As Filed with the Securities and Exchange Commission on June 29, 2020.
1933 Act Registration No. 333-121061
1940 Act Registration No. 811-05845

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 22	☒
and/or
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☐
Amendment No. 62	☒

Invesco Senior Loan Fund
(Exact Name of Registrant as Specified in Declaration of Trust)

11 Greenway Plaza, Suite 1000, Houston, Texas 77046-1173
(Address of Principal Executive Office)
(713) 626-1919
(Registrant’s Telephone Number, including Area Code)
Jeffrey H. Kupor, Esquire
11 Greenway Plaza, Suite 1000, Houston, TX 77046-1173
(713) 626-1919
(Name and Address of Agent for Service)

Copies to:
Joseph C. Benedetti, Esquire Invesco Advisers, Inc. 11 Greenway Plaza, Suite 1000 Houston, Texas 77046-1173	Matthew R. DiClemente, Esquire Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, Pennsylvania 19103-7018

Approximate date of proposed public offering:    As soon as practicable after the effective date of this Registration Statement.
If appropriate, check the following box:
__	Check box if any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan.
It is proposed that this filing will become effective:
__	when declared effective pursuant to section 8(c)
__	immediately upon filing pursuant to paragraph (b) of Rule 486
X	on June 29, 2020 pursuant to paragraph (b) of Rule 486
__	60 days after filing pursuant to paragraph (a) of Rule 486
on (date) pursuant to paragraph (a) of Rule 486
If appropriate, check the following box:
__	This post-effective amendment designates a new effective date for a previously filed registration statement.
__	This Form is filed to register additional securities for an offering pursuant to Rule 462 (b) under the Securities Act and the Securities Act registration number of the earlier effective registration statement for the same offering is

Prospectus	June 29, 2020

Class: A (VSLAX), C (VSLCX), Y (VSLYX), IB (XPRTX), IC (XSLCX)
Invesco Senior Loan Fund

Invesco Senior Loan Fund’s investment objective is to provide a high level of current income, consistent with preservation of capital. The Fund’s investment adviser seeks to achieve the Fund’s investment objective by investing primarily in adjustable rate senior loans.

As with all other mutual fund securities, the U.S. Securities and Exchange Commission (SEC) has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Beginning on January 1, 2021, as permitted by regulations adopted by the Securities and Exchange Commission, paper copies of the Fund’s shareholder reports will no longer be sent by mail, unless you specifically request paper copies of the reports from the Fund or from your financial intermediary, such as a broker-dealer or bank. Instead, the reports will be made available on the Fund’s website, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from the Fund electronically by contacting your financial intermediary (such as a broker-dealer or bank) or, if you are a direct investor, by enrolling at invesco.com/edelivery.

You may elect to receive all future reports in paper free of charge. If you invest through a financial intermediary, you can contact your financial intermediary to request that you continue to receive paper copies of your shareholder reports. If you invest directly with the Fund, you can call (800) 959-4246 to let the Fund know you wish to continue receiving paper copies of your shareholder reports. Your election to receive reports in paper will apply to all funds held with your financial intermediary or all funds held with the fund complex if you invest directly with the Fund.

An investment in the Fund:

∎	is not FDIC insured;

∎	may lose value; and

∎	is not guaranteed by a bank.

Fees and Expenses of the Fund

The following tables are intended to assist investors in understanding the various costs and expenses directly or indirectly associated with investing in the Fund. Investors may pay commissions and/or other forms of compensation to an intermediary, such as a broker, for transactions in Class Y shares, which are not reflected in the table or the example below.

	Class A Shares	Class C Shares	Class Y Shares	Class IB Shares	Class IC Shares
Shareholder Transaction Expenses
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	3.25%[1]	None	None	None	None
Maximum early withdrawal charge (as a percentage of the lesser of original purchase price or repurchase proceeds)	None [2]	1.00%	None	None [3]	None [3]
Annual Fund Operating Expenses (as a percentage of net assets attributable to Shares and are based on expenses incurred during the fiscal year ended February 29, 2020)
Investment advisory fee[4]	0.89%	0.89%	0.89%	0.89%	0.89%
Distribution and/or service (12b-1) fees	0.25%	1.00%[5]	None	None	0.15%
Interest payments on borrowed funds	0.75%	0.75%	0.75%	0.75%	0.75%
Total Other Expenses	0.52%	0.52%	0.52%	0.52%	0.52%
Administration fee[4]	0.25%	0.25%	0.25%	0.25%	0.25%
Other Expenses	0.27%	0.27%	0.27%	0.27%	0.27%
Total annual operating expenses	2.41%	3.16%	2.16%	2.16%	2.31%
1	Reduced for purchases of $100,000 and over. See “Purchase of Shares — Class A Shares — Sales Charge Schedule.”
2

Investments of $1 million or more are not subject to any sales charge at the time of purchase, but an early withdrawal charge of 1.00% may be imposed on certain repurchases by the Fund made within eighteen months of purchase. See “Purchase of Shares — Class A Shares — Sales Charge Schedule.”

3

Class IB Shares and Class IC Shares are not continuously offered. Class IB Shares and Class IC Shares have no early withdrawal charges (the early withdrawal schedules applicable to the former Class B Shares and former Class C Shares outstanding on February 18, 2005 have been terminated). Shares acquired in connection with the reorganization of the Invesco Prime Income Trust will be subject to early withdrawal charges. See “Repurchase of Shares — Early Withdrawal Charges.”

4	See “Management of the Fund” for additional information.
5

While Class C Shares do not have any front-end sales charges, their higher ongoing annual expenses (due to higher distribution and service fees) mean that over time you could end up paying more for these Shares than if you were to pay front-end sales charges for Class A Shares.

Example:

The following example is intended to help you compare the cost of investing in the Fund with the costs of investing in other funds.

The example assumes that you invest $1,000 in the Fund for the time periods indicated and the Fund repurchases all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year, that the Fund’s operating expenses remain the same each year and that all dividends and other distributions are reinvested at net asset value. This example does not include commissions and/or other forms of compensation that investors may pay on transactions in Class Y shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	One Year	Three Years	Five Years	Ten Years
Class A Shares	$56	$105	$157	$298
Class C Shares	$42	$97	$165	$347
Class Y Shares	$22	$68	$116	$249
Class IB Shares	$22	$68	$116	$249
Class IC Shares	$23	$72	$124	$265

You would pay the following expenses if you did not tender your Shares for repurchase by the Fund:

	One Year	Three Years	Five Years	Ten Years
Class A Shares	$56	$105	$157	$298
Class C Shares	$32	$97	$165	$347
Class Y Shares	$22	$68	$116	$249
Class IB Shares	$22	$68	$116	$249
Class IC Shares	$23	$72	$124	$265

The purpose of the table above is to assist you in understanding the various costs and expenses that an investor in the Fund will bear directly or indirectly.

This example should not be considered a representation of future expenses, and the Fund’s actual expenses may be more or less than those shown.

Prospectus Summary

This summary is qualified by reference to the more detailed information included elsewhere in this Prospectus and in the Statement of Additional Information.

The Fund

The Fund is a diversified, closed-end management investment company. The Fund completed an initial public offering in October 1989. The Fund was organized as a Massachusetts business trust on July 14, 1989, and was redomesticated as a Delaware statutory trust on October 15, 2012. The Fund has continuously offered its Shares since November 1989. The Fund’s investment adviser is Invesco Advisers, Inc. (the “Adviser”). The Fund’s investment sub-adviser is Invesco Senior Secured Asset Management, Inc.

The Offering

As of the date of this Prospectus, the Fund continuously offers three classes of Shares —Class A Shares, Class C Shares, and Class Y Shares, which are available to certain investors as described under “Purchase of Shares — General” — through

Invesco Distributors and through selected broker-dealers and financial services firms. Class IB Shares and Class IC Shares are not continuously offered. The only new Class IB Shares and Class IC Shares to be issued are those Class IB Shares and Class IC Shares issued to satisfy dividend and capital gain reinvestments. Shares are sold at their offering price, which is net asset value per Share for such class of Shares plus sales charges where applicable (see “Purchases of Shares — Class A Shares”). Invesco Distributors pays the broker-dealers and financial services firms participating in the continuous offering.

Investment Objective

The Fund’s investment objective is to provide a high level of current income, consistent with preservation of capital. Although the Fund seeks capital preservation, it is not a money market fund or a certificate of deposit, and it differs substantially from these products with respect to risks and liquidity, among other factors. There is no assurance that the Fund will achieve its investment objective. You should carefully consider the risks of investing in the Fund. See “Principal Risks of Investing in the Fund.”

Principal Investment Strategies of the Fund

The Fund invests under normal circumstances at least 80% of its net assets (plus any borrowings for investment purposes) in adjustable rate senior loans (“Senior Loans”). Senior Loans are loans made to borrowers that may be corporations, partnerships or other entities (“Borrowers”). These Borrowers operate in a variety of industries and geographic regions, although most Senior Loans are made to Borrowers that are organized or located in the U.S. Interest rates on Senior Loans may adjust over different time periods. Prime based and federal funds rate loans reset periodically when the underlying rate resets. London Inter-Bank Offered Rate (“LIBOR”) loans reset on set dates, typically every 30 to 90 days, but not to exceed one year.

Senior Loans generally are negotiated between a Borrower and several financial institution lenders (“Lenders”) represented by one or more Lenders acting as agent of all the Lenders (“Agent”). The Agent is responsible for negotiating the loan agreement (the “Loan Agreement”) that establishes the terms and conditions of the Senior Loan and the rights of the Borrower and the Lenders. The Fund may act as one of the group of original Lenders originating a Senior Loan, may purchase assignments of portions of Senior Loans from third parties and may invest in participations in Senior Loans. Senior Loans may include certain senior debt that is in the form of notes and not Loan Agreements. Senior Loans usually have the most senior position in a Borrower’s capital structure or share the senior position with other senior debt securities of the Borrower. This capital structure position generally gives holders of Senior Loans a priority claim on some or all of the Borrower’s assets in the event of default. Most of the Fund’s Senior Loan investments will be secured by specific assets of the Borrower. Senior Loans also have contractual terms designed to protect Lenders. The Fund generally acquires Senior Loans of Borrowers that, among other things, in the Adviser’s judgment, can make timely payments on their Senior Loans and that satisfy other credit standards established by the Adviser. The Fund may, however, invest all or a substantial portion of its assets in below investment grade Senior Loans, which are considered speculative by rating agencies (and are often referred to as high-yielding, high risk investments or as “junk” investments). Because of their protective features, the Adviser believes that Senior Loans of Borrowers that are experiencing, or are more likely to experience, financial difficulty may represent attractive investment opportunities. Decisions to purchase or sell loans and securities are determined by the relative value considerations of the portfolio managers that factor in economic and credit-related fundamentals, market supply and demand, market dislocations and situation-specific opportunities. The purchase or sale of loans and securities may be related to a decision to alter the Fund’s macro risk exposure, a need to limit or reduce the Fund’s exposure to a particular security or issuer, degradation of an issuer’s credit quality, or general liquidity needs of the Fund.

Other investment policies.  Other investment policies of the Fund include the following: the Fund may invest up to 20% of its total assets, measured at the time of investment, in Senior Loans made to Borrowers that are organized or located in countries other than the U.S. and, during normal market conditions, the Fund may invest up to 20% of its total assets in any combination of (1) warrants and equity securities, (2) high quality short-term debt securities, (3) other debt securities, including high-yield bonds and junior debt securities, (4) credit-linked deposits and (5) Treasury Inflation Protected Securities (“U.S. TIPS”) and other inflation-indexed bonds issued by the U.S. government, its agencies or instrumentalities. The Fund may also hold equity securities received as part of a reorganization or restructuring.

Investment grade securities are: (i) securities rated BBB- or higher by S&P Global Ratings (S&P) or Baa3 or higher by Moody’s Investors Service, Inc. (Moody’s) or an equivalent rating by another nationally recognized statistical rating organization (NRSRO), (ii) securities with comparable short-term NRSRO ratings, or (iii) unrated securities determined by the Adviser to be of comparable quality, each at the time of purchase.

The Fund may utilize financial leverage (i) to provide the Fund with additional liquidity to meet its obligations to repurchase its Shares pursuant to its repurchase offers and (ii) for investment purposes (i.e., to use such financial leverage to purchase additional portfolio securities consistent with the Fund’s investment objective and primary investment strategy) to benefit the Fund’s Common Shares. Generally speaking, if the Fund can invest the proceeds from financial leverage (i.e., money from borrowings or issuing preferred shares) in portfolio securities that have higher rates of return than the costs of such financial leverage and other expenses of the Fund, then the holders of Common Shares would have a net benefit. The Fund’s policy on financial leverage allows the Fund to use financial leverage in the form of borrowings and/or preferred shares to the maximum extent allowable under the Investment Company Act of 1940, as amended (the “1940 Act”). The Adviser will regularly review the Fund’s use of financial leverage (i.e., the relative costs and benefits of leverage on the Fund’s Common Shares) and review the alternative means to leverage (i.e., the relative benefits and costs of borrowing versus issuing preferred shares).

The Fund may also invest in collateralized loan obligations and collateralized debt obligations, which are debt instruments backed solely by a pool of bonds, loans and/or other debt securities.

The Fund can invest in derivative instruments including futures contracts, swap contracts and forward foreign currency contracts.

The Fund can use currency futures to hedge its exposure to foreign currencies.

The Fund can use swap contracts, including interest rate swaps, to hedge or adjust its exposure to interest rates, and currency swaps, to hedge its exposure to foreign currencies. The Fund can also use swap contracts, including credit default swaps, to enhance the yield on its portfolio or to increase income available for distributions or for other non-hedging purposes.

The Fund can engage in foreign currency transactions either on a spot basis (i.e., for prompt delivery and settlement at the rate prevailing in the currency exchange market at the time) or through forward foreign currency contracts to mitigate the risk of foreign currency exposure.

The Fund can invest in structured notes and credit-linked notes. The Fund can use structured notes and credit linked notes to enhance the yield on its portfolio or to increase income available for distributions or for other non-hedging purposes.

Certain investment practices.  The Fund may use various investment practices that involve special risks, including engaging in derivative transactions. See “Investment Objective” and “Principal Investment Strategies of the Fund.”

Anti-takeover provisions.  The Fund’s Declaration of Trust includes provisions that could limit the ability of other persons to acquire control of the Fund or to change the composition of its Board of Trustees. See “Description of Shares — Anti-Takeover Provisions in the Declaration of Trust.”

Principal Risks

As with any investment, loss of money is a risk of investing. An investment in the Fund is not a deposit in a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. The risks associated with an investment in the Fund can increase during times of significant market volatility. The principal risks of investing in the Fund are:

Asset-Backed Securities Risk.  Asset-backed securities, including collateralized debt obligations, are subject to prepayment or call risk, which is the risk that a borrower’s payments may be received earlier or later than expected due to changes in prepayment rates on underlying loans, which could result in the Fund reinvesting these early payments at lower interest rates, thereby reducing the Fund’s income. Asset-backed securities also are subject to extension risk, which is the risk that a rise in interest rates could reduce the rate of prepayments, causing the price of the asset-backed securities and the Fund’s share price to fall. Privately-issued asset-backed securities may be less liquid than other types of securities and the Fund may be unable to sell these securities at the time or price it desires. During periods of market stress, the Fund may be forced to sell these securities at significantly reduced prices, resulting in losses. Liquid privately-issued asset-backed securities can become illiquid during periods of market stress.

Banking and Financial Services Industry Focus Risk.  From time to time, the Fund may invest more than 25% of its assets in unsecured bank instruments, including but not limited to certificates of deposit and time deposits, or securities that may have guarantees or credit and liquidity enhancements provided by banks, insurance companies or other financial institutions. To the extent the Fund focuses its investments in these instruments or securities, the Fund’s performance will depend on the overall condition of those industries and the individual banks and financial institutions in which the Fund invests (directly or indirectly), the supply of short-term financing, changes in government regulation, changes in interest rates, and economic downturns in the United States and abroad.

Borrower Credit Risk.  Senior Loans, like most other debt obligations, are subject to the risk of default. Default in the payment of interest or principal on a Senior Loan will result in a reduction in income to the Fund, a reduction in the value of the Senior Loan and a potential decrease in the Fund’s net asset value. The risk of default will increase in the event of an economic downturn or a substantial increase in interest rates.

The Fund may acquire Senior Loans of Borrowers that are experiencing, or are more likely to experience, financial difficulty, including Senior Loans issued in highly leveraged transactions. The Fund may even acquire and retain in its portfolio Senior Loans of Borrowers that have filed for bankruptcy protection. Because of the protective terms of Senior Loans, the Adviser believes that the Fund is more likely to recover more of its investment in a defaulted Senior Loan than would be the case for most other types of defaulted debt securities. Nevertheless, even in the case of collateralized Senior Loans, there is no assurance that sale of the collateral would raise enough cash to satisfy the Borrower’s payment obligation or that the collateral can or will be liquidated. In the case of bankruptcy, liquidation may not occur and the court may not give Lenders the full benefit of their senior position. Uncollateralized Senior Loans involve a greater risk of loss.

Changing Fixed Income Market Conditions Risk.  The current low interest rate environment was created in part by the Federal Reserve Board (FRB) and certain foreign central banks keeping the federal funds and equivalent foreign rates near historical lows. Increases in the federal funds and equivalent foreign rates may expose fixed income markets to heightened volatility and reduced liquidity for certain fixed income investments, particularly those with longer maturities. In addition, decreases in fixed income dealer market-making capacity may also potentially lead to heightened volatility and reduced liquidity in the fixed income markets. As a result, the value of the Fund’s investments and share price may decline.

Collateralized Loan Obligations Risk.  CLOs are subject to the risks of substantial losses due to actual defaults by underlying borrowers, which will be greater during periods of economic or financial stress. CLOs may also lose value due to collateral defaults and disappearance of subordinate tranches, market anticipation of defaults, and investor aversion to CLO securities as a class. The risks of CLOs will be greater if the Fund invests in CLOs that hold loans of uncreditworthy borrowers or if the Fund holds subordinate tranches of the CLO that absorbs losses from the defaults before senior tranches. In addition, CLOs are subject to interest rate risk and credit risk.

Credit Linked Notes Risk.  Risks of credit linked notes include those risks associated with the underlying reference obligation including but not limited to market risk, interest rate risk, credit risk, default risk and, in some cases, foreign currency risk. An investor in a credit linked note bears counterparty risk or the risk that the issuer of the credit linked note will default or become bankrupt and not make timely payment of principal and interest of the structured security. Credit linked notes may be less liquid than other investments and therefore harder to dispose of at the desired time and price. In addition, credit linked notes may be leveraged and, as a result, small changes in the value of the underlying reference obligation may produce disproportionate losses to the Fund.

Debt Securities Risk.  The prices of debt securities held by the Fund will be affected by changes in interest rates, the creditworthiness of the issuer and other factors. An increase in prevailing interest rates typically causes the value of existing fixed income debt securities to fall and often has a greater impact on longer-duration debt securities and higher quality debt securities. Floating rate debt instruments also react to interest rate changes in a similar manner, although generally to a lesser degree. Falling interest rates will cause the Fund to reinvest the proceeds of debt securities that have been repaid by the issuer at lower interest rates. Falling interest rates may also reduce the Fund’s distributable income because interest payments on floating rate debt instruments held by the Fund will decline. The Fund could lose money on investments in debt securities if the issuer or borrower fails to meet its obligations to make interest payments and/or to repay principal in a timely manner. Changes in an issuer’s financial strength, the market’s perception of such strength or in the credit rating of the issuer or the security may affect the value of debt securities. The Adviser’s credit analysis may fail to anticipate such changes, which could result in buying a debt security at an inopportune time or failing to sell a debt security in advance of a price decline or other credit event.

Defaulted Securities Risk.  Defaulted securities pose a greater risk that principal will not be repaid than non-defaulted securities. Defaulted securities and any securities received in an exchange for such securities may be subject to restrictions on resale.

Derivatives Risk.  The value of a derivative instrument depends largely on (and is derived from) the value of an underlying security, currency, commodity, interest rate, index or other asset (each referred to as an underlying asset). In addition to risks relating to the underlying assets, the use of derivatives may include other, possibly greater, risks, including counterparty, leverage and liquidity risks. Counterparty risk is the risk that the counterparty to the derivative contract will default on its obligation to pay the Fund the amount owed or otherwise perform under the derivative contract. Derivatives create leverage risk because they do not require payment up front equal to the economic exposure created by holding a position in the derivative. As a result, an adverse change in the value of the underlying asset could result in the Fund sustaining a loss that is substantially greater than the amount invested in the derivative or the anticipated value of the underlying security, which may make the Fund’s returns more volatile and increase the risk of loss. Derivative instruments may also be less liquid than more traditional investments and the Fund may be unable to sell or close out its derivative positions at a desirable time or price. This risk may be more acute under adverse market conditions, during which the Fund may be most in need of liquidating its derivative positions. Derivatives may also be harder to value, less tax efficient and subject to changing government regulation that could impact the Fund’s ability to use certain derivatives or their cost. Derivatives strategies may not always be successful. For example, derivatives used for hedging or to gain or limit exposure to a particular market segment may not provide the expected benefits, particularly during adverse market conditions.

Financial Leverage Risk.  There are risks associated with borrowing or issuing preferred shares in an effort to increase the yield and distributions on the Common Shares, including that the costs of the financial leverage exceed the income from investments made with such leverage, the higher volatility of the net asset value of the Common Shares, and that fluctuations in the interest rates on the borrowing or dividend rates on preferred shares may affect the yield and distributions to the Common Shareholders. The Fund’s use of leverage also may impair the ability of the Fund to maintain its qualification for federal income tax purposes, as a regulated investment company.

As long as the Fund is able to invest the proceeds of any financial leverage in senior loans or other investments that provide a higher net return than the current cost of such financial leverage (i.e., the current interest rate on any borrowing or dividend rate of any preferred shares after taking into account the expenses of any borrowing or preferred shares offering) and the Fund’s operating expenses, the effect of leverage will be to cause the Common Shareholders to realize a higher current rate of return than if the Fund were not leveraged. However, if the current costs of financial leverage were to exceed the return on such proceeds after expenses (which the Adviser believes to be an unlikely scenario), the Common Shareholders would have a lower rate of return than if the Fund had an unleveraged capital structure.

During any annual period when the Fund has a net payable on the interest due on borrowings or the dividends due on any outstanding preferred shares, the failure to pay on such amounts would preclude the Fund from paying dividends on the Common Shares. The rights of lenders to the Fund to receive interest on and repayment of principal on any borrowings will be senior to those of the holders of the Common Shares, and the terms of any such borrowings may contain provisions which limit certain activities of the Fund, including the payment of dividends to holders of Common Shares in certain circumstances, and may require the Fund to pledge assets to secure such borrowings. Further, the terms of such borrowings may, and the 1940 Act does (in certain circumstances), grant to the lenders to the Fund certain voting rights in the event of default in the payment of interest on or repayment of principal. In addition, under the 1940 Act, the Fund is not permitted to declare any cash dividend or other distribution on its Common Shares unless, at the time of such declaration and after deducting the amount of such dividend or distribution, the Fund is in compliance with the asset coverage requirements of the 1940 Act. Such prohibition on the payment of dividends or distributions might impair the ability of the Fund to maintain its qualification, for federal income tax purposes, as a regulated investment company. The Fund intends, however, to the extent possible, to repay borrowings or repurchase any outstanding preferred securities from time to time if necessary, which may involve the payment by the Fund of a premium and the sale by the Fund of portfolio securities at a time when it may be disadvantageous to do so, to maintain compliance with such asset coverage requirements.

If there are preferred shares issued and outstanding, holders of the preferred shares will elect two Trustees. In addition, the terms of any preferred shares or borrowing may entitle holders of the preferred shares or lenders, as the case may be, to elect a majority of the Board of Trustees in certain other circumstances.

Foreign Investments Risk.  The Fund’s foreign investments may be adversely affected by political and social instability, changes in economic or taxation policies, difficulty in enforcing obligations, decreased liquidity or increased volatility. Foreign investments also involve the risk of the possible seizure, nationalization or expropriation of the issuer or foreign deposits (in which the Fund could lose its entire investments in a certain market) and the possible adoption of foreign governmental restrictions such as exchange controls. Unless the Fund has hedged its foreign securities risk, foreign securities risk also involves the risk of negative foreign currency rate fluctuations, which may cause the value of securities denominated in such foreign currency (or other instruments through which the Fund has exposure to foreign currencies) to decline in value. Currency exchange rates may fluctuate significantly over short periods of time. Currency hedging strategies, if used, are not always successful. For instance, the use of currency forward contracts could reduce performance if there are unanticipated changes in currency exchange rates.

High Yield Debt Securities (Junk Bond) Risk.  Investments in high yield debt securities (“junk bonds”) and other lower-rated securities will subject the Fund to substantial risk of loss. These securities are considered to be speculative with respect to the issuer’s ability to pay interest and principal when due, are more susceptible to default or decline in market value and are less liquid than investment grade debt securities. Prices of high yield debt securities tend to be very volatile.

High Yield Senior Loans Risk.  The Fund’s investments in Senior Loans are generally below investment grade (“junk investments”) and will subject the Fund to substantial risk of loss. These Senior Loans are considered to be speculative with respect to the issuer’s ability to pay interest and principal when due, are more susceptible to default or decline in market value and are less liquid than investment grade Senior Loans. Prices of high yield Senior Loans tend to be very volatile.

Inflation-Indexed Securities Risk.  The values of inflation-indexed securities generally fluctuate in response to changes in real interest rates, and the Fund’s income from its investments in these securities is likely to fluctuate considerably more than the income distributions of its investments in more traditional fixed-income securities.

Liquidity Risk.  The Fund may be unable to sell illiquid investments at the time or price it desires and, as a result, could lose its entire investment in such investments. Liquid securities can become illiquid during periods of market stress. If a significant amount of the Fund’s securities become illiquid, the Fund may not be able to satisfy repurchase offers by the repurchase payment deadline and may need to sell securities at significantly reduced prices.

Management Risk.  The Fund is actively managed and depends heavily on the Adviser’s judgment about markets, interest rates or the attractiveness, relative values, liquidity, or potential appreciation of particular investments made for the Fund’s portfolio. The Fund could experience losses if these judgments prove to be incorrect. Additionally, legislative, regulatory, or tax developments may adversely affect management of the Fund and, therefore, the ability of the Fund to achieve its investment objective.

Market Risk.  The market values of the Fund’s investments, and therefore the value of the Fund’s shares, will go up and down, sometimes rapidly or unpredictably. Market risk may affect a single issuer, industry or section of the economy, or it may affect the market as a whole. The value of the Fund’s investments may go up or down due to general market conditions which are not specifically related to the particular issuer, such as real or perceived adverse economic conditions, changes in the general outlook for revenues or corporate earnings, changes in interest or currency rates, regional or global instability, natural or environmental disasters, widespread disease or other public health issues, war, acts of terrorism or adverse investor sentiment generally. Individual stock prices tend to go up and down more dramatically than those of certain other types of investments, such as bonds. During a general downturn in the financial markets, multiple asset classes may decline in value. When markets perform well, there can be no assurance that specific investments held by the Fund will rise in value.

No Trading Market for Shares.  The Fund is a closed-end investment company designed primarily for long-term investors and not as a trading vehicle. While there is no restriction on transferring the Shares, the Fund does not intend to list the Shares for trading on any national securities exchange. There is no secondary trading market for Shares. An investment in the Shares is illiquid. There is no guarantee that you will be able to sell all of the Shares that you desire to sell in any repurchase offer by the Fund.

Repurchase Offer Risks.  If the Fund repurchases more Shares than it is able to sell, the Fund’s net assets may decline and its expense ratios may increase, and the Fund’s ability to achieve its investment objective may be adversely affected. Moreover, this may force the Fund to sell assets it would not otherwise sell, and the Fund may be forced to dispose of Fund assets that may have declined in value. The Fund may borrow money to, among other things, finance repurchases of Shares. The rights of any lenders to the Fund to receive payments of interest on and repayments of principal of any borrowings will be senior to the rights of shareholders. The loan agreement for any borrowing likely will limit certain activities of the Fund, including the payment of dividends to holders of Shares in certain circumstances. Interest payments and fees incurred in connection with borrowings to finance repurchases of Shares will reduce the amount of net income available for payment to shareholders and may increase volatility of the net asset value of the Common Shares. See also the section above on “Financial leverage risk” and the section of the Prospectus entitled “Repurchase of Shares.”

Senior Loan Risk.  There are a number of risks associated with an investment in Senior Loans including credit risk, interest rate risk, liquidity risk and prepayment risk. Lack of an active trading market, restrictions on resale, irregular trading activity, wide bid/ask spreads and extended trade settlement periods may impair the Fund’s ability to sell Senior Loans within its desired time frame or at an acceptable price and its ability to accurately value existing and prospective investments. Extended trade settlement periods may result in cash not being immediately available to the Fund. As a result, the Fund may have to sell other investments or engage in borrowing transactions to raise cash to meet its obligations. The risk of holding Senior Loans is also directly tied to the risk of insolvency or bankruptcy of the issuing banks. These risks could cause the Fund to lose income or principal on a particular investment, which in turn could affect the Fund’s returns. The value of Senior Loans can be affected by and sensitive to changes in government regulation and to economic downturns in the United States and abroad. Senior Loans generally are floating rate loans, which are subject to interest rate risk as the interest paid on the floating rate loans adjusts periodically based on changes in widely accepted reference rates. The interest income generated by a portfolio of senior loans is often determined by a fixed credit spread over the London Interbank Offered Rate (LIBOR). On July 27, 2017, the head of the United Kingdom’s Financial Conduct Authority announced a desire to phase out the use of LIBOR by the end of 2021. There remains uncertainty regarding the future utilization of LIBOR and the nature of any replacement rate. As a result, any impact of a transition away from LIBOR on the Fund or the instruments in which the Fund invests cannot yet be determined. Senior Loans held by the Fund might not be considered securities for purposes of the Securities Act of 1933 or the Securities Exchange Act of 1934, and therefore a risk exists that purchasers, such as the Fund, may not be entitled to rely on the anti-fraud provisions of those Acts.

Variable or Floating Rate Instruments.  Variable or floating rate instruments are securities that provide for a periodic adjustment in the interest rate paid on the obligation. The interest rates for securities with variable interest rates are readjusted on set dates (such as the last day of the month or calendar quarter) and the interest rates for securities with floating rates are reset whenever a specified interest rate change occurs. Variable or floating interest rates generally reduce changes in the market price of securities from their original purchase price because, upon readjustment, such rates approximate market rates. Accordingly, as market interest rates decrease or increase, the potential for capital appreciation or depreciation is less for variable or floating rate securities than for fixed rate obligations.

Warrants, Equity Securities and Junior Debt Securities.  Warrants, equity securities and junior debt securities have a subordinate claim on a Borrower’s assets as compared with Senior Loans. As a result, the values of warrants, equity securities and junior debt securities generally are more dependent on the financial condition of the Borrower and less dependent on fluctuations in interest rates than are the values of many debt securities. The values of warrants, equity securities and junior debt securities may be more volatile than those of Senior Loans and thus may increase the volatility of the Fund’s net asset value. Additionally, warrants may be significantly less valuable on their relevant expiration date resulting in a loss of money or they may expire worthless resulting in a total loss of the investment. Warrants may also be postponed or terminated early resulting in a partial or total loss of the investment. Warrants may also be illiquid.

Repurchase Offers

The Fund has a fundamental policy whereby it commits to make offers to repurchase Shares of the Fund. In order to provide liquidity to shareholders, the Fund will make monthly offers to repurchase between 5% and 25% of its outstanding Shares at net asset value, subject to certain conditions. The repurchase request deadline will be the third Friday of each calendar month (or the preceding business day if such third Friday is not a business day). The repurchase price will be the Fund’s net asset value as determined after the close of business on the repurchase pricing date. Under normal circumstances, the Fund expects that the repurchase pricing date will be the repurchase request deadline. The Fund generally will pay repurchase proceeds by the third business day after the repurchase pricing date, although payment for Shares may be as many as seven days after the repurchase request deadline; in any event, the Fund will pay such proceeds at least five business days before notification of the next repurchase offer.

The Fund will impose an early withdrawal charge payable to Invesco Distributors on most Class C Shares accepted for repurchase that have been held for less than one year of up to 1%. There is generally no early withdrawal charge on Class A Shares, although the Fund in certain circumstances may impose an early withdrawal charge on Class A Shares accepted for repurchase by the Fund which have been held for less than eighteen months. See “Purchase of Shares — Class A Shares.” There are no early withdrawal charges on Class Y Shares, Class IB Shares or Class IC Shares. The Fund may borrow to, among other things, finance repurchases of Shares. Borrowings entail additional risks.

Investment Adviser

Invesco Advisers, Inc. is the Fund’s investment adviser. See “Management of the Fund.”

Investment Sub-Adviser

Invesco Senior Secured Management, Inc. is the Fund’s investment sub-adviser. See “Management of the Fund.”

Administrator

Invesco Advisers, Inc., the Fund’s investment adviser, also serves as the Fund’s administrator (in such capacity, the “Administrator”). See “Management of the Fund.”

Distribution Plan and Service Plan

The Fund has adopted a distribution plan (the “Distribution Plan”) with respect to each of its Class A Shares and Class C Shares and in so doing has agreed to comply with Rule 12b-1 under the 1940 Act, as if the Fund were an open-end investment company. The Fund also has adopted a service plan (the “Service Plan”) with respect to each of its Class A Shares, Class C Shares and Class IC Shares. There is no Distribution Plan or Service Plan for Class Y Shares or Class IB Shares and no Distribution Plan for Class IC Shares. Under the Distribution Plan, the Fund pays distribution fees in connection with the sale and distribution of Class A Shares and Class C Shares. Under the Service Plan, the Fund pays service fees in connection with the provision of ongoing services to shareholders of Class A Shares, Class C Shares and Class IC Shares and the maintenance of such shareholders’ accounts. See “Purchase of Shares — Distribution Plan and Service Plan.”

Distributions

The Fund plans to make monthly distributions of substantially all net investment income. Distributions cannot be assured, and the amount of each distribution is likely to vary. Net capital gain, if any, will be distributed at least annually. A convenient way for investors to accumulate additional Shares is by reinvesting dividends and distributions in Shares of the Fund. Such Shares are acquired at net asset value per Share (without a sales charge) on the applicable payable date of the dividend or distribution. Unless the shareholder instructs otherwise, with respect to Class A Shares, Class C Shares and Class Y Shares, the reinvestment plan is automatic. With respect to Class IC Shares and Class IB Shares, previous instructions regarding reinvestment of dividends and distributions will continue to apply until such shareholder changes his or her instructions.

Investor Profile

In light of the Fund’s investment objective and principal investment strategies, the Fund may be appropriate for investors who:

•	seek high current income

•	wish to add to their investment portfolio a fund that invests primarily in adjustable rate senior loans

An investment in the Fund may not be appropriate for all investors. The Fund is not intended to be a complete investment program, and investors should consider their long-term investment goals and financial needs when making an investment decision about the Fund. An investment in the Fund is intended to be a long-term investment, and the Fund should not be used as a trading vehicle.

Financial Highlights

The following schedules present financial highlights for one Share of the respective class of the Fund outstanding for the periods indicated. The ratio of expenses to average net assets listed in the tables below for each class of shares of the Fund are based on the average net assets of the Fund for each of the periods listed in the tables. To the extent that the Fund’s average net assets decrease over the Fund’s next fiscal year, such expenses can be expected to increase because certain fixed costs will be spread over a smaller amount of assets. This information has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, whose report, along with the Fund’s financial statements, is included in the Fund’s Annual Report, which may be obtained from the Fund’s website at www.invesco.com/us or by calling the telephone number on the last page of this Prospectus. This information should be read in conjunction with the financial statements and related notes included in the Fund’s Annual Report.

Class A	Year Ended February 29, 2020		Year Ended February 28, 2019		Year Ended February 28, 2018		Year Ended February 28, 2017		Year Ended February 29, 2016		Years Ended February 28,						Year Ended February 29, 2012		Seven Months Ended February 28, 2011		Year Ended July 31, 2010
											2015		2014		2013
Net asset value, beginning of period	$6.61		$6.72		$6.68		$5.81		$6.76		$6.99		$6.89		$6.58		$6.73		$6.29		$5.60

Net investment income (a)	0.30		0.28		0.26		0.34		0.38		0.36		0.34		0.40		0.33		0.18		0.28
Net gains (losses) on securities (both realized and unrealized)	(0.26)		(0.10)		0.05		0.86		(0.94)		(0.23)		0.17		0.34		(0.15)		0.44		0.76

Total from investment operations	0.04		0.18		0.31		1.20		(0.56)		0.13		0.51		0.74		0.18		0.62		1.04
Less:
Dividends from net investment income	(0.31)		(0.29)		(0.26)		(0.32)		(0.39)		(0.36)		(0.40)		(0.43)		(0.33)		(0.18)		(0.31)
Return of capital	—		—		(0.01)		(0.01)		—		—		(0.01)		—		—		—		(0.04)

Total distributions	(0.31)		(0.29)		(0.27)		(0.33)		(0.39)		(0.36)		(0.41)		(0.43)		(0.33)		(0.18)		(0.35)

Net asset value, end of period	$6.34		$6.61		$6.72		$6.68		$5.81		$6.76		$6.99		$6.89		$6.58		$6.73		$6.29

Total return at net asset value	0.58%	(b)(c)	3.19%	(b)(c)	4.79%	(b)(c)	20.97%	(b)(c)	(8.65	)%(b)(c)	1.88%	(b)(c)	7.58%	(b)(c)	11.56%	(b)(c)	2.80%	(b)(c)	9.97%	(b)(c)	18.78% (b)
Net assets, end of period (000’s omitted)	$74,640		$90,789		$108,897		$121,627		$115,036		$182,673		$232,475		$123,447		$122,252		$173,137		$188,589
Portfolio turnover rate (d)	55%		44%		53%		73%		51%		59%		95%		101%		87%		44%		55%

Ratios/supplemental data based on average net assets:
Ratio of expenses:
With fee waivers and/or expense reimbursements	2.41%	(c)	2.46%	(c)(e)	2.24%	(c)(e)	2.06%	(c)	1.98%	(c)	1.90%	(c)	1.92%	(c)	1.71%	(c)	1.74%	(c)	1.71%	(c)(f)	1.89%
With fee waivers and/or expense reimbursements excluding interest, facilities and maintenance fees	1.66%	(c)	1.71%	(c)(e)	1.73%	(c)	1.67%	(c)	1.68%	(c)	1.66%	(c)	1.66%	(c)	1.40%	(c)	1.47%	(c)	1.37%	(c)(f)	1.57%
Without fee waivers and/or expense reimbursements	2.41%	(c)	2.46%	(c)(e)	2.24%	(c)	2.06%	(c)	1.98%	(c)	1.90%	(c)	1.92%	(c)	1.94%	(c)	1.99%	(c)	1.96%	(c)(f)	2.14%
Ratio of net investment income with fee waivers and/or expense reimbursements	4.62%	(c)	4.25%	(c)(e)	3.88%	(c)	5.34%	(c)	5.82%	(c)	5.16%	(c)	4.92%	(c)	5.98%	(c)	5.10%	(c)	4.86%	(c)(f)	4.53%

Senior indebtedness:
Total borrowings (000’s omitted)	$115,000		$160,000		$170,000		$150,000		$150,000		$224,000		$254,000		$211,000		$228,000		$178,000		$198,000
Asset coverage per $1,000 unit of senior indebtedness (g)	$5,677		$5,009		$5,354		$6,617		$6,346		$5,949		$6,164		$6,827		$6,732		$6,673		$6,239

(a)	Calculated using average shares outstanding.
(b)

Includes adjustments in accordance with accounting principles generally accepted in the United States of America and as such, the net asset value for financial reporting purposes and the returns based upon those net asset values may differ from the net asset value and returns for shareholder transactions. Does not include sales charges and is not annualized for periods less than one year, if applicable.

(c)

The total return, ratio of expenses to average net assets and ratio of net investment income to average net assets reflect actual 12b-1 fees of 0.25%, 0.25%, 0.25%, 0.25%, 0.25%, 0.25%, 0.25%, 0.04%, 0.00% and 0.00% for the Years Ended February 29, 2020, February 28, 2019, February 28, 2018, February 28, 2017, February 29, 2016, February 28, 2015, February 28, 2014, February 28, 2013, February 29, 2012 and the Seven Months Ended February 28, 2011, respectively.

(d)

Portfolio turnover is calculated at the fund level and is not annualized for periods less than one year, if applicable. Calculation includes the proceeds from principal repayments and sales of variable rate senior loan interests. For the period ended February 29, 2012, the portfolio turnover calculation excludes the value of securities purchased of $614,414,753 and sold of $43,505,288 in the effort to realign the Fund’s portfolio holdings after the reorganization of Invesco Prime Income Trust into the Fund.

(e)	Ratios are based on average daily net assets (000’s omitted) of $86,180.
(f)	Annualized.
(g)

Calculated by subtracting the Fund’s total liabilities (not including the Borrowings) from the Fund’s total assets and dividing by the total number of senior indebtedness units, where one unit equals $1,000 of senior indebtedness.

Class C	Year Ended February 29, 2020		Year Ended February 28, 2019		Year Ended February 28, 2018		Year Ended February 28, 2017		Year Ended February 29, 2016		Years Ended February 28,						Year Ended February 29, 2012		Seven Months Ended February 28, 2011		Year Ended July 31, 2010
											2015		2014		2013
Net asset value, beginning of period	$6.63		$6.73		$6.70		$5.82		$6.77		$7.00		$6.89		$6.58		$6.73		$6.29		$5.60

Net investment income (a)	0.25		0.23		0.21		0.29		0.33		0.31		0.29		0.35		0.28		0.15		0.23
Net gains (losses) on securities (both realized and unrealized)	(0.26)		(0.09)		0.04		0.87		(0.94)		(0.24)		0.18		0.33		(0.15)		0.44		0.77

Total from investment operations	(0.01)		0.14		0.25		1.16		(0.61)		0.07		0.47		0.68		0.13		0.59		1.00
Less:
Dividends from net investment income	(0.26)		(0.24)		(0.21)		(0.27)		(0.34)		(0.30)		(0.35)		(0.37)		(0.28)		(0.15)		(0.28)
Return of capital	—		—		(0.01)		(0.01)		—		—		(0.01)		—		—		—		(0.03)

Total distributions	(0.26)		(0.24)		(0.22)		(0.28)		(0.34)		(0.30)		(0.36)		(0.37)		(0.28)		(0.15)		(0.31)

Net asset value, end of period	$6.36		$6.63		$6.73		$6.70		$5.82		$6.77		$7.00		$6.89		$6.58		$6.73		$6.29

Total return at net asset value	(0.16	)%(b)(c)	2.50%	(b)(c)	3.86%	(b)(c)	20.24%	(b)(c)	(9.38	)%(b)(c)	1.06%	(b)(c)	6.93%	(b)(c)	10.67%	(b)(c)	2.03%	(b)(c)	9.50%	(b)(c)	17.90% (b)
Net assets, end of period (000’s omitted)	$58,449		$77,951		$95,894		$117,699		$116,229		$178,395		$195,205		$142,143		$147,551		$195,963		$207,828
Portfolio turnover rate (d)	55%		44%		53%		73%		51%		59%		95%		101%		87%		44%		55%

Ratios/supplemental data based on average net assets:
Ratio of expenses:
With fee waivers and/or expense reimbursements	3.16%	(c)(e)	3.21%	(c)	2.99%	(c)	2.81%	(c)	2.73%	(c)	2.65%	(c)	2.67%	(c)(e)	2.46%	(c)	2.49%	(c)	2.46%	(c)(f)	2.64%
With fee waivers and/or expense reimbursements excluding interest, facilities and maintenance fees	2.41%	(c)(e)	2.46%	(c)	2.48%	(c)	2.42%	(c)	2.43%	(c)	2.41%	(c)	2.41%	(c)(e)	2.15%	(c)	2.22%	(c)	2.12%	(c)(f)	2.32%
Without fee waivers and/or expense reimbursements	3.16%	(c)(e)	3.21%	(c)	2.99%	(c)	2.81%	(c)	2.73%	(c)	2.65%	(c)	2.67%	(c)(e)	2.69%	(c)	2.74%	(c)	2.71%	(c)(f)	2.89%
Ratio of net investment income with fee waivers and/or expense reimbursements	3.87%	(c)(e)	3.50%	(c)	3.13%	(c)	4.59%	(c)	5.07%	(c)	4.41%	(c)	4.17%	(c)(e)	5.23%	(c)	4.35%	(c)	4.11%	(c)(f)	3.79%

Senior indebtedness:
Total borrowing (000’s omitted)	$115,000		$160,000		$170,000		$150,000		$150,000		$224,000		$254,000		$211,000		$228,000		$178,000		$198,000
Asset coverage per $1,000 unit of senior indebtedness (g)	$5,677		$5,009		$5,354		$6,617		$6,346		$5,949		$6,164		$6,827		$6,732		$6,673		$6,239

(a)	Calculated using average shares outstanding.
(b)

Includes adjustments in accordance with accounting principles generally accepted in the United States of America and as such, the net asset value for financial reporting purposes and the returns based upon those net asset values may differ from the net asset value and returns for shareholder transactions. Does not include sales charges and is not annualized for periods less than one year, if applicable.

(c)

The total return, ratio of expenses to average net assets and ratio of net investment income to average net assets reflect actual 12b-1 fees of 1.00%, 1.00%, 1.00%, 1.00%, 1.00%, 1.00%, 1.00%, 0.79%, 0.75% and 0.75% for the Years Ended February 29, 2020, February 28, 2019, February 28, 2018, February 28, 2017, February 29, 2016, February 28, 2015, February 28, 2014, February 28, 2013, February 29, 2012 and the Seven Months Ended February 28, 2011, respectively.

(d)

Portfolio turnover is calculated at the fund level and is not annualized for periods less than one year, if applicable. Calculation includes the proceeds from principal repayments and sales of variable rate senior loan interests. For the period ended February 29, 2012, the portfolio turnover calculation excludes the value of securities purchased of $614,414,753 and sold of $43,505,288 in the effort to realign the Fund’s portfolio holdings after the reorganization of Invesco Prime Income Trust into the Fund.

(e)	Ratios are based on average daily net assets (000’s omitted) of $66,912.
(f)	Annualized.
(g)

Calculated by subtracting the Fund’s total liabilities (not including the Borrowings) from the Fund’s total assets and dividing by the total number of senior indebtedness units, where one unit equals $1,000 of senior indebtedness.

Class Y	Year Ended February 29, 2020		Year Ended February 28, 2019	Year Ended February 28, 2018	Year Ended February 28, 2017	Year Ended February 29, 2016	Year Ended February 28, 2015	November 8, 2013 (Commencement of Operations) to February 28, 2014 (a)
Net asset value, beginning of period	$6.61		$6.72	$6.68	$5.81	$6.77	$7.00	$6.96

Net investment income (b)	0.32		0.30	0.28	0.36	0.40	0.38	0.11
Net gains (losses) on securities (both realized and unrealized)	(0.26)		(0.10)	0.05	0.85	(0.95)	(0.23)	0.04

Total from investment operations	0.06		0.20	0.33	1.21	(0.55)	0.15	0.15
Less:
Dividends from net investment income	(0.33)		(0.31)	(0.28)	(0.33)	(0.41)	(0.38)	(0.10)
Return of capital	—		—	(0.01)	(0.01)	—	—	(0.01)

Total distributions	(0.33)		(0.31)	(0.29)	(0.34)	(0.41)	(0.38)	(0.11)

Net asset value, end of period	$6.34		$6.61	$6.72	$6.68	$5.81	$6.77	$7.00

Total return at net asset value (c)	0.83%		3.47%	5.05%	21.27%	(8.53)%	2.16%	2.22%
Net assets, end of period (000’s omitted)	$2,436		$2,894	$2,161	$2,037	$1,108	$2,433	$2,357
Portfolio turnover rate (d)	55%		44%	53%	73%	51%	59%	95%

Ratios/supplemental data based on average net assets:
Ratio of expenses:
With fee waivers and/or expense reimbursements	2.16	%(e)	2.21%	1.99%	1.81%	1.73%	1.65%	1.60	%(f)
With fee waivers and/or expense reimbursements excluding interest, facilities and maintenance fees	1.41	%(e)	1.46%	1.48%	1.42%	1.43%	1.41%	1.37	%(f)
Without fee waivers and/or expense reimbursements	2.16	%(e)	2.21%	1.99%	1.81%	1.73%	1.65%	1.60	%(f)
Ratio of net investment income with fee waivers and/or expense reimbursements	4.87	%(e)	4.50%	4.13%	5.59%	6.07%	5.41%	5.24	%(f)

Senior indebtedness:
Total borrowings (000’s omitted)	$115,000		$160,000	$170,000	$150,000	$150,000	$224,000	$254,000
Asset coverage per $1,000 unit of senior indebtedness (g)	$5,677		$5,009	$5,354	$6,617	$6,346	$5,949	$6,164

(a)	Commencement date of November 8, 2013.
(b)	Calculated using average shares outstanding.
(c)

Includes adjustments in accordance with accounting principles generally accepted in the United States of America and as such, the net asset value for financial reporting purposes and the returns based upon those net asset values may differ from the net asset value and returns for shareholder transactions. Does not include sales charges and is not annualized for periods less than one year, if applicable.

(d)	Portfolio turnover is calculated at the fund level and is not annualized for periods less than one year, if applicable.
(e)	Ratios are based on average daily net assets (000’s omitted) of $2,680.
(f)	Annualized.
(g)

Calculated by subtracting the Fund’s total liabilities (not including the Borrowings) from the Fund’s total assets and dividing by the total number of senior indebtedness units, where one unit equals $1,000 of senior indebtedness.

Class IB	Year Ended February 29, 2020		Year Ended February 28, 2019	Year Ended February 28, 2018	Year Ended February 28, 2017	Year Ended February 29, 2016		Years Ended February 28,			Year Ended February 29, 2012	Seven Months Ended February 28, 2011		Year Ended July 31, 2010
								2015	2014	2013
Net asset value, beginning of period	$6.61		$6.72	$6.69	$5.81	$6.77		$7.00	$6.89	$6.58	$6.73	$6.29		$5.60

Net investment income (a)	0.32		0.30	0.28	0.36	0.39		0.37	0.36	0.40	0.33	0.18		0.28
Net gains (losses) on securities (both realized and unrealized)	(0.26)		(0.10)	0.04	0.86	(0.94)		(0.22)	0.18	0.34	(0.15)	0.44		0.76

Total from investment operations	0.06		0.20	0.32	1.22	(0.55)		0.15	0.54	0.74	0.18	0.62		1.04
Less:
Dividends from net investment income	(0.33)		(0.31)	(0.28)	(0.33)	(0.41)		(0.38)	(0.42)	(0.43)	(0.33)	(0.18)		(0.31)
Return of capital	—		—	(0.01)	(0.01)	—		—	(0.01)	—	—	—		(0.04)

Total distributions	(0.33)		(0.31)	(0.29)	(0.34)	(0.41)		(0.38)	(0.43)	(0.43)	(0.33)	(0.18)		(0.35)

Net asset value, end of period	$6.34		$6.61	$6.72	$6.69	$5.81		$6.77	$7.00	$6.89	$6.58	$6.73		$6.29

Total return at net asset value	0.83%	(b)	3.46% (b)	4.89% (b)	21.45% (b)	(8.53	)%(b)	2.16% (b)	8.00% (b)	11.59% (b)	2.80% (b)	9.97%	(b)	18.77% (b)
Net assets, end of period (000’s omitted)	$372,576		$432,894	$491,279	$552,939	$523,422		$682,816	$805,123	$877,598	$943,491	$526,800		$527,108
Portfolio turnover rate (c)	55%		44%	53%	73%	51%		59%	95%	101%	87%	44%		55%

Ratios/supplemental data based on average net assets:
Ratio of expenses:
With fee waivers and/or expense reimbursements	2.16%	(d)	2.21%	1.99%	1.81%	1.73%		1.65%	1.67%	1.67%	1.74%	1.71%	(e)	1.89%
With fee waivers and/or expense reimbursements excluding interest, facilities and maintenance fees	1.41%	(d)	1.46%	1.48%	1.42%	1.43%		1.41%	1.41%	1.36%	1.47%	1.37%	(e)	1.57%
Without fee waivers and/or expense reimbursements	2.16%	(d)	2.21%	1.99%	1.81%	1.73%		1.65%	1.67%	1.69%	—%	—%		—%
Ratio of net investment income with fee waivers and/or expense reimbursements	4.87%	(d)	4.50%	4.13%	5.59%	6.07%		5.41%	5.17%	6.02%	5.10%	4.85%	(e)	4.54%

Senior indebtedness:
Total borrowings (000’s omitted)	$115,000		$160,000	$170,000	$150,000	$150,000		$224,000	$254,000	$211,000	$228,000	$178,000		$198,000
Asset coverage per $1,000 unit of senior indebtedness (f)	$5,677		$5,009	$5,354	$6,617	$6,346		$5,949	$6,164	$6,827	$6,732	$6,673		$6,239

(a)	Calculated using average shares outstanding.
(b)

Includes adjustments in accordance with accounting principles generally accepted in the United States of America and as such, the net asset value for financial reporting purposes and the returns based upon those net asset values may differ from the net asset value and returns for shareholder transactions. Does not include sales charges and is not annualized for periods less than one year, if applicable.

(c)

Portfolio turnover is calculated at the fund level and is not annualized for periods less than one year, if applicable. Calculation includes the proceeds from principal repayments and sales of variable rate senior loan interests. For the period ended February 29, 2012, the portfolio turnover calculation excludes the value of securities purchased of $614,414,753 and sold of $43,505,288 in the effort to realign the Fund’s portfolio holdings after the reorganization of Invesco Prime Income Trust into the Fund.

(d)	Ratios are based on average daily net assets (000’s omitted) of $406,622.
(e)	Annualized.
(f)

Calculated by subtracting the Fund’s total liabilities (not including the Borrowings) from the Fund’s total assets and dividing by the total number of senior indebtedness units, where one unit equals $1,000 of senior indebtedness.

Class IC	Year Ended February 29, 2020		Year Ended February 28, 2019		Year Ended February 28, 2018		Year Ended February 28, 2017		Year Ended February 29, 2016		Years Ended February 28,						Year Ended February 29, 2012		Seven Months Ended February 28, 2011		Year Ended July 31, 2010
											2015		2014		2013
Net asset value, beginning of period	$6.61		$6.72		$6.69		$5.81		$6.77		$7.00		$6.89		$6.58		$6.73		$6.29		$5.60

Net investment income (a)	0.31		0.29		0.27		0.35		0.38		0.36		0.36		0.40		0.33		0.18		0.28
Net gains (losses) on securities (both realized and unrealized)	(0.26)		(0.10)		0.05		0.86		(0.94)		(0.22)		0.18		0.34		(0.15)		0.44		0.76

Total from investment operations	0.05		0.19		0.32		1.21		(0.56)		0.14		0.54		0.74		0.18		0.62		1.04
Less:
Dividends from net investment income	(0.32)		(0.30)		(0.28)		(0.32)		(0.40)		(0.37)		(0.42)		(0.43)		(0.33)		(0.18)		(0.31)
Return of capital	—		—		(0.01)		(0.01)		—		—		(0.01)		—		—		—		(0.04)

Total distributions	(0.32)		(0.30)		(0.29)		(0.33)		(0.40)		(0.37)		(0.43)		(0.43)		(0.33)		(0.18)		(0.35)

Net asset value, end of period	$6.34		$6.61		$6.72		$6.69		$5.81		$6.77		$7.00		$6.89		$6.58		$6.73		$6.29

Total return at net asset value	0.68%	(b)(c)	3.30%	(b)(c)	4.74%	(b)(c)	21.28%	(b)(c)	(8.68	)%(b)(c)	1.99%	(b)(c)	7.83%	(b)(c)	11.57%	(b)(c)	2.80%	(b)(c)	9.97%	(b)(c)	18.77% (b)
Net assets, end of period (000’s omitted)	$29,779		$36,854		$41,957		$46,648		$43,660		$55,548		$66,029		$73,356		$78,600		$94,440		$95,928
Portfolio turnover rate (d)	55%		44%		53%		73%		51%		59%		95%		101%		87%		44%		55%

Ratios/supplemental data based on average net assets:
Ratio of expenses:
With fee waivers and/or expense reimbursements	2.31%	(c)(e)	2.36%	(c)	2.14%	(c)	1.96%	(c)	1.88%	(c)	1.80%	(c)	1.82%	(c)	1.69%	(c)	1.74%	(c)	1.71%	(c)(f)	1.89%
With fee waivers and/or expense reimbursements excluding interest, facilities and maintenance fees	1.56%	(c)(e)	1.61%	(c)	1.63%	(c)	1.57%	(c)	1.58%	(c)	1.56%	(c)	1.56%	(c)	1.38%	(c)	1.47%	(c)	1.37%	(c)(f)	1.57%
Without fee waivers and/or expense reimbursements	2.31%	(c)(e)	2.36%	(c)	2.14%	(c)	1.96%	(c)	1.88%	(c)	1.80%	(c)	1.82%	(c)	1.84%	(c)	1.89%	(c)	1.86%	(c)(f)	2.04%
Ratio of net investment income with fee waivers and/or expense reimbursements	4.72%	(c)(e)	4.35%	(c)	3.98%	(c)	5.44%	(c)	5.92%	(c)	5.26%	(c)	5.02%	(c)	6.00%	(c)	5.10%	(c)	4.85%	(c)(f)	4.54%

Senior indebtedness:
Total borrowing (000’s omitted)	$115,000		$160,000		$170,000		$150,000		$150,000		$224,000		$254,000		$211,000		$228,000		$178,000		$198,000
Asset coverage per $1,000 unit of senior indebtedness (g)	$5,677		$5,009		$5,354		$6,617		$6,346		$5,949		$6,164		$6,827		$6,732		$6,673		$6,239

(a)	Calculated using average shares outstanding.
(b)

Includes adjustments in accordance with accounting principles generally accepted in the United States of America and as such, the net asset value for financial reporting purposes and the returns based upon those net asset values may differ from the net asset value and returns for shareholder transactions. Does not include sales charges and is not annualized for periods less than one year, if applicable.

(c)

The total return, ratio of expenses to average net assets and ratio of net investment income to average net assets reflect actual 12b-1 fees of 0.15%, 0.15%, 0.15%, 0.15%, 0.15%, 0.15%, 0.15%, 0.02%, 0.00% and 0.00% for the Years Ended February 29, 2020, February 28, 2019, February 28, 2018, February 28, 2017, February 29, 2016, February 28, 2015, February 28, 2014, February 28, 2013, February 29, 2012 and the Seven Months Ended February 28, 2011, respectively.

(d)

Portfolio turnover is calculated at the fund level and is not annualized for periods less than one year, if applicable. Calculation includes the proceeds from principal repayments and sales of variable rate senior loan interests. For the period ended February 29, 2012, the portfolio turnover calculation excludes the value of securities purchased of $614,414,753 and sold of $43,505,288 in the effort to realign the Fund’s portfolio holdings after the reorganization of Invesco Prime Income Trust into the Fund.

(e)	Ratios are based on average daily net assets (000’s omitted) of $32,805.
(f)	Annualized.
(g)

Calculated by subtracting the Fund’s total liabilities (not including the Borrowings) from the Fund’s total assets and dividing by the total number of senior indebtedness units, where one unit equals $1,000 of senior indebtedness.

The Fund

The Fund is a diversified, closed-end management investment company. It was organized as a Massachusetts business trust on July 14, 1989, and was redomesticated as a Delaware Statutory Trust on October 15, 2012. Prior to December 2012, the Fund’s name was Invesco Van Kampen Senior Loan Fund. Prior to June 2010, the Fund’s name was Van Kampen Senior Loan Fund. The Fund completed an initial public offering of its Shares and commenced investment operations in October 1989. Since November 1989, the Fund has continuously offered its Shares through an affiliated distributor, which is currently Invesco Distributors, as principal underwriter. In June 2003, the Fund completed a transaction in which it redesignated its Shares issued before June 13, 2003 as Class B Shares and issued new Class C Shares to the shareholders of Van Kampen Senior Floating Rate Fund in exchange for the assets and liabilities of that fund. On February 18, 2005, the Fund redesignated its Class B Shares issued before February 18, 2005 as a new class of Shares designated Class IB Shares and redesignated its Class C Shares issued before February 18, 2005 as a new class of Shares designated Class IC Shares. On February 18, 2005, the Fund commenced offering new Class A Shares, new Class B Shares and new Class C Shares (the new Class B Shares and new Class C Shares have different fees, expenses and characteristics than the original Class B Shares and Class C Shares). On November 8, 2013, the Fund commenced offering Class Y Shares. On January 26, 2018, all outstanding Class B shares of the Fund were converted to Class A shares. The Fund now continuously offers three classes of Shares — Class A Shares, Class C Shares and Class Y Shares. Class IB Shares and Class IC Shares are not continuously offered. The only new Class IB Shares and Class IC Shares to be issued are those Class IB Shares and Class IC Shares issued to satisfy dividend and capital gain reinvestment. The net proceeds from the sale of the Shares will be invested in accordance with the Fund’s investment objective, investment strategies and policies or used for other operating purposes contemplated by this

Prospectus. The Fund expects that it ordinarily will be able to invest the net proceeds from the sale of Shares within approximately 30 days of receipt. The Fund’s principal office is located at 1555 Peachtree Street, N.E., Atlanta, Georgia 30309 and its telephone number is (800)  959-4246.

Investment Objective and Principal Investment Strategies of the Fund

Investment Objective

The Fund’s investment objective is to provide a high level of current income, consistent with preservation of capital. The Fund’s investment objective is fundamental and may not be changed by the Board of Trustees (the “Board”) without the approval of a majority of the Fund’s outstanding voting securities, as defined in the 1940 Act. An investment in the Fund may not be appropriate for all investors and should not be considered a complete investment program. There is no assurance that the Fund will achieve its investment objective. You should carefully consider the risks of investing in the Fund. See “Principal Risks of Investing in the Fund.”

Principal Investment Strategies of the Fund

The Fund invests under normal circumstances at least 80% of its net assets (plus any borrowings for investment purposes) in Senior Loans. If the Fund’s policy in the foregoing sentence changes, the Fund will notify shareholders in writing at least 60 days prior to implementation of the change and shareholders should consider whether the Fund remains an appropriate investment in light of the changes. Because Senior Loans have very large minimum investments, the Fund provides investors access to a market that normally is limited to institutional investors. Decisions to purchase or sell loans and securities are determined by the relative value considerations of the portfolio managers that factor in economic and credit-

related fundamentals, market supply and demand, market dislocations and situation-specific opportunities. The purchase or sale of loans and securities may be related to a decision to alter the Fund’s macro risk exposure, a need to limit or reduce the Fund’s exposure to a particular security or issuer, degradation of an issuer’s credit quality, or general liquidity needs of the Fund.

Description of Senior Loans

Interest rates and maturity.  Interest rates on Senior Loans may adjust over different time periods, including daily, monthly, quarterly, semiannually or annually. The Fund may use interest rate swaps and other investment practices to shorten the effective interest rate adjustment period of Senior Loans. If the Fund does so, it generally considers the shortened period to be the adjustment period of the Senior Loan. Prime based and federal funds rate loans reset periodically when the underlying rate resets. LIBOR loans reset on set dates, typically every 30 to 90 days, but not to exceed one year. As short-term interest rates rise, interest payable to the Fund should increase. As short-term interest rates decline, interest payable to the Fund should decrease. The amount of time that will pass before the Fund experiences the effects of changing short-term interest rates will depend on the dollar-weighted average time until the next interest rate adjustment on the Fund’s portfolio of Senior Loans. The interest rates are adjusted based on a base rate plus a premium or spread over the base rate. The base rate usually is LIBOR, the prime rate offered by one or more major United States banks (the “Prime Rate”), the certificate of deposit rate (the “CD Rate”) or other base lending rates used by commercial lenders. LIBOR, as provided for in Loan Agreements, usually is an average of the interest rates quoted by several designated banks as the rates at which they pay interest to major depositors in the London interbank market on U.S. dollar denominated deposits. The Adviser believes that changes in short-term LIBOR rates are closely related to changes in the Federal Reserve federal funds rate, although the two are not technically linked. The Prime Rate quoted by a major U.S. bank is generally the interest rate at which that bank is willing to lend U.S. dollars to the most creditworthy borrowers, although it may not be the bank’s lowest available rate. The CD Rate, as provided for in Loan Agreements, usually is the average rate paid on large certificates of deposit traded in the secondary market.

On July 27, 2017, the head of the United Kingdom’s Financial Conduct Authority announced a desire to phase out the use of LIBOR by the end of 2021. There remains uncertainty regarding the future utilization of LIBOR and the nature of any replacement rate. As a result, any impact of a transition away from LIBOR on the Fund or the instruments in which the Fund invests cannot yet be determined. Industry initiatives are underway to identify alternative reference rates; however, there is no assurance that the composition or characteristics of any such alternative reference rate will be similar to or produce the same value or economic equivalence as LIBOR or that instruments using an alternative rate will have the same volume or liquidity. As a result, the transition process might lead to increased volatility and reduced liquidity in markets that currently rely on LIBOR to determine interest rates; a reduction in the value of some LIBOR-based investments; and/or costs incurred in connection with closing out positions and entering into new trades. These effects could occur prior to the end of 2021 as the utility of LIBOR as a reference rate could deteriorate during the transition period.

When interest rates rise, the values of fixed income securities generally decline. When interest rates fall, the values of fixed income securities generally increase. The Fund expects the values of its Senior Loan investments to fluctuate less than the values of fixed rate, longer-term income securities in response to the changes in interest rates. Changes in interest rates can, however, cause some fluctuation in the Fund’s net asset value.

The Fund expects that its Senior Loans will have stated maturities ranging from three to ten years, although the Fund has no policy limiting the maturity of Senior Loans that it purchases. Senior

Loans usually have mandatory and optional prepayment provisions. Because of prepayments, the actual remaining maturity of Senior Loans may be considerably less than their stated maturity. Because the interest rates on Senior Loans adjust periodically, the Adviser believes that reinvestment by the Fund in Senior Loans after prepayment should not typically result in a significant reduction in interest payable to the Fund. Fees received by the Fund may even enhance the Fund’s income. See “The Senior Loan Process” below.

Protective provisions of Senior Loans.  Senior Loans usually have the most senior position in a Borrower’s capital structure or share the senior position with other senior debt securities of the Borrower. This capital structure position generally gives holders of Senior Loans a priority claim on some or all of the Borrower’s assets in the event of default. Most of the Fund’s Senior Loan investments will be secured by specific assets of the Borrower. These Senior Loans will frequently be secured by all assets of the Borrower that qualify as collateral, such as trademarks, accounts receivable, inventory, buildings, real estate, franchises and common and preferred stock in its subsidiaries and affiliates. Collateral may also include guarantees or other credit support provided by affiliates of the Borrower. In some cases, a collateralized Senior Loan may be secured only by stock of the Borrower or its subsidiaries. The Loan Agreement may or may not require the Borrower to pledge additional collateral to secure the Senior Loan if the value of the initial collateral declines. In certain circumstances, the Loan Agreement may authorize the Agent to liquidate the collateral and to distribute the liquidation proceeds pro rata among the Lenders.

Senior Loans also have contractual terms designed to protect Lenders. Loan Agreements may include restrictive covenants that limit the activities of the Borrower. These covenants may include mandatory prepayment out of excess cash flows, restrictions on dividend payments, the maintenance of minimum financial ratios, limits on indebtedness and other financial tests. Breach of these covenants generally is an event of default and, if not waived by the Lenders, may give Lenders the right to accelerate principal and interest payments.

Covenant Lite Loans.  Although loan investments are generally subject to certain restrictive covenants in favor of the investor, certain of the loans in which the Fund may invest may be issued or offered as “covenant lite” loans, which have few or no financial maintenance covenants. “Financial maintenance covenants” are those that require a borrower to maintain certain financial metrics during the life of the loan, such as maintaining certain levels of cash flow or limiting leverage. In the event of financial deterioration on the part of the borrower, these covenants are included to permit the lenders to renegotiate the terms of the loan, such as increasing the borrowing costs to the borrower, or to take other actions which would improve the position of the lender.

Borrowers.  Borrowers operate in a variety of industries and geographic regions. The Fund will not invest 25% or more of its total assets in Borrowers that conduct their principal businesses in the same industry. Most Senior Loans are made to Borrowers that are organized or located in the U.S. The Fund may, however, invest up to 20% of its total assets, measured at the time of investment, in Senior Loans made to Borrowers that are organized or located in countries other than the U.S. The Fund also may hold non-U.S. dollar denominated Senior Loans or other securities received as part of a reorganization or restructuring. See “Principal Risks of Investing in the Fund — Foreign Investments Risk.”

The capital structure of a Borrower may include Senior Loans, senior and junior subordinated debt, preferred stock and common stock. Senior Loans typically have the most senior claim on a Borrower’s assets while common stock has the most junior claim. The proceeds of Senior Loans that the Fund will purchase typically will be used by Borrowers to finance leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, debt refinancings and, to a lesser extent, for general operating and other purposes.

The Fund may purchase and retain in its portfolio Senior Loans of Borrowers that have filed for protection under the federal bankruptcy laws or that have had involuntary bankruptcy petitions filed against them by creditors. Because of the protective features of Senior Loans, the Adviser believes that Senior Loans of Borrowers that are experiencing, or are more likely to experience, financial difficulty may represent attractive investment opportunities. Investing in Senior Loans does, however, involve investment risk, and some Borrowers default on their Senior Loan payments. The Fund attempts to manage these risks through selection of a varied portfolio of Senior Loans and analyses and monitoring of Borrowers.

The Fund generally invests in a Senior Loan if, in the Adviser’s judgment, the Borrower can meet its payment obligations and the Senior Loan meets the credit standards established by the Adviser. The Adviser performs its own independent credit analysis on each Borrower and on the collateral securing each Senior Loan. The Adviser considers the nature of the industry in which the Borrower operates, the nature of the Borrower’s assets and the general quality and creditworthiness of the Borrower.

The Adviser constructs the Fund’s investment portfolio using a process that focuses on obtaining access to the widest possible range of potential investments available in the market, legal review of the documents for loans and on-going credit analysis of the Borrowers. In constructing the portfolio, the Adviser analyzes each Borrower to determine its earnings potential and other factors indicating the sustainability of earnings growth.

The Adviser will consider selling a Senior Loan if, among other things, (1) unfavorable industry trends, poor performance, or a lack of access to capital cause the Borrower to fail to meet its planned objectives; or (2) more attractive investment opportunities are found. There can be no assurance that the Adviser’s analysis will disclose all factors that may impair the value of a Senior Loan. You should expect the Fund’s net asset value to fluctuate as a result of changes in the credit quality of Borrowers and other factors. A serious deterioration in the credit quality of a Borrower could cause a permanent decrease in the Fund’s net asset value. See “Principal Risks of Investing in the Fund — Borrower Credit Risk.”

There is no minimum rating or other independent evaluation of a Borrower or its securities limiting the Fund’s investments. Although a Senior Loan may not be rated by any rating agency at the time the Fund purchases the Senior Loan, rating agencies have become more active in rating Senior Loans, and at any given time a substantial portion of the Senior Loans in the Fund’s portfolio may be rated. There is no limit on the percentage of the Fund’s assets that may be invested in Senior Loans that are rated below investment grade or that are unrated but deemed by the Adviser to be of comparable quality. The lack of a rating does not necessarily imply that a Senior Loan is of lesser investment quality; notwithstanding, such unrated securities may be of any credit quality, and may be below investment grade quality.

The following table sets forth the percentage of the Fund’s Senior Loan obligations invested in rated and unrated obligations (using the higher of S&P or Moody’s rating categories), based on valuations as of February 29, 2020:

Rated Obligations
AA/A	0.35%
BBB/Baa:	10.28%
BB/Ba:	36.29%
B/B:	42.70%
CCC/Caa:	3.05%
CC/Ca:	1.02%
Unrated Obligations:	6.32%
Total	100.00%

The Senior Loan Process

Senior Loans generally are negotiated between a Borrower and several Lenders represented by one or more Lenders acting as Agent of all the Lenders. The Agent is responsible for negotiating the Loan Agreement that establishes the terms and conditions of the Senior Loan and the rights of the Borrower and the Lenders. The Agent is paid a fee by the Borrower for its services.

The Agent generally is required to administer and manage the Senior Loan on behalf of other Lenders. When evaluating Senior Loans, the Adviser may consider, and may rely in part on, analysis performed by the Agent and other Lenders. This analysis may include an evaluation of the value and sufficiency of any collateral securing Senior Loans. As to collateralized Senior Loans, the Agent usually is required to monitor the collateral. The Agent may rely on independent appraisals of specific collateral. The Agent need not, however, obtain an independent appraisal of assets pledged as collateral in all cases. The Agent generally is also responsible for determining that the Lenders have obtained a perfected security interest in the collateral securing a Senior Loan.

The Fund normally relies on the Agent to collect principal of and interest on a Senior Loan. Furthermore, the Fund also relies in part on the Agent to monitor compliance by the Borrower with the restrictive covenants in the Loan Agreement and to notify the Fund (or the Lender from whom the Fund has purchased a participation) of any adverse change in the Borrower’s financial condition. The Fund will not purchase interests in Senior Loans unless the Agent, Lender and any other person positioned between the Fund and the Borrower has entered into an agreement that provides for the holding of assets in safekeeping for, or the prompt disbursement of assets to, the Fund. Insolvency of the Agent or other persons positioned between the Fund and the Borrower could result in losses for the Fund. See “Principal Risks of Investing in the Fund — Senior Loan Risk.”

The Fund may be required to pay and may receive various fees and commissions in connection with purchasing, selling and holding interests in Senior Loans. The fees normally paid by Borrowers include three primary types: facility fees, commitment fees and prepayment penalties. Facility fees are paid to Lenders when a Senior

Loan is originated. Commitment fees are paid to Lenders on an ongoing basis based on the unused portion of a Senior Loan commitment. Lenders may receive prepayment penalties when a Borrower prepays a Senior Loan. The Fund receives these fees directly from the Borrower if the Fund is an Original Lender (as defined below) or, in the case of commitment fees and prepayment penalties, if the Fund acquires an Assignment (as defined below). Whether the Fund receives a facility fee in the case of an Assignment, or any fees in the case of a Participation (as defined below), depends on negotiations between the Fund and the Lender selling such interests. When the Fund buys an Assignment, it may be required to pay a fee to the Lender selling the Assignment, or to forgo a portion of interest and fees payable to the Fund. Occasionally, the assignor pays a fee to the assignee. A Lender selling a Participation to the Fund may deduct a portion of the interest and any fees payable to the Fund as an administrative fee. The Fund may be required to pass along to a person that buys a Senior Loan from the Fund a portion of any fees to which the Fund is entitled.

The Fund may have obligations under a Loan Agreement, including the obligation to make additional loans in certain circumstances.

Types of Senior Loan Investments

The Fund may act as one of a group of Lenders originating a Senior Loan (an “Original Lender”), may purchase assignments or novations (“Assignments”) of portions of Senior Loans from third parties and may invest in participations (“Participations”) in Senior Loans. Senior Loans also include certain senior debt obligations that are in the form of notes rather than Loan Agreements and certain structured products with rates of return determined by reference to the total rate of return on one or more Senior Loans referenced in such products. All of these interests in Senior Loans are sometimes referred to simply as Senior Loans.

Original Lender.  When the Fund acts as an Original Lender, it may participate in structuring the Senior Loan. When the Fund is an Original

Lender, it will have a direct contractual relationship with the Borrower, may enforce compliance by the Borrower with the terms of the Loan Agreement and may have rights with respect to any funds acquired by other Lenders through set-off. Lenders also have full voting and consent rights under the applicable Loan Agreement. Action subject to Lender vote or consent generally requires the vote or consent of the holders of some specified percentage of the outstanding principal amount of the Senior Loan. Certain decisions, such as reducing the amount of interest on or principal of a Senior Loan, releasing collateral, changing the maturity of a Senior Loan or a change in control of the Borrower, frequently require the unanimous vote or consent of all Lenders affected. The Fund will never act as the Agent or principal negotiator or administrator of a Senior Loan.

Assignments.  The purchaser of an Assignment typically succeeds to all the rights and obligations under the Loan Agreement of the assigning Lender and becomes a Lender under the Loan Agreement. Assignments may, however, be arranged through private negotiations, and the rights and obligations acquired by the purchaser of an Assignment may differ from, and be more limited than, those held by the assigning Lender.

Participations.  The Fund presently does not intend to invest more than 5% of its net assets in Participations in Senior Loans. When the Fund purchases a Participation in a Senior Loan, the Fund will usually have a contractual relationship only with the Lender selling the Participation and not with the Borrower. The Fund may have the right to receive payments of principal, interest and any fees to which it is entitled only from the Lender selling the Participation and only upon receipt by the Lender of such payments from the Borrower. As a result, the Fund may assume the credit risk of both the Borrower and the Lender selling the Participation. In the event of insolvency of the Lender selling a Participation, the Fund may be treated as a general creditor of the Lender.

The Fund has taken the following measures in an effort to minimize these risks. The Fund will only acquire Participations if the Lender selling the Participation and any other persons positioned between the Fund and the Lender (i) has, at the time of investment, outstanding debt or deposit obligations rated investment grade by a rating agency or that are determined by the Adviser to be of comparable quality and (ii) has entered into an agreement which provides for the holding of assets in safekeeping for, or the prompt disbursement of assets to, the Fund.

The Fund generally will not have the right to enforce compliance by the Borrower with the Loan Agreement, nor rights to any funds acquired by other Lenders through set-off against the Borrower. In addition, when the Fund holds a Participation in a Senior Loan, it may not have the right to vote on whether to waive enforcement of any restrictive covenant breached by a Borrower. Lenders voting in connection with a potential waiver of a restrictive covenant may have interests different from those of the Fund and may not consider the interests of the Fund. The Fund may not benefit directly from the collateral supporting a Senior Loan in which it has purchased the Participation, although Lenders that sell Participations generally are required to distribute liquidation proceeds received by them pro rata among the holders of such Participations.

Senior debt securities.  The Fund may invest up to 5% of its total assets in certain senior debt securities that are in the form of notes rather than Loan Agreements. The Fund will only purchase senior debt securities if (i) the senior debt securities represent the only form of senior debt financing of the Borrower or (ii) the senior debt securities are pari passu with other Senior Loans in the capital structure of a Borrower with respect to collateral. There may be no person performing the role of the Agent for senior debt securities and, as a result, the Fund may be more dependent on the ability of the Adviser to monitor and administer the Senior Loans underlying these senior debt securities. Senior debt securities will be treated as Senior Loans for purposes of the Fund’s policy of normally investing at least 80% of its net assets in Senior Loans.

Structured products.  The Fund also may invest up to 10% of its total assets in structured notes, credit-linked notes (“CLNs”), collateralized loan obligations (“CLOs”), collateralized debt obligations (“CDOs”), credit default swaps (“CDS”) and other types of structured investments (referred to collectively as “structured products”) to enhance the yield on its portfolio or to increase income available for distributions or for other non-hedging purposes. A structured note is a derivative security that has one or more special features, such as an interest rate based on a spread over an index or a benchmark interest rate, or other reference indicator, that may or may not correlate to the total rate of return on one or more underlying investments (such as Senior Loan interests) referenced in such notes. A CDS is an agreement between two parties to exchange the credit risk of a particular issuer or reference entity. In a CDS transaction, a buyer pays periodic fees in return for a payment by the seller which is contingent upon an adverse credit event occurring in the underlying issuer or reference entity. The seller collects periodic fees from the buyer and profits if the credit of the underlying issuer or reference entity remains stable or improves while the swap is outstanding, but the seller in a CDS contract would be required to pay an agreed upon amount to the buyer in the event of an adverse credit event in the reference entity. A buyer of a CDS is said to buy protection whereas a seller of a CDS is said to sell protection. When the Fund buys a CDS, it is utilizing the swap for hedging purposes similar to other hedging strategies described herein, see also “Other Important Investment Policies — Derivative Transactions.” When the Fund sells a CDS, it is utilizing the swap to enhance the yield on its portfolio to increase income available for distribution or for other non-hedging purposes. CLNs, CLOs and CDOs are discussed further below under “Other Important Investment Policies.” Generally, investments in structured products are interests in entities organized and operated for the purpose of restructuring the investment characteristics of underlying investment interests or securities. This type of restructuring generally involves the deposit with or purchase by an entity of the underlying investments (such as Senior Loan interests) and the issuance by that entity of one or more classes of securities backed by, or representing interests in, the underlying investments or referencing an indicator related to such investments. The cash flow or rate of return on the underlying investments may be apportioned among the newly issued securities to create different investment characteristics, such as varying maturities, credit quality, payment priorities and interest rate provisions. The cash flow or rate of return on a structured product may be determined by applying a multiplier to the rate of total return on the underlying investments or referenced indicator. Application of a multiplier is comparable to the use of financial leverage, a speculative technique. Leverage magnifies the potential for gain and the risk of loss. As a result, a relatively small decline in the value of the underlying investments or referenced indicator could result in a relatively large loss in the value of a structured product. Holders of structured products bear risks of the underlying index or reference obligation and are subject to counterparty risk. Structured products where the rate of return is determined by reference to a Senior Loan will be treated as Senior Loans for purposes of the Fund’s policy of normally investing at least 80% of its net assets in Senior Loans.

The Fund may have the right to receive payments to which it is entitled only from the structured product, and generally does not have direct rights against the Borrower. The Fund generally will not have the right to enforce compliance by the Borrower with the Loan Agreement, nor rights to any funds acquired by other Lenders through set-off against the Borrower. In addition, when the Fund holds a structured product derived from a Senior Loan, it may not have the right to vote on whether to waive enforcement of any restrictive covenant breached by a Borrower. Lenders voting in connection with a potential waiver of a restrictive covenant may have interests different from those of the Fund and may not consider the interests of the Fund.

Other Important Investment Policies

During normal market conditions, the Fund may invest up to 20% of its total assets in any combination of (1) warrants and equity securities, (2) high quality short-term debt securities, (3) other debt securities, including high-yield bonds and junior debt securities, (4) credit-linked deposits and (5) Treasury Inflation Protected Securities (“U.S. TIPS”) and other inflation-indexed bonds issued by the U.S. government, its agencies or instrumentalities. The Fund also may convert a warrant into the underlying security. Although the Fund generally will acquire interests in warrants, equity securities and junior debt securities only when the Adviser believes that the value being given by the Fund is substantially outweighed by the potential value of such interests, investment in warrants, equity securities and junior debt securities entails certain risks in addition to those associated with investments in Senior Loans, including the potential for increasing fluctuations in the Fund’s net asset value. The Fund may also hold equity securities received as part of a reorganization or restructuring. Any warrants, equity securities and junior debt securities held by the Fund will not be treated as Senior Loans and thus will not count toward the 80% of the Fund’s net assets that normally will be invested in Senior Loans.

High quality, short-term debt securities in which the Fund may invest include commercial paper rated at least in the top two rating categories by S&P or Moody’s, or unrated commercial paper considered by the Adviser to be of similar quality; interests in short-term loans of Borrowers having short-term debt obligations rated or a short-term credit rating at least in such top two rating categories, or having no rating but determined by the Adviser to be of comparable quality; certificates of deposit and bankers’ acceptances; and securities issued or guaranteed by the U.S. government, its agencies or instrumentalities. These securities may pay interest at adjustable rates or at fixed rates. If the Adviser determines that market conditions temporarily warrant a defensive investment policy, the Fund may invest, subject to its ability to liquidate its relatively illiquid portfolio of Senior Loans, up to 100% of its assets in cash and high quality, short-term debt securities.

Credit-linked deposits are deposits by lenders, such as the Fund, to support the issuance of letters of credit to the Borrower. The Fund receives from the bank issuing such letters of credit an agreed upon rate of return in exchange for its deposit. There are risks associated with credit-linked deposits, including the credit risk of the bank which maintains the deposit account as well as the credit risk of the borrower. The Fund bears the risk of possible loss of its principal investment, in addition to the periodic interest payments that are expected to be received for the duration of the Fund’s investment in the credit-linked deposit.

U.S. TIPS are fixed income securities issued by the U.S. Department of the Treasury, the principal amounts of which are adjusted daily based upon changes in the rate of inflation (currently represented by the non-seasonally adjusted Consumer Price Index for All Urban Consumers (the “CPI-U”)). The Fund may purchase U.S. TIPS or other inflation-indexed bonds issued by the U.S. government, its agencies or instrumentalities of any maturity. U.S. TIPS pay interest on a periodic basis, equal to a fixed interest rate applied to the inflation-adjusted principal amount. The interest rate on these bonds is fixed at issuance, but over the life of the bond, this interest may be paid on an increasing or decreasing principal value that has been adjusted for inflation. Repayment of the original bond principal upon maturity (as adjusted for inflation) is guaranteed even during a period of deflation. However, because the principal amount of U.S. TIPS would be adjusted downward during a period of deflation, the Fund will be subject to deflation risk with respect to its investments in these securities. In addition, the current market value of the bonds is not guaranteed, and will fluctuate. If the Fund purchases U.S. TIPS in the secondary market whose principal values have been adjusted upward due to inflation since issuance, the Fund may experience a loss if there is a subsequent period of deflation. If inflation is lower than expected during the period the Fund holds U.S. TIPS, the Fund may earn less on the security than on a conventional bond. The Fund may invest in inflation-indexed securities issued by the U.S. government, its agencies or instrumentalities with other structures or characteristics as such securities become available in the market.

The Fund can invest in structured notes and CLNs. A structured note is a derivative security that has one or more special features, such as an interest rate based on a spread over an index or a benchmark interest rate, or other reference indicator, that may or may not correlate to the total return of one or more underlying investments (such as Senior Loan interests) referenced in such notes. CLNs are securities structured and issued by an issuer, which may be a bank, banker or special purpose vehicle. The CLN’s price or coupon is linked to the performance of the reference asset of the second party. Generally, the CLN holder receives either a fixed or floating coupon rate during the life of the CLN and par at maturity. The cash flows are dependent on specified credit-related events. Should the second party default or declare bankruptcy, the CLN holder will receive an amount equivalent to the recovery rate and may not receive any compensation. In return for these risks, the CLN holder receives a higher yield. The Fund can use structured notes and CLNs to enhance the yield on its portfolio or to increase income available for distributions or for other non-hedging purposes.

In anticipation of or in response to market, economic, political, or other conditions, the Fund’s portfolio managers may temporarily use a different investment strategy for defensive purposes. If the Fund’s portfolio managers do so, different factors could affect the Fund’s performance and the Fund may not achieve its investment objective.

The Fund’s investments in the types of securities and other investments described in this prospectus vary from time to time, and, at any time, the Fund may not be invested in all of the types of securities and other investments described in this prospectus.

The Fund may also invest in securities and other investments not described in this prospectus.

Financial Leverage.  The Fund may utilize financial leverage (i) to provide the Fund with additional liquidity to meet its obligations to repurchase its Shares pursuant to its repurchase offers and (ii) for investment purposes (i.e., to use such financial leverage to purchase additional portfolio securities consistent with the Fund’s investment objective and primary investment strategy) to benefit the Fund’s Common Shares. Generally speaking, if the Fund can invest the proceeds from financial leverage (i.e., money from borrowings or issuing preferred shares) in portfolio securities that have higher rates of return than the costs of such financial leverage and other expenses of the Fund, then the holders of Common Shares would have a net benefit. The Fund’s policy on financial leverage allows the Fund to use financial leverage in the form of borrowings and/or preferred shares to the maximum extent allowable under the 1940 Act. The Adviser will regularly review the Fund’s use of financial leverage (i.e., the relative costs and benefits of leverage on the Fund’s Common Shares) and review the alternative means to achieve leverage (i.e., the relative benefits and costs of borrowing versus issuing preferred shares).

Under the 1940 Act, a fund is not permitted to issue debt unless immediately after such incurrence the fund has an asset coverage of at least 300% of the aggregate outstanding principal balance of the indebtedness (i.e., such indebtedness may not exceed 33 1/3% of the fund’s total assets). Additionally, under the 1940 Act, a fund may not declare any dividend or other distribution upon any class of its capital shares, or purchase any such capital shares, unless the aggregate indebtedness of the fund has, at the time of the declaration of such dividend or distribution, or at the time of any such purchase, an asset coverage of at least 300% after deducting the amount of such dividend, distribution or purchase price, as the case may be. Investments in derivative instruments will not be considered the issuance of debt for purposes of the foregoing limitations if the Fund “covers” the resulting obligation in accordance with the 1940

Act and SEC guidance. Under the 1940 Act, a fund is not permitted to issue preferred shares unless immediately after such issuance the net asset value of the fund’s portfolio is at least 200% of the liquidation value of the outstanding preferred shares (i.e., such liquidation value may not exceed 50% of the Fund’s total assets). In addition, a fund is not permitted to declare any cash dividend or other distribution on its common shares unless, at the time of such distribution, the net asset value of the fund’s portfolio (determined after deducting the amount of such dividend or other distribution) is at least 200% of such liquidation value. If using a combination of borrowing and issuing preferred shares, the maximum allocable leverage will be between 300% and 200% based on the relative amounts borrowed and preferred shares issued.

Effect of Leverage.  The Fund has entered into a revolving credit and security agreement pursuant to which the lenders will provide the Fund with up to $240 million in advances, subject to a variable interest rate. Assuming an interest rate of 3.50% (which is the rate of the Fund’s outstanding borrowings as of February 29, 2020) and the use of leverage in an amount equal to 19.32% of the Fund’s total assets (as of February 29, 2020), the incremental income generated by the Fund’s portfolio (net of estimated expenses including expenses related to the use of leverage) must exceed approximately 2.70% to cover such interest expense. These numbers are merely estimates used for illustration. The amount of leverage used by the Fund as well as actual interest expenses on the Fund’s outstanding borrowings may vary and may be higher or lower than the above estimates.

The following table is designed to illustrate the effect on return to a holder of the Fund’s Common Shares of the leverage created by the Fund’s use of borrowing, using the weighted average interest rate of 3.50%, (which is the rate of the Fund’s outstanding borrowings as of February 29, 2020 as noted above, however, the Fund’s outstanding borrowings are subject to a variable interest rate and may change up or down over time) assuming the Fund has used leverage by borrowing an amount equal to 19.32% of the Fund’s total assets

(as of February 29, 2020) and assuming hypothetical annual returns (net of expenses) on the Fund’s portfolio of minus 10% to plus 10%. As the table shows, leverage generally increases the return to Common Shareholders when portfolio return is positive and decreases return when the portfolio return is negative. Actual returns may be greater or less than those appearing in the table.

Assumed portfolio return, Net of expenses	(10)%	(5)%	0%	5%	10%

Corresponding return to common shareholders	(12.25)%	(6.44)%	(0.63)%	5.18%	10.99%

The purpose of the table is to assist investors in understanding the effects of financial leverage. The figures in the table are hypothetical and actual returns may be greater or lesser than those appearing in the table.

Derivative Transactions.  The Fund can invest in derivative instruments including swap contracts, futures contracts, and forward foreign currency contracts. A derivative is a financial instrument whose performance is derived at least in part from the performance of an underlying index, security or asset. The values of certain derivatives can be affected dramatically by even small market movements, sometimes in ways that are difficult to predict. There are many different types of derivatives, with many different uses. The Fund can enter into these transactions to seek to preserve a return on a particular investment or portion of its portfolio, and may also enter into such transactions to seek to protect against decreases in the anticipated rate of return on floating or variable rate financial instruments the Fund owns or anticipates purchasing at a later date, or for other risk management strategies such as managing the effective dollar-weighted average duration of the Fund’s portfolio. In addition, the Fund may also engage in hedging transactions to seek to protect the value of its portfolio against declines in net asset value resulting from changes in interest rates or other market changes. Market conditions will determine whether and in what circumstances the Fund would employ any of the techniques described below. The Fund will incur brokerage and other costs in connection with its derivative transactions.

A swap contract is an agreement between two parties pursuant to which the parties exchange payments at specified dates on the basis of a specified notional amount, with the payments calculated by reference to specified securities, indexes, reference rates, commodities, currencies or other assets. The notional amount of a swap is based on the nominal or face amount of a reference asset that is used to calculate payments made on that swap; the notional amount typically is not exchanged between counterparties. The parties to the swap use variations in the value of the underlying asset to calculate payments between them through the life of the swap. The Fund can use swap contracts, including interest rate swaps, to hedge or adjust its exposure to interest rates, and currency swaps, to hedge its exposure to foreign currencies. The Fund can also use swap contracts, including CDS, to enhance the yield on its portfolio or to increase income available for distributions or for other non-hedging purposes.

The Fund may enter into interest rate swaps or purchase or sell interest rate caps or floors. The Fund will not sell interest rate caps or floors that it does not own. Interest rate swaps involve the exchange by the Fund with another party of their respective obligations to pay or receive interest, e.g., an exchange of an obligation to make floating rate payments for an obligation to make fixed rate payments. For example, the Fund may seek to shorten the effective interest rate redetermination period of a Senior Loan in its portfolio for which the Borrower has selected an interest rate redetermination period of one year. The Fund could exchange the Borrower’s obligation to make fixed rate payments for one year for an obligation to make payments that readjust monthly. In such event, the Fund would consider the interest rate redetermination period of such Senior Loan to be the shorter period.

The purchase of an interest rate cap entitles the purchaser, to the extent that a specified index exceeds a predetermined interest rate, to receive payments of interest at the difference of the index and the predetermined rate on a notional principal amount (the reference amount with respect to which interest obligations are determined, although no actual exchange of principal occurs) from the party selling such interest rate cap. The purchase of an interest rate floor entitles the purchaser, to the extent that a specified index falls below a predetermined interest rate, to receive payments of interest at the difference of the index and the predetermined rate on a notional principal amount from the party selling such interest rate floor. The Fund will not enter into swaps, caps or floors if, on a net basis, the aggregate notional principal amount with respect to such agreements exceeds the net assets of the Fund.

In circumstances in which the Adviser anticipates that interest rates will decline, the Fund might, for example, enter into an interest rate swap as the floating rate payor or, alternatively, purchase an interest rate floor. In the case of purchasing an interest rate floor, if interest rates declined below the floor rate, the Fund would receive payments from its counterparty which would wholly or partially offset the decrease in the payments it would receive in respect of the portfolio assets being hedged. In the case where the Fund purchases such an interest rate swap, if the floating rate payments fell below the level of the fixed rate payment set in the swap agreement, the Fund’s counterparty would pay the Fund amounts equal to interest computed at the difference between the fixed and floating rates over the notional principal amount. Such payments would offset or partially offset the decrease in the payments the Fund would receive in respect of floating rate portfolio assets being hedged.

The successful use of swaps, caps and floors to preserve the rate of return on a portfolio of financial instruments depends on the Adviser’s ability to predict correctly the direction and extent of movements in interest rates. Although the Fund believes that use of the hedging and risk management techniques described above will benefit the Fund, if the Adviser’s judgment about the direction or extent of the movement in interest rates is incorrect, the Fund’s overall performance would be worse than if it had not entered into any such transactions. For example, if the Fund had purchased an interest rate swap or an interest rate floor to hedge against its expectation that interest rates would decline but instead interest rates rose, the Fund would lose part or all of the benefit of the increased payments it would receive as a result of the rising interest rates because it would have to pay amounts to its counterparty under the swap agreement or would have paid the purchase price of the interest rate floor.

The Fund will usually enter into interest rate swaps on a net basis, i.e., where the two parties make net payments with the Fund receiving or paying, as the case may be, only the net amount of the two payments. The net amount of the excess, if any, of the Fund’s obligations over its entitlements with respect to each interest rate swap will be accrued and an amount of cash, liquid securities or liquid Senior Loans having an aggregate net asset value at least equal to the accrued excess will be maintained in a segregated account by the Fund’s custodian. If the Fund enters into a swap on other than a net basis, the Fund will maintain in the segregated account the full amount of the Fund’s obligations under each such swap. Accordingly, the Fund does not treat swaps as senior securities. The Fund may enter into swaps, caps and floors with member banks of the Federal Reserve System, members of the New York Stock Exchange or other entities determined by the Adviser, pursuant to procedures adopted and reviewed on an ongoing basis by the Board of Trustees, to be creditworthy. If a default occurs by the other party to such transaction, the Fund will have contractual remedies pursuant to the agreements related to the transaction, but such remedies may be subject to bankruptcy and insolvency laws which could affect the Fund’s rights as a creditor. The swap market has grown substantially in recent years with a large number of banks and financial services firms acting both as principals and as agents utilizing standardized swap documentation. As a result, the swap market has become relatively liquid. Caps and floors are more recent innovations and they are less liquid than swaps. There can be no assurance, however, that the Fund will be able to enter into interest rate swaps or to purchase interest rate caps or floors at prices or on terms the Adviser believes are advantageous to the Fund. In addition, although the terms of interest rate swaps, caps and floors may provide for termination, there can be no assurance that the Fund will be able to terminate an interest rate swap or to sell or offset interest rate caps or floors that it has purchased.

A futures contract is a standardized agreement between two parties to buy or sell a specified quantity of an underlying asset at a specified price at a specified future time. The value of the futures contract tends to increase and decrease in tandem with the value of the underlying asset. Futures contracts are bilateral agreements, with both the purchaser and the seller equally obligated to complete the transaction. Depending on the terms of the particular contract, futures contracts are settled by purchasing an offsetting contract, physically delivering the underlying asset on the settlement date or paying a cash settlement amount on the settlement date. The Fund can use currency futures to hedge its exposure to foreign currencies. Currency futures contracts are traded on exchanges and have standard contract sizes and delivery dates. Most currency futures contracts call for payment or delivery in U.S. dollars.

The Fund can engage in foreign currency transactions either on a spot basis (i.e., for prompt delivery and settlement at the rate prevailing in the currency exchange market at the time) or through forward foreign currency contracts to mitigate the risk of foreign currency exposure. Spot contracts allow for prompt delivery and settlement at the rate prevailing in the currency exchange market at the time. A forward foreign currency contract is an agreement between parties to exchange a specified amount of currency at a specified future time at a specified rate. Forward foreign currency contracts are used to protect against uncertainty in the level of future currency exchange rates or to modify exposure to a particular currency.

New financial products continue to be developed, and the Fund may invest in any such products to the extent consistent with its investment objective and the regulatory and federal tax requirements applicable to investment companies.

When Issued and Delayed Delivery Transactions.  The Fund may also purchase and sell interests in Senior Loans and other portfolio securities on a when issued and delayed delivery basis. No income accrues to the Fund on such interests or securities in connection with such purchase transactions prior to the date that the Fund actually takes delivery of such interests or securities. These transactions are subject to market fluctuation; the value of the interests in Senior Loans and other portfolio debt securities at delivery may be more or less than their purchase price, and yields generally available on such interests or securities when delivery occurs may be higher or lower than yields on the interests or securities obtained pursuant to such transactions. Because the Fund relies on the buyer or seller, as the case may be, to consummate the transaction, failure by the other party to complete the transaction may result in the Fund missing the opportunity of obtaining a price or yield considered to be advantageous. When the Fund is the buyer in such a transaction, however, it will maintain, in a segregated account with its custodian, cash, liquid securities or liquid Senior Loans having an aggregate value at least equal to the amount of such purchase commitments until payment is made. The Fund will make commitments to purchase such interests or securities on such basis only with the intention of actually acquiring these interests or securities, but the Fund may sell such interests or securities prior to the settlement date if such sale is considered to be advisable. To the extent the Fund engages in when issued and delayed delivery transactions, it will do so for the purpose of acquiring interests or securities for the Fund’s portfolio consistent with the Fund’s investment objective and policies and not for the purpose of investment leverage. No specific limitation exists as to the percentage of the Fund’s assets which may be used to acquire securities on a when issued or delayed delivery basis.

Repurchase Agreements.  The Fund may enter into repurchase agreements (a purchase of, and a simultaneous commitment to resell, a financial instrument at an agreed upon price on an agreed upon date) only with member banks of the Federal Reserve System and member firms of the New York Stock Exchange. When participating in repurchase agreements, the Fund buys securities from a vendor, e.g., a bank or brokerage firm, with the agreement that the vendor will repurchase the securities at a higher price at a later date. Such transactions afford an opportunity for the Fund to earn a return on available cash at minimal market risk, although the Fund may be subject to various delays and risks of loss if the vendor is unable to meet its obligation to repurchase. Under the 1940 Act, repurchase agreements are deemed to be collateralized loans of money by the Fund to the seller. In evaluating whether to enter into a repurchase agreement, the Adviser will consider carefully the creditworthiness of the vendor. If the member bank or member firm that is the party to the repurchase agreement petitions for bankruptcy or otherwise becomes subject to the U.S. Bankruptcy Code, the law regarding the rights of the Fund is unsettled. The securities underlying a repurchase agreement will be marked to market every business day so that the value of the collateral is at least equal to the value of the loan, including the accrued interest thereon, and the Adviser will monitor the value of the collateral. No specific limitation exists as to the percentage of the Fund’s assets which may be used to participate in repurchase agreements.

Reverse Repurchase Agreements.  The Fund may enter into reverse repurchase agreements with respect to debt obligations which could otherwise be sold by the Fund. A reverse repurchase agreement is an instrument under which the Fund may sell an underlying debt instrument and simultaneously obtain the commitment of the purchaser (a commercial bank or a broker or dealer) to sell the security back to the Fund at an agreed upon price on an agreed upon date. The Fund will maintain in a segregated account with its custodian cash, liquid securities or liquid Senior Loans in an amount sufficient to cover its obligations with respect to reverse repurchase agreements. The Fund receives payment for such securities only upon physical delivery or evidence of book entry transfer by its custodian. Reverse repurchase agreements could involve certain risks in the event of default or insolvency of the other party, including possible delays or restrictions upon the Fund’s ability to dispose of the underlying securities. An additional risk is that the market value of securities sold by the Fund under a reverse repurchase agreement could decline below the price at which the Fund is obligated to repurchase them. Reverse repurchase agreements will be considered borrowings by the Fund and as such would be subject to the restrictions on borrowing described in the Statement of Additional Information under “Investment Restrictions.” The Fund will not hold more than 5% of the value of its total assets in reverse repurchase agreements.

Anti-takeover provisions.  The Fund’s Declaration of Trust includes provisions that could limit the ability of other persons to acquire control of the Fund or to change the composition of its Board of Trustees. See “Description of Shares — Anti-Takeover Provisions in the Declaration of Trust.”

Principal Risks of Investing in the Fund

The principal risks of investing in the Fund are:

Asset-Backed Securities Risk.  Asset-backed securities, including collateralized debt obligations, differ from conventional debt securities because principal is paid back over the life of the security rather than at maturity. Asset-backed securities are subject to prepayment or call risk, which is the risk that a borrower’s payments may be received earlier or later than expected due to changes in prepayment rates on underlying loans. Faster prepayments often happen when interest rates are falling. As a result, the Fund may reinvest these early payments at lower interest rates, thereby reducing the Fund’s income. Asset-backed securities also are subject to extension risk. A rise in interest rates could reduce the rate of prepayments and extend the life of the asset-backed securities, causing the price of the asset-backed securities and the Fund’s share price to fall and would make the asset-backed securities more sensitive to interest rate changes. Privately-issued asset-backed securities may be less liquid than other types of securities and the Fund may be unable to sell these securities at the time or price it desires. During periods of market stress, the Fund may be forced to sell these securities at significantly reduced prices, resulting in losses. Liquid privately-issued asset-backed securities can become illiquid during periods of market stress.

Banking and Financial Services Industry Focus Risk.  From time to time, the Fund may invest more than 25% of its assets in unsecured bank instruments, including but not limited to certificates of deposit and time deposits, or securities that may have guarantees or credit and liquidity enhancements provided by banks, insurance companies or other financial institutions. To the extent the Fund focuses its investments in these instruments or securities, the Fund’s performance will depend on the overall condition of those industries and the individual banks and financial institutions in which the Fund invests (directly or indirectly). Financial services companies may be dependent on the supply of short-term financing. The value of bank instruments and securities of issuers in the banking and financial services industry, or guaranteed by such issuers, can be affected by and sensitive to changes in government regulation and interest rates and to economic downturns in the United States and abroad. The risk of holding bank instruments is also directly tied to the risk of insolvency or bankruptcy of the issuing banks, which risk may be higher for larger or more complex financial institutions that combine traditional, commercial and investment banking.

Borrower Credit Risk.  Senior Loans, like most other debt obligations, are subject to the risk of default. Default in the payment of interest or principal on a Senior Loan results in a reduction in income to the Fund, a reduction in the value of the

Senior Loan and a potential decrease in the Fund’s net asset value. The risk of default increases in the event of an economic downturn or a substantial increase in interest rates. An increased risk of default could result in a decline in the value of Senior Loans and in the Fund’s net asset value.

The Fund may acquire Senior Loans of Borrowers that are experiencing, or are more likely to experience, financial difficulty, including Senior Loans of Borrowers that have filed for bankruptcy protection. Borrowers may have outstanding debt obligations that are rated below investment grade. More recently, rating agencies have begun rating Senior Loans, and Senior Loans in the Fund’s portfolio may themselves be rated below investment grade. The Fund may invest a substantial portion of its assets in Senior Loans of Borrowers that have outstanding debt obligations rated below investment grade or that are unrated but of comparable quality to such securities. Debt securities rated below investment grade are viewed by the rating agencies as speculative and are commonly known as “junk bonds.” Senior Loans may not be rated at the time that the Fund purchases them. If a Senior Loan is rated at the time of purchase, the Adviser may consider the rating when evaluating the Senior Loan but, in any event, does not view ratings as a determinative factor in investment decisions. As a result, the Fund is more dependent on the Adviser’s credit analysis abilities. Because of the protective terms of Senior Loans, the Adviser believes that the Fund is more likely to recover more of its investment in a defaulted Senior Loan than would be the case for most other types of defaulted debt securities. The values of Senior Loans of Borrowers that have filed for bankruptcy protection or that are experiencing payment difficulty could be affected by, among other things, the assessment of the likelihood that the Lenders ultimately will receive repayment of the principal amount of such Senior Loans, the likely duration, if any, of a lapse in the scheduled payment of interest and repayment of principal and prevailing interest rates. As of February 29, 2020, the Fund held in its portfolio seven Senior Loans (the aggregate value of which represented approximately 0.93% of the value of the Fund’s net assets on such date) of Borrowers that were subject to protection under the federal bankruptcy laws. There is no assurance that the Fund will be able to recover any amount on Senior Loans of such Borrowers.

In the case of collateralized Senior Loans, there is no assurance that sale of the collateral would raise enough cash to satisfy the Borrower’s payment obligation or that the collateral can or will be liquidated. In the event of bankruptcy, liquidation may not occur and the court may not give Lenders the full benefit of their senior positions. If the terms of a Senior Loan do not require the Borrower to pledge additional collateral in the event of a decline in the value of the original collateral, the Fund will be exposed to the risk that the value of the collateral will not at all times equal or exceed the amount of the Borrower’s obligations under the Senior Loans. To the extent that a Senior Loan is collateralized by stock in the Borrower or its subsidiaries, such stock may lose all of its value in the event of bankruptcy of the Borrower. Uncollateralized Senior Loans involve a greater risk of loss.

Changing Fixed Income Market Conditions.  The current low interest rate environment was created in part by the Federal Reserve Board (FRB) and certain foreign central banks keeping the federal funds and equivalent foreign rates near historical lows. Increases in the federal funds and equivalent foreign rates may expose fixed income markets to heightened volatility and reduced liquidity for certain fixed income investments, particularly those with longer maturities. In addition, decreases in fixed income dealer market-making capacity may persist in the future, potentially leading to heightened volatility and reduced liquidity in the fixed income markets. As a result, the value of the Fund’s investments and share price may decline.

Collateralized Loan Obligations Risk.  CLOs are subject to the risks of substantial losses due to actual defaults by underlying borrowers, which will be greater during periods of economic or financial stress. CLOs may also lose value due to collateral defaults and disappearance of subordinate tranches, market anticipation of defaults, and investor aversion to CLO securities as a class. The risks of CLOs will be greater if the Fund invests in CLOs that hold loans of uncreditworthy borrowers or if the Fund holds subordinate tranches of the CLO that absorbs losses from the defaults before senior tranches. In addition, CLOs are subject to interest rate risk and credit risk.

Credit Linked Notes Risk.  Risks of credit linked notes include those risks associated with the underlying reference obligation including but not limited to market risk, interest rate risk, credit risk, default risk and, in some cases, foreign currency risk. In the case of a credit linked note that is “funded,” the par amount of the security will represent the maximum loss that could be incurred on the investment and no leverage is introduced. An investor in a credit linked note bears counterparty risk or the risk that the issuer of the credit linked note will default or become bankrupt and not make timely payment of principal and interest of the structured security. Credit linked notes may be less liquid than other investments and therefore harder to dispose of at the desired time and price. In addition, credit linked notes may be leveraged and, as a result, small changes in the value of the underlying reference obligation may produce disproportionate losses to the Fund.

Debt Securities Risk.  The prices of debt securities held by the Fund will be affected by changes in interest rates, the creditworthiness of the issuer and other factors. An increase in prevailing interest rates typically causes the value of existing fixed income debt securities to fall and often has a greater impact on longer-duration debt securities and higher quality debt securities. Floating rate debt instruments also react to interest rate changes in a similar manner, although generally to a lesser degree. Falling interest rates will cause the Fund to reinvest the proceeds of debt securities that have been repaid by the issuer at lower interest rates. Falling interest rates may also reduce the Fund’s distributable income because interest payments on floating rate debt instruments held by the Fund will decline. The Fund could lose money on investments in debt securities if the issuer or borrower fails to meet its obligations to make interest payments and/or to repay principal in a timely manner. If an issuer seeks to restructure the terms of its borrowings or the Fund is required to seek recovery upon a default in the payment of interest or the repayment of principal, the Fund may incur additional expenses. Changes in an issuer’s financial strength, the market’s perception of such strength or in the credit rating of the issuer or the security may affect the value of debt securities. The Adviser’s credit analysis may fail to anticipate such changes, which could result in buying a debt security at an inopportune time or failing to sell a debt security in advance of a price decline or other credit event.

Defaulted Securities Risk.  Defaulted securities pose a greater risk that principal will not be repaid than non-defaulted securities. The Fund will generally not receive interest payments on defaulted securities and may incur costs to protect its investment. Defaulted securities and any securities received in an exchange for such securities may be subject to restrictions on resale. Investments in defaulted securities and obligations of distressed issuers are considered speculative and the prices of these securities may be more volatile than non-defaulted securities.

Derivatives Risk.  A derivative is an instrument whose value depends largely on (and is derived from) the value of an underlying security, currency, commodity, interest rate, index or other asset (each referred to as an underlying asset). In addition to risks relating to the underlying assets, the use of derivatives may include other, possibly greater, risks, which are described below.

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Counterparty Risk. Certain derivatives do not trade on an established exchange (referred to as over-the-counter (OTC) derivatives) and are simply financial contracts between the Fund and a counterparty. When the Fund is owed money on an OTC derivative, the Fund is dependent on the counterparty to pay or, in some cases, deliver the underlying asset, unless the Fund can otherwise sell its derivative contract to a third party prior to its expiration. Many counterparties are financial institutions such as banks and broker-dealers and their creditworthiness (and ability to pay or perform) may be negatively impacted by factors affecting financial institutions generally. In addition, in the event that a counterparty becomes bankrupt or insolvent, the Fund’s ability to recover the collateral that the Fund has on deposit with the counterparty could be delayed or impaired. For derivatives traded on a centralized exchange, the Fund generally is dependent upon the solvency of the relevant exchange clearing house (which acts as a guarantor for each contractual obligation under such derivatives) for payment on derivative instruments for which the Fund is owed money.

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Leverage Risk. Many derivatives do not require a payment up front equal to the economic exposure created by holding a position in the derivative, which creates a form of leverage. As a result, an adverse change in the value of the underlying asset could result in the Fund sustaining a loss that is substantially greater than the amount invested in the derivative or the anticipated value of the underlying asset. Leverage may therefore make the Fund’s returns more volatile and increase the risk of loss. The Fund segregates or earmarks liquid assets with a value at least equal to the amount that the Fund owes the derivative counterparty each day, if any, or otherwise holds instruments that offset the Fund’s daily obligation under the derivatives instrument. This process is sometimes referred to as “cover.” The amount of liquid assets needed as cover will fluctuate over time as the value of the derivative instrument rises and falls. If the value of the Fund’s derivative positions or the value of the assets used as cover unexpectedly decreases, the

Fund may be forced to segregate additional liquid assets as cover or sell assets at a disadvantageous time or price to meet its derivative obligations or to satisfy repurchase offers by the repurchase payment deadline, which could affect management of the Fund and the Fund’s returns. In certain market conditions, losses on derivative instruments can grow larger while the value of the Fund’s other assets fall, resulting in the Fund’s derivative positions becoming a larger percentage of the Fund’s investments.

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Liquidity Risk. There is a smaller pool of buyers and sellers for certain derivatives, particularly OTC derivatives, than for more traditional investments such as stocks. These buyers and sellers are often financial institutions that may be unable or unwilling to buy or sell derivatives during times of financial or market stress. Derivative instruments may therefore be less liquid than more traditional investments and the Fund may be unable to sell or exit its derivative positions at a desirable time or price. This risk may be more acute under adverse market conditions, during which the Fund may be most in need of liquidating its derivative positions. To the extent that the Fund is unable to exit a derivative position because of market illiquidity, the Fund may not be able to prevent further losses of value in its derivatives holdings and the liquidity of the Fund and its ability to satisfy repurchase offers by the repurchase payment deadline may be impaired to the extent that a substantial portion of the Fund’s otherwise liquid assets must be used as margin or cover. Another consequence of illiquidity is that the Fund may be required to hold a derivative instrument to maturity and take or make delivery of the underlying asset that the Adviser would otherwise have attempted to avoid.

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Other Risks. Compared to other types of investments, derivatives may be harder to value and may also be less tax efficient, as described under the “Federal Income Taxation” section of the prospectus. In addition, changes in government regulation of derivative instruments could affect the character, timing and amount of the Fund’s taxable income or gains, and may limit or prevent the Fund from using certain types of derivative instruments as a part of its investment strategy, which could make the investment strategy more costly to implement or require the Fund to change its investment strategy. Derivatives strategies may not always be successful. For example, to the extent that the Fund uses derivatives for hedging or to gain or limit exposure to a particular market or market segment, there may be imperfect correlation between the value of the derivative instrument and the value of the instrument being hedged or the relevant market or market segment, in which case the Fund may not realize the intended benefits. There is also the risk that during adverse market conditions, an instrument which would usually operate as a hedge provides no hedging benefits at all. The Fund’s use of derivatives may be limited by the requirements for taxation of the Fund as a regulated investment company.

Financial Leverage Risk.  The Fund is authorized to utilize financial leverage to the maximum extent allowable under the 1940 Act. There are risks associated with borrowing or issuing preferred shares in an effort to increase the yield and distributions on the Common Shares, including that the costs of the financial leverage exceed the income from investments made with such leverage, the higher volatility of the net asset value of the

Common Shares, and that fluctuations in the interest rates on the borrowing or dividend rates on preferred shares may affect the yield and distributions to the Common Shareholders. The Fund’s use of leverage also may impair the ability of the Fund to maintain its qualification for federal income tax purposes, as a regulated investment company.

As long as the Fund is able to invest the proceeds of any financial leverage in senior loans or other investments that provide a higher net return than the current cost of such financial leverage (i.e., the current interest rate on any borrowing or dividend rate of any preferred shares after taking into account the expenses of any borrowing or preferred shares offering) and the Fund’s operating expenses, the effect of leverage will be to cause the Common Shareholders to realize a higher current rate of return than if the Fund were not leveraged. However, if the current costs of financial leverage were to exceed the return on such proceeds after expenses (which the Adviser believes to be an unlikely scenario), the Common Shareholders would have a lower rate of return than if the Fund had an unleveraged capital structure.

During any annual period when the Fund has a net payable on the interest due on borrowings or the dividends due on any outstanding preferred shares, the failure to pay on such amounts would preclude the Fund from paying dividends on the Common Shares. The rights of lenders to the Fund to receive interest on and repayment of principal on any borrowings will be senior to those of the holders of the Common Shares, and the terms of any such borrowings may contain provisions which limit certain activities of the Fund, including the payment of dividends to holders of Common Shares in certain circumstances, and may require the Fund to pledge assets to secure such borrowing. Further, the terms of such borrowing may, and the 1940 Act does (in certain circumstances), grant to the lenders to the Fund certain voting rights in the event of default in the payment of interest on or repayment of principal. In addition, under the 1940 Act, the Fund is not permitted to declare any cash dividend or other distribution on its Common

Shares unless, at the time of such declaration and after deducting the amount of such dividend or distribution, the Fund is in compliance with the asset coverage requirements of the 1940 Act. Such prohibition on the payment of dividends or distributions might impair the ability of the Fund to maintain its qualification, for federal income tax purposes, as a regulated investment company. The Fund intends, however, to the extent possible, to repay borrowings or repurchase any outstanding preferred securities from time to time if necessary, which may involve the payment by the Fund of a premium and the sale by the Fund of portfolio securities at a time when it may be disadvantageous to do so, to maintain compliance with such asset coverage requirements.

Subject to the restrictions of the 1940 Act, the Fund may “releverage” through incurrence of new borrowing, or the reissuance of preferred shares and in connection with which the Fund, and indirectly the Common Shareholders, would incur the expenses of such releveraging. Any borrowing will likely rank senior to or pari passu with all other existing and future borrowings of the Fund. Interest payments and fees incurred in connection with borrowings will reduce the amount of net income available for payment to Common Shareholders.

Although the Fund does not have any immediate intention to do so, the Fund may in the future issue preferred shares as a form of financial leverage. Any such preferred shares of the Fund would be senior to the Fund’s Common Shares, such that holders of preferred shares would have priority over the distribution of the Fund’s assets, including dividend and liquidating distributions. It is presently believed that any such preferred shares of the Fund would not be listed on any exchange and would be bought and sold in auctions through participating broker-dealers. If the Fund were to issue preferred shares, the Fund could be subject to, among other things, (i) more stringent asset coverage provisions, (ii) restrictions on certain investment practices and (iii) the imposition of certain minimum issue size, issuer geographical diversification and other requirements for determining portfolio assets that are eligible for computing compliance with their asset coverage requirements in connection with an investment grade rating for such preferred shares from one or more nationally recognized statistical rating shares by the Fund entails certain initial costs and expenses and certain ongoing administrative and accounting expenses, as well as costs of interest payments and dividends on the leverage. Fees based on the net assets of the Fund (such as the Fund’s advisory and administrative fees) will not increase by adding leverage to the Fund. Certain other expenses of the Fund (such as custodian fees or portfolio transaction-related costs, which generally increase with any increase in the amount of assets managed by the Fund) are expected to marginally increase by adding leverage to the Fund. All of these costs and expenses will be borne by the Fund’s Common Shareholders and will reduce the income or net assets available to Common Shareholders. If the Fund’s current investment income were not sufficient to meet interest expenses on any borrowing or dividend requirements on any preferred shares, the Fund might have to liquidate certain of its investments in order to meet required interest or dividend payments, thereby reducing the net asset value attributable to the Fund’s Common Shares. If there are preferred shares issued and outstanding, holders of the preferred shares will elect two Trustees. In addition, the terms of any preferred shares or borrowing may entitle holders of the preferred shares or lenders, as the case may be, to elect a majority of the Board of Trustees in certain other circumstances.

The Fund may be converted to an open-end investment company only upon approval by the Board of Trustees followed by the approval of shareholders as required by the 1940 Act. Among other things, conversion of the Fund to an open-end investment company would require the redemption of all outstanding preferred shares and could require the repayment of borrowings, which would eliminate the leveraged capital structure of the Fund with respect to the Common Shares.

Certain other practices in which the Fund may engage, including entering into reverse repurchase agreements and investing in derivatives, such as swaps, may also be considered leverage and subject to the Fund’s leverage policy. However, to the extent that the Fund segregates cash, liquid securities or liquid Senior Loans in an amount sufficient to cover its obligations with respect to such reverse repurchase agreements and derivatives, they will not be subject to the Fund’s leverage policy.

Foreign Investments Risk.  The value of the Fund’s foreign investments may be adversely affected by political and social instability in the home countries of the issuers of the investments, by changes in economic or taxation policies in those countries, or by the difficulty in enforcing obligations in those countries. Foreign investments also involve the risk of the possible seizure, nationalization or expropriation of the issuer or foreign deposits (in which the Fund could lose its entire investments in a certain market) and the possible adoption of foreign governmental restrictions such as exchange controls. Foreign companies generally may be subject to less stringent regulations than U.S. companies, including financial reporting requirements and auditing and accounting controls, and may therefore be more susceptible to fraud or corruption. Also, there may be less publicly available information about companies in certain foreign countries than about U.S. companies making it more difficult for the Adviser to evaluate those companies. The laws of certain countries may put limits on a Fund’s ability to recover its assets held at a foreign bank if the foreign bank, depository or issuer of a security, or any of their agents, goes bankrupt. Trading in many foreign securities may be less liquid and more volatile than U.S. securities due to the size of the market or other factors. Unless the Fund has hedged its foreign securities risk, foreign securities risk also involves the risk of negative foreign currency rate fluctuations, which may cause the value of securities denominated in such foreign currency (or other instruments through which the Fund has exposure to foreign currencies) to decline in value.

Currency exchange rates may fluctuate significantly over short periods of time. Currency hedging strategies, if used, are not always successful. For instance, the use of currency forward contracts could reduce performance if there are unanticipated changes in currency exchange rates.

High Yield Debt Securities (Junk Bond) Risk.  The Fund’s investments in high yield debt securities (commonly referred to as “junk bonds”) and other lower-rated securities will subject the Fund to substantial risk of loss. These securities are considered to be speculative with respect to the issuer’s ability to pay interest and principal when due and are more susceptible to default or decline in market value due to adverse economic, regulatory, political or company developments than higher rated or investment grade securities. Prices of high yield debt securities tend to be very volatile. These securities are less liquid than investment grade debt securities and may be difficult to sell at a desirable time or price, particularly in times of negative sentiment toward high yield securities.

High Yield Senior Loans Risk.  The Fund’s investments in Senior Loans are generally below investment grade (“junk investments”) and will subject the Fund to substantial risk of loss. These Senior Loans are considered to be speculative with respect to the issuer’s ability to pay interest and principal when due, are more susceptible to default or decline in market value and are less liquid than investment grade Senior Loans. Prices of high yield Senior Loans tend to be very volatile.

Inflation-Indexed Securities Risk.  Inflation-indexed securities typically provide principal and interest payments that are adjusted over time to reflect a rise (inflation) or a drop (deflation) in the general price level for goods and services. The values of inflation-indexed securities generally fluctuate in response to changes in real interest rates. Real interest rates are tied to the relationship between nominal interest rates and the rate of inflation. If nominal interest rates increase at a faster rate than inflation, real interest rates might rise, leading to a decrease in value of inflation-

indexed securities. Conversely, if inflation rises at a faster rate than nominal interest rates, real interest rates might decline, leading to an increase in value of inflation-indexed securities. The Fund’s income from its investments in inflation-indexed securities is likely to fluctuate considerably more than the income distributions of its investments in more traditional fixed-income securities.

Liquidity Risk.  The Fund may be unable to sell illiquid investments at the time or price it desires and, as a result, could lose its entire investment in such investments. An investment may be illiquid due to a lack of trading volume in the investment or if the investment is privately placed and not traded in any public market or is otherwise restricted from trading. Certain restricted securities require special registration and pose valuation difficulties. Liquid securities can become illiquid during periods of market stress. If a significant amount of the Fund’s securities become illiquid, the Fund may not be able to satisfy repurchase offers by the repurchase payment deadline and may need to sell securities at significantly reduced prices.

Management Risk.  The Fund is actively managed and depends heavily on the Adviser’s judgment about markets, interest rates or the attractiveness, relative values, liquidity, or potential appreciation of particular investments made for the Fund’s portfolio. The Fund could experience losses if these judgments prove to be incorrect. There can be no guarantee that the Adviser’s investment techniques or investment decisions will produce the desired results. Additionally, legislative, regulatory, or tax developments may affect the investments or investment strategies available to the Adviser in connection with managing the Fund, which may also adversely affect the ability of the Fund to achieve its investment objective.

Market Risk.  The market values of the Fund’s investments, and therefore the value of the Fund’s shares, will go up and down, sometimes rapidly or unpredictably. Market risk may affect a single issuer, industry or section of the economy, or it may affect the market as a whole. The value of the

Fund’s investments may go up or down due to general market conditions which are not specifically related to the particular issuer, such as real or perceived adverse economic conditions, changes in the general outlook for revenues or corporate earnings, changes in interest or currency rates, regional or global instability, or adverse investor sentiment generally. The value of the Fund’s investments may also go up or down due to factors that affect an individual issuer or a particular industry or sector, such as changes in production costs and competitive conditions within an industry. In addition, natural or environmental disasters, widespread disease or other public health issues, war, acts of terrorism or other events may have a significant impact on the value of the Fund’s investments, as well as the financial markets and global economy generally. Such circumstances may also impact the ability of the Adviser to effectively implement the Fund’s investment strategy. Individual stock prices tend to go up and down more dramatically than those of certain other types of investments, such as bonds. During a general downturn in the financial markets, multiple asset classes may decline in value. When markets perform well, there can be no assurance that specific investments held by the Fund will rise in value.

No Trading Market for Shares.  The Fund is a closed-end investment company designed for long-term investors. The Fund does not intend to list the Shares for trading on any national securities exchange. While there is no restriction on transferring the Shares, there is not expected to be any secondary trading market in the Shares. The Shares are illiquid. There is no guarantee that you will be able to resell to the Fund all of the Shares that you desire to sell at any particular time in any repurchase offer by the Fund.

Participations.  The Fund may purchase Participations in Senior Loans. Under a Participation, the Fund generally will have rights that are more limited than the rights of Lenders or of persons who acquire a Senior Loan by Assignment. In a Participation, the Fund typically has a contractual relationship with the Lender selling the Participation but not with the Borrower. As a result, the Fund assumes the credit risk of the Lender selling the Participation in addition to the credit risk of the Borrower. In the event of the insolvency of the Lender selling the Participation, the Fund may be treated as a general creditor of the Lender and may not have a senior claim to the Lender’s interest in the Senior Loan. Certain participations in Senior Loans are illiquid, meaning the Fund may not be able to sell them quickly at a fair price. Illiquid investments are also difficult to value. The Fund presently does not intend to invest more than 5% of its net assets in Participations in Senior Loans.

Repurchase Offer Risks.  If the Fund repurchases more Shares than it is able to sell, the Fund’s net assets may decline and expense ratios may increase and the Fund’s ability to achieve its investment objective may be adversely affected. Moreover, this may force the Fund to sell assets it would not otherwise sell and the Fund may be forced to sell Fund assets that may have declined in value. Such sales may affect the market for the assets being sold, which in turn, could diminish the value of an investment in the Fund. In addition, if the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their Shares for repurchase by increasing the Fund’s expenses and reducing any net investment income. If a repurchase offer is oversubscribed, the Fund will repurchase the Shares tendered on a pro rata basis, and shareholders will have to wait until the next repurchase offer to make another repurchase request. Thus, there is also a risk that some shareholders, in anticipation of proration, may tender more Shares than they wish to have repurchased in a particular repurchase offer, thereby increasing both the likelihood that proration will occur and the likelihood the Fund will repurchase more Shares than it is able to sell.

Reverse Repurchase Agreement Risk.  Reverse repurchase agreements involve the risk that the market value of securities to be repurchased may decline below the repurchase price, or that the other party may default on its obligation, resulting in the Fund being delayed or prevented from completing the transaction. In the event the buyer of securities under a reverse repurchase agreement files for bankruptcy or becomes insolvent, the Fund’s use of the proceeds from the sale of the securities may be restricted pending a determination by the other party, or its trustee or receiver, whether to enforce the Fund’s repurchase obligation. When the Fund engages in reverse repurchase agreements, changes in the value of the Fund’s investments will have a larger effect on its share price than if it did not engage in these transactions due to the effect of leverage. Leverage will make the Fund’s returns more volatile and increase the risk of loss. Additionally, interest expenses related to reverse repurchase agreements could exceed the rate of return on debt obligations and other investments held by the Fund, thereby reducing returns to shareholders.

Repurchase Agreement Risk.  If the seller of a repurchase agreement defaults or otherwise does not fulfill its obligations, the Fund may incur delays and losses arising from selling the underlying securities, enforcing its rights, or declining collateral value. These risks are magnified to the extent that a repurchase agreement is secured by securities other than cash or U.S. Government securities.

Senior Loan Risk.  There are a number of risks associated with an investment in Senior Loans including, credit risk, interest rate risk, liquidity risk and prepayment risk. Lack of an active trading market, restrictions on resale, irregular trading activity, wide bid/ask spreads and extended trade settlement periods may impair the Fund’s ability to sell Senior Loans within its desired time frame or at an acceptable price and its ability to accurately value existing and prospective investments. Extended trade settlement periods may result in cash not being immediately available to the Fund. As a result, the Fund may have to sell other investments or engage in borrowing transactions to raise cash to meet its obligations. The risk of holding Senior Loans is also directly tied to the risk of insolvency or bankruptcy of the issuing banks. If the borrower defaults on its obligation to pay, there is the possibility that the collateral securing a loan, if any, may be difficult to liquidate or be insufficient to cover the amount owed under the loan. These risks could cause the Fund to lose income or principal on a particular investment, which in turn could affect the Fund’s returns. The value of Senior Loans can be affected by and sensitive to changes in government regulation and to economic downturns in the United States and abroad. Senior Loans generally are floating rate loans, which are subject to interest rate risk as the interest paid on the floating rate loans adjusts periodically based on changes in widely accepted reference rates. The interest income generated by a portfolio of senior loans is often determined by a fixed credit spread over LIBOR. On July 27, 2017, the head of the United Kingdom’s Financial Conduct Authority announced a desire to phase out the use of LIBOR by the end of 2021. There remains uncertainty regarding the future utilization of LIBOR and the nature of any replacement rate. As a result, any impact of a transition away from LIBOR on the Fund or the instruments in which the Fund invests cannot yet be determined. Senior Loans held by the Fund might not be considered securities for purposes of the Securities Act of 1933 or the Securities Exchange Act of 1934, and therefore a risk exists that purchasers, such as the Fund, may not be entitled to rely on the anti-fraud provisions of those Acts.

Structured Products.  The Fund may invest in structured notes, CLN, CLO, CDO, CDS and other types of structured investments. Holders of structured products bear risks of the underlying investments, index or reference obligation and are subject to counterparty risk. The Fund may have the right to receive payments to which it is entitled only from the structured product, and generally does not have direct rights against the Borrower. The Fund generally will not have the right to enforce compliance by the Borrower with the Loan Agreement, nor rights to any funds acquired by other Lenders through set-off against the Borrower. In addition, when the Fund holds a structured product derived from a Senior Loan, it may not have the right to vote on whether to waive enforcement of any restrictive covenant breached by a Borrower. Lenders voting in connection with a potential waiver of a restrictive covenant may have interests different from those of the Fund and may not consider the interests of the Fund.

When the Fund acts as a seller of a credit default swap agreement, it is subject to the risk that an adverse credit event may occur with respect to the reference obligation and the Fund may be required to pay the buyer the full notional value of the reference obligation net of any amounts owed to the Fund by the buyer under the swap. If the Fund is a buyer of a CDS and no credit event occurs, the Fund may recover nothing if the swap is held through its termination date. The Fund may exit its obligations under a CDS only by terminating the contract and paying applicable breakage fees, or by entering into an offsetting CDS position, which may cause the Fund to incur more losses. Swaps are subject to federal legislation implemented through rulemaking by the SEC and the Commodity Futures Trading Commission which may adversely impact the swap market generally or the Fund’s ability to use swaps.

The cash flow or rate of return on a structured product may be determined by applying a multiplier to the rate of total return on the underlying investments or referenced indicator. Application of a multiplier is comparable to the use of financial leverage, a speculative technique. Leverage magnifies the potential for gain and the risk of loss. As a result, a relatively small decline in the value of the underlying investments or referenced indicator could result in a relatively large loss in the value of a structured product.

Variable or Floating Rate Instruments.  Variable or floating rate instruments are securities that provide for a periodic adjustment in the interest rate paid on the obligation. The interest rates for securities with variable interest rates are readjusted on set dates (such as the last day of the month or calendar quarter) and the interest rates for securities with floating rates are reset whenever a specified interest rate change occurs. Variable or floating interest rates generally reduce changes in the market price of securities from their original purchase price because, upon readjustment, such rates approximate market rates. Accordingly, as market interest rates decrease or increase, the potential for capital appreciation or depreciation is less for variable or floating rate securities than for fixed rate obligations. Many securities with variable or floating interest rates have a demand feature allowing the Fund to demand payment of principal and accrued interest prior to its maturity. The terms of such demand instruments require payment of principal and accrued interest by the issuer, a guarantor, and/or a liquidity provider. All variable or floating rate instruments will meet the applicable rating standards of the Fund. The Fund’s Adviser, or Sub-Adviser, as applicable, may determine that an unrated floating rate or variable rate demand obligation meets the Fund’s rating standards by reason of being backed by a letter of credit or guarantee issued by a bank that meets those rating standards.

The secondary market for certain floating rate loans may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods (in some cases longer than seven days). Certain floating rate loans held by the Fund might not be considered securities for purposes of the Exchange Act, and therefore a risk exists that purchasers, such as the Fund, may not be entitled to rely on the anti-fraud provisions of those Acts.

Warrants, Equity Securities and Junior Debt Securities.  Warrants, equity securities and junior debt securities have a subordinate claim on a Borrower’s assets as compared with Senior Loans. As a result, the values of warrants, equity securities and junior debt securities generally are more dependent on the financial condition of the Borrower and less dependent on fluctuations in interest rates than are the values of many debt securities. The values of warrants, equity securities and junior debt securities may be more volatile than those of Senior Loans and thus may increase the volatility of the Fund’s net asset value. Additionally, warrants may be significantly less valuable on their relevant expiration date resulting in a loss of money or they may expire worthless resulting in a total loss of the investment. Warrants may also be postponed or terminated early resulting in a partial or total loss of the investment. Warrants may also be illiquid.

When-Issued, Delayed Delivery and Forward Commitments Risks.  When-issued and delayed delivery transactions are subject to market risk as the value or yield of a security at delivery may be more or less than the purchase price or the yield generally available on securities when delivery occurs. In addition, the Fund is subject to counterparty risk because it relies on the buyer or seller, as the case may be, to consummate the transaction, and failure by the counterparty to complete the transaction may result in the Fund missing the opportunity of obtaining a price or yield considered to be advantageous. These transactions have a leveraging effect on the Fund because the Fund commits to purchase securities that it does not have to pay for until a later date. These investments therefore increase the Fund’s overall investment exposure and, as a result, its volatility. Typically, no income accrues on securities the Fund has committed to purchase prior to the time delivery of the securities is made, although the Fund may earn income on securities it has set aside to cover these positions.

Management of the Fund

Board of Trustees

The management of the Fund, including general supervision of the duties performed by the Adviser, is the responsibility of the Fund’s Board of Trustees.

Investment Adviser

Invesco Advisers, Inc. (“Invesco” or the “Adviser”) is the Fund’s investment adviser. The Adviser is an indirect wholly owned subsidiary of Invesco Ltd. Invesco Ltd. and its subsidiaries are an independent global investment management group. The Adviser is located at 1555 Peachtree

Street, N.E., Atlanta, Georgia 30309. The Adviser, a successor in interest to multiple investment advisers, has been an investment adviser since 1976.

Advisory Agreement.  The Fund retains the Adviser to manage the investment of its assets and to place orders for the purchase and sale of its portfolio securities. Under an investment advisory agreement between the Adviser and the Fund (the “Advisory Agreement”), the Fund pays the Adviser a monthly fee computed based upon an annual rate applied to the average daily net assets of the Fund as follows:

Average Daily Net Assets	% Per Annum
First $500 million	0.900%
Next $1 billion	0.850%
Next $1 billion	0.825%
Next $500 million	0.800%
Over $3 billion	0.775%

Applying this fee schedule, the Fund’s effective advisory fee rate was 0.89% of the Fund’s average daily net assets for the Fund’s fiscal year ended February 29, 2020. The Fund’s average daily net assets are determined by taking the average of all of the determinations of the net assets during a given calendar month. Such fee is payable for each calendar month as soon as practicable after the end of that month.

The Adviser furnishes offices, necessary facilities and equipment. The Fund pays all charges and expenses of its day-to-day operations, including service fees, distribution fees, custodian fees, legal and independent registered public accounting firm fees, the costs of reports and proxies to shareholders, compensation of trustees of the Fund (other than those who are affiliated persons of the Adviser or Invesco Distributors) and all other ordinary business expenses not specifically assumed by the Adviser.

Investment Sub-Adviser

Invesco Senior Secured Management, Inc. (“Invesco Senior Secured”) serves as the Fund’s investment sub-adviser. Invesco Senior Secured, an affiliate of the Adviser, is located at 1166 Avenue of the Americas, New York, New York 10036. Invesco Senior Secured has experience managing senior secured loans dating back to 1990. Invesco Senior Secured manages a broad array of portfolio types including retail mutual funds, commingled institutional funds, separate accounts and structured products for a variety of retail and institutional investors (both public and private). Invesco Senior Secured is responsible for the Fund’s day-to-day management, including the Fund’s investment decisions and the execution of securities transactions with respect to the Fund. The Adviser, not the Fund, pays sub-advisory fees, if any.

In addition, Invesco has entered into one or more Sub-Advisory Agreements with certain affiliates to serve as sub-advisers to the Funds (the Sub-Advisers). Invesco may appoint the Sub-Advisers from time to time to provide discretionary investment management services, investment advice, and/or order execution services to the Funds. The Sub-Advisers and the Sub-Advisory Agreements are described in the SAI.

A discussion regarding the basis for the Board of Trustees’ approval of the Advisory Agreement and Sub-Advisory Agreement is available in the Fund’s Semiannual Report dated August 31, 2019.

Exclusion of Adviser from Commodity Pool Operator Definition.  With respect to the Fund, the Adviser has claimed an exclusion from the definition of “commodity pool operator” (CPO) under the Commodity Exchange Act (CEA) and the rules of the Commodity Futures Trading Commission (CFTC) and, therefore, is not subject to CFTC registration or regulation as a CPO. In addition, the Adviser is relying upon a related exclusion from the definition of “commodity trading advisor” (CTA) under the CEA and the rules of the CFTC with respect to the Fund. The terms of the CPO exclusion require the Fund, among other things, to adhere to certain limits on its investments in “commodity interests.” Commodity interests include commodity futures, commodity options and swaps, which in turn include non-deliverable forwards. The Fund is permitted to invest in these instruments as further described in the Fund’s SAI. However, the Fund is not intended as a vehicle for trading in the commodity futures, commodity options or swaps markets. The CFTC has neither reviewed nor approved the Adviser’s reliance on these exclusions, or the Fund, its investment strategies or this prospectus.

Portfolio management.  Investment management decisions for the Fund are made by the investment management teams at Invesco and Invesco Senior Secured. The following individuals are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio.

•	Philip Yarrow, Portfolio Manager, who has been responsible for managing the Fund since 2007 and has been associated with Invesco Senior Secured and/or its affiliates since 2010. From 2005-2010 and prior to joining Invesco Senior Secured, Mr. Yarrow was an Executive Director with Morgan Stanley.

•	Thomas Ewald, Portfolio Manager, who has been responsible for managing the Fund since 2010 and has been associated with Invesco Senior Secured and/or its affiliates since 2000.

•	Scott Baskind, Portfolio Manager, who has been responsible for managing the Fund since 2013 and has been associated with Invesco and/or its affiliates since 1999.

More information on the portfolio managers may be found at www.invesco.com/us. The website is not part of the Prospectus.

The Fund’s SAI provides additional information about the portfolio managers’ investments in the Fund, a description of the compensation structure and information regarding other accounts managed.

Administrator

Invesco Advisers, Inc., the Fund’s investment adviser, also serves as the Fund’s Administrator. Pursuant to the administration agreement between the Fund and the Administrator (the

“Administration Agreement”), the Administrator is responsible for providing or overseeing the provision of the following activities: (i) monitoring provisions of Loan Agreements and any Participations and Assignments and is responsible for recordkeeping for Senior Loans; (ii) arranging for the printing and dissemination of reports to shareholders; (iii) arranging for dissemination of the Fund’s proxy and any repurchase offer materials to shareholders, and oversees the tabulation of proxies by the Fund’s transfer agent; (iv) negotiating the terms and conditions under which custodian services are provided to the Fund and the fees to be paid by the Fund in connection therewith; (v) negotiating the terms and conditions under which dividend disbursing services are provided to the Fund, and the fees to be paid by the Fund in connection therewith, and reviews the provision of such services to the Fund; (vi) providing the Fund’s dividend disbursing agent and custodian with such information as is required for them to effect payment of dividends and distributions and to implement the Fund’s dividend reinvestment plan; (vii) making such reports and recommendations to the Board of Trustees as the trustees reasonably request; and (viii) providing shareholder services to holders or potential holders of the Fund’s securities.

For the services rendered to the Fund and related expenses borne by the Administrator, the Fund pays the Administrator a fee, accrued daily and paid monthly, at the annualized rate of 0.25% of the Fund’s average daily net assets.

Purchase of Shares

General

This Prospectus offers three classes of Shares of the Fund, designated as Class A Shares, Class C Shares and Class Y Shares, and describes two classes of Shares, designated as Class IB Shares and Class IC Shares, which are not continuously offered. Class A Shares and Class C Shares are available to all retail investors, including individuals, trusts, corporations, business and charitable organizations and retirement and benefits plans. Class Y shares are available to (i) investors who purchase through an account that is charged an asset-based fee or commission by a financial intermediary including through brokerage platforms, where a broker is acting as the investor’s agent, that may require the payment by the investor of a commission and/or other form of compensation to that broker, that Invesco or its affiliate has approved to sell Class Y shares, (ii) defined contribution plans, defined benefit retirement plans, endowments or foundations, (iii) banks or bank trust departments acting on their own behalf or as trustee or manager for trust accounts, or (iv) any current, former or retired trustee, director, officer or employee (or immediate family members of a current, former or retired trustee, director, officer or employee) of any registered investment funds offered to retail investors advised by the Adviser (“Invesco Funds”) or of Invesco Ltd. or any of its subsidiaries. In fee-based advisory programs, a financial intermediary typically charges each investor a fee based on the value of the investor’s account in exchange for servicing that account. By offering multiple classes of Shares, the Fund permits each investor to choose the class of Shares that is most beneficial given the type of investor, the amount to be invested and the length of time the investor expects to hold the Shares. You should discuss with your authorized dealer which Share class is most appropriate for you. As described more fully below, each class of Shares offers a distinct structure of sales charges, distribution and service fees and other features (for example, the reduced or eliminated sales charges available for purchases of Class A Shares over $100,000 of the Fund or your cumulative ownership of Participating Funds) that are designed to address a variety of needs.

Each class of Shares of the Fund represents an interest in the same portfolio of investments of the Fund and has the same rights except that (i) Class A Shares generally bear the sales charge expenses at the time of purchase while Class C Shares generally bear the sales charge expenses at the time of repurchase by the Fund and any expenses (including higher distribution fees and transfer agency costs) resulting from such early withdrawal charge arrangement and Class Y Shares, Class IB Shares and Class IC Shares are not subject to initial sales charges or early withdrawal charges, (ii) each class of Shares has exclusive voting rights with respect to approvals of any applicable distribution plan and any applicable service plan (each as described below), under which the class’s distribution fee and/or service fee is paid, (iii) certain classes of Shares have different exchange privileges, (iv) certain classes of Shares are subject to a conversion feature and (v) certain classes of Shares have different shareholder service options available.

Pricing Fund Shares

The offering price of the Fund’s Shares is based upon the Fund’s net asset value per Share (plus sales charges, where applicable). Differences in net asset values per Share of each class of Shares are generally expected to be due to the daily expense accruals of the specified distribution and service fees and transfer agency costs applicable to such class of Shares and the differential in the dividends that may be paid on each class of Shares.

The net asset value per Share for each class of Shares of the Fund is determined once daily as of the close of trading on the New York Stock Exchange (the “Exchange”) (generally 4:00 p.m., Eastern time) each day the Exchange is open for trading except on any day on which no purchase or repurchase orders are received or there is not a sufficient degree of trading in the Fund’s portfolio securities such that the Fund’s net asset value per Share might be materially affected. The Fund’s Board of Trustees reserves the right to calculate the net asset value per Share and adjust the offering price more frequently than once daily if deemed desirable. Net asset value per Share for each class is determined by dividing the value of the Fund’s portfolio securities, cash and other assets (including accrued interest) attributable to such class, less all liabilities (including accrued expenses) attributable to such class, by the total number of Shares of the class outstanding. For more information about computing net asset value per Share, see the section entitled “Net Asset Value” in the Fund’s Statement of Additional Information.

Determination of Net Asset Value

The price of the Fund’s shares is the Fund’s net asset value (“NAV”) per share. The Fund’s NAV per share shall be calculated within 48 hours prior to each sale of shares. The Fund values portfolio securities for which market quotations are readily available at market value. Securities and other assets quoted in foreign currencies are valued in U.S. dollars based on the prevailing exchange rates on that day. The Fund values securities and assets for which market quotations are unavailable at their “fair value,” which is described below. Securities and other assets quoted in foreign currencies are valued in U.S. dollars based on the prevailing exchange rates on that day.

The Board has delegated day-to-day responsibility for implementing the portfolio valuation process to the Adviser, and has authorized the Adviser to utilize the independent third-party pricing services and independent third-party valuation services that have been approved by the Board. Independent pricing services will also use actuarial capabilities and modeling analysis to further validate fair prices specifically before and after key events.

Even when market quotations are available, they may be stale or unreliable because the security is not traded frequently, trading on the security ceased before the close of the trading market or issuer specific events occurred after the security ceased trading or because of the passage of time between the close of the market on which the security trades and the close of the NYSE and when the Fund calculates its net asset value. Issuer specific events may cause the last market quotation to be unreliable. Such events may include a merger or insolvency, events that affect a geographical area or an industry segment, such as political events or natural disasters, or market events, such as a significant movement in the U.S. market. Where the Adviser determines that the closing price of the security is stale or unreliable, the Adviser will value the security at its fair value.

Fair value is that amount that the owner might reasonably expect to receive for the security upon its current sale. A fair value price is an estimated price that requires consideration of all appropriate factors, including indications of fair value available from pricing services. Fair value pricing involves judgment and a Fund that uses fair value methodologies may value securities higher or lower than another Fund using market quotations or its own fair value methodologies to price the same securities. Investors who purchase or redeem Fund shares on days when the Fund is holding fair-valued securities may receive a greater or lesser number of shares, or higher or lower redemption proceeds, than they would have received if the Fund had not fair-valued the security or had used a different methodology. The Board has delegated the determination of fair value prices to the Adviser’s valuation committee, which acts in accordance with Board approved policies. Fair value pricing methods and pricing services can change from time to time as approved by the Board. The intended effect of applying fair value pricing is to compute an NAV that accurately reflects the value of a Fund’s portfolio at the time that the NAV is calculated. An additional intended effect is to discourage those seeking to take advantage of arbitrage opportunities resulting from “stale” prices and to mitigate the dilutive impact of any such arbitrage. However, the application of fair value pricing cannot eliminate the possibility that arbitrage opportunities will exist.

Specific types of securities are valued as follows:

Senior Secured Floating Rate Loans and Senior Secured Floating Rate Debt Securities. Senior secured floating rate loans and senior secured floating rate debt securities are fair valued using evaluated quotes provided by an independent pricing service. Evaluated quotes provided by the pricing service may reflect appropriate factors such as market quotes, ratings, tranche type, industry, company performance, spread, individual trading characteristics, institution-size trading in similar groups of securities and other market data.

Domestic Exchange Traded Equity Securities. Market quotations are generally available and reliable for domestic exchange traded equity securities. If market quotations are not available or are unreliable, the Adviser will value the security at fair value in good faith using procedures approved by the Board.

Foreign Securities. If market quotations are available and reliable for foreign exchange traded equity securities, the securities will be valued at the market quotations. Because trading hours for certain foreign securities end before the close of the NYSE, closing market quotations may become unreliable. If between the time trading ends on a particular security and the close of the customary trading session on the NYSE events occur that are significant and may make the closing price unreliable, the Fund may fair value the security. If an issuer specific event has occurred that the Adviser determines, in its judgment, is likely to have affected the closing price of a foreign security, it will price the security at fair value. The Adviser also relies on a screening process from a pricing vendor to indicate the degree of certainty, based on historical data, that the closing price in the principal market where a foreign security trades is not the current market value as of the close of the NYSE. For foreign securities where the Adviser believes, at the approved degree of certainty, that the price is not reflective of current market value, the Adviser will use the indication of fair value from the pricing service to determine the fair value of the security. The pricing vendor, pricing methodology or degree of certainty may change from time to time. Fund securities primarily traded on foreign markets may trade on days that are not business days of the Fund. Because the net asset value of Fund shares is determined only on business days of the Fund, the value of the portfolio securities of a Fund that invests in foreign securities may change on days when you will not be able to purchase or redeem shares of the Fund.

Fixed Income Securities. Fixed income securities, such as government, corporate, asset-backed and municipal bonds, convertible securities, including high yield or junk bonds, and loans, normally are valued on the basis of prices provided by independent pricing services. Prices provided by the pricing services may be determined without exclusive reliance on quoted prices, and may reflect appropriate factors such as institution-size trading in similar groups of securities, developments related to special securities, dividend rate, maturity and other market data. Pricing services generally value fixed income securities assuming orderly transactions of institutional round lot size, but a Fund may hold or transact in the same securities in smaller, odd lot sizes. Odd lots often trade at lower prices than institutional round lots. Prices received from pricing services are fair value prices. In addition, if the price provided by the pricing service and independent quoted prices are unreliable, the Adviser’s valuation committee will fair value the security using procedures approved by the Board.

Futures and Options. Futures contracts are valued at the final settlement price set by the exchange on which they are principally traded. Options are valued on the basis of market quotations, if available.

Swap Agreements. Swap Agreements are fair valued using an evaluated quote provided by an independent pricing service. Evaluated quotes provided by the pricing service are based on a model that may include end of day net present values, spreads, ratings, industry and company performance.

Open-end Funds. If a Fund invests in other open-end funds, other than open-end funds that are exchange traded, the investing Fund will calculate its net asset value using the net asset value of the underlying fund in which it invests, and the prospectuses for such open-end funds explain the circumstances under which they will use fair value pricing and the effects of using fair value pricing.

The Manager conducts the valuation of the Fund’s assets, pursuant to which NAV shall be determined, at all times consistent with US GAAP (“GAAP”) and the 1940 Act. The Board, with the assistance of the Audit Committee, determines the fair value of the Fund’s assets on at least a quarterly basis, in accordance with the terms of FASB Accounting Standards Codification Topic 820, Fair Value Measurement (“ASC 820”).

GAAP establishes a hierarchy that prioritizes the inputs to valuation methods, giving the highest priority to readily available unadjusted quoted prices in an active market for identical assets (Level 1) and the lowest priority to significant unobservable inputs (Level 3), generally when market prices are not readily available or are unreliable. Based on the valuation inputs, the securities or other investments are tiered into one of three levels. Changes in valuation methods may result in transfers in or out of an investment’s assigned level:

Level 1 — Prices are determined using quoted prices in an active market for identical assets.

Level 2 — Prices are determined using other significant observable inputs. Observable inputs are inputs that other market participants may use in pricing a security. These may include quoted prices for similar securities, interest rates, prepayment speeds, credit risk, yield curves, loss severities, default rates, discount rates, volatilities and others.

Level 3 — Prices are determined using significant unobservable inputs. In situations where quoted prices or observable inputs are unavailable (for example, when there is little or no market activity for an investment at the end of the period), unobservable inputs may be used. Unobservable inputs reflect the Fund’s own assumptions about the factors market participants would use in determining fair value of the securities or instruments and would be based on the best available information.

Fair Value Pricing.  Securities owned by the Fund are to be valued at current market value if market quotations are readily available. All other securities and assets of the Fund for which market quotations are not readily available are to be valued at fair value determined in good faith using procedures approved by the Board. An effect of fair value pricing may be to reduce the ability of frequent traders to take advantage of arbitrage opportunities resulting from potentially “stale” prices of portfolio holdings. However, it cannot eliminate the possibility of frequent trading.

Distribution Plan and Service Plan

The Fund has adopted a Distribution Plan with respect to each of its Class A Shares and Class C Shares and in so doing has agreed to comply with Rule 12b-1 under the 1940 Act as if the Fund were an open-end investment company. The Fund also has adopted a Service Plan with respect to each of its Class A Shares, Class C Shares and Class IC Shares. There is no Distribution Plan or Service Plan for Class Y Shares or Class IB Shares and no Distribution Plan for Class IC Shares. Under the Distribution Plan and the Service Plan, the Fund pays distribution fees in connection with the sale and distribution of Class A Shares and Class C Shares and service fees in connection with the provision of ongoing services to holders of Class A Shares, Class C Shares and Class IC Shares and the maintenance of such shareholders’ accounts. For information on the fees paid pursuant to the Distribution Plan and Service Plan for Class A and Class C Shares, see “Class A Shares” and “Class C Shares,” respectively. Class IC Shares are subject to a service fee of up to 0.25% of average daily net assets attributable to such class of Shares. The Fund’s Board of Trustees has authorized the Fund to make service fee payments not to exceed 0.15% of the Fund’s average daily net assets attributable to Class IC Shares for any fiscal year.

The amount of distribution fees and service fees varies among the classes offered by the Fund. Because these fees are paid out of the Fund’s assets on an ongoing basis, these fees will increase the cost of your investment in the Fund. By purchasing a class of Shares subject to higher distribution fees and service fees, you may pay more over time than on a class of Shares with other types of sales charge arrangements. Long-term shareholders may pay more than the economic equivalent of the maximum front-end sales charges permitted by the rules of the Financial Industry Regulatory Authority (“FINRA”). The net income attributable to a class of Shares will be reduced by the amount of the distribution fees and service fees and other expenses of the Fund associated with that class of Shares.

To assist investors in comparing classes of Shares, the tables under the Prospectus heading “Fees and Expenses of the Fund” provide a summary of sales charges and expenses and an example of the sales charges and expenses of the Fund applicable to each class of Shares offered herein.

How to Buy Shares

The Class A Shares, Class C Shares and Class Y Shares are offered on a continuous basis through Invesco Distributors as principal underwriter, which is located at 11 Greenway Plaza, Suite 1000, Houston, Texas 77046-1173. Invesco Distributors, Inc. is an indirect wholly owned subsidiary of Invesco Ltd. Shares may be purchased through members of FINRA who are acting as securities dealers (“dealers”) and FINRA members or eligible non-FINRA members who are acting as brokers or agents for investors (“brokers”). Dealers and brokers are sometimes referred to herein as authorized dealers.

Shares may be purchased on any business day by completing the account application form and forwarding it, directly or through an authorized dealer, administrator, custodian, trustee, record keeper or financial adviser, to the Fund’s shareholder service agent, Invesco Investment Services, Inc. (“Invesco Investment Services”). When purchasing shares of the Fund, investors must specify the correct class of shares by selecting the correct Fund number on the account application form. Sales personnel of authorized dealers distributing the Fund’s shares are entitled to receive compensation for selling such Shares and may receive differing compensation for selling different classes of shares.

The Adviser and/or Invesco Distributors may pay compensation (out of their own funds and not as an expense of the Fund) to certain affiliated or unaffiliated authorized dealers in connection with the sale or retention of Fund Shares and/or shareholder servicing. Such compensation may be significant in amount and the prospect of receiving, or the receipt of, such compensation may provide both affiliated and unaffiliated entities, and their representatives or employees, with an incentive to favor sales or retention of Shares of the Fund over other investment options. Any such payments will not change the net asset value or the price of the Fund’s Shares. For more information, please see “Sales Compensation” below and/or contact your authorized dealer.

The offering price for Shares is based upon the next determined net asset value per Share (plus sales charges, where applicable) after an order is received timely by Invesco Investment Services, either directly or from authorized dealers, administrators, financial advisers, custodians, trustees or record keepers. Purchases completed through an authorized dealer, administrator, custodian, trustee, record keeper or financial adviser may involve additional fees charged by such person. Orders received by Invesco Investment Services prior to the close of the Exchange, and orders received by authorized dealers, administrators, custodians, trustees, record keepers or financial advisers prior to the close of the Exchange that are properly transmitted to Invesco Investment Services by the time designated by Invesco Investment Services, are priced based on the date of receipt. Orders received by Invesco Investment Services after the close of the Exchange, and orders received by authorized dealers, administrators, custodians, trustees, record keepers or financial advisers after the close of the Exchange or orders received by such persons that are not transmitted to Invesco Investment Services until after the time designated by Invesco Investment Services, are priced based on the date of the next determined net asset value per Share provided they are received timely by Invesco Investment Services on such date. It is the responsibility of authorized dealers, administrators, custodians, trustees, record keepers or financial advisers to transmit orders received by them to Invesco Investment Services so they will be received in a timely manner.

The Fund and Invesco Distributors reserve the right to reject or limit any order to purchase Fund Shares through exchange or otherwise and to close any shareholder account when they believe it is in the best interests of the Fund. Certain patterns of past exchanges and/or purchase or sale transactions involving the Fund or other Participating Funds (as defined below) may result in the Fund rejecting or limiting, in the Fund’s or Invesco Distributors’ discretion, additional purchases and/or exchanges or in an account being closed. Determinations in this regard may be made based on the frequency or dollar amount of the previous exchanges or purchase or sale transactions. The Fund also reserves the right to suspend the sale of the Fund’s Shares to investors in response to conditions in the securities markets or for other reasons. As used herein, “Participating Funds” refers to Invesco investment companies advised by the Adviser and distributed by Invesco Distributors as determined from time to time by the Fund’s Board of Trustees.

Investor accounts with respect to Class A Shares, Class C Shares and Class Y Shares will automatically be credited with additional Shares of the Fund after any Fund distributions, unless the investor instructs the Fund otherwise. With respect to Class IC Shares and Class IB Shares, previous instructions regarding reinvestment of dividends and distributions will continue to apply until such shareholder changes his or her instruction. Investors wishing to receive cash instead of additional Shares should contact the Fund by visiting our website at www.invesco.com/us, by writing to the Fund, c/o Invesco Investment Services, Inc., P.O. Box 219078, Kansas City, Missouri 64121-9078 or by telephone at (800) 959-4246.

The minimum initial investment in the Fund is $1,000; $250 for tax-sheltered retirement plans (see “Shareholder Services — Retirement plans”). The minimum subsequent investment is $50.

To help the government fight the funding of terrorism and money laundering activities, the Fund has implemented an anti-money laundering compliance program and has designated an anti-money laundering compliance officer. As part of the program, federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. What this means to you: when you open an account, you will be asked to provide your name, address, date of birth, and other information that will allow us to identify you. The Fund and Invesco Distributors reserve the right to not open your account if this information is not provided. If the Fund or Invesco Distributors is unable to verify your identity, the Fund and Invesco Distributors reserve the right to restrict additional transactions and/or reject your attempted purchase of Shares or take any other action required by law.

Class A Shares

Class A Shares of the Fund are sold at the offering price, which is net asset value plus an initial maximum sales charge of up to 3.25% (or 3.36% of the net amount invested). Reductions on investments of $100,000 or more as well as other sales charge waivers and discounts are described below.

The availability of certain sales charge waivers and discounts will depend on whether you purchase your shares directly from the Fund or through a financial intermediary. Intermediaries may have different policies and procedures regarding the availability of front-end sales load waivers or contingent deferred (back-end) sales load (“CDSC”) waivers, exchanges or conversions between classes or exchanges between Funds; account investment minimums; and minimum account balances, which are discussed below. In all instances, it is the purchaser’s responsibility to notify the Fund or the purchaser’s financial intermediary at the time of purchase of any relationship or other facts qualifying the purchaser for sales charge waivers, discounts or other special arrangements. For waivers and discounts not available through a particular intermediary, shareholders will have to purchase Fund shares directly from the Fund or through another intermediary to receive these waivers or discounts.

Class A Shares

Sales Charge Schedule†

Size of Investment	As % of Offering Price	As % of Net Amount Invested
Less than $100,000	3.25%	3.36%
$100,000 but less than $250,000	2.75%	2.83%
$250,000 but less than $500,000	1.75%	1.78%
$500,000 but less than $1,000,000	1.50%	1.52%
$1,000,000 or more	††	††

†

The actual sales charge that may be paid by an investor may differ slightly from the sales charge shown above due to rounding that occurs in the calculation of the offering price and in the number of Shares purchased.

††

No sales charge is payable at the time of purchase on investments in Class A Shares of $1 million or more, although such Class A Shares purchased without a sales charge may be subject to an early withdrawal charge of 1.00% on certain repurchases by the Fund made within eighteen months of purchase. The early withdrawal charge is assessed on an amount equal to the lesser of the then current market value of the Shares or the historical cost of the Shares (which is the amount actually paid for the Shares at the time of original purchase) being repurchased by the Fund. Accordingly, no early withdrawal charge is imposed on increases in net asset value above the initial purchase price. Shareholders should retain any records necessary to substantiate the historical cost of their Shares, as the Fund and authorized dealers may not retain this information.

No sales charge is imposed on Class A Shares received from reinvestment of dividends and distributions.

Under the Distribution Plan and the Service Plan, the Fund may spend up to a total of 0.25% per year of the Fund’s average daily net assets with respect to Class A Shares of the Fund. The aggregate distribution fees and service fees paid for the Fund’s last fiscal year were 0.25% of the average daily net assets attributable to Class A Shares of the Fund.

Class A Shares

Quantity Discounts

Investors purchasing Class A Shares may, under certain circumstances described below, be entitled to pay reduced or no sales charges. A person eligible for a reduced sales charge includes an individual, his or her spouse or equivalent, children under 21 years of age and any corporation, partnership or sole proprietorship which is 100% owned, either alone or in combination, by any of the foregoing, a trustee or other fiduciary purchasing for a single trust or for a single fiduciary account, or a “company” as defined in Section 2(a)(8) of the 1940 Act.

Investors must notify the Fund or their authorized dealer at the time of the purchase order whenever a quantity discount is applicable to purchases and may be required to provide the Fund, or their authorized dealer, with certain information or records to verify eligibility for a quantity discount. Such information or records may include account statements or other records for shares of the Fund or other Participating Funds in all accounts (e.g., retirement accounts) of the investor and other eligible persons, as described above, which may include accounts held at the Fund or at other authorized dealers.

Upon such notification, an investor will pay the lowest applicable sales charge. Shareholders should retain any records necessary to substantiate the purchase price of the Shares, as the Fund and authorized dealers may not retain this information.

Quantity discounts may be modified or terminated at any time. For more information about quantity discounts, investors should contact the Fund, their authorized dealer or Invesco Distributors.

Volume discounts.  The size of investment shown in the Class A Shares sales charge table applies to the total dollar amount being invested by any person in Shares of the Fund, or in any combination of Shares of the Fund and shares of other Participating Funds, although other Participating Funds may have different sales charges.

Cumulative purchase discount.  The size of investment shown in the Class A Shares sales charge table may also be determined by combining the amount being invested in shares of the Participating Funds plus the current offering price of all shares of the Participating Funds currently owned.

Letter of Intent.  A Letter of Intent provides an opportunity for an investor to obtain a reduced sales charge by aggregating investments over a 13-month period to determine the sales charge as outlined in the Class A Shares sales charge table. The size of investment shown in the Class A Shares sales charge table includes purchases of shares of the Participating Funds in Class A Shares over a 13-month period based on the total amount of intended purchases, including any applicable credit for the current offering price of all shares of the Participating Funds previously purchased and still owned as of the date of the Letter of Intent. Each investment made during the period receives the reduced sales charge applicable to the total amount of the investment goal. The Letter of Intent does not preclude the Fund (or any other Participating Fund) from discontinuing the sale of its Shares. The initial purchase must be for an amount equal to at least 5% of the minimum total purchase amount of the level selected. The Fund initially will escrow Shares totaling 5% of the dollar amount of the Letter of Intent to be held by Invesco Investment Services in the name of the shareholder. In the event the Letter of Intent goal is not achieved within the specified period, the investor must pay the difference between the sales charge applicable to the purchases made and the reduced sales charge previously paid. Such payments may be made directly to Invesco Distributors or, if not paid, Invesco Distributors will liquidate sufficient escrowed Shares to obtain the difference.

Class A Shares

Purchase Programs

Purchasers of Class A Shares may be entitled to reduced or no initial sales charges in connection with certain unit investment trust reinvestment program repurchases and purchases by registered representatives of selling firms or purchases by persons affiliated with the Fund or Invesco Distributors as described below. The Fund reserves the right to modify or terminate these arrangements at any time.

Net asset value purchase options.  Class A Shares of the Fund may be purchased at net asset value without a sales charge, generally upon written assurance that the purchase is made for investment purposes and that the Shares will not be resold except through repurchases by the Fund, by:

(1)

Any current, former or retired trustee, director, officer or employee (or immediate family member of a current, former or retired trustee, director, officer or employee) of any Invesco Fund or of Invesco Ltd. or any of its subsidiaries. This includes any foundation, trust or employee benefit plan maintained by any of the persons listed above.

(2)

Directors, officers, employees and, when permitted, registered representatives, of financial institutions that have a selling group agreement with Invesco Distributors and their spouses or equivalent and children under 21 years of age when purchasing for any accounts they beneficially own, or, in the case of any such financial institution, when purchasing for retirement plans for such institution’s employees; provided that such purchases are otherwise permitted by such institutions.

(3)

Banks, broker-dealers and other financial institutions (including registered investment advisers and financial planners) that have entered into an agreement with Invesco Distributors or one of its affiliates, purchasing Shares on behalf of clients participating in a fund supermarket, wrap program, asset allocation program, or other program in which the clients pay an asset-based fee (which may be subject to a minimum flat fee) for: advisory or financial planning services, executing transactions in Participating Fund shares, or for otherwise participating in the program.

(4)

Trustees and other fiduciaries purchasing Shares for retirement plans which invest in multiple fund families through broker-dealer retirement plan alliance programs that have entered into agreements with Invesco Distributors and which are subject to certain minimum size and operational requirements. Trustees and other fiduciaries may call Invesco Distributors for further details with respect to such alliance programs.

(5)

Retirement plans funded by the rollovers of assets of Participating Funds from an employer-sponsored retirement plan and established exclusively for the benefit of an individual (specifically including, but not limited to, a Traditional IRA, Roth IRA, SIMPLE IRA, Solo 401(k), Money Purchase or Profit Sharing plan) if:

(i)

the account being funded by such rollover is to be maintained by the same trustee, custodian or administrator that maintained the plan from which the rollover funding such rollover originated, or an affiliate thereof; and

(ii)

the dealer of record with respect to the account being funded by such rollover is the same as the dealer of record with respect to the plan from which the rollover funding such rollover originated, or an affiliate thereof.

(6)

Trusts created under pension, profit sharing or other employee benefit plans (including qualified and non-qualified deferred compensation plans), provided that (a) the total plan assets are at least $1 million or (b) the plan has more than 100 eligible employees. A commission will be paid to authorized dealers who initiate and are responsible for such purchases within a rolling twelve-month period as follows: 1.00% on sales of $1 million to $2 million, plus 0.75% on the next $1 million, plus 0.50% on the next $2 million, plus 0.25% on the excess over $5 million.

(7)	Clients of authorized dealers purchasing Shares in fixed or flat fee (rather than transaction based fee) brokerage accounts.

(8)	Certain qualified state tuition plans qualifying pursuant to Section 529 of the Internal Revenue Code of 1986, as amended (the
“Code”), that are approved by Invesco Distributors.

(9)	Unit investment trusts sponsored by Invesco Distributors or its affiliates.

The term “families” includes a person’s spouse or equivalent, children and grandchildren under 21 years of age, parents and the parents of the person’s spouse or equivalent.

Purchase orders made pursuant to clause (3) may be placed either through authorized dealers as described above or directly with Invesco Investment Services by the investment adviser, financial planner, trust company or bank trust department, provided that Invesco Investment Services receives federal funds for the purchase by the close of business on the next business day following acceptance of the order. An authorized dealer may charge a transaction fee for placing an order to purchase Shares pursuant to this provision or for placing an order in a repurchase offer by the Fund with respect to such Shares. Authorized dealers will be paid a service fee as described above on purchases made under options (2) through (8) above. The Fund may terminate, or amend the terms of, offering Shares of the Fund at net asset value to such groups at any time.

Rights of Accumulation.  Investors may combine new purchases of Class A Shares with other Shares of the Fund currently owned for the purpose of qualifying for the lower initial sales charge rates that apply to larger purchases. The applicable initial sales charge for the new purchase is based on the total of an investor’s current purchase and the value of other Shares of the Fund owned by such investor based on the current public offering price of the Shares. The transfer agent may automatically link certain accounts registered in the same name with the same taxpayer identification number for the purpose of qualifying an investor for lower initial sales charge rates.

Eligible purchasers of Class A Shares may also be entitled to reduced or no initial sales charges through certain purchase programs offered by the Fund. For more information, see “Other Purchase Programs” herein.

Intermediary Sales Charge Waivers and Discounts.

The financial intermediary-specific waivers, discounts, policies regarding exchanges and conversions, account investment minimums, and minimum account balances that follow are only available to clients of those financial intermediaries specifically named below. Please contact your financial intermediary for questions regarding your eligibility and for more information with respect to your financial intermediary’s sales charge waivers, discounts, investment minimums, minimum account balances and other special arrangements. Financial intermediary-specific sales charge waivers, discounts, investment minimums, minimum account balances and other special arrangements are implemented and administered by each financial intermediary. It is the responsibility of your financial intermediary (and not the Fund) to ensure that you obtain proper financial intermediary-specific waivers, discounts, investment minimums, minimum account balances and other special arrangements. In all instances, it is the purchaser’s responsibility to notify the Fund or the purchaser’s financial intermediary at the time of purchase of any relationship or other facts qualifying the purchaser for sales charge waivers or discounts. Please contact your financial intermediary for more information regarding the sales charge waivers, discounts, investment minimums, minimum account balances and other special arrangements available to you and to ensure that you understand the steps you must take to qualify for such arrangements. The terms and availability of these waivers and special arrangements may be amended or terminated at any time.

Ameriprise Financial, Inc. (“Ameriprise Financial”). Shareholders purchasing Fund shares through an Ameriprise Financial platform or account will be eligible for the following front-end sales charge waivers and discounts with respect to Class A shares, which may differ from those disclosed elsewhere in this Fund’s prospectus or SAI.

•	Employer-sponsored retirement plans (e.g., 401(k) plans, 457 plans, employer-sponsored

403(b) plans, profit sharing and money purchase pension plans and defined benefit plans). For purposes of this provision, employer-sponsored retirement plans do not include SEP IRAs, Simple IRAs or SAR-SEPs.

•	Shares purchased through an Ameriprise Financial investment advisory program (if an Advisory or similar share class for such investment advisory program is not available).

•	Shares purchased by third party investment advisors on behalf of their advisory clients through Ameriprise Financial’s platform (if an Advisory or similar share class for such investment advisory program is not available).

•	Shares purchased through reinvestment of capital gains distributions and dividend reinvestment when purchasing shares of the same Fund (but not any other fund within the same fund family).

•	Shares exchanged from Class C shares of the same fund in the month of or following the 10-year anniversary of the purchase date. To the extent that this prospectus elsewhere provides for a waiver with respect to such shares following a shorter holding period, that waiver will apply to exchanges following such shorter period. To the extent that this prospectus elsewhere provides for a waiver with respect to exchanges of Class C shares for load waived shares, that waiver will also apply to such exchanges.

•	Employees and registered representatives of Ameriprise Financial or its affiliates and their immediate family members.

•

Shares purchased by or through qualified accounts (including IRAs, Coverdell Education Savings Accounts, 401(k)s, 403(b) TSCAs subject to ERISA and defined benefit plans) that are held by a covered family member, defined as an Ameriprise financial advisor and/or the advisor’s spouse, advisor’s lineal ascendant (mother, father, grandmother, grandfather, great grandmother, great grandfather), advisor’s lineal descendant (son, step-son, daughter, step-daughter, grandson, granddaughter, great grandson, great granddaughter) or any spouse of a covered family member who is a lineal descendant.

•	Shares purchased from the proceeds of redemptions within the same fund family, provided (1) the repurchase occurs within 90 days following the redemption, (2) the redemption and purchase occur in the same account, and (3) redeemed shares were subject to a front-end or deferred sales load (i.e. Rights of Reinstatement).

•	Automatic Exchange of Class C shares

•	Class C shares will automatically exchange to Class A shares in the month of the 10-year anniversary of the purchase date.

Morgan Stanley Wealth Management (“Morgan Stanley”).  Shareholders purchasing Fund shares through a Morgan Stanley Wealth Management transactional brokerage account will be eligible only for the following front-end sales charge waivers with respect to Class A shares, which may differ from and may be more limited than those disclosed elsewhere in this Fund’s Prospectus or SAI.

•	Front-end Sales Charge Waivers on Class A Shares available at Morgan Stanley Wealth Management

•	Employer-sponsored retirement plans (e.g., 401(k) plans, 457 plans, employer-sponsored 403(b) plans, profit sharing and money purchase pension plans and defined benefit plans). For purposes of this provision, employer sponsored retirement plans do not include SEP IRAs, Simple IRAs, SAR-SEPs or Keogh plans;

•	Morgan Stanley employee and employee-related accounts according to Morgan Stanley’s account linking rules;

•	Shares purchased through reinvestment of dividends and capital gains distributions when purchasing shares of the same fund;

•	Shares purchased through a Morgan Stanley self-directed brokerage account;

•	Class C (i.e., level-load) shares that are no longer subject to a contingent deferred sales charge and are converted to Class A shares of the same fund pursuant to Morgan Stanley Wealth Management’s share class conversion program; and

•	Shares purchased from the proceeds of redemptions within the same fund family, provided (i) the repurchase occurs within 90 days following the redemption, (ii) the redemption and purchase occur in the same account, and (iii) redeemed shares were subject to a front-end or deferred sales charge.

Raymond James Financial Services, Inc.  Shareholders purchasing Fund shares through a Raymond James Financial Services, Inc., Raymond James affiliates and each entity’s affiliates (Raymond James) platform or account, or through an introducing broker-dealer or independent registered investment adviser for which Raymond James provides trade execution, clearance, and/or custody services, will be eligible only for the following load waivers (front-end sales charge waivers and contingent deferred, or back-end, sales charge waivers) and discounts, which may differ from those disclosed elsewhere in this Fund’s prospectus or SAI.

•	Front-end sales load waivers on Class A shares available at Raymond James

•	Shares purchased in an investment advisory program.

•	Shares purchased within the same fund family through a systematic reinvestment of capital gains distributions and dividend distributions.

•	Employees and registered representatives of Raymond James or its affiliates and their family members as designated by Raymond James.

•

Shares purchased from the proceeds of redemptions within the same fund family, provided (1) the repurchase occurs within 90 days following the redemption, (2) the redemption and purchase occur in the same account, and (3) redeemed shares were subject to a front-end or deferred sales load (known as Rights of Reinstatement).

•	A shareholder in the Fund’s Class C shares will have their shares converted at net asset value to Class A shares (or the appropriate share class) of the Fund if the shares are no longer subject to a CDSC and the conversion is in line with the policies and procedures of Raymond James.

•	CDSC Waivers on Classes A and C shares available at Raymond James

•	Death or disability of the shareholder.

•	Shares sold as part of a systematic withdrawal plan as described in the fund’s prospectus.

•	Return of excess contributions from an IRA Account.

•	Shares sold as part of a required minimum distribution for IRA and retirement accounts due to the shareholder reaching the qualified age based on applicable IRS regulations as described in the fund’s prospectus.

•	Shares sold to pay Raymond James fees but only if the transaction is initiated by Raymond James.

•	Shares acquired through a right of reinstatement.

•	Front-end load discounts available at Raymond James: breakpoints, rights of accumulation, and/or letters of intent

•	Breakpoints as described in this prospectus.

•	Rights of accumulation which entitle shareholders to breakpoint discounts will be automatically calculated based on the aggregated holding of fund family assets held by accounts within the purchaser’s household at Raymond James. Eligible fund family assets not held at Raymond James may be included in the calculation of rights of accumulation only if the shareholder notifies his or her financial advisor about such assets.

•	Letters of intent which allow for breakpoint discounts based on anticipated purchases within a fund family, over a 13-month time period. Eligible fund family assets not held at Raymond James may be included in the calculation of letters of intent only if the shareholder notifies his or her financial advisor about such assets.

Merrill Lynch.  Shareholders purchasing Fund shares through a Merrill Lynch platform or account will be eligible only for the following load waivers (front-end sales charge waivers and contingent deferred, or back-end, sales charge waivers) and discounts, which may differ from those disclosed elsewhere in this Fund’s prospectus or SAI.

•	Front-end Sales Load Waivers on Class A Shares available at Merrill Lynch

•	Employer-sponsored retirement, deferred compensation and employee benefit plans (including health savings accounts) and trusts used to fund those plans, provided that the shares are not held in a commission-based brokerage account and shares are held for the benefit of the plan;

•	Shares purchased by a 529 Plan (does not include 529 Plan unit or 529-specific share classes or equivalents);

•	Shares purchased through a Merrill Lynch affiliated investment advisory program;

•	Shares exchanged due to the holdings moving from a Merrill Lynch affiliated investment advisory program to a Merrill Lynch brokerage (non-advisory) account pursuant to Merrill Lynch’s policies relating to sales load discounts and waivers;

•	Shares purchased by third party investment advisors on behalf of their advisory clients through Merrill Lynch’s platform;

•	Shares of funds purchased through the Merrill Edge Self-Directed platform (if applicable);

•	Shares purchased through reinvestment of capital gains distributions and dividend reinvestment when purchasing shares of the same fund (but not any other fund within the fund family);

•	Shares exchanged from Class C (i.e. level-load) shares of the same fund pursuant to Merrill Lynch’s policies relating to sales load discounts and waivers;

•	Employees and registered representatives of Merrill Lynch or its affiliates and their family members;

•	Directors or Trustees of the Fund, and employees of the Fund’s investment adviser or any of its affiliates, as described in this prospectus; and

•	Eligible shares purchased from the proceeds of redemptions within the same fund family, provided (1) the repurchase occurs within 90 days following the redemption, (2) the redemption and purchase occur in the same account, and (3) redeemed shares were subject to a front-end or deferred sales load (known as Rights of Reinstatement). Automated transactions (i.e. systematic purchases and withdrawals) and purchases made after shares are automatically sold to pay Merrill Lynch’s account maintenance fees are not eligible for reinstatement.

•	CDSC Waivers on A and C Shares available at Merrill Lynch

•	Death or disability of the shareholder;

•	Shares sold as part of a systematic withdrawal plan as described in the Fund’s prospectus;

•	Return of excess contributions from an IRA Account;

•	Shares sold as part of a required minimum distribution for IRA and retirement accounts pursuant to the Internal Revenue Code;

•	Shares sold to pay Merrill Lynch fees but only if the transaction is initiated by Merrill Lynch;

•	Shares acquired through a right of reinstatement;

•	Shares held in retirement brokerage accounts, that are converted to a lower cost share class due to transfer to a fee based account or platform (applicable to A and C shares only); and

•	Shares received through an exchange due to the holdings moving from a Merrill Lynch affiliated investment advisory program to a Merrill Lynch brokerage (non-advisory) account pursuant to Merrill Lynch’s policies relating to sales load discounts and waivers.

•	Front-end load Discounts Available at Merrill Lynch: Breakpoints, Rights of Accumulation & Letters of Intent

•	Breakpoints as described in this prospectus;

•	Rights of Accumulation (ROA) which entitle shareholders to breakpoint discounts as described in the Fund’s prospectus will be automatically calculated based on the aggregated holding of fund family assets held by accounts (including 529 program holdings, where applicable) within the purchaser’s household at Merrill Lynch. Eligible fund family assets not held at Merrill Lynch may be included in the ROA calculation only if the shareholder notifies his or her financial advisor about such assets; and

•	Letters of Intent (LOI) which allow for breakpoint discounts based on anticipated purchases within a fund family, through Merrill Lynch, over a 13-month period of time (if applicable).

D.A. Davidson & Co.  Effective January 2020, shareholders purchasing fund shares including existing fund shareholders through a D.A. Davidson &. Co. (“D.A. Davidson”) platform or account, or through an introducing broker-dealer or independent registered investment advisor for which D.A. Davidson provides trade execution, clearance, and/or custody services, will be eligible for the following sales charge waivers (front-end sales charge waivers and contingent deferred, or back-end, sales charge waivers) and discounts, which may differ from those disclosed elsewhere in this Fund’s prospectus or SAI.

•	Front-End Sales Charge Waivers on Class A Shares available at D.A. Davidson

•	Shares purchased within the same fund family through a systematic reinvestment of capital gains and dividend distributions.

•	Employees and registered representatives of D.A. Davidson or its affiliates and their family members as designated by D.A. Davidson.

•	Shares purchased from the proceeds of redemptions within the same fund family, provided (1) the repurchase occurs within 90 days following the redemption, (2) the redemption and purchase occur in the same account, and (3) redeemed shares were subject to a front-end or deferred sales charge (known as Rights of Reinstatement).

•	A shareholder in the Fund’s Class C shares will have their shares converted at net asset value to Class A shares (or the appropriate share class) of the Fund if the shares are no longer subject to a CDSC and the conversion is consistent with D.A. Davidson’s policies and procedures.

•	CDSC Waivers on Classes A and C shares available at D.A. Davidson

•	Death or disability of the shareholder.

•	Shares sold as part of a systematic withdrawal plan as described in the fund’s prospectus.

•	Return of excess contributions from an IRA Account.

•	Shares sold as part of a required minimum distribution for IRA or other qualifying retirement accounts as described in the fund’s prospectus beginning in the calendar year the shareholder turns age 72.

•	Shares acquired through a right of reinstatement.

•	Front-end sales charge discounts available at D.A. Davidson: breakpoints, rights of accumulation and/or letters of intent

•	Breakpoints as described in this prospectus.

•	Rights of accumulation which entitle shareholders to breakpoint discounts will be automatically calculated based on the aggregated holding of fund family assets held by accounts within the purchaser’s household at D.A. Davidson. Eligible fund family assets not held at Davidson may be included in the calculation of rights of accumulation only if the shareholder notifies his or her financial advisor about such assets.

•	Letters of intent which allow for breakpoint discounts based on anticipated purchases within a fund family, over a 13-month time period. Eligible fund family assets not held at D.A. Davidson may be included in the calculation of letters of intent only if the shareholder notifies his or her financial advisor about such assets.

Janney Montgomery Scott LLC.  Effective May 1, 2020, shareholders purchasing shares through a Janney Montgomery Scott LLC (“Janney”) brokerage account will be eligible for the following load waivers (front-end sales charge waivers and contingent deferred sales charge (“CDSC”), or back-end sales charge, waivers) and discounts, which may differ from those disclosed elsewhere in this fund’s Prospectus or SAI.

•	Front-end sales charge* waivers on Class A shares available at Janney

•	Shares purchased through reinvestment of capital gains distributions and dividend reinvestment when purchasing shares of the same fund (but not any other fund within the fund family).

•	Shares purchased by employees and registered representatives of Janney or its affiliates and their family members as designated by Janney.

•

Shares purchased from the proceeds of redemptions within the same fund family, provided (1) the repurchase occurs within ninety (90) days following the redemption, (2) the redemption and purchase occur in the same account, and (3) redeemed shares were subject to a front-end or deferred sales load (i.e., right of reinstatement).

•	Employer-sponsored retirement plans (e.g., 401(k) plans, 457 plans, employer-sponsored 403(b) plans, profit sharing and money purchase pension plans and defined benefit plans). For purposes of this provision, employer sponsored retirement plans do not include SEP IRAs, Simple IRAs, SAR-SEPs or Keogh plans.

•	Shares acquired through a right of reinstatement.

•	Class C shares that are no longer subject to a contingent deferred sales charge and are converted to Class A shares of the same fund pursuant to Janney’s policies and procedures.

•	CDSC waivers on Class A and C shares available at Janney

•	Shares sold upon the death or disability of the shareholder.

•	Shares sold as part of a systematic withdrawal plan as described in the fund’s Prospectus.

•	Shares purchased in connection with a return of excess contributions from an IRA account.

•	Shares sold as part of a required minimum distribution for IRA and other retirement accounts due to the shareholder reaching the qualified age based on applicable IRS regulations as described in the fund’s Prospectus.

•	Shares sold to pay Janney fees but only if the transaction is initiated by Janney.

•	Shares acquired through a right of reinstatement.

•	Shares exchanged into the same share class of a different fund.

•	Front-end sales charge* discounts available at Janney: breakpoints, rights of accumulation, and/or letters of intent

•	Breakpoints as described in the fund’s Prospectus.

•	Rights of accumulation (“ROA”), which entitle shareholders to breakpoint discounts, will be automatically calculated based on the aggregated holding of fund family assets held by accounts within the purchaser’s household at Janney. Eligible fund family assets not held at Janney may be included in the ROA calculation only if the shareholder notifies his or her financial advisor about such assets.

•	Letters of intent which allow for breakpoint discounts based on anticipated purchases within a fund family, over a 13-month time period. Eligible fund family assets not held at Janney Montgomery Scott may be included in the calculation of letters of intent only if the shareholder notifies his or her financial advisor about such assets.

Oppenheimer & Co.  Effective May 1, 2020, shareholders purchasing Fund shares through an Oppenheimer & Co. Inc. (“OPCO”) platform or account are eligible only for the following load waivers (front-end sales charge waivers and contingent deferred, or back-end, sales charge waivers) and discounts, which may differ from those disclosed elsewhere in this Fund’s prospectus or SAI.

•	Front-end Sales Load Waivers on Class A Shares available at OPCO

•	Employer-sponsored retirement, deferred compensation and employee benefit plans (including health savings accounts) and trusts used to fund those plans, provided that the shares are not held in a commission-based brokerage account and shares are held for the benefit of the plan.

•	Shares purchased by or through a 529 Plan.

•	Shares purchased through an OPCO affiliated investment advisory program.

•	Shares purchased through reinvestment of capital gains distributions and dividend reinvestment when purchasing shares of the same fund (but not any other fund within the fund family).

•	Shares purchased from the proceeds of redemptions within the same fund family, provided (1) the repurchase occurs within 90 days following the redemption, (2) the redemption and purchase occur in the same account, and (3) redeemed shares were subject to a front-end or deferred sales load (known as Rights of Reinstatement).

•	A shareholder in the Fund’s Class C shares will have their shares converted at net asset value to Class A shares (or the appropriate share class) of the Fund if the shares are no longer subject to a CDSC and the conversion is in line with the policies and procedures of OPCO.

•	Employees and registered representatives of OPCO or its affiliates and their family members.

•	Directors or Trustees of the Fund, and employees of the Fund’s investment adviser or any of its affiliates, as described in this prospectus.

•	CDSC Waivers on A and C Shares available at OPCO

•	Death or disability of the shareholder.

•	Shares sold as part of a systematic withdrawal plan as described in the Fund’s prospectus.

•	Return of excess contributions from an IRA Account.

•	Shares sold as part of a required minimum distribution for IRA and retirement accounts due to the shareholder reaching the qualified age based on applicable IRS regulations as described in the prospectus.

•	Shares sold to pay OPCO fees but only if the transaction is initiated by OPCO Shares acquired through a right of reinstatement.

•	Front-end load Discounts Available at OPCO: Breakpoints, Rights of Accumulation & Letters of Intent

•	Breakpoints as described in this prospectus.

•	Rights of Accumulation (ROA) which entitle shareholders to breakpoint discounts will be automatically calculated based on the aggregated holding of fund family assets held by accounts within the purchaser’s household at OPCO. Eligible fund family assets not held at OPCO may be included in the ROA calculation only if the shareholder notifies his or her financial advisor about such assets.

Robert W. Baird & Co. Incorporated.  Effective June 15, 2020, shareholders purchasing fund shares through a Robert W. Baird & Co. Incorporated (“Baird”) platform or account will only be eligible for the following sales charge waivers (front-end sales charge waivers and CDSC waivers) and discounts, which may differ from those disclosed elsewhere in this prospectus or the SAI.

•	Front-End Sales Charge Waivers on Class A-shares Available at Baird

•	Shares purchased through reinvestment of capital gains distributions and dividend reinvestment when purchasing shares of the same fund.

•	Shares purchased by employees and registered representatives of Baird or its affiliate and their family members as designated by Baird.

•	Shares purchased from the proceeds of redemptions within the same fund family, provided (1) the repurchase occurs within 90 days following the redemption, (2) the redemption and purchase occur in the same accounts, and (3) redeemed shares were subject to a front-end or deferred sales charge (known as rights of reinstatement).

•	A shareholder in the Fund’s Class C Shares will have their shares converted at net asset value to Class A shares of the fund if the shares are no longer subject to CDSC and the conversion is in line with the policies and procedures of Baird.

•

Employer-sponsored retirement plans or charitable accounts in a transactional brokerage account at Baird, including 401(k) plans, 457 plans, employer-sponsored 403(b) plans, profit sharing and money purchase pension plans and defined benefit plans. For purposes of this provision, employer-sponsored retirement plans do not include SEP IRAs, Simple IRAs or SAR-SEPs.

•	CDSC Waivers on Classes A and C shares Available at Baird

•	Shares sold due to death or disability of the shareholder.

•	Shares sold as part of a systematic withdrawal plan as described in the Fund’s Prospectus.

•	Return of excess contributions from an IRA Account.

•	Shares sold as part of a required minimum distribution for IRA and retirement accounts due to the shareholder reaching age 72 as described in the Fund’s prospectus.

•	Shares sold to pay Baird fees but only if the transaction is initiated by Baird.

•	Shares acquired through a right of reinstatement.

•	Front-End Sales Charge Discounts Available at Baird: Breakpoints, Rights of Accumulation and/or letters of intent

•	Breakpoints as described in this prospectus.

•	Rights of accumulation which entitle shareholders to breakpoint discounts will be automatically calculated based on the aggregated holding of fund family assets held by accounts within the purchaser’s household at Baird. Eligible fund family assets not held at Baird may be included in the rights of accumulation calculation only if the shareholder notifies his or her financial advisor about such assets.

•	Letters of Intent (LOI) allow for breakpoint discounts based on anticipated purchases of within a fund family through Baird, over a 13-month period of time.

Edward Jones. Effective on or after May 1, 2020, shareholders purchasing Fund shares through the Edward Jones commission and fee-based platforms will be eligible for the following load waivers (front-end sales charge waivers and contingent deferred, or back-end, sales charge waivers) and discounts, which may differ from those disclosed elsewhere in this Fund’s prospectus or SAI. In all instances, it is the shareholder’s responsibility to inform Edward Jones at the time of purchase of any relationship, holdings of Invesco Funds or other facts qualifying the purchaser for breakpoints or waivers. Edward Jones can ask for documentation of such circumstance.

•	Front-end sales load waivers on Class A shares available at Edward Jones

•	Associates of Edward Jones and its affiliates and their family members who are in the same pricing group (as determined by Edward Jones under its policies and procedures) as the associate. This waiver will continue for the remainder of the associate’s life if the associate retires from Edward Jones in good-standing.

•	Shares purchased in an Edward Jones fee-based program.

•	Shares purchased through reinvestment of capital gains distributions and dividend reinvestment.

•	Shares purchased from the proceeds of redeemed shares of the same fund family so long as the following conditions are met: 1) the proceeds are from the sale of shares within 60 days of the purchase, and 2) the sale and purchase are made in the same share class and the same account or the purchase is made in an individual retirement account with proceeds from liquidations in a non-retirement account.

•	Shares exchanged into class A shares from another share class so long as the exchange is into the same fund and was initiated at the discretion of Edward Jones. Edward Jones is responsible for any remaining CDSC due to the fund company, if applicable. Any future purchases are subject to the applicable sales charge as disclosed in the prospectus.

•	Exchanges from class C shares to class A shares of the same fund, generally, in the 84th month following the anniversary of the purchase date or earlier at the discretion of Edward Jones.

•	CDSC Waivers on Classes A and C shares available at Edward Jones

•	Death or disability of the shareholder.

•	Systematic withdrawals with up to 10% per year of the account value.

•	Return of excess contributions from an Individual Retirement Account (IRA).

•	Shares sold as part of a required minimum distribution for IRA and retirement accounts if the redemption is taken in or after the year the shareholder reaches the qualified age based on applicable IRS regulations.

•	Shares sold to pay Edward Jones fees or costs in such cases where the transaction is initiated by Edward Jones.

•	Shares exchanged in an Edward Jones fee-based program.

•	Shares acquired through NAV reinstatement.

•	Front-end load discounts available at Edward Jones: Breakpoints, Rights of Accumulation & Letters of Intent

•	Rights of Accumulation (ROA) which entitles the shareholder to the applicable sales charge on a purchase of Class A shares will be determined by taking into account all share classes (except any money market funds and retirement plan share classes) of Invesco Funds held by the shareholder or in an account grouped by Edward Jones with other accounts for the purpose of providing certain pricing considerations (“pricing groups”). This includes all share classes held on the Edward Jones platform and/or held on another platform. The inclusion of eligible fund family assets in the rights of accumulation calculation is dependent on the shareholder notifying his or her financial advisor of such assets at the time of calculation.

•	ROA is determined by calculating the higher of cost or market value (current shares x NAV).

•	Letters of Intent (LOI) allow shareholders to receive sales charge and breakpoint discounts for purchases shareholders intend to make over a 13-month period from the date Edward Jones receives the LOI. The LOI is determined by calculating the higher of cost or market value of qualifying holdings at LOI initiation in combination with the value that the shareholder intends to buy over a 13-month period to calculate the front-end sales charge and any breakpoint discounts. Each purchase the shareholder makes during that 13-month period will receive the sales charge and breakpoint discount that applies to the total amount. The inclusion of eligible fund family assets in the LOI calculation is dependent on the shareholder notifying his or her financial advisor of such assets at the time of calculation. Purchases made before the LOI is received by Edward Jones are not covered under the LOI and will not reduce the sales charge previously paid. Sales charges will be adjusted if LOI is not met.

Other Important Edward Jones Information

1.1 Minimum Purchase Amounts

•	$250 initial purchase minimum.

•	$50 subsequent purchase minimum.

1.2 Minimum Balances

•	Edward Jones has the right to redeem at its discretion fund holdings with a balance of $250 or less. The following are examples of accounts that are not included in this policy:

•	A fee-based account held on an Edward Jones platform.

•	A 529 account held on an Edward Jones platform.

•	An account with an active systematic investment plan or letter of intent (LOI).

1.3 Changing Share Classes

•	At any time it deems necessary, Edward Jones has the authority to exchange at NAV a shareholder’s holdings in a fund to Class A shares.

Class C Shares

Class C Shares of the Fund are sold at net asset value and are subject to an early withdrawal charge of 1.00% of the dollar amount subject to charge if repurchased by the Fund within one year of purchase.

The early withdrawal charge is assessed on an amount equal to the lesser of the then current market value of the Shares or the historical cost of the Shares (which is the amount actually paid for the Shares at the time of original purchase) being repurchased by the Fund. Accordingly, no early withdrawal charge is imposed on increases in net asset value above the initial purchase price. Shareholders should retain any records necessary to substantiate the historical cost of their Shares, as the Fund and authorized dealers may not retain this information. In addition, no early withdrawal charge is assessed on Shares derived from reinvestment of dividends or distributions. The Fund will not accept a purchase order for Class C Shares in the amount of $1 million or more.

In determining whether an early withdrawal charge applies to a repurchase of Shares, it is assumed that the Shares being repurchased first are any Shares in the shareholder’s Fund account that are not subject to an early withdrawal charge, followed by Shares held the longest in the shareholder’s account.

Under the Distribution Plan, the Fund may spend up to 0.75% per year of the Fund’s average daily net assets with respect to Class C Shares of the Fund. In addition, under the Service Plan, the Fund may spend up to 0.25% per year of the Fund’s average daily net assets with respect to Class C Shares of the Fund. Pursuant to the terms of the Plans, the Fund may spend less (and therefore shareholders may be charged less) than the combined annual distribution and service fees of 1.00% per year of the Fund’s average daily net assets with respect to Class C Shares of the Fund. See the section entitled “Financial Highlights” herein and the section entitled “Distribution and Service” in the Fund’s Statement of Additional Information. The aggregate distribution fees and service fees paid for the Fund’s last fiscal year were 1.00% of the average daily net assets attributable to Class C Shares of the Fund.

Eligible purchasers of Class C Shares may also be entitled to reduced or no early withdrawal charges through certain purchase programs offered by the Fund. For more information, see “Other Purchase Programs” herein.

Class Y Shares

Class Y Shares of the Fund are sold at net asset value. No sales charge is imposed on purchases of Class Y Shares. Class Y Shares are not subject to an early withdrawal charge. Class Y Shares do not pay distribution fees or service fees under the Distribution Plan or Service Plan, respectively.

Waiver of Early Withdrawal Charge

The early withdrawal charge is waived on repurchases by the Fund of Class A Shares and Class C Shares purchased subject to an early withdrawal charge pursuant to a repurchase offer (i) within one year following the death or disability (as disability is defined by federal income tax law) of a shareholder, (ii) for required minimum distributions from an individual retirement account (“IRA”) or certain other retirement plan distributions or (iii) if no commission or transaction fee is paid by Invesco Distributors to authorized dealers at the time of purchase of such Shares. With respect to Class C Shares, waiver category (iii) above is only applicable with respect to Shares sold through certain 401(k) plans. Subject to certain limitations, a shareholder who has tendered for repurchase Class C Shares of the Fund may reinvest in Class C Shares at net asset value with credit for any early withdrawal charge if the reinvestment is made within 180 days after the repurchase, provided that Shares of the Fund are available for sale at the time of reinvestment. For a more complete description of early withdrawal charge waivers, please refer to the Statement of Additional Information or contact your authorized dealer. The Class Y Shares, Class IB Shares and Class IC Shares have no early withdrawal charges (the early withdrawal schedules applicable to the former Class B Shares and former Class C Shares outstanding on February 18, 2005 have been terminated).

Other Purchase Programs

Exchange privilege.  Exchanges of shares are sales of shares of one Participating Fund and purchases of shares of another Participating Fund. Class A Shares, Class C Shares and Class Y Shares of the Fund may be exchanged for shares of the same class of any Participating Fund, and Class IB Shares and Class IC Shares of the Fund may be exchanged for Class A Shares of any Participating Fund (other than the Fund), based on the net asset value per share of each fund determined on the Fund’s next repurchase pricing date, after the Fund makes a repurchase pursuant to a repurchase offer, without any sales charge or early withdrawal charge, subject to minimum purchase requirements and certain limitations. For more information regarding the exchange privilege, see the section of this Prospectus entitled “Shareholder Services —Exchange privilege.”

Reinstatement privilege.  A holder of Class A Shares, Class Y Shares, Class IB Shares or Class IC Shares who has tendered for repurchase Shares of the Fund may reinstate any portion or all of the net proceeds of such repurchase (and may include that amount necessary to acquire a fractional Share to round off his or her purchase to the next full Share) in Class A Shares of any Participating Fund. A holder of Class C Shares who has tendered for repurchase Shares of the Fund may reinstate any portion or all of the net proceeds of such repurchase (and may include that amount necessary to acquire a fractional Share to round off his or her purchase to the next full Share) in Class C Shares of any Participating Fund with credit given for any early withdrawal charge paid on the amount of shares reinstated from such repurchase, provided that such shareholder has not previously exercised this reinstatement privilege with respect to Class C Shares of the Fund. Shares acquired in this manner will be deemed to have the original cost and purchase date of the repurchased Shares for purposes of applying the early withdrawal charge applicable to Class C Shares to subsequent repurchases. Reinstatements are made at the net asset value per Share (without a sales charge) next determined after the order is received, which must be made within 180 days after the date of the repurchase by the Fund of the Shares, provided that Shares of the Participating Fund into which shareholders desire to reinstate their net proceeds of a repurchase of Shares of the Fund are available for sale. Reinstatement at net asset value per Share is also offered to participants in eligible retirement plans for repayment of principal (and interest) on their borrowings on such plans, provided that Shares of the Participating Fund are available for sale. Shareholders must notify Invesco Distributors or their authorized dealer of their eligibility to participate in the reinstatement privilege and may be required to provide documentation to the Participating Fund. For information regarding Participating Funds, shareholders can call Invesco Investment Services at (800) 959-4246.

Dividend diversification.  A holder of Class A Shares, Class C Shares or Class Y Shares may elect, by completing the appropriate section of the account application form or by calling (800) 959-4246, to have all dividends and distributions paid on such class of Shares of the Fund invested into shares of the same class of any of the Participating Funds so long as the investor has a pre-existing account for such class of shares of the other fund. A holder of Class IB or Class IC Shares may elect (or may modify a prior election), by completing the appropriate section of the account application form or by calling (800) 959-4246, to have all dividends and distributions paid on such class of Shares of the Fund invested into Class A Shares of any of the Participating Funds (other than the Fund) so long as the investor has a pre-existing account for such class of shares of the other fund. A holder of Class IB or Class IC Shares who prior to February 18, 2005 elected to utilize dividend diversification with respect to former Class B Shares (now Class IB Shares) or former Class C Shares (now Class IC Shares) of the Fund will have all dividends and distributions paid on such class of Shares of the Fund invested into the class of shares of the Participating Fund previously designated by such shareholder, unless such shareholder changes his or her election (the method of which is described above).

Both accounts must be of the same type, either non-retirement or retirement. If the accounts are retirement accounts, they must both hold the same class of Shares and be of the same type of retirement plan (e.g., IRA, 403(b)(7), 401(k), Money Purchase and Profit Sharing plans) and for the benefit of the same individual. If a qualified, pre-existing account does not exist, the shareholder must establish a new account subject to any requirements of the Participating Fund into which distributions will be invested. Distributions are invested into the selected Participating Fund, provided that shares of such Participating Fund are available for sale, at its net asset value per share as of the payable date of the distribution from the Fund.

Rights of Accumulation.  Investors may combine new purchases of Class C Shares with other Shares of the Fund currently owned for the purpose of qualifying for the lower initial sales charge rates that apply to larger purchases. The applicable initial sales charge for the new purchase is based on the total of an investor’s current purchase and the value of other Shares of the Fund owned by such investor based on the current public offering price of the Shares. The transfer agent may automatically link certain accounts registered in the same name with the same taxpayer identification number for the purpose of qualifying an investor for lower initial sales charge rates.

Availability of information.  Clear and prominent information regarding sales charges of the Fund and the applicability and availability of discounts from sales charges is available free of charge through our website at www.invesco.com, which provides links to the Prospectus and Statement of Additional Information containing the relevant information.

Sales Compensation

Invesco Distributors acts as the principal underwriter of the Fund’s Shares pursuant to a written agreement (the “Distribution and Service Agreement”). Invesco Distributors has the exclusive right to distribute Shares of the Fund through authorized dealers on a continuous basis. Invesco Distributors’ obligation is an agency or “best efforts” arrangement under which Invesco Distributors is required to take and pay for only such Shares of the Fund as may be sold to the public. Invesco Distributors is not obligated to sell any stated number of Shares. Invesco Distributors bears the cost of printing (but not typesetting) prospectuses used in connection with this offering and certain other costs, including the cost of supplemental sales literature and advertising. The Distribution and Service Agreement is renewable from year to year if approved (a) (i) by the Fund’s Board of Trustees or (ii) by a vote of a majority of the Fund’s outstanding voting securities and (b) by a vote of a majority of trustees who are not parties to the Distribution and Service Agreement or interested persons of any party. The Distribution and Service Agreement provides that it will terminate if assigned and that it may be terminated without penalty by either party on 90 days’ written notice. Total underwriting commissions on the sale of Shares of the Fund for the last three fiscal years are shown in the chart below.

	Total Underwriting Commissions	Amounts Retained by the Fund’s Distributor

Fiscal year ended February 29, 2020	$12,842	$1,574

Fiscal year ended February 28, 2019	$34,498	$3,837

Fiscal year ended February 28, 2018	$38,346	$3,540

With respect to sales of Class A Shares of the Fund, the total concessions reallowed to authorized dealers at the time of purchase are as follows:

Size of Investment	Reallowed to Dealers as a Percentage of Offering Price
Less than $100,000	3.00%
$100,000 but less than $250,000	2.50%
$250,000 but less than $500,000	1.50%
$500,000 but less than $1,000,000	1.25%
$1,000,000 or more	†

†

A commission or transaction fee will be paid by Invesco Distributors at the time of purchase directly out of Invesco Distributors’ assets (and not out of the Fund’s assets) to authorized dealers who initiate and are responsible for purchases of $1 million or more computed as a percentage of the dollar value of such Shares sold as follows: 1.00% on sales of $1 million to $2 million, plus 0.75% on the next $1 million, plus 0.50% on the next $2 million, plus 0.25% on the excess over $5 million. On sales of less than $1 million, authorized dealers are eligible to receive the ongoing service fees with respect to such Shares immediately following the purchase. On sales greater than $1 million, authorized dealers become eligible to receive the ongoing service fees with respect to such Shares commencing in the second year following purchase; the proceeds from the distribution and service fees paid by the Fund during the first twelve months are paid to the Fund’s distributor and are used by the Fund’s distributor to defray its distribution and service-related expenses.

With respect to sales of Class C Shares of the Fund, a commission or transaction fee generally will be paid by Invesco Distributors at the time of purchase directly out of Invesco Distributors’ assets (and not out of the Fund’s assets) to authorized dealers who initiate and are responsible for such purchases computed based on a percentage of the dollar value of such Shares sold of 1.00% on Class C Shares. Proceeds from any early withdrawal charge and any distribution fees on Class C Shares of the Fund are paid to Invesco Distributors and are used by Invesco Distributors to defray its distribution-related expenses in connection with the sale of the Fund’s Shares, such as the payment to authorized dealers for selling such Shares. With respect to Class C Shares, the authorized dealers generally receive from Invesco Distributors ongoing distribution fees of up to 0.75% of the average daily net assets of the Fund’s Class C Shares annually commencing in the second year after purchase.

With respect to Class C Shares, the authorized dealers are eligible to receive the ongoing service fees with respect to such Shares immediately following the purchase.

With respect to Class Y Shares, Class IB Shares and Class IC Shares, there are no sales charges paid by investors. On February 18, 2005, the Fund redesignated its Class B Shares issued before February 18, 2005 as a new class of Shares designated Class IB Shares and redesignated its Class C Shares issued before February 18, 2005 as a new Class of Shares designated Class IC Shares. The Class IB Shares and Class IC Shares have no early withdrawal charges (the early withdrawal schedules applicable to the former Class B Shares and former Class C Shares outstanding on February 18, 2005 have been terminated). Class Y Shares and Class IB Shares are not subject to the Distribution Plan or Service Plan and the Class IC Shares are not subject to the Distribution Plan but are subject to the Service Plan. With respect to Class IB Shares and Class IC Shares that were converted from Class B Shares or Class C Shares, respectively, the former authorized dealer compensation arrangements applicable to such Shares before conversion will continue to apply to such Shares whereby Invesco Distributors pays, out of its funds, as follows:

Class IB Shares (former Class B Shares) Year After Date of Original Purchase	Class IB Shares (former Class B Shares) Annual Compensation as a Percentage of Value of Shares Outstanding
First	0.00%
Second	0.10%
Third	0.15%
Fourth	0.20%
Fifth	0.25%
Sixth and following	0.35%

Class IC Shares (former Class C Shares) Year After Date of Original Purchase	Class IC Shares (former Class C Shares) Annual Compensation as a Percentage of Value of Shares Outstanding
First	0.00%
Second and following	0.75%

In addition to reallowances or commissions described above, Invesco Distributors may from time to time implement programs under which an authorized dealer’s sales force may be eligible to win nominal awards for certain sales efforts or under which Invesco Distributors will reallow to any authorized dealer that sponsors sales contests or recognition programs conforming to criteria established by Invesco Distributors, or participates in sales programs sponsored by Invesco Distributors, an amount not exceeding the total applicable sales charges on the sales generated by the authorized dealer at the public offering price during such programs. Also, Invesco Distributors in its discretion may from time to time, pursuant to objective criteria established by Invesco Distributors, pay fees to, and sponsor business seminars for, qualifying authorized dealers for certain services or activities which are primarily intended to result in sales of shares of the Fund or other Invesco funds. Fees may include payment for travel expenses, including lodging, incurred in connection with trips taken by invited registered representatives for meetings or seminars of a business nature.

The Adviser and/or Invesco Distributors may pay compensation, out of their own funds and not as an expense of the Fund, to certain unaffiliated brokers, dealers or other financial intermediaries, including recordkeepers and administrators of various deferred compensation plans (“Intermediaries”) in connection with the sale, distribution, marketing and/or retention of the Fund’s Shares and/or shareholder servicing. For example, the Adviser or Invesco Distributors may pay additional compensation to Intermediaries for, among others things, promoting the sale and distribution of the Fund’s Shares, providing access to various programs, mutual fund platforms or preferred or recommended mutual fund lists offered by the Intermediary, granting Invesco Distributors access to the Intermediary’s financial advisors and consultants, providing assistance in the ongoing training and education of the Intermediary’s financial personnel, furnishing marketing support, maintaining share balances and/or for sub-accounting, recordkeeping, administrative, shareholder or transaction processing services. Such payments are in addition to any distribution fees, service fees and/or transfer agency fees that may be payable by the Fund. The additional payments may be based on various factors, including level of sales (based on gross or net sales or some specified minimum sales or some other similar criteria related to sales of the Fund and/or some or all other Invesco funds), amount of assets invested by the Intermediary’s customers (which could include current or aged assets of the Fund and/or some or all other Invesco funds), the Fund’s advisory fees, some other agreed upon amount, or other measures as determined from time to time by the Adviser and/or Invesco Distributors. The amount of these payments may be different for different Intermediaries.

These payments currently include the following amounts, which are paid in accordance with the applicable compensation structure: (1) on shares held in Intermediary accounts, other than those held through Intermediary 401(k) platforms: (a) an amount up to 0.25% of the value (at the time of sale) of gross sales of such Shares; and/or (b) an ongoing annual fee in an amount up to 0.15% of the total average monthly net asset value of such Shares; and (2) on shares held in accounts through certain Intermediary 401(k) platforms, an ongoing annual fee in an amount up to 0.20% of the total average monthly net asset value of such Shares.

The prospect of receiving, or the receipt of, such compensation, as described above, by Intermediaries may provide Intermediaries, and/or their financial advisors or other salespersons, with an incentive to favor sales of Shares of the Fund over other investment options with respect to which an Intermediary does not receive additional compensation (or receives lower levels of additional compensation). These payment arrangements, however, will not change the price that an investor pays for Shares of the Fund or the amount that the Fund receives to invest on behalf of an investor. Investors may wish to take such payment arrangements into account when considering and evaluating any recommendations relating to the Fund’s Shares and should review carefully any disclosure provided by an Intermediary as to its compensation.

Indemnification

The Fund has agreed to indemnify Invesco Distributors and hold Invesco Distributors harmless against, or contribute to losses arising out of, certain liabilities, including liabilities under the Securities Act of 1933, as amended, except for any liability to the Fund or its security holders to which Invesco Distributors would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties, or by its reckless disregard of its obligations and duties under its agreement with the Fund.

Repurchase of Shares

To provide you with a degree of liquidity, and the ability to receive net asset value on a disposition of your Shares, the Fund, as a matter of fundamental policy, which cannot be changed without shareholder approval, makes monthly offers to repurchase its Shares. In general, the Fund conducts monthly repurchase offers for not less than 5% and up to a maximum of 25% of its outstanding Shares at net asset value. The repurchase offer amount for any monthly period, plus the repurchase offer amounts for the two monthly periods immediately preceding such monthly period, will not exceed 25% of the Fund’s outstanding Shares. The Fund may repurchase additional Shares only to the extent the percentage of additional Shares so repurchased does not exceed 2% in any three-month period. The Fund may also make a discretionary repurchase offer once every two years but has no current intention to do so. An early withdrawal charge payable to Invesco Distributors will be imposed on most

Class C Shares accepted for repurchase by the Fund which have been held for less than five years or one year, respectively (and in certain circumstances on Class A Shares accepted for repurchase by the Fund which have been held for less than eighteen months), as described more fully under “Purchase of Shares.” There are no early withdrawal charges on Class Y Shares, Class IB Shares or Class IC Shares.

The Fund does not presently intend to deduct any repurchase fees, other than any applicable early withdrawal charge, from the repurchase amount. However, in the future, the Board of Trustees may determine to charge a repurchase fee payable to the Fund to compensate it for its reasonable expenses directly related to the repurchase. These fees could be used to compensate the Fund for, among other things, its costs incurred in disposing of portfolio securities or in borrowing in order to make payment for repurchased Shares. Any repurchase fees will never exceed 2% of the proceeds of the repurchase. The Board of Trustees may implement repurchase fees without a shareholder vote.

The repurchase request deadline for monthly repurchase offers will be the third Friday (or the preceding business day if such third Friday is not a business day) of each calendar month.

When a monthly repurchase offer commences, the Fund sends to shareholders a notification of the offer specifying, among other things:

•	The Fund is offering to repurchase Shares from shareholders at net asset value.

•	The percentage of Shares that the Fund is offering to repurchase and how the Fund will purchase Shares on a pro rata basis if the offer is oversubscribed.

•	The date on which a shareholder’s repurchase request is due (the “repurchase request deadline”). This will be the third Friday (or the preceding business day if such third Friday is not a business day) of each calendar month.

•	The date that will be used to determine the Fund’s net asset value applicable to the repurchase offer (the “repurchase pricing date”).

Under normal market circumstances, the Fund expects that the repurchase pricing date will be the repurchase request deadline and pricing will be determined after the close of business on that date. The notice will discuss the risk of fluctuation in net asset value that could occur between the repurchases request deadline and the repurchases pricing date.

•	The date by which the Fund will pay to shareholders the proceeds from their Shares accepted for repurchase (the “repurchase payment deadline”). This is generally expected to be the third business day after the repurchase pricing date, although payment for Shares may be as many as seven days after the repurchase request deadline; in any event, the Fund will pay such proceeds at least five business days before notification of the next repurchase offer.

•	The net asset value of the Shares of the Fund as of a date no more than seven days prior to the date of the notification and the means by which shareholders may ascertain the net asset value.

•	The procedures by which shareholders may tender their Shares and the right of shareholders to withdraw or modify their tenders prior to the repurchase request deadline.

•	The circumstances in which the Fund may suspend or postpone a repurchase offer.

•	Any fees applicable to the repurchase offer.

For monthly repurchase offers, the Fund will send this notification not less than seven days nor more than 14 days in advance of the repurchase request deadline. Class A Shares, Class C Shares and Class Y Shares of the Fund must be held through an authorized dealer. Certificated Shares are not available.

The repurchase request deadline is a deadline that will be strictly observed.  If your authorized dealer fails to submit your repurchase request in good order by the repurchase request deadline, you will be unable to liquidate your Shares until a subsequent repurchase offer, and you will have to resubmit your request in the next repurchase offer. You should be sure to advise your authorized dealer of your intentions in a timely manner. You may withdraw or change your repurchase request at any point before the repurchase request deadline.

The Fund’s fundamental policies with respect to repurchase offers.  The Fund has adopted the following fundamental policies in relation to its repurchase offers, which cannot be changed without the approval of the holders of a majority (defined as the lesser of (i) 67% or more of the voting securities present at a meeting of shareholders, if the holders of more than 50% of the outstanding voting securities are present or represented by proxy at such meeting, or (ii) more than 50% of the outstanding voting securities) of the Fund’s outstanding Shares.

•	The Fund has a policy of making periodic repurchase offers (“Repurchase Offers”) for the Fund’s common shares of beneficial interest, pursuant to Rule 23c-3(b) of the 1940 Act;

•	Repurchase Offers will be made at monthly intervals;

•	The repurchase request deadline will be the third Friday of each calendar month (or the preceding business day if such third Friday is not a business day) (the “Request Deadline”).

•	The repurchase pricing date for a Repurchase Offer shall occur no later than the fourteenth calendar day after such Repurchase Offer’s Request Deadline (or the next business day after such fourteenth calendar day if the fourteenth calendar day is not a business day).

Suspension or postponement of repurchase offer.  The Fund may suspend or postpone a repurchase offer in limited circumstances, as more fully described below, but only with the approval of a majority of the Fund’s Board of Trustees, including a majority of non-interested trustees (such trustees not being “interested persons” of the Fund as defined by the 1940 Act).

The Fund may suspend or postpone a repurchase offer only: (1) if making or effecting the repurchase offer would cause the Fund to lose its status as a regulated investment company under the Code; (2) for any period during which the Exchange or any market in which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (3) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (4) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

Oversubscribed repurchase offers.  There is no minimum number of Shares that must be tendered before the Fund honors repurchase requests. However, the Fund’s Board of Trustees for each repurchase offer sets a maximum percentage of Shares that may be purchased by the Fund. In the event a repurchase offer by the Fund is oversubscribed, the Fund may, but is not required to, repurchase additional Shares up to a maximum amount of 2% of the outstanding Shares of the Fund on the repurchase request deadline. If the Fund determines not to repurchase additional Shares beyond the repurchase offer amount, or if shareholders tender an amount of Shares greater than that which the Fund is entitled to purchase plus 2% of the outstanding Shares of the Fund on the repurchase request deadline, the Fund repurchases the Shares tendered on a pro rata basis. However, the Fund may determine to alter the pro rata allocation procedures in two situations:

(1)

the Fund may accept all Shares tendered by persons who own in the aggregate not more than a specified number of Shares (not to exceed 100 Shares) and who tender all of their Shares before prorating Shares tendered by others; or

(2)

the Fund may accept by lot Shares tendered by shareholders who tender all Shares held by them and who, when tendering, elect to have either all or none, or at least a minimum amount or none, accepted; however, the Fund first must accept all Shares tendered by shareholders who do not make this election.

If proration is necessary, the number of Shares each investor asked to have repurchased generally is reduced by the same percentage subject to the pro rata allocations described above. If any Shares that you wish to tender to the Fund are not repurchased because of proration, you will have to wait until the next repurchase offer and resubmit your repurchase request, and your repurchase request will not be given any priority over other investors’ requests. Thus, there is a risk that the Fund may not purchase all of the Shares you wish to have repurchased in a given repurchase offer or in any subsequent repurchase offer. In anticipation of the possibility of proration, some shareholders may tender more Shares than they wish to have repurchased in a particular repurchase offer, thereby increasing the likelihood of proration.

There is no assurance that you will be able to tender as many of your Shares as you desire to sell.

Determination of repurchase price.  The repurchase price payable in respect of a tendered Share will be equal to the Share’s net asset value as determined after the close of business on the repurchase pricing date. Under normal circumstances, the Fund expects that the repurchase pricing date will be the repurchase request deadline. The Fund’s net asset value per Share may change materially between the date a repurchase offer is mailed and the repurchase pricing date. The method by which the Fund calculates net asset value is discussed under the caption “Net Asset Value” in the Statement of Additional Information.

Payment.  The Fund generally will repurchase Shares by the third business day after the repurchase pricing date, although payment for shares may be as many as seven days after the repurchase request deadline; in any event, the Fund will pay such proceeds at least five business days before notification of the next repurchase offer.

Impact of repurchase policies on the liquidity of the Fund.  From the time the Fund distributes each repurchase offer notification until the repurchase pricing date, the Fund must maintain a percentage of liquid assets at least equal to the repurchase offer amount. For this purpose, liquid assets means assets that may be sold or disposed of in the ordinary course of business at approximately the price at which they are valued within a period equal to the period between a repurchase request deadline and the repurchase payment deadline or which mature by the repurchase payment deadline. In supervising the Fund’s operations and portfolio management by the Adviser, the Fund’s Board of Trustees has adopted written procedures that are reasonably designed to ensure that the Fund’s portfolio assets are sufficiently liquid so that the Fund can comply with its fundamental policy on repurchases and with the liquidity requirements noted above. The Board of Trustees will review the overall composition of the Fund’s portfolio and make and approve such changes to the procedures as the Board of Trustees deems necessary. If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board of Trustees will cause the Fund to take whatever action it deems appropriate to ensure compliance. The Fund is also permitted to seek financing to meet repurchase requests.

Consequences of repurchase offers.  The Fund believes that repurchase offers generally will be beneficial to the Fund’s shareholders, and generally will be funded from available cash or sales of portfolio securities. However, the acquisition of Shares by the Fund will decrease the assets of the Fund and, therefore, may have the effect of increasing the Fund’s expense ratio. In addition, if the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their Shares by increasing the Fund’s expenses and reducing any net investment income. The Fund intends to continually offer its Class A Shares, Class C Shares and Class Y Shares, which may alleviate potential adverse consequences of repurchase offers, but there is no assurance that the Fund will be able to sell additional Shares.

Repurchase of the Fund’s Shares through repurchase offers will reduce the number of outstanding Shares and, depending upon the Fund’s investment performance and its ability to sell additional Shares, its net assets.

In addition, the repurchase of Shares by the Fund will be a taxable event to shareholders. For a discussion of these tax consequences, see “Federal Income Taxation.”

Costs associated with the repurchase offer will be charged as an expense to the Fund. See the Statement of Additional Information for additional information concerning repurchase of Shares.

Early Withdrawal Charges.  As described under the Prospectus heading “Purchase of Shares,” repurchases of Class C Shares may be subject to an early withdrawal charge. In addition, certain repurchases of Class A Shares for shareholder accounts of $1 million or more may be subject to an early withdrawal charge. Class Y Shares, Class IB Shares and Class IC Shares have no early withdrawal charges.

Shares acquired in connection with the reorganization of the Invesco Prime Income Trust into the Invesco Senior Loan Fund on September 26, 2011 will remain subject to the same early withdrawal schedule. Shareholders will receive credit for the length of time that they held shares of the Invesco Prime Income Fund in the calculation of such early withdrawal charge. An early withdrawal charge is imposed on repurchases of Class IB shares of the Invesco Senior Loan Fund received in connection with the Reorganization at the following rates:

Year After Purchase - Early Withdrawal Charge

Year 1 - 3.00%

Year 2 - 2.50%

Year 3 - 2.00%

Year 4 - 1.00%

Year 5 and thereafter - None

Repurchases completed through an authorized dealer, custodian, trustee or record keeper of a retirement plan account may involve additional fees charged by such person.

The early withdrawal charge will be paid to Invesco Distributors. For the fiscal years ended February 28, 2017, February 28, 2018, February 28, 2019 and February 29, 2020, the Fund’s distributor received payments totaling $3,104, $28,051, $3,114 and $745, respectively, pursuant to the early withdrawal charge. In determining whether an early withdrawal charge is payable, it is assumed that the acceptance of a repurchase offer would be made from the earliest purchase of Shares.

Distributions from the Fund

Dividends.  Interest from investments is the Fund’s main source of net investment income. The Fund’s present policy, which may be changed at any time by the Fund’s Board of Trustees, is to declare daily and distribute monthly all, or substantially all, of its net investment income as dividends to shareholders. Dividends with respect to Class A Shares, Class C Shares and Class Y Shares are automatically applied to purchase additional Shares of the Fund at the next determined net asset value unless the shareholder instructs otherwise. With respect to Class IB Shares and Class IC Shares, previous instructions regarding reinvestment of dividends will continue to apply until such shareholder changes his or her instruction.

The per Share dividends may differ by class of shares as a result of the differing distribution fees, service fees and transfer agency costs applicable to such classes of Shares.

Capital gain distributions.  The Fund may realize capital gains or losses when it sells securities, depending on whether the sales prices for the securities are higher or lower than purchase prices. The Fund distributes any net capital gains to shareholders as capital gain distributions at least annually. As in the case of dividends, with respect to Class A Shares, Class C Shares and Class Y Shares, capital gain distributions are automatically reinvested in additional Shares of the Fund at the next determined net asset value unless the shareholder instructs otherwise. With respect to Class IB Shares and Class IC Shares, previous instructions regarding reinvestment of capital gain distributions will continue to apply until such shareholder changes his or her instruction.

Shareholder Services

Listed below are some of the shareholder services the Fund offers to investors. For a more complete description of the Fund’s shareholder services, such as the reinvestment plan, retirement plans and dividend diversification, please refer to the Statement of Additional Information or contact your authorized dealer.

Unless otherwise provided, the following are certain defined terms used throughout this prospectus:

•	Employer Sponsored Retirement and Benefit Plans include (i) employer sponsored pension or profit sharing plans that qualify under section 401(a) of the Code, including 401(k), money purchase pension, profit sharing and defined benefit plans; (ii) 403(b) and non-qualified deferred compensation arrangements that operate similar to plans described under (i) above, such as 457 plans and executive deferred compensation arrangements; (iii) health savings accounts maintained pursuant to Section 223 of the Code; and (iv) voluntary employees’ beneficiary arrangements maintained pursuant to Section 501(c)(9) of the Code.

•	Individual Retirement Accounts (“IRAs”) include Traditional and Roth IRAs.

•	Employer Sponsored IRAs include Simplified Employee Pension (“SEP”), Salary Reduction Simplified Employee Pension (“SAR-SEP”), and Savings Incentive Match Plan for Employees of Small Employers (“SIMPLE”) IRAs.

•	Retirement and Benefit Plans include Employer Sponsored Retirement and Benefit Plans, IRAs and Employer Sponsored IRAs.

Internet transactions.  In addition to performing transactions on your account through written instruction or by telephone, you may also perform certain transactions through the internet (restrictions apply to certain account and transaction types). Please refer to our website at www.invesco.com/us for further instructions regarding internet transactions. Invesco and its subsidiaries, including Invesco Investment Services, and the Fund employ procedures considered by them to be reasonable to confirm that instructions communicated through the internet are genuine. Such procedures include requiring use of a personal identification number prior to acting upon internet instructions and providing written confirmation of instructions communicated through the internet. If reasonable procedures are employed, none of Invesco, Invesco Investment Services or the Fund will be liable for following instructions received through the internet which it reasonably believes to be genuine. If an account has multiple owners, Invesco Investment Services may rely on the instructions of any one owner.

Reinvestment plan.  A convenient way for investors to accumulate additional Shares is by accepting dividends and distributions in Shares of the Fund. Such Shares are acquired at net asset value per Share (without a sales charge) on the applicable payable date of the dividend or distribution. Unless the shareholder instructs otherwise, with respect to Class A Shares, Class C Shares and Class Y Shares, the reinvestment plan is automatic. This instruction may be made by visiting our website at www.invesco.com/us, by writing to Invesco Investment Services or by telephone by calling (800) 959-4246. With respect to Class IB Shares and Class IC Shares, previous instructions regarding reinvestment of dividends and distributions will continue to apply until such shareholder changes his or her instruction. The investor may, on the account application form or prior to any declaration, instruct that dividends and/or distributions be paid in cash, be reinvested in the Fund at the next determined net asset value or be reinvested in another Participating Fund at the next determined net asset value. See “Shareholder Services — Reinvestment Plan” in the Fund’s Statement of Additional Information for additional information.

Automatic investment plan.  An automatic investment plan is available under which a shareholder can authorize Invesco Investment Services to debit the shareholder’s bank account on a regular basis to invest predetermined amounts in Class A Shares, Class C Shares and Class Y Shares of the Fund. The automatic investment plan is not available for new investments in Class IB Shares and Class IC Shares. Additional information is available from Invesco Distributors or your authorized dealer.

Exchange privilege.  Tendering shareholders may elect to receive, in lieu of cash, the proceeds from the tender and repurchase of Class A Shares, Class C Shares and Class Y Shares of the Fund in the same class of shares of any Participating Fund, subject to certain limitations. Tendering shareholders may elect to receive, in lieu of cash, the proceeds from the tender and repurchase of Class IB Shares and Class IC Shares of the Fund in Class A Shares of any Participating Fund (other than the Fund), subject to certain limitations. The exchange takes place without any sales charge or early withdrawal charge, at the net asset value per share of each fund determined on the Fund’s next repurchase pricing date, after the Fund makes a repurchase pursuant to a repurchase offer. The early withdrawal charge will be waived for Shares tendered in exchange for shares in the Participating Funds; however, such shares immediately become subject to a contingent deferred sales charge schedule equivalent to the early withdrawal charge schedule on Shares of the Fund. Thus, shares of such Participating Funds may be subject to a contingent deferred sales charge upon a subsequent redemption from the Participating Funds. The purchase of shares of such Participating Funds will be deemed to have occurred at the time of the initial purchase of the Shares of the Fund for calculating the applicable contingent deferred sales charge.

Shares of Participating Funds generally may be exchanged for Shares of the same class of the Fund

(except that some holders of Class I Shares of certain Participating Funds may be eligible to exchange Class I Shares of such Participating Fund for Class A Shares of the Fund) based on the next determined net asset value per share of each fund after requesting the exchange without any sales charge, subject to minimum purchase requirements and certain limitations. Shareholders of Participating Funds seeking to exchange their shares for Shares of the Fund are subject to the exchange policies of such Participating Fund, including an exchange fee, if any, assessed by such Participating Fund.

Shareholders seeking an exchange amongst Participating Funds should obtain and read the current prospectus for such fund prior to implementing an exchange. A prospectus of any of the Participating Funds may be obtained from an authorized dealer or Invesco Distributors or by visiting our website at www.invesco.com/us.

Investors should note exchanges out of the Fund can only occur in connection with a repurchase offer which occurs monthly. See “Repurchase of Shares.” Exchanges can occur into the Fund on any day the Fund is offering its Shares, which is generally every business day. Shares of the Fund may be exchanged for shares of any Participating Fund only if shares of that Participating Fund are available for sale. Exchanging shares of other Participating Funds for Shares of the Fund involves certain risks, including the risk that the Fund’s Shares are illiquid. See “Principal Risks of Investing in the Fund” generally and “Principal Risks of Investing in the Fund — No Trading Market for Shares.”

When shares that are subject to a contingent deferred sales charge or early withdrawal charge are exchanged among Participating Funds, the holding period for purposes of computing the contingent deferred sales charge or early withdrawal charge is based upon the date of the initial purchase of such shares from a Participating Fund. When such shares are redeemed or tendered for repurchase and not exchanged for shares of another Participating Fund, the shares are subject to the contingent deferred sales charge or early withdrawal charge schedule imposed by the Participating Fund from which such shares were originally purchased.

Exchanges of Shares are sales of shares of one Participating Fund and purchases of shares of another Participating Fund. The sale may result in a gain or loss for federal income tax purposes. If the shares sold have been held for less than 91 days, the sales charge paid on such shares will be carried over and included in the tax basis of the shares acquired.

A shareholder wishing to make an exchange into the Fund from another Participating Fund may do so by sending a written request to Invesco Investment Services, by calling (800) 959-4246, or by visiting our website at www.invesco.com/us. A shareholder automatically has these exchange privileges unless the shareholder indicates otherwise by checking the applicable box on the account application form. A shareholder wishing to make an exchange out of the Fund into another Participating Fund may do so by properly completing the repurchase offer materials at the time of the Fund’s next repurchase offer. In the case of telephone transactions, Invesco and its subsidiaries, including Invesco Investment Services, and the Fund employ procedures considered by them to be reasonable to confirm that instructions communicated by telephone are genuine. Such procedures include requiring certain personal identification information prior to acting upon telephone instructions, tape-recording telephone communications, and providing written confirmation of instructions communicated by telephone. If reasonable procedures are employed, none of Invesco, Invesco Investment Services or the Fund will be liable for following telephone instructions which it reasonably believes to be genuine. If the exchanging shareholder does not have an account in the fund whose shares are being acquired, a new account will be established with the same registration, dividend and distribution options (except dividend diversification) and authorized dealer of record as the account from which shares are exchanged, unless otherwise specified by the shareholder. In order to reinvest dividends from the new account into another fund

(if such service is available), an exchanging shareholder must submit a specific request.

The Fund and Invesco Distributors reserve the right to reject or limit any order to purchase Fund Shares through exchange or otherwise and to close any shareholder account when they believe it is in the best interests of the Fund. Certain patterns of past exchanges and/or purchase or sale transactions involving the Fund or other Participating Funds may result in the Fund rejecting or limiting, in the Fund’s or Invesco Distributors’ discretion, additional purchases and/or exchanges. Determinations in this regard may be made based on the frequency or dollar amount of the previous exchanges or purchase or sale transactions. The Fund may modify, restrict or terminate the exchange privilege at any time. Shareholders will receive 60 days’ notice of any termination or material amendment to this exchange privilege.

For purposes of determining the sales charge rate previously paid on Class A Shares, all sales charges paid on the exchanged shares and on any shares previously exchanged for such shares or for any of their predecessors shall be included. If the exchanged shares were acquired through reinvestment, those shares are deemed to have been sold with a sales charge rate equal to the rate previously paid on the shares on which the dividend or distribution was paid. If a shareholder exchanges less than all of such shareholder’s shares, the shares upon which the highest sales charge rate was previously paid are deemed exchanged first.

Exchange requests into the Fund from other Participating Funds received on a business day prior to the time shares of the funds involved in the request are priced will be processed on the date of receipt. Exchange requests out of the Fund into other Participating Funds are processed after the Fund makes a repurchase pursuant to a repurchase offer. “Processing” a request means that shares of the fund which the shareholder is tendering for repurchase or redeeming will be repurchased or redeemed at the net asset value per share determined on the Fund’s next repurchase pricing date in the following repurchase offer, in the case of exchanges out of the Fund, or on the date of receipt, in the case of exchanges out of other Participating Funds. Shares of the fund that the shareholder is purchasing will also normally be purchased at the net asset value per share, plus any applicable sales charge, next determined on the date of receipt. Exchange requests received on a business day after the time that shares of the funds involved in the request are priced will be processed on the next business day, in the case of exchanges into the Fund, or after the Fund makes a repurchase pursuant to a repurchase offer, in the case of exchanges out of the Fund, in the manner described herein.

As described under “Purchase of Shares — Class A Shares,” there is no sales charge payable on Class A Shares at the time of purchase on investments of $1 million or more, but an early withdrawal charge (“EWC-Class A”) may be imposed on certain repurchases made within eighteen months of purchase. For purposes of the EWC-Class A and the contingent deferred sales charge on certain redemptions of Class A Shares of other Participating Funds (“CDSC-Class A”), when shares of a Participating Fund are exchanged for shares of another Participating Fund, the purchase date for the shares acquired by exchange will be assumed to be the date on which shares were purchased in the fund from which the exchange was made. If the exchanged shares themselves are acquired through an exchange, the purchase date is assumed to carry over from the date of the original election to purchase shares subject to a CDSC-Class A or EWC-Class A rather than a front-end load sales charge. In determining whether a CDSC-Class A or EWC-Class A is payable, it is assumed that shares being redeemed or repurchased first are any shares in the shareholder’s account not subject to a CDSC-Class A or EWC-Class A, followed by shares held the longest in the shareholder’s account. The CDSC-Class A or EWC-Class A is assessed on an amount equal to the lesser of the then current market value or the cost of the shares being redeemed or repurchased. Accordingly, no CDSC-Class A or EWC-Class A is imposed on increases in net asset value above the initial purchase price. In addition, no CDSC-Class A or

EWC-Class A is assessed on shares derived from reinvestment of dividends or distributions.

Retirement plans.  Eligible investors may establish IRAs; SEPs; 401(k) plans; 403(b)(7) plans in the case of employees of public school systems and certain non-profit organizations; or other pension or profit sharing plans. Documents and forms containing detailed information regarding these plans are available from Invesco Distributors.

The illiquid nature of the Shares may affect the nature of distributions from tax-sheltered retirement plans and may affect the ability of participants in such plans to rollover assets to other tax-sheltered retirement plans.

Description of Shares

The Fund was organized as a Massachusetts business trust on July 14, 1989 and was redomesticated as a Delaware statutory trust on October 15, 2012, and is governed by a Declaration of Trust (as amended to the date hereof, the “Declaration of Trust”).

The Declaration of Trust permits the Fund to issue an unlimited number of full and fractional common shares of beneficial interest. The Declaration of Trust provides that the trustees of the Fund may authorize separate classes of Shares. Each Share represents an equal proportionate interest in the assets of the Fund with each other Share in the Fund.

The Declaration of Trust provides that no shareholder of the Fund shall be personally liable for the debts, liabilities, obligations and expenses incurred by, contracted for, or otherwise existing with respect to, the Fund or any class of Shares. Neither the Fund nor the Trustees, nor any officer, employee, or agent of the Fund shall have any power to bind personally any shareholder or to call upon any shareholder for the payment of any sum of money or assessment whatsoever other than such as the shareholder may at any time personally agree to pay by way of subscription for any Shares or otherwise. The shareholders shall be entitled, to the fullest extent permitted by applicable law, to the same limitation of personal liability as is extended under the Delaware General Corporation Law to stockholders of private corporations for profit.

The Fund currently continuously offers three classes of Shares, designated as Class A Shares, Class C Shares and Class Y Shares. The Fund also has Class IB Shares and Class IC Shares, which are not continuously offered. The only new Class IB Shares and Class IC Shares to be issued are those Class IB Shares and Class IC Shares issued to satisfy dividend and capital gain reinvestments. Other classes may be established from time to time in accordance with the provisions of the Declaration of Trust. Each class of Shares of the Fund generally is identical in all respects except that each class of Shares may be subject to its own sales charge or early withdrawal charge schedule and its own distribution and service expenses. Each class of Shares also has exclusive voting rights with respect to its distribution and service fees, if any.

The Declaration of Trust provides that the Board shall have full power and authority, in its sole discretion and without obtaining any prior authorization or vote of the shareholders, to fix or change such preferences, voting powers, rights, and privileges of any class of Shares of the Fund as the Board may from time to time determine; provided, however, that shareholders shall have the power to vote to approve any amendment to the shareholder indemnification provision that would have the effect of reducing the indemnification provided thereby.

Shareholders will be entitled to the payment of dividends and other distributions when, as and if declared by the Board of Trustees. The Declaration of Trust also authorizes the Fund to borrow money and in this connection issue notes or other evidence of indebtedness. The terms of any borrowings may limit the payment of dividends to shareholders.

The Fund does not intend to hold annual meetings of shareholders. At meetings, Shares of the Fund entitle their holders to one vote per Share; however, separate votes are taken by each class of

Shares on matters affecting an individual class of Shares.

In the event of liquidation of the Fund, the Fund will pay or make reasonable provision to pay all claims and obligations of the Fund, including all contingent, conditional or unmatured claims and obligations known to the Fund, and all claims and obligations which are known to the Fund, but for which the identity of the claimant is unknown, and claims and obligations that have not been made known to the Fund or that have not arisen but that, based on the facts known to the Fund, are likely to arise or to become known to the Fund within 10 years after the date of dissolution of the Fund. Any remaining assets held with respect to the Fund shall be distributed to the shareholders.

Pursuant to the Fund’s Bylaws, all Shares issued by the Fund shall be uncertificated, and no shareholder shall have the right to demand or require that a certificate be issued. The Shares are not, and are not expected to be, listed for trading on any national securities exchange nor, to the Fund’s knowledge, is there, or is there expected to be, any secondary trading market in the Shares. Shares of the Fund issued before June 13, 2003 were redesignated as Class B Shares. Class C Shares of the Fund were not issued prior to June 13, 2003. On February 18, 2005, the Fund redesignated its Class B Shares issued before February 18, 2005 as a new class of Shares designated Class IB Shares and redesignated its Class C Shares issued before February 18, 2005 as a new Class of Shares designated Class IC Shares. On February 18, 2005, the Fund commenced offering new Class A Shares, new Class B Shares and new Class C Shares (the new Class B Shares and new Class C Shares have different fees, expenses and other characteristics than the Class B Shares and Class C Shares issued prior to February 18, 2005, which Shares are now redesignated as Class IB Shares and Class IC Shares, respectively). Effective November 30, 2010, Class B Shares of the Fund are not continuously offered. On November 8, 2013, the Fund commenced offering Class Y Shares. On January 26, 2018, Class B shares of the Fund converted to Class A shares.

The following table sets forth, for the quarterly periods ending on the dates set forth below, the high and low net asset value per Share for each class of Shares during such period:

Quarterly Period Ending	Class A		Class C		Class Y		Class IB		Class IC
	High	Low	High	Low	High	Low	High	Low	High	Low

March 31, 2020	$6.54	$4.96	$6.56	$4.98	$6.54	$4.96	$6.55	$4.96	$6.54	$4.96

December 31, 2019	$6.51	$6.37	$6.53	$6.39	$6.51	$6.37	$6.52	$6.37	$6.51	$6.37

September 30, 2019	$6.57	$6.48	$6.59	$6.50	$6.57	$6.48	$6.57	$6.49	$6.57	$6.48

June 30, 2019	$6.68	$6.56	$6.69	$6.58	$6.67	$6.56	$6.68	$6.56	$6.68	$6.56

March 31, 2019	$6.61	$6.34	$6.63	$6.36	$6.61	$6.34	$6.62	$6.34	$6.61	$6.34

December 31, 2018	$6.83	$6.33	$6.84	$6.35	$6.83	$6.33	$6.83	$6.33	$6.83	$6.33

September 30, 2018	$6.82	$6.72	$6.84	$6.74	$6.82	$6.72	$6.83	$6.73	$6.82	$6.72

June 30, 2018	$6.74	$6.70	$6.75	$6.71	$6.74	$6.70	$6.74	$6.70	$6.74	$6.70

March 31, 2018	$6.75	$6.68	$6.77	$6.69	$6.75	$6.68	$6.76	$6.68	$6.76	$6.68

December 31, 2017	$6.69	$6.63	$6.70	$6.64	$6.69	$6.63	$6.69	$6.63	$6.69	$6.63

September 30, 2017	$6.68	$6.62	$6.69	$6.63	$6.68	$6.62	$6.68	$6.62	$6.68	$6.62

June 30, 2017	$6.67	$6.61	$6.69	$6.62	$6.67	$6.61	$6.67	$6.61	$6.67	$6.61

March 31, 2017	$6.70	$6.61	$6.71	$6.62	$6.70	$6.61	$6.70	$6.61	$6.70	$6.61

As of May 29, 2020, the net asset value per Class A Share was $5.76, the net asset value per Class C Share was $5.78, the net asset value per Class Y Share was $5.77, the net asset value per Class IB Share was $5.76 and the net asset value per Class IC Share was $5.76.

The following table sets forth certain information with respect to the Shares as of February 29, 2020:

(1) Title of Class	(2) Amount Authorized	(3) Amount Held by Fund for its Own Account	(4) Amount Outstanding Exclusive of Amount Shown Under (3)
Class A Shares	unlimited	0	11,767,794
Class C Shares	unlimited	0	9,191,581
Class Y Shares	unlimited	0	384,103
Class IB Shares	unlimited	0	58,735,388
Class IC Shares	unlimited	0	4,694,953

Anti-Takeover Provisions in the Declaration of Trust

The Fund’s Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of its Board of Trustees by discouraging a third party from seeking to obtain control of the Fund. In addition, in the event a secondary market were to develop in the Shares, such provisions could have the effect of depriving shareholders of an opportunity to sell their Shares at a premium over prevailing market prices.

A trustee may be removed from office at any time, with or without cause, by written instrument signed by at least two-thirds of the number of Trustees prior to such removal, specifying the date when such removal shall become effective.

The Trustees may cause the Fund, to the extent consistent with applicable law, to merge or consolidate with any other entity or to sell all or substantially all of the Fund’s assets upon such terms and conditions and for such consideration when and as authorized the Board of Trustees.

The Fund may be dissolved and any class of Shares may be terminated at any time by the Board of Trustees (without shareholder approval).

The Fund may be converted from a “closed-end company” to an “open-end company” upon approval by the Board of Trustees followed by the approval of shareholders as required by the 1940 Act.

The above described provisions in the Declaration of Trust regarding dissolution, conversion and mergers, consolidations and sales of assets cannot be amended without the approval by the Board of Trustees; and no vote or consent of any shareholder shall be required for any amendment to these provisions except as determined by the Board in its sole discretion or as required by federal law, including the 1940 Act.

Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

Federal Income Taxation

The Fund intends to qualify each year as a regulated investment company under Subchapter M of the Code. If the Fund so qualifies and distributes each year to its shareholders at least 90% of its investment company taxable income (generally including ordinary income and net short-term capital gain, but not net capital gain, which is the excess of net long-term capital gain over net short-term capital loss) and meets certain other requirements, it will not be required to pay federal income taxes on any income distributed to shareholders. The Fund will not be subject to federal income tax on any net capital gain distributed to shareholders. If the Fund distributes less than an amount equal to the sum of 98% of its ordinary income and 98.2% of its capital gain net income, plus any amounts that were not distributed in previous taxable years, then the Fund will be subject to a nondeductible 4% excise tax on the undistributed amounts.

If the Fund failed to qualify as a regulated investment company in any taxable year, it would be taxed as an ordinary corporation on its taxable income (even if such income were distributed to its shareholders) and all distributions out of earnings and profits would generally be taxed to certain noncorporate U.S. shareholders (including individuals) as “qualified dividend income” eligible for reduced maximum tax rates.

Distributions of the Fund’s investment company taxable income are taxable to shareholders as ordinary income to the extent of the Fund’s earnings and profits, whether paid in cash or reinvested in additional Shares. Distributions of the Fund’s net capital gain designated as capital gain dividends, if any, are taxable to shareholders as long-term capital gains regardless of the length of time Shares have been held by such shareholders, whether paid in cash or reinvested in additional Shares. The Fund expects that its distributions will consist primarily of ordinary income. Distributions in excess of the Fund’s earnings and profits will first reduce the adjusted tax basis of a shareholder’s Shares and, after such adjusted tax basis is reduced to zero, will constitute capital gain to such shareholder (assuming such Shares are held as a capital asset).

Although distributions generally are treated as taxable in the year they are paid, distributions declared in October, November or December, payable to shareholders of record on a specified date in such month and paid during January of the following year will be treated as having been distributed by the Fund and received by shareholders on the December 31st prior to the date of payment. The Fund will inform shareholders of the source and tax status of all distributions promptly after the close of each calendar year. Because the Fund intends to invest primarily in Senior Loans and other senior debt securities, Fund distributions generally will not qualify for the corporate dividends-received deduction.

Current law provides for reduced federal income tax rates on (i) long-term capital gains received by individuals and certain other non-corporate taxpayers and (ii) “qualified dividend income” received by individuals and certain other non- corporate taxpayers from certain domestic and foreign corporations. Fund shareholders, as well as the Fund itself, must also satisfy certain holding period and other requirements in order for such reduced rates for “qualified dividend income” to apply. Because the Fund intends to invest primarily in Senior Loans and other senior debt securities, ordinary income dividends paid by the Fund generally will not be eligible for the reduced rates applicable to “qualified dividend income.” To the extent that distributions from the Fund are designated as capital gain dividends, such distributions will be eligible for the reduced rates applicable to long-term capital gains.

The use of derivatives by the Fund may cause the Fund to realize higher amounts of ordinary income or short-term capital gain, distributions from which are taxable to individual shareholders at ordinary income tax rates rather than at the more favorable tax rates for long-term capital gain.

Foreign shareholders, including shareholders who are non-resident aliens, may be subject to U.S. withholding tax on certain distributions (whether received in cash or in shares) at a rate of 30% or such lower rate as prescribed by an applicable treaty.

Foreign shareholders must provide documentation to the Fund certifying their non-United States status. Prospective foreign investors should consult their advisers concerning the tax consequences to them of an investment in Shares of the Fund.

The sale or exchange of Shares in connection with a repurchase of Shares, as well as certain other transfers, will be a taxable transaction for federal income tax purposes. Except as discussed below, selling shareholders will generally recognize gain or loss in an amount equal to the difference between their adjusted tax basis in the Shares sold and the amount received. If the Shares are held as a capital asset, the gain or loss will be a capital gain or loss.

Any loss recognized upon a taxable disposition of Shares held for six months or less will be treated as a long-term capital loss to the extent of any capital gain dividends received with respect to such Shares. For purposes of determining whether Shares have been held for six months or less, the holding period is suspended for any periods during which the shareholder’s risk of loss is diminished as a result of holding one or more other positions in substantially similar or related property or through certain options or short sales.

Fund distributions and gains from sale or exchange of Fund Shares generally are subject to state and local income taxes.

Any long-term or short-term capital gains realized on sale or redemption of your Fund shares will be subject to federal income tax. For tax purposes an exchange of your shares for shares of another Fund is the same as a sale. An exchange occurs when the purchase of shares of the Fund is made using the proceeds from a redemption of shares of another Fund and is effectuated on the same day as the redemption. Your gain or loss is calculated by subtracting from the gross proceeds your cost basis. Gross proceeds and, for Shares acquired on or after January 1, 2012 and disposed of after that date, cost basis will be reported to shareholders and the Internal Revenue Service. Cost basis will be calculated using the Fund’s default method, unless the shareholder instructs the Fund to use a different calculation method. Shareholders should carefully review the cost basis information provided by the Fund and make any additional basis, holding period or other adjustments that are required when reporting these amounts on their federal income tax returns. If you hold your Fund shares through a broker (or other nominee), the shareholder should contact that broker (nominee) with respect to reporting of cost basis and available elections for their account. For more information about the cost basis methods offered by Invesco, please refer to the Tax Center located under the Accounts & Services menu of our website at www.invesco.com/us.

It is possible, although the Fund believes it is unlikely, that, in connection with a repurchase offer, distributions to tendering shareholders may be subject to tax as ordinary income (rather than as gain or loss).

Backup withholding rules require the Fund, in certain circumstances, to withhold federal income tax from dividends and certain other payments, including repurchase proceeds, paid to shareholders who do not furnish to the Fund their correct taxpayer identification number (in the case of individuals, their social security number) and make certain required certifications (including certifications as to foreign status, if applicable), or who are otherwise subject to backup withholding.

Under the Foreign Account Tax Compliance Act (FATCA), the Fund will be required to withhold a 30% tax on income dividends made by the Fund to certain foreign entities, referred to as foreign financial institutions or non-financial foreign entities, that fail to comply (or be deemed compliant) with extensive reporting and withholding requirements designed to inform the U.S. Department of the Treasury of U.S.-owned foreign investment accounts. After December 31, 2018, FATCA withholding also would have applied to certain capital gain distributions, return of capital distributions and the proceeds arising from the sale of Fund shares; however, based on proposed regulations issued by the IRS, which can be relied upon currently, such withholding is no longer required unless final regulations provide otherwise (which is not expected). The Fund may disclose the information that it receives from its shareholders to the Internal Revenue Service, non-U.S. taxing authorities or other parties as necessary to comply with FATCA or similar laws. Withholding also may be required if a foreign entity that is a shareholder of the Fund fails to provide the Fund with appropriate certifications or other documentation concerning its status under FATCA.

The federal income tax discussion set forth above is for general information only. Shareholders and prospective investors should consult their own advisers regarding the specific federal income tax consequences of purchasing, holding and disposing of Shares of the Fund, as well as the effects of state, local and foreign tax laws and any proposed tax law changes. For more information, see the “Taxation” section in the Fund’s Statement of Additional Information.

Custodian, Dividend Disbursing Agent and Transfer Agent

State Street Bank and Trust Company, 225 Franklin Street, Boston, Massachusetts 02110, is the custodian of the Fund and has custody of the securities and cash of the Fund. The custodian, among other things, attends to the collection of principal and income and payment for and collection of proceeds of securities bought and sold by the Fund. State Street Bank and Trust Company also will perform certain accounting services for the Fund pursuant to the fund accounting agreement between it and the Fund. Invesco Investment Services, Inc., P.O. Box 219078, Kansas City, Missouri 64121-9078 is the dividend disbursing agent and transfer agent of the Fund. The transfer agency fees are determined through negotiations with the Fund and are approved by the Fund’s Board of Trustees. The transfer agency fees are based on competitive benchmarks.

Independent Registered Public Accounting Firm

The financial statements for the period ended February 29, 2020, incorporated by reference into the Statement of Additional Information, have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report also incorporated by reference into the Statement of Additional Information, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Additional Information

The Prospectus and the Statement of Additional Information do not contain all of the information set forth in the registration statement that the Fund has filed with the SEC. The complete registration statement may be obtained from the SEC upon payment of the fee prescribed by its rules and regulations.

Statements contained in this Prospectus as to the contents of any contract or other documents referred to are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement of which this Prospectus forms a part, each such statement being qualified in all respects by such reference.

Table of Contents

for the Statement of

Additional Information

Page
GENERAL INFORMATION	B-1
INVESTMENT OBJECTIVE, INVESTMENT STRATEGIES AND RISKS	B-1
INVESTMENT RESTRICTIONS	B-1
TRUSTEES AND OFFICERS	B-3
CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES	B-23
INVESTMENT ADVISORY AND OTHER SERVICES	B-24
FUND MANAGEMENT	B-26
DISTRIBUTION AND SERVICE	B-28
PORTFOLIO TRANSACTIONS AND BROKERAGE ALLOCATION	B-34
SHAREHOLDER SERVICES	B-35
NET ASSET VALUE	B-36
EARLY WITHDRAWAL CHARGE — CLASS A	B-37
WAIVER OF EARLY WITHDRAWAL CHARGES	B-37
TAXATION	B-38
OTHER INFORMATION	B-42
FINANCIAL STATEMENTS	B-43
APPENDICES: APPENDIXA — RATINGS OF DEBT SECURITIES	A-1
APPENDIX B — PROXY VOTING POLICIES	B-1

Obtaining Additional Information

More information may be obtained free of charge upon request. The SAI, a current version of which is on file with the SEC, contains more details about the Fund and is incorporated by reference into this prospectus (is legally a part of this prospectus). Annual and semi-annual reports to shareholders contain additional information about the Fund’s investments. The Fund’s annual report also discusses the market conditions and investment strategies that significantly affected the Fund’s performance during its last fiscal year. The Fund also files its complete schedule of portfolio holdings with the SEC for the 1st and 3rd quarters of each fiscal year as an exhibit to its reports on Form N-PORT.

If you have questions about an Invesco Fund or your account, or you wish to obtain a free copy of the Fund’s current SAI, annual or semi-annual reports or Form N-PORT, please contact us.

By Mail:	Invesco Investment Services, Inc. P.O. Box 219078 Kansas City, MO 64121-9078
By Telephone:	(800) 959-4246
On the Internet:	You can send us a request by e-mail or download prospectuses, SAIs, annual or semi-annual reports via our website: www.invesco.com/us

Reports and other information about the Fund are available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov, and copies of this information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov.

Invesco Senior Loan Fund
SEC 1940 Act file number: 811-05845
invesco.com/us VK-SLO-PRO-1

Statement of Additional Information	June 29, 2020
Invesco Senior Loan Fund

This Statement of Additional Information (“SAI”) relates to the portfolio (the Fund) listed below. This SAI does not include all the information that a prospective investor should consider before purchasing Class A, Class C or Class Y Shares (collectively with the Fund’s Class IB Shares and Class IC Shares, which are not continuously offered, the “Shares”) of the Fund. This SAI is not a Prospectus, and it should be read in conjunction with the Prospectus for the Fund dated June  29, 2020. Portions of the Fund’s financial statements are incorporated into this SAI by reference to such Fund’s most recent Annual Report to shareholders. You may obtain, without charge, a copy of any Prospectus and/or Annual Report for the Fund from an authorized dealer or by writing to:

Invesco Distributors Inc.

11 Greenway Plaza

Suite 1000

Houston, Texas 77046-1173

or by calling (800) 959-4246

or on the Internet: www.invesco.com/us

Class:	A	C	Y	IB	IC
Invesco Senior Loan Fund	VSLAX	VSLCX	VSLYX	XPRTX	XSLCX

VK-SLO-SOAI-1

STATEMENT OF ADDITIONAL INFORMATION

APPENDICES:
APPENDIX A - RATINGS OF DEBT SECURITIES	A-1
APPENDIX B – PROXY VOTING POLICIES	B-1

GENERAL INFORMATION

The Fund is registered under the Investment Company Act of 1940 (the “1940 Act”) as a closed-end management investment company, and is “diversified” for purposes of the 1940 Act. It was organized as a Massachusetts business trust on July 14, 1989, and was redomesticated as a Delaware Statutory Trust on October 15, 2012. Prior to December 2012, the Fund’s name was Invesco Van Kampen Senior Loan Fund. Prior to June 2010, the Fund’s name was Van Kampen Senior Loan Fund. On January 26, 2018, Class B shares of the Fund converted to Class A shares; Class B shares are no longer offered by the Fund.

INVESTMENT OBJECTIVE, INVESTMENT STRATEGIES AND RISKS

The Fund’s investment objective is to provide a high level of current income, consistent with preservation of capital. The Fund invests primarily in adjustable rate senior loans (“Senior Loans”). Although the Fund’s net asset value will vary, the Fund’s policy of acquiring interests in floating or variable rate Senior Loans should minimize the fluctuations in the Fund’s net asset value as a result of changes in interest rates. The Fund’s net asset value may be affected by changes in borrower credit quality and other factors with respect to Senior Loan interests in which the Fund invests. An investment in the Fund may not be appropriate for all investors and is not intended to be a complete investment program. No assurance can be given that the Fund will achieve its investment objective. For further discussion of the characteristics of Senior Loan interests and associated special risk considerations, see “Investment Objective” and “Principal Investment Strategies of the Fund” and “Principal Risks of Investing in the Fund” in the Prospectus.

Temporary Defensive Strategies

The Fund may invest up to 100% of its assets in investments that may be inconsistent with its principal investment strategies for temporary defensive purposes in anticipation of or in response to adverse market, economic, political or other conditions. As a result, the Fund may not achieve its investment objective.

INVESTMENT RESTRICTIONS

The Fund’s investment objective and the following investment restrictions are fundamental and cannot be changed without the approval of the holders of a majority (defined as the lesser of (i) 67% or more of the voting securities present at a meeting of shareholders, if the holders of more than 50% of the outstanding voting securities are present or represented by proxy at such meeting, or (ii) more than 50% of the outstanding voting securities) of the Fund’s outstanding Shares. All other investment policies or practices are considered by the Fund not to be fundamental and accordingly may be changed without shareholder approval. The percentage limitations contained in the restrictions and policies set forth herein apply at the time of purchase of securities. With respect to the limitations on the issuance of senior securities, the percentage limitations apply at the time of purchase and on an ongoing basis. In accordance with the foregoing, the Fund may not:

1.

Purchase any securities (other than obligations issued or guaranteed by the United States Government or by its agencies or instrumentalities), if as a result more than 5% of the Fund’s total assets would then be invested in securities of a single issuer or if as a result the Fund would hold more than 10% of the outstanding voting securities of any single issuer; provided that, with respect to 50% of the Fund’s assets, the Fund may invest up to 25% of its assets in the securities of any one issuer. For purposes of this restriction, the term issuer includes both the Borrower under a Loan Agreement and the Lender selling a Participation to the Fund together with any other persons interpositioned between such Lender and the Fund with respect to a Participation.

2.

Purchase any security if, as a result of such purchase, more than 25% of the Fund’s total assets (taken at current value) would be invested in the securities of Borrowers and other issuers having their principal business activities in the same industry (the electric, gas, water and telephone utility industries, commercial banks, thrift institutions and finance companies being treated as separate industries for purposes of this restriction); provided, that this limitation shall not apply with respect to obligations issued or guaranteed by the U.S. Government or by its agencies or instrumentalities.

3.

Issue senior securities nor borrow money, except that the Fund may issue senior securities or borrow money to the extent permitted by (i) the 1940 Act, (ii) the rules or regulations promulgated by the Commission under the 1940 Act, or (iii) an exemption or other relief applicable to the Fund from the provisions of the 1940 Act.

4.

Make loans of money or property to any person, except for obtaining interests in Senior Loans in accordance with its investment objective, through loans of portfolio securities or the acquisition of securities subject to repurchase agreements.

5.

Buy any security “on margin.” Neither the deposit of initial or variation margin in connection with hedging transactions nor short-term credits as may be necessary for the clearance of such transactions is considered the purchase of a security on margin.

6.

Sell any security “short,” write, purchase or sell puts, calls or combinations thereof, or purchase or sell financial futures or options, except to the extent that the hedging transactions in which the Fund may engage would be deemed to be any of the foregoing transactions.

7.

Act as an underwriter of securities, except to the extent the Fund may be deemed to be an underwriter in connection with the sale of or granting of interests in Senior Loans or other securities acquired by the Fund.

8.

Make investments for the purpose of exercising control or participation in management, except to the extent that exercise by the Fund of its rights under Loan Agreements would be deemed to constitute such control or participation.

9.

Buy or sell oil, gas or other mineral leases, rights or royalty contracts except pursuant to the exercise by the Fund of its rights under Loan Agreements. In addition, the Fund may purchase securities of issuers which deal in, represent interests in or are secured by interests in such leases, rights or contracts.

10.

Purchase or sell real estate, commodities or commodities contracts except pursuant to the exercise by the Fund of its rights under Loan Agreements, except to the extent the interests in Senior Loans the Fund may invest in are considered to be interests in real estate, commodities or commodities contracts and except to the extent that hedging instruments the Fund may invest in are considered to be commodities or commodities contracts.

11.

Notwithstanding the investment policies and restrictions of the Fund, upon approval of the Board of Trustees, the Fund may invest all or part of its investable assets in a management investment company with substantially the same investment objective, policies and restrictions as the Fund.

The latter part of one of the Fund’s fundamental investment restrictions (i.e., the reference to “to the extent permitted by (i) the 1940 Act, (ii) the rules and regulations promulgated by the Commission under the 1940 Act, or (iii) an exemption or other relief applicable to the Fund from the provisions of the 1940 Act”) provides the Fund with flexibility to change its limitations in connection with changes in applicable law, rules, regulations or exemptive relief. The language used in the restriction provides the necessary flexibility to allow the Fund’s Board to respond efficiently to these kinds of developments without the delay and expense of a shareholder meeting.

Business Continuity and Operational Risk

The Adviser, the Fund and the Fund’s service providers may experience disruptions or operating errors, such as processing errors or human errors, inadequate or failed internal or external processes, systems or technology failures, or other disruptive events, that could negatively impact and cause disruptions in normal business operations of the Adviser, the Fund or the Fund’s service providers. The Adviser has developed a Business Continuity Program (the “Program”) designed to minimize the disruption of normal business operations in the event of an adverse incident affecting the Fund, the Adviser and/or its affiliates. The Program is also designed to enable the Adviser to reestablish normal business operations in a timely manner during such an adverse incident; however, there are inherent limitations in such programs (including the possibility that contingencies have not been anticipated and procedures do not work as intended) and, under some circumstances (e.g. natural disasters, terrorism, public health crises, power or utility shortages and failures, system failures or malfunctions), the Adviser, its affiliates, and any service providers or vendors used by the Adviser, its affiliates, or the Fund could be prevented or hindered from providing services to the Fund for extended periods of time. These circumstances could cause disruptions and negatively impact the Fund’s service providers and the Fund’s business operations, potentially including an inability to process Fund shareholder transactions, an inability to calculate the Fund’s net asset value and price the Fund’s investments, and impediments to trading portfolio securities.

Cybersecurity Risk

The Fund, like all companies, may be susceptible to operational and information security risks. Cybersecurity failures or breaches of the Fund or its service providers or the issuers of securities in which the Fund invests, have the ability to cause disruptions and impact business operations, potentially resulting in financial losses, the inability of Fund shareholders to transact business, violations of applicable privacy and other laws, regulatory fines, penalties, reputational damage, reimbursement or other compensation costs, and/or additional compliance costs. The Fund and its shareholders could be negatively impacted as a result.

Natural Disaster/Epidemic Risk

Natural or environmental disasters, such as earthquakes, fires, floods, hurricanes, tsunamis and other severe weather-related phenomena generally, and widespread disease, including pandemics and epidemics, have been and can be highly disruptive to economies and markets, adversely impacting individual companies, sectors, industries, markets, currencies, interest and inflation rates, credit ratings, investor sentiment, and other factors affecting the value of the Funds’ investments. Given the increasing interdependence among global economies and markets, conditions in one country, market, or region are increasingly likely to adversely affect markets, issuers, and/or foreign exchange rates in other countries, including the U.S. These disruptions could prevent the Funds from executing advantageous investment decisions in a timely manner and negatively impact the Funds’ ability to achieve their investment objectives. Any such event(s) could have a significant adverse impact on the value and risk profile of the Funds.

Non-Fundamental Policies

For purposes of investment restriction number 2, the Fund has adopted supplementally a more restrictive non-fundamental investment policy that in effect changes the phrase “more than 25%” to “25% or more.” For purposes of investment restriction number 2 and the supplement just described, the Fund will consider all relevant factors in determining whether to treat the Lender selling a Participation and any persons interpositioned between such Lender and the Fund as an issuer, including: the terms of the Loan Agreement and other relevant agreements (including inter-creditor agreements and any agreements between such person and the Fund’s custodian); the credit quality of such Lender or interpositioned person; general economic conditions applicable to such Lender or interpositioned person; and other factors relating to the degree of credit risk, if any, of such Lender or interpositioned person incurred by the Fund. With respect to the fundamental investment restriction number 4 regarding the loan of portfolio securities, although the Fund is permitted under such restriction to make loans of its portfolio securities, the Fund does not currently have an intention to do so. The Fund intends to reserve against such contingent obligations by segregating cash, liquid securities and liquid Senior Loans as a reserve.

The Fund has adopted additional fundamental policies in relation to its repurchase offers, which similarly cannot be changed without the approval of the holders of a majority of the Fund’s outstanding Shares. A description of these policies is provided in the Fund’s Prospectus under the heading “Repurchase of Shares.”

The Fund generally will not engage in the trading of securities for the purpose of realizing short-term profits, but it will adjust its portfolio as it deems advisable in view of prevailing or anticipated market conditions to accomplish the Fund’s investment objective. For example, the Fund may sell portfolio securities in anticipation of a movement in interest rates. Frequency of portfolio turnover will not be a limiting factor if the Fund considers it advantageous to purchase or sell securities. The Fund anticipates that the annual portfolio turnover rate of the Fund will not be in excess of 100%. A high rate of portfolio turnover involves correspondingly greater expenses than a lower rate, which expenses must be borne by the Fund and its shareholders.

Fund Structure. The Fund’s fundamental investment policies and restrictions give the Fund the flexibility to pursue its investment objective through a fund structure commonly known as a “master-feeder” structure. If the Fund converts to a master-feeder structure, the existing shareholders of the Fund would continue to hold their Shares of the Fund and the Fund would become a feeder-fund of the master-fund. The value of a shareholder’s Shares would be the same immediately after any conversion as the value immediately before such conversion. Use of this master-feeder structure potentially would result in increased assets invested among the collective investment vehicle of which the Fund would be a part, thus allowing operating expenses to be spread over a larger asset base, potentially achieving economies of scale. Any such conversion to a master-feeder structure would be effected by the Board of Trustees without a shareholder vote. In such case, the Fund would inform shareholders of this conversion by supplementing the Fund’s Prospectus. The Fund’s Board of Trustees presently does not intend to effect any conversion of the Fund to a master-feeder structure.

TRUSTEES AND OFFICERS

As of May 31, 2020

The business and affairs of the Fund are managed under the direction of the Fund’s Board of Trustees (the “Board”) and the Fund’s officers appointed by the Board. The tables below list the trustees and executive officers of the Fund and their principal occupations, other directorships held by trustees and their affiliations, if any, with Invesco Advisers, Inc. (“Invesco” or the “Adviser”), the Fund’s investment adviser, or its affiliates. The “Fund Complex” includes each of the investment companies (“Invesco Funds”) advised by the Adviser as of the date of this SAI. The trustees serve for the life of the Fund, subject to their earlier death, incapacitation, resignation, retirement or removal as more specifically provided in the Fund’s organizational documents. Each officer serves for a one year term or until their successors are elected and qualified.

Name, Year of Birth and Position(s) Held with the Fund	Trustee and/or Officer Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen by Trustee	Other Trusteeship(s)/ Directorship Held by Trustee/Director During Past 5 Years
Interested Trustee:
Martin L. Flanagan[1] – 1960 Trustee and Vice Chair	2014

Executive Director, Chief Executive Officer and President, Invesco Ltd. (ultimate parent of Invesco and a global investment management firm); Trustee and Vice Chair, The Invesco Funds; Vice Chair, Investment Company Institute; and Member of Executive Board, SMU Cox School of Business

Formerly: Advisor to the Board, Invesco Advisers, Inc. (formerly known as Invesco Institutional (N.A.), Inc.); Chairman and Chief Executive Officer, Invesco Advisers, Inc. (registered investment adviser); Director, Chairman, Chief Executive Officer and President, Invesco Holding Company (US), Inc. (formerly IVZ Inc.) (holding company), Invesco Group Services, Inc. (service provider) and Invesco North American Holdings, Inc. (holding company); Director, Chief Executive Officer and President, Invesco Holding Company Limited (parent of Invesco and a global investment management firm); Director, Invesco Ltd.; Chairman, Investment Company Institute and President, Co-Chief Executive Officer, Co-President, Chief Operating Officer and Chief Financial Officer, Franklin Resources, Inc. (global investment management organization)

			203	None
Independent Trustees
Bruce L. Crockett – 1944 Trustee and Chair	2014	Chairman, Crockett Technologies Associates (technology consulting company) Formerly: Director, Captaris (unified messaging provider); Director, President and Chief Executive Officer, COMSAT Corporation; Chairman, Board of Governors of INTELSAT (international communications company); ACE Limited (insurance company); Independent Directors Council and Investment Company Institute: Member of the Audit Committee, Investment Company Institute; Member of the Executive Committee and Chair of the Governance Committee, Independent Directors Council	203	Director and Chairman of the Audit Committee, ALPS (Attorneys Liability Protection Society) (insurance company); Director and Member of the Audit Committee and Compensation Committee, Ferroglobe PLC (metallurgical company)

David C. Arch – 1945 Trustee	1988	Chairman of Blistex Inc. (consumer health care products manufacturer); Member, World Presidents’ Organization	203	Board member of the Illinois Manufacturers’ Association

[1]

Mr. Flanagan is considered an interested person (within the meaning of Section 2(a)(19) of the 1940 Act) of the Trust because he is an officer of the Adviser to the Trust, and an officer and a director of Invesco Ltd., ultimate parent of the Adviser.

Name, Year of Birth and Position(s) Held with the Fund	Trustee and/or Officer Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen by Trustee	Other Trusteeship(s)/ Directorship Held by Trustee/ Director During Past 5 Years
Beth Ann Brown – 1968 Trustee	2019	Independent Consultant Formerly: Head of Intermediary Distribution, Managing Director, Strategic Relations, Managing Director, Head of National Accounts, Senior Vice President, National Account Manager and Senior Vice President, Key Account Manager, Columbia Management Investment Advisers LLC; Vice President, Key Account Manager, Liberty Funds Distributor, Inc.; and Trustee of certain Oppenheimer Funds	203	Director, Board of Directors of Caron Engineering Inc.; Advisor, Board of Advisors of Caron Engineering Inc.; President and Director, Acton Shapleigh Youth Conservation Corps (non -profit); and President and Director of Grahamtastic Connection (non-profit)

Jack M. Fields – 1952 Trustee	2014	Chief Executive Officer, Twenty First Century Group, Inc. (government affairs company); and Chairman, Discovery Learning Alliance (non-profit) Formerly: Owner and Chief Executive Officer, Dos Angeles Ranch L.P. (cattle, hunting, corporate entertainment); Director, Insperity, Inc. (formerly known as Administaff) (human resources provider); Chief Executive Officer, Texana Timber LP (sustainable forestry company); Director of Cross Timbers Quail Research Ranch (non-profit); and member of the U.S. House of Representatives	203	Member, Board of Directors of Baylor College of Medicine

Cynthia Hostetler —1962 Trustee	2017	Non-Executive Director and Trustee of a number of public and private business corporations Formerly: Director, Aberdeen Investment Funds (4 portfolios); Head of Investment Funds and Private Equity, Overseas Private Investment Corporation; President, First Manhattan Bancorporation, Inc.; Attorney, Simpson Thacher & Bartlett LLP	203	Vulcan Materials Company (construction materials company); Trilinc Global Impact Fund; Genesee & Wyoming, Inc. (railroads); Artio Global Investment LLC (mutual fund complex); Edgen Group, Inc. (specialized energy and infrastructure products distributor); Investment Company Institute (professional organization); Independent Directors Council (professional organization)

Name, Year of Birth and Position(s) Held with the Fund	Trustee and/or Officer Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen by Trustee	Other Trusteeship(s)/ Directorship Held by Trustee/ Director During Past 5 Years
Eli Jones – 1961 Trustee	2016	Professor and Dean, Mays Business School—Texas A&M University Formerly: Professor and Dean, Walton College of Business, University of Arkansas and E.J. Ourso College of Business, Louisiana State University; Director, Arvest Bank	203	Insperity, Inc. (formerly known as Administaff) (human resources provider)

Elizabeth Krentzman – 1959 Trustee	2019	Formerly: Principal and Chief Regulatory Advisor for Asset Management Services and U.S. Mutual Fund Leader of Deloitte & Touche LLP; General Counsel of the Investment Company Institute (trade association); National Director of the Investment Management Regulatory Consulting Practice, Principal, Director and Senior Manager of Deloitte & Touche LLP; Assistant Director of the Division of Investment Management—Office of Disclosure and Investment Adviser Regulation of the U.S. Securities and Exchange Commission and various positions with the Division of Investment Management – Office of Regulatory Policy of the U.S. Securities and Exchange Commission; Associate at Ropes & Gray LLP; and Trustee of certain Oppenheimer Funds	203	Trustee of the University of Florida National Board Foundation; Member of the Cartica Funds Board of Directors (private investment funds); Member of the University of Florida Law Center Association, Inc. Board of Trustees and Audit Committee Member

Anthony J. LaCava, Jr.– 1956 Trustee	2019	Formerly: Director and Member of the Audit Committee, Blue Hills Bank (publicly traded financial institution) and Managing Partner, KPMG LLP	203	Blue Hills Bank; Chairman, Bentley University; Member, Business School Advisory Council; and Nominating Committee, KPMG LLP

Name, Year of Birth and Position(s) Held with the Fund	Trustee and/or Officer Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen by Trustee	Other Trusteeship(s)/ Directorship Held by Trustee/Director During Past 5 Years
Prema Mathai-Davis – 1950 Trustee	2014	Retired Formerly: Co-Founder & Partner of Quantalytics Research, LLC, (a FinTech Investment Research Platform for the Self-Directed Investor)	203	None

Joel W. Motley – 1952 Trustee	2019

Director of Office of Finance, Federal Home Loan Bank System; Member of the Vestry of Trinity Wall Street; Managing Director of Carmona Motley Inc. (privately held financial advisor); Member of the Council on Foreign Relations and its Finance and Budget Committee; Chairman Emeritus of Board of Human Rights Watch and Member of its Investment Committee; and Member of Investment Committee and Board of Historic Hudson Valley (non-profit cultural organization)

Formerly: Managing Director of Public Capital Advisors, LLC (privately held financial advisor); Managing Director of Carmona Motley Hoffman, Inc. (privately held financial advisor); Trustee of certain Oppenheimer Funds; and Director of Columbia Equity Financial Corp. (privately held financial advisor)

			203	Member of Board of Greenwall Foundation (bioethics research foundation) and its Investment Committee; Member of Board of Friends of the LRC (non-profit legal advocacy); Board Member and Investment Committee Member of Pulitzer Center for Crisis Reporting (non-profit journalism)

Teresa M. Ressel — 1962 Trustee	2017	Non-executive director and trustee of a number of public and private business corporations Formerly: Chief Financial Officer, Olayan America, The Olayan Group (international investor/commercial/industrial); Chief Executive Officer, UBS Securities LLC; Group Chief Operating Officer, Americas, UBS AG; Assistant Secretary for Management & Budget and CFO, US Department of the Treasury	203	Atlantic Power Corporation (power generation company); ON Semiconductor Corp. (semiconductor supplier)

Ann Barnett Stern – 1957 Trustee	2017	President and Chief Executive Officer, Houston Endowment Inc. (private philanthropic institution) Formerly: Executive Vice President and General Counsel, Texas Children’s Hospital; Attorney, Beck, Redden and Secrest, LLP; Business Law Instructor, University of St. Thomas; Attorney, Andrews & Kurth LLP; Federal Reserve Bank of Dallas	203	None

Robert C. Troccoli – 1949 Trustee	2016	Retired Formerly: Adjunct Professor, University of Denver – Daniels College of Business; Senior Partner, KPMG LLP	203	None

Name, Year of Birth and Position(s) Held with the Fund	Trustee and/or Officer Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen by Trustee	Other Trusteeship(s)/ Directorship Held by Trustee/ Director During Past 5 Years
Daniel S. Vandivort –1954 Trustee	2019	Treasurer, Chairman of the Audit and Finance Committee, and Trustee, Board of Trustees, Huntington Disease Foundation of America; and President, Flyway Advisory Services LLC (consulting and property management) Formerly: Trustee and Governance Chair, of certain Oppenheimer Funds	203	Chairman and Lead Independent Director, Chairman of the Audit Committee, and Director, Board of Directors, Value Line Funds

James D. Vaughn – 1945 Trustee	2019	Retired Formerly: Managing Partner, Deloitte & Touche LLP; Trustee and Chairman of the Audit Committee, Schroder Funds; Board Member, Mile High United Way, Boys and Girls Clubs, Boy Scouts, Colorado Business Committee for the Arts, Economic Club of Colorado and Metro Denver Network (economic development corporation); and Trustee of certain Oppenheimer Funds	203	Board member and Chairman of Audit Committee of AMG National Trust Bank; Trustee and Investment Committee member, University of South Dakota Foundation; Board member, Audit Committee Member and past Board Chair, Junior Achievement (non-profit)

Christopher L. Wilson – 1957 Trustee, Vice Chair and Chair Designate	2017	Retired Formerly: Director, TD Asset Management USA Inc. (mutual fund complex) (22 portfolios); Managing Partner, CT2, LLC (investing and consulting firm); President/Chief Executive Officer, Columbia Funds, Bank of America Corporation; President/Chief Executive Officer, CDC IXIS Asset Management Services, Inc.; Principal & Director of Operations, Scudder Funds, Scudder, Stevens & Clark, Inc.; Assistant Vice President, Fidelity Investments	203	ISO New England, Inc. (non-profit organization managing regional electricity market)
Officers
Sheri Morris – 1964 President, Principal Executive Officer and Treasurer	2010

Head of Global Fund Services, Invesco Ltd.; President, Principal Executive Officer and Treasurer, The Invesco Funds; Senior Vice President, Invesco Advisers, Inc. (formerly known as Invesco Institutional (N.A.), Inc.) (registered investment adviser); and Vice President, Invesco Exchange-Traded Fund Trust, Invesco Exchange-Traded Fund Trust II, Invesco India Exchange-Traded Fund Trust, Invesco Actively Managed Exchange-Traded Fund Trust, Invesco Actively Managed Exchange-Traded Commodity Fund Trust and Invesco Exchange-Traded Self-Indexed Fund Trust; and Vice President, OppenheimerFunds, Inc.

Formerly: Vice President and Principal Financial Officer, The Invesco Funds; Vice President, Invesco AIM Advisers, Inc., Invesco AIM Capital Management, Inc. and Invesco AIM Private Asset Management, Inc.; Assistant Vice President and Assistant Treasurer, The Invesco Funds; Vice President and Assistant Vice President, Invesco Advisers, Inc.; Assistant Vice President, Invesco AIM Capital Management, Inc. and Invesco AIM Private Asset Management, Inc.; and Treasurer, Invesco Exchange-Traded Fund Trust, Invesco Exchange-Traded Fund Trust II, Invesco India Exchange-Traded Fund Trust and Invesco Actively Managed Exchange-Traded Fund Trust

			N/A	N/A

Russell C. Burk – 1958 Senior Vice President and Senior Officer	2014	Senior Vice President and Senior Officer, The Invesco Funds	N/A	N/A

Jeffrey H. Kupor – 1968 Senior Vice President, Chief Legal Officer and Secretary	2018

Head of Legal of the Americas, Invesco Ltd.; Senior Vice President and Secretary, Invesco Advisers, Inc. (formerly known as Invesco Institutional (N.A.), Inc.) (registered investment adviser); Secretary, Invesco Distributors, Inc. (formerly known as Invesco AIM Distributors, Inc.); Vice President and Secretary, Invesco Investment Services, Inc. (formerly known as Invesco AIM Investment Services, Inc.) Senior Vice President, Chief Legal Officer and Secretary, The Invesco Funds; Secretary and General Counsel, Invesco Investment Advisers LLC (formerly known as Van Kampen Asset Management); Secretary and General Counsel, Invesco Capital Markets, Inc. (formerly known as Van Kampen Funds Inc.) and Chief Legal Officer, Invesco Exchange-Traded Fund Trust, Invesco Exchange-Traded Fund Trust II, Invesco India Exchange-Traded Fund Trust, Invesco Actively Managed Exchange-Traded Fund Trust, Invesco Actively Managed Exchange-Traded Commodity Fund Trust and Invesco Exchange-Traded Self-Indexed Fund Trust; Secretary, Invesco Indexing LLC; Secretary, W.L. Ross & Co., LLC

Formerly: Senior Vice President, Invesco Distributors, Inc.; Secretary and Vice President, Jemstep, Inc.; Head of Legal, Worldwide Institutional, Invesco Ltd.; Secretary and General Counsel, INVESCO Private Capital Investments,

			N/A	N/A

Name, Year of Birth and Position(s) Held with the Fund	Trustee and/or Officer Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen by Trustee	Other Trusteeship(s)/ Directorship Held by Trustee/ Director During Past 5 Years
		Inc.; Senior Vice President, Secretary and General Counsel, Invesco Management Group, Inc. (formerly known as Invesco AIM Management Group, Inc.); Assistant Secretary, INVESCO Asset Management (Bermuda) Ltd.; Secretary and General Counsel, Invesco Private Capital, Inc.; Assistant Secretary and General Counsel, INVESCO Realty, Inc.; Secretary and General Counsel, Invesco Senior Secured Management, Inc.; and Secretary, Sovereign G./P. Holdings Inc.

Andrew R. Schlossberg – 1974 Senior Vice President	2019

Head of the Americas and Senior Managing Director, Invesco Ltd.; Director and Senior Vice President, Invesco Advisers, Inc. (formerly known as Invesco Institutional (N.A.), Inc.) (registered investment adviser); Director and Chairman, Invesco Investment Services, Inc. (formerly known as Invesco AIM Investment Services, Inc.) (registered transfer agent); Senior Vice President, The Invesco Funds; Director, Invesco Investment Advisers LLC (formerly known as Van Kampen Asset Management); Director, President and Chairman, Invesco Insurance Agency, Inc.

Formerly: Director, Invesco UK Limited; Director and Chief Executive, Invesco Asset Management Limited and Invesco Fund Managers Limited; Assistant Vice President, The Invesco Funds; Senior Vice President, Invesco Advisers, Inc. (formerly known as Invesco Institutional (N.A.), Inc.) (registered investment adviser); Director and Chief Executive, Invesco Administration Services Limited and Invesco Global Investment Funds Limited; Director, Invesco Distributors, Inc.; Head of EMEA, Invesco Ltd.; President, Invesco Actively Managed Exchange-Traded Commodity Fund Trust, Invesco Actively Managed Exchange-Traded Fund Trust, Invesco Exchange-Traded Fund Trust, Invesco Exchange-Traded Fund Trust II and Invesco India Exchange-Traded Fund Trust; Managing Director and Principal Executive Officer, Invesco Capital Management LLC

			N/A	N/A

John M. Zerr – 1962 Senior Vice President	2010	Chief Operating Officer of the Americas; Senior Vice President, Invesco Advisers, Inc. (formerly known as Invesco Institutional (N.A.), Inc.) (registered investment adviser); Senior Vice President, Invesco Distributors, Inc. (formerly known as Invesco AIM Distributors, Inc.); Director and Vice President, Invesco Investment Services, Inc. (formerly known as Invesco AIM Investment Services, Inc.) Senior Vice President, The Invesco Funds; Managing Director, Invesco Capital Management LLC; Director, Invesco Investment Advisers LLC (formerly known as Van Kampen Asset Management); Senior Vice President, Invesco Capital Markets, Inc. (formerly known as Van Kampen Funds Inc.); Manager, Invesco Indexing LLC; Manager, Invesco Specialized Products, LLC; Director and Senior Vice President, Invesco Insurance Agency, Inc.; Member, Invesco Canada Funds Advisory Board; Director, President and Chief Executive Officer, Invesco Corporate Class Inc. (corporate mutual fund company); and Director, Chairman, President and Chief Executive Officer, Invesco	N/A	N/A

Name, Year of Birth and Position(s) Held with the Fund	Trustee and/or Officer Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen by Trustee	Other Trusteeship(s)/ Directorship Held by Trustee/ Director During Past 5 Years

Canada Ltd. (formerly known as Invesco Trimark Ltd./Invesco Trimark Ltèe) (registered investment adviser and registered transfer agent); President, Invesco, Inc.; President, Invesco Global Direct Real Estate Feeder GP Ltd.; President, Invesco IP Holdings (Canada) Ltd; President, Invesco Global Direct Real Estate GP Ltd.; President, Invesco Financial Services Ltd. / Services Financiers Invesco Ltée; and President, Trimark Investments Ltd./Placements Trimark Ltée

Formerly: Director and Senior Vice President, Invesco Management Group, Inc. (formerly known as Invesco AIM Management Group, Inc.); Secretary and General Counsel, Invesco Management Group, Inc. (formerly known as Invesco AIM Management Group, Inc.); Secretary, Invesco Investment Services, Inc. (formerly known as Invesco AIM Investment Services, Inc.); Chief Legal Officer and Secretary, The Invesco Funds; Secretary and General Counsel, Invesco Investment Advisers LLC (formerly known as Van Kampen Asset Management); Secretary and General Counsel, Invesco Capital Markets, Inc. (formerly known as Van Kampen Funds Inc.); Chief Legal Officer, Invesco Exchange-Traded Fund Trust, Invesco Exchange-Traded Fund Trust II, Invesco India Exchange-Traded Fund Trust, Invesco Actively Managed Exchange-Traded Fund Trust, Invesco Actively Managed Exchange-Traded Commodity Fund Trust and Invesco Exchange-Traded Self-Indexed Fund Trust; Secretary, Invesco Indexing LLC; Director, Secretary, General Counsel and Senior Vice President, Van Kampen Exchange Corp.; Director, Vice President and Secretary, IVZ Distributors, Inc. (formerly known as INVESCO Distributors, Inc.); Director and Vice President, INVESCO Funds Group, Inc.; Director and Vice President, Van Kampen Advisors Inc.; Director, Vice President, Secretary and General Counsel, Van Kampen Investor Services Inc.; Director and Secretary, Invesco Distributors, Inc. (formerly known as Invesco AIM Distributors, Inc.); Director, Senior Vice President, General Counsel and Secretary, Invesco AIM Advisers, Inc. and Van Kampen Investments Inc.; Director, Vice President and Secretary, Fund Management Company; Director, Senior Vice President, Secretary, General Counsel and Vice President, Invesco AIM Capital Management, Inc.; Chief Operating Officer and General Counsel, Liberty Ridge Capital, Inc. (an investment adviser)

Gregory G. McGreevey - 1962 Senior Vice President	2012	Senior Managing Director, Invesco Ltd.; Director, Chairman, President, and Chief Executive Officer, Invesco Advisers, Inc. (formerly known as Invesco Institutional (N.A.), Inc.) (registered investment adviser); Director, Invesco Mortgage Capital, Inc. and Invesco Senior Secured Management, Inc.; and Senior Vice President, The Invesco Funds; and President, SNW Asset Management Corporation and Invesco Managed Accounts, LLC	N/A	N/A

Name, Year of Birth and Position(s) Held with the Fund	Trustee and/or Officer Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen by Trustee	Other Trusteeship(s)/ Directorship Held by Trustee/ Director During Past 5 Years
		Formerly: Senior Vice President, Invesco Management Group, Inc. and Invesco Advisers, Inc.; Assistant Vice President, The Invesco Funds

Kelli Gallegos – 1970 Vice President, Principal Financial Officer and Assistant Treasurer	2010

Principal Financial and Accounting Officer – Investments Pool, Invesco Specialized Products, LLC; Vice President, Principal Financial Officer and Assistant Treasurer, The Invesco Funds; Principal Financial and Accounting Officer – Pooled Investments, Invesco Capital Management LLC; Vice President and Treasurer, Invesco Exchange-Traded Fund Trust, Invesco Exchange-Traded Fund Trust II, Invesco India Exchange-Traded Fund Trust, Invesco Actively Managed Exchange-Traded Fund Trust, Invesco Actively Managed Exchange-Traded Commodity Fund Trust and Invesco Exchange-Traded Self-Indexed Fund Trust; Vice President, Invesco Advisers, Inc.

Formerly: Assistant Treasurer, Invesco Specialized Products, LLC; Assistant Treasurer, Invesco Exchange-Traded Fund Trust, Invesco Exchange-Traded Fund Trust II, Invesco India Exchange-Traded Fund Trust, Invesco Actively Managed Exchange-Traded Fund Trust, Invesco Actively Managed Exchange-Traded Commodity Fund Trust and Invesco Exchange-Traded Self-Indexed Fund Trust; Assistant Treasurer, Invesco Capital Management LLC; Assistant Vice President, The Invesco Funds

			N/A	N/A

Crissie M. Wisdom – 1969 Anti-Money Laundering Compliance Officer	2013	Anti-Money Laundering and OFAC Compliance Officer for Invesco U.S. entities including: Invesco Advisers, Inc. and its affiliates, Invesco Capital Markets, Inc., Invesco Distributors, Inc., Invesco Investment Services, Inc., The Invesco Funds, Invesco Capital Management, LLC, Invesco Trust Company; OppenheimerFunds Distributor, Inc., and Fraud Prevention Manager for Invesco Investment Services, Inc.	N/A	N/A

Todd F. Kuehl – 1969 Chief Compliance Officer	2020

Chief Compliance Officer, Invesco Advisers, Inc. (registered investment adviser); and Chief Compliance Officer, The Invesco Funds

Formerly: Managing Director and Chief Compliance Officer, Legg Mason (Mutual Funds); Chief Compliance Officer, Legg Mason Private Portfolio Group (registered investment adviser)

			N/A	N/A

Board of Trustees

Qualifications and Experience. The following sets forth additional information about the qualifications and experiences of each of the Trustees.

Interested Trustee

Martin L. Flanagan, Trustee and Vice Chair

Martin L. Flanagan has been a member of the Board of Trustees and Vice Chair of the Invesco Funds since 2007. Mr. Flanagan is president and chief executive officer of Invesco Ltd., a position he has held since August 2005. He is also a member of the Board of Directors of Invesco Ltd.

Mr. Flanagan joined Invesco, Ltd. from Franklin Resources, Inc., where he was president and co-chief executive officer from January 2004 to July 2005. Previously he had been Franklin’s co-president from May 2003 to January 2004, chief operating officer and chief financial officer from November 1999 to May 2003, and senior vice president and chief financial officer from 1993 until November 1999.

Mr. Flanagan served as director, executive vice president and chief operating officer of Templeton, Galbraith & Hansberger, Ltd. before its acquisition by Franklin in 1992. Before joining Templeton in 1983, he worked with Arthur Andersen & Co.

Mr. Flanagan is a chartered financial analyst and a certified public accountant. He serves as vice chairman of the Investment Company Institute and a member of the executive board at the SMU Cox School of Business.

The Board believes that Mr. Flanagan’s long experience as an executive in the investment management area benefits the Funds.

Independent Trustees

Bruce L. Crockett, Trustee and Chair

Bruce L. Crockett has been a member of the Board of Trustees of the Invesco Funds since 1978, and has served as Independent Chair of the Board of Trustees and their predecessor funds since 2004.

Mr. Crockett has more than 30 years of experience in finance and general management in the banking, aerospace and telecommunications industries. From 1992 to 1996, he served as president, chief executive officer and a director of COMSAT Corporation, an international satellite and wireless telecommunications company.

Mr. Crockett has also served, since 1996, as chairman of Crockett Technologies Associates, a strategic consulting firm that provides services to the information technology and communications industries. Mr. Crockett also serves on the Board of ALPS (Attorneys Liability Protection Society) and Ferroglobe PLC (metallurgical company) and he is a life trustee of the University of Rochester Board of Trustees. He is a member of the Audit Committee of Ferroglobe PLC.

The Board of Trustees elected Mr. Crockett to serve as its Independent Chair because of his extensive experience in managing public companies and familiarity with investment companies.

David C. Arch, Trustee

David C. Arch has been a member of the Board of Trustees of the Invesco Funds and their predecessor funds since 2010. From 1984 to 2010, Mr. Arch served as Director or Trustee of investment companies in the Van Kampen Funds complex.

Mr. Arch is the Chairman of Blistex Inc., a consumer health care products manufacturer. Mr. Arch is a member of the Board of the Illinois Manufacturers’ Association and a member of the World Presidents’ Organization.

The Board believes that Mr. Arch’s experience as the CEO of a public company and his experience with investment companies benefits the Funds.

Beth Ann Brown, Trustee

Beth Ann Brown has been a member of the Board of Trustees of the Invesco Funds since 2019. From 2016 to 2019, Ms. Brown served on the boards of certain investment companies in the Oppenheimer Funds complex.

Ms. Brown has served as Director of Caron Engineering, Inc. since 2018 and as an Independent Consultant since September 2012. Since 2013, she has also served as Director, Vice President (through 2019) and President (since 2019) of Grahamtastic Connection, a non-profit organization.

Previously, Ms. Brown served in various capacities at Columbia Management Investment Advisers LLC, including Head of Intermediary Distribution, Managing Director, Strategic Relations and Managing Director, Head of National Accounts. She also served as Senior Vice President, National Account Manager from 2002-2004 and Senior Vice President, Key Account Manager from 1999 to 2002 of Liberty Funds Distributor, Inc.

From 2014 and 2017, Ms. Brown served on the Board of Advisors of Caron Engineering Inc. and also served as President and Director of Acton Shapleigh Youth Conservation Corps, a non–profit organization, from 2012 to 2015.

The Board believes that Ms. Brown’s experience in financial services and investment management and as a director of other investment companies benefits the Funds.

Jack M. Fields, Trustee

Jack M. Fields has been a member of the Board of Trustees of the Invesco Funds since 1997.

Mr. Fields served as a member of Congress, representing the 8th Congressional District of Texas from 1980 to 1997. As a member of Congress, Mr. Fields served as Chairman of the House Telecommunications and Finance Subcommittee, which has jurisdiction and oversight of the Federal Communications Commission and the SEC. Mr. Fields co-sponsored the National Securities Markets Improvements Act of 1996, and played a leadership role in enactment of the Securities Litigation Reform Act.

Mr. Fields currently serves as Chief Executive Officer of the Twenty-First Century Group, Inc. in Washington, D.C., a bipartisan Washington consulting firm specializing in Federal government affairs. He is also a member of the Board of Directors of Baylor College of Medicine.

Mr. Fields also served as a Director of Insperity, Inc. (formerly known as Administaff), a premier professional employer organization with clients nationwide until 2015. In addition, Mr. Fields serves as Chairman and sits on the Board of Discovery Learning Alliance, a nonprofit organization dedicated to providing educational resources to people in need around the world through the use of technology.

The Board believes that Mr. Fields’ experience in the House of Representatives, especially concerning regulation of the securities markets, benefits the Funds.

Cynthia Hostetler, Trustee

Cynthia Hostetler has been a member of the Board of Trustees of the Invesco Funds since 2017.

Ms. Hostetler is currently a member of the board of directors of the Vulcan Materials Company, a public company engaged in the production and distribution of construction materials, Trilinc Global Impact Fund LLC, a publicly registered non-traded limited liability company that invests in a diversified portfolio of private debt instruments, and Genesee & Wyoming, Inc., a public company that owns and operates railroads worldwide. Ms. Hostetler also serves on the board of governors of the Investment Company Institute and is a member of the governing council of the Independent Directors Council, both of which are professional organizations in the investment management industry.

Previously, Ms. Hostetler served as a member of the board of directors/trustees of Aberdeen Investment Funds, a mutual fund complex, and Edgen Group Inc., a public company that provides products and services to energy and construction companies, from 2012 to 2013, prior to its sale to Sumitomo.

From 2001 to 2009 Ms. Hostetler served as Head of Investment Funds and Private Equity at Overseas Private Investment Corporation (“OPIC”), a government agency that supports US investment in the emerging markets. Ms. Hostetler oversaw a multi-billion dollar investment portfolio in private equity funds. Prior to joining OPIC, Ms. Hostetler served as President and member of the board of directors of First Manhattan Bancorporation, a bank holding company, and its largest subsidiary, First Savings Bank, from 1991 to 2001.

The Board believes that Ms. Hostetler’s knowledge of financial services and investment management, her experience as a director of other companies, including a mutual fund complex, her legal background, and other professional experience gained through her prior employment benefit the Funds.

Dr. Eli Jones, Trustee

Dr. Eli Jones has been a member of the Board of Trustees of the Invesco Funds since 2016.

Dr. Jones is the dean of the Mays Business School at Texas A&M University and holder of the Peggy Pitman Mays Eminent Scholar Chair in Business. Dr. Jones has served as a director of Insperity, Inc. since April 2004 and is chair of the Compensation Committee and a member of the Nominating and Corporate Governance Committee. Prior to his current position, from 2012-2015, Dr. Jones was the dean of the Sam M. Walton College of Business at the University of Arkansas and holder of the Sam M. Walton Leadership Chair in Business. Prior to joining the faculty at the University of Arkansas, he was dean of the E. J. Ourso College of Business and Ourso Distinguished Professor of Business at Louisiana State University from 2008 to 2012; professor of marketing and associate dean at the C.T. Bauer College of Business at the University of Houston from 2007 to 2008; an associate professor of marketing from 2002 to 2007; and an assistant professor from 1997 until 2002. He taught at Texas A&M University for several years before joining the faculty of the University of Houston.

Dr. Jones served as the executive director of the Program for Excellence in Selling and the Sales Excellence Institute at the University of Houston from 1997 to 2007. Before becoming a professor, he worked in sales and sales management for three Fortune 100 companies: Quaker Oats, Nabisco, and Frito-Lay. Dr. Jones is a past director of Arvest Bank. He received his Bachelor of Science degree in journalism in 1982, his MBA in 1986 and his Ph.D. in 1997, all from Texas A&M University.

The Board believes that Dr. Jones’ experience in academia and his experience in marketing benefits the Funds.

Elizabeth Krentzman, Trustee

Elizabeth Krentzman has been a member of the Board of Trustees of the Invesco Funds since 2019. From 2014 to 2019, Ms. Krentzman served on the boards of certain investment companies in the Oppenheimer Funds complex.

Ms. Krentzman currently serves as a member of the Board of Trustees of the University of Florida National Board Foundation. She is a member of the Cartica Funds Board of Directors (private investment funds). Ms. Krentzman is also a member of the Board of Trustees and Audit Committee of the University of Florida Law Center Association, Inc.

Previously, Ms. Krentzman served as a member of the Audit Committee of the University of Florida National Board Foundation. Ms. Krentzman served from 1997 to 2004 and from 2007 and 2014 in various capacities at Deloitte & Touche LLP, including Principal and Chief Regulatory Advisor for Asset Management Services, U.S. Mutual Fund Leader and National Director of the Investment Management Regulatory Consulting Practice. She served as General Counsel of the Investment Company Institute from 2004 to 2007.

From 1996 to 1997, Ms. Krentzman served as an Assistant Director of the Division of Investment Management—Office of Disclosure and Investment Adviser Regulation of the U.S. Securities and Exchange Commission. She also served from 1987 to 1996 in various positions with the Division of Investment Management – Office of Regulatory Policy of the U.S. Securities and Exchange Commission and as an Associate at Ropes & Gray LLP.

The Board believes that Ms. Krentzman’s legal background, experience in financial services and accounting and as a director of other investment companies benefits the Funds.

Anthony J. LaCava, Jr., Trustee

Anthony J. LaCava, Jr. has been a member of the Board of Trustees of the Invesco Funds since 2019.

Previously, Mr. LaCava served as a member of the board of directors and as a member of the audit committee of Blue Hills Bank, a publicly traded financial institution.

Mr. LaCava retired after a 37-year career with KPMG LLP (“KPMG”) where he served as senior partner for a wide range of firm clients across the retail, financial services, consumer markets, real estate, manufacturing, health care and technology industries. From 2005 to 2013, Mr. LaCava served as a member of the board of directors of KPMG and chair of the board’s audit and finance committee and nominating committee. He also previously served as Regional Managing Partner from 2009 through 2012 and Managing Partner of KPMG’s New England practice.

Mr. LaCava currently serves as Chairman of the Business Advisory Council of Bentley University and as a member of American College of Corporate Directors and Board Leaders, Inc.

The Board believes that Mr. LaCava’s experience in audit and financial services benefits the Funds.

Dr. Prema Mathai-Davis, Trustee

Dr. Prema Mathai-Davis has been a member of the Board of Trustees of the Invesco Funds since 1998.

Previously, Dr. Mathai-Davis served as co-founder and partner of Quantalytics Research, LLC, (a FinTech Investment Research Platform).

Prior to her retirement in 2000, Dr. Mathai-Davis served as Chief Executive Officer of the YWCA of the USA. Prior to joining the YWCA, Dr. Mathai-Davis served as the Commissioner of the New York City Department for the Aging. She was a Commissioner of the Metropolitan Transportation Authority of New York, the largest regional transportation network in the U.S. Dr. Mathai-Davis also serves as a Trustee of the YWCA Retirement Fund, the first and oldest pension fund for women, and on the advisory board of the Johns Hopkins Bioethics Institute. Dr. Mathai-Davis was the president and chief executive officer of the

Community Agency for Senior Citizens, a non-profit social service agency that she established in 1981. She also directed the Mt. Sinai School of Medicine-Hunter College Long-Term Care Gerontology Center, one of the first of its kind.

The Board believes that Dr. Mathai-Davis’ extensive experience in running public and charitable institutions benefits the Funds.

Joel W. Motley, Trustee

Joel W. Motley has been a member of the Board of Trustees of the Invesco Funds since 2019. From 2002 to 2019, Mr. Motley served on the boards of certain investment companies in the Oppenheimer Funds complex.

Since 2016, Mr. Motley has served as an independent director of the Office of Finance of the Federal Home Loan Bank System. He has been a member of the Vestry of Trinity Wall Street since 2011 and has served as Managing Director of Carmona Motley, Inc., a privately-held financial advisory firm, since January 2002.

Mr. Motley also serves as a member of the Council on Foreign Relations and its Finance and Budget Committee. He is a member of the Investment Committee and is Chairman Emeritus of the Board of Human Rights Watch and a member of the Investment Committee and the Board of Historic Hudson Valley, a non-profit cultural organization.

Since 2011, he has served as a Board Member and Investment Committee Member of the Pulitzer Center for Crisis Reporting, a non-profit journalism organization. Mr. Motley also serves as Director and member of the Board and Investment Committee of The Greenwall Foundation, a bioethics research foundation, and as a Director of Friends of the LRC, a South Africa legal services foundation.

Previously, Mr. Motley served as Managing Director of Public Capital Advisors, LLC, a privately held financial advisory firm, from 2006 to 2017. He also served as Managing Director of Carmona Motley Hoffman Inc. a privately-held financial advisor, and served as a Director of Columbia Equity Financial Corp., a privately-held financial advisor, from 2002 to 2007.

The Board believes that Mr. Motley’s experience in financial services and as a director of other investment companies benefits the Funds.

Teresa M. Ressel, Trustee

Teresa M. Ressel has been a member of the Board of Trustees of the Invesco Funds since 2017.

Ms. Ressel has previously served across both the private sector and the U.S. government. Formerly, Ms. Ressel served from 2004 to 2012 in various capacities at UBS AG, including most recently as Chief Executive Officer of UBS Securities LLC, a broker-dealer division of UBS Investment Bank, and Group Chief Operating Officer of the Americas group at UBS AG. In these roles, Ms. Ressel managed a broad array of operational risk controls, supervisory control, regulatory, compliance, and logistics functions covering the United States and Canada, as well as banking activities covering the Americas.

Between 2001 and 2004, Ms. Ressel served at the U.S. Treasury first as Deputy Assistant Secretary for Management and Budget and then as Assistant Secretary for Management and Chief Financial Officer. Ms. Ressel was confirmed by the U.S. Senate and handles a broad array of management duties including finance & accounting, operational risk, audit and performance measurement along with information technology and infrastructure security.

Ms. Ressel currently serves as a member of the board of directors and as a member of the audit committee of ON Semiconductor Corporation, a publicly traded technology company and a leading supplier of semiconductor-based solutions, many of which reduce global energy use. She has served on the ON Semiconductor board since 2012.

From 2014 to 2017, Ms. Ressel also served on the board of directors at Atlantic Power Corporation, a publicly traded company which owns and operates a diverse fleet of power generation across the United States and Canada.

The Board believes that Ms. Ressel’s risk management and financial experience in both the private and public sectors benefits the Funds.

Ann Barnett Stern, Trustee

Ann Barnett Stern has been a member of the Board of Trustees of the Invesco Funds since 2017.

Ms. Stern is currently the President and Chief Executive Officer of Houston Endowment Inc., a private philanthropic institution. She has served in this capacity since 2012. Formerly, Ms. Stern served in various capacities at Texas Children’s Hospital from 2003 to 2012, including General Counsel and Executive Vice President.

Previously, Ms. Stern served as a member of the Dallas Board of the Federal Reserve Bank of Dallas, from 2013 through 2018.

The Board believes that Ms. Stern’s knowledge of financial services and investment management and her experience as a director, and other professional experience gained through her prior employment benefit the Funds.

Robert C. Troccoli, Trustee

Robert C. Troccoli has been a member of the Board of Trustees of the Invesco Funds since 2016.

Mr. Troccoli retired in 2010 after a 39-year career with KPMG LLP. From 2013 to 2017, he was an adjunct professor at the University of Denver’s Daniels College of Business.

Mr. Troccoli’s leadership roles during his career with KPMG included managing partner and partner in charge of the Denver office’s Financial Services Practice. He served regulated investment companies, investment advisors, private partnerships, private equity funds, sovereign wealth funds, and financial services companies. Toward the end of his career, Mr. Troccoli was a founding member of KPMG’s Private Equity Group in New York City, where he served private equity firms and sovereign wealth funds. Mr. Troccoli also served mutual fund clients along with several large private equity firms as Global Lead Partner of KPMG’s Private Equity Group.

The Board believes that Mr. Troccoli’s experience as a partner in a large accounting firm and his knowledge of investment companies, investment advisors, and private equity firms benefits the Funds.

Daniel S. Vandivort, Trustee

Daniel S. Vandivort has been a member of the Board of Trustees of the Invesco Funds since 2019. From 2014 to 2019, Mr. Vandivort served on the boards of certain investment companies in the Oppenheimer Funds complex.

Mr. Vandivort is currently Treasurer, Chairman of the Audit and Finance Committee and Trustee of the Board of Trustees at Huntington Disease Foundation of America. He also serves as President of Flyway Advisory Services LLC, a consulting and property management company.

Previously, Mr. Vandivort served as Chairman and Lead Independent Director, Chairman of the Audit Committee and Director of Value Line Funds from 2008 through 2014.

The Board believes that Mr. Vandivort’s experience in financial services and investment management and as a director of other investment companies benefits the Funds.

James D. Vaughn, Trustee

James D. Vaughn has been a member of the Board of Trustees of the Invesco Funds since 2019. From 2012 to 2019, Mr. Vaughn served on the boards of certain investment companies in the Oppenheimer Funds complex.

Prior to his retirement, Mr. Vaughn served as managing partner of the Denver office of Deloitte & Touche LLP, and held various positions in the Denver and New York offices of Deloitte & Touche LLP during his 32 year career.

Mr. Vaughn has served as a Board member and Chairman of the Audit Committee of AMG National Trust Bank since 2005. He also serves as a Trustee and member of the Investment Committee of the University of South Dakota Foundation. In addition, Mr. Vaughn has served as a Board member, Audit Committee member and past Board Chair of Junior Achievement since 1993.

Previously, Mr. Vaughn served as Trustee and Chairman of the Audit Committee of Schroder Funds from 2003 to 2012. He also previously served as a Board Member of Mile High United Way, Boys and Girls Clubs, Boy Scouts, Colorado Business Committee for the Arts, Economic Club of Colorado and Metro Denver Network.

The Board believes that Mr. Vaughn’s experience in financial services and accounting and as a director of other investment companies benefits the Funds.

Christopher L. Wilson, Trustee, Vice Chair and Chair Designate

Christopher L. Wilson has been a member of the Board of Trustees of the Invesco Funds since 2017. He has served as Chair Designate since March 27, 2019 and Vice Chair since June 10, 2019.

Mr. Wilson started a career in the investment management business in 1980. From 2004 to 2009, Mr. Wilson served as President and Chief Executive Officer of Columbia Funds, a mutual fund complex with over $350 billion in assets. From 2009 to 2017, Mr. Wilson served as a Managing Partner of CT2, LLC, an early stage investing and consulting firm for start-up companies.

From 2014 to 2016, Mr. Wilson served as a member of the Board of Directors of the mutual fund company managed by TDAM USA Inc., an affiliate of TD Bank, N.A.

Mr. Wilson also currently serves as a member of the Board of Directors of ISO New England, Inc., the company that establishes the wholesale electricity market and manages the electrical power grid in New England. Mr. Wilson is currently the chair of the Audit and Finance Committee, which also oversees cybersecurity, and a member of the systems planning committee of ISO-NE, Inc. He previously served as chair of the Human Resources and Compensation Committee and was a member of the Markets Committee. He has served on the ISO New England, Inc. board since 2011.

The Board believes that Mr. Wilson’s knowledge of financial services and investment management, his experience as a director and audit committee member of other companies, including a mutual fund company, and other professional experience gained through his prior employment benefit the Funds.

Management Information

The Trustees have the authority to take all actions that they consider necessary or appropriate in connection with oversight of the Trust, including, among other things, approving the investment objectives, investment policies and fundamental investment restrictions for the Funds. The Trust has entered into agreements with various service providers, including the Funds’ investment advisers, administrator, transfer agent, distributor and custodians, to conduct the day-to-day operations of the Funds. The Trustees are responsible for selecting these service providers, approving the terms of their contracts with the Funds, and exercising general oversight of these arrangements on an ongoing basis.

Certain Trustees and officers of the Trust are affiliated with Invesco and Invesco Ltd., the parent corporation of Invesco. All of the Trust’s executive officers hold similar offices with some or all of the other Trusts.

Leadership Structure and the Board of Trustees. The Board is currently composed of seventeen Trustees, including sixteen Trustees who are not “interested persons” of the Funds, as that term is defined in the 1940 Act (collectively, the Independent Trustees and each, an Independent Trustee). In addition to eight regularly scheduled meetings per year, the Board holds special meetings or informal conference calls to discuss specific matters that may require action prior to the next regular meeting. As discussed below, the Board has established five standing committees – the Audit Committee, the Compliance Committee, the Governance Committee, the Investments Committee and the Valuation, Distribution and Proxy Oversight Committee (the Committees), to assist the Board in performing its oversight responsibilities.

The Board has appointed an Independent Trustee to serve in the role of Chairman. The Chairman’s primary role is to preside at meetings of the Board and act as a liaison with the Adviser and other service providers, officers, including the Senior Officer of the Trust, attorneys, and other Trustees between meetings. The Chairman also participates in the preparation of the agenda for the meetings of the Board, is active with mutual fund industry organizations, and may perform such other functions as may be requested by the Board from time to time. Except for any duties specified pursuant to the Trust’s Declaration of Trust or By-laws, the designation of Chairman does not impose on such Independent Trustee any duties, obligations or liability that is greater than the duties, obligations or liability imposed on such person as a member of the Board generally.

The Board believes that its leadership structure, including having an Independent Trustee as Chairman, allows for effective communication between the Trustees and management, among the Trustees and among the Independent Trustees. The existing Board structure, including its Committee structure, provides the Independent Trustees with effective control over Board governance while also allowing them to receive and benefit from insight from the interested Trustee who is an active officer of the Funds’ investment adviser. The Board’s leadership structure promotes dialogue and debate, which the Board believes allows for the proper consideration of matters deemed important to the Funds and their shareholders and results in effective decision-making.

Risk Oversight. The Board considers risk management issues as part of its general oversight responsibilities throughout the year at its regular meetings and at regular meetings of its Committees. Invesco prepares regular reports that address certain investment, valuation and compliance matters, and the Board as a whole or the Committees also receive special written reports or presentations on a variety of risk issues at the request of the Board, a Committee or the Senior Officer.

The Board also considers liquidity risk management issues as part of its general oversight responsibilities and oversees the Trust’s liquidity risk through, among other things, receiving periodic reporting and presentations by Invesco personnel that address liquidity matters. As required by Rule 22e-4 under the 1940 Act, the Board, including a majority of the Independent Trustees, has approved the Trust’s Liquidity Risk Management (“LRM”) Program, which is reasonably designed to assess and manage the Trust’s liquidity risk, and has appointed the LRM Program Administrator that is responsible for administering the LRM Program. The Board also reviews, no less frequently than annually, a written report prepared by the LRM Program Administrator that addresses, among other items, the operation of the program and assesses its adequacy and effectiveness of implementation.

The Audit Committee is apprised by, and discusses with, management its policies on risk assessment and risk management. Such discussion includes a discussion of the guidelines governing the process by which risks are assessed and managed and an identification of each Fund’s major financial risk exposures. In addition, the Audit Committee meets regularly with representatives of Invesco Ltd.’s internal audit group to review reports on their examinations of functions and processes within Invesco that affect the Funds.

The Compliance Committee receives regular compliance reports prepared by Invesco’s compliance group and meets regularly with the Fund’s Chief Compliance Officer (CCO) to discuss compliance issues, including compliance risks. The Compliance Committee has recommended and the Board has adopted compliance policies and procedures for the Funds and for the Funds’ service providers. The compliance policies and procedures are designed to detect, prevent and correct violations of the federal securities laws.

The Governance Committee monitors the composition of the Board and each of its Committees and monitors the qualifications of the Trustees to ensure adherence to certain governance undertakings applicable to the Funds. In addition, the Governance Committee oversees an annual self-assessment of the Board and addresses governance risks, including insurance and fidelity bond matters, for the Trust.

The Investments Committee and its sub-committees receive regular written reports describing and analyzing the investment performance of the Invesco Funds. In addition, Invesco’s Chief Investment Officers and the portfolio managers of the Funds meet regularly with the Investments Committee or its sub-committees to discuss portfolio performance, including investment risk, such as the impact on the Funds of investments in particular types of securities or instruments, such as derivatives. To the extent that a Fund changes a particular investment strategy that could have a material impact on the Fund’s risk profile, the Board generally is consulted in advance with respect to such change.

The Valuation, Distribution and Proxy Oversight Committee monitors fair valuation of portfolio securities based on management reports that include explanations of the reasons for the fair valuation and the methodology used to arrive at the fair value.

Committee Structure

The members of the Audit Committee are Messrs. Arch, Crockett, LaCava (Chair), Troccoli and Vaughn (Vice Chair), and Mss. Hostetler, Krentzman and Ressel. The Audit Committee performs a number of functions with respect to the oversight of the Funds’ accounting and financial reporting, including: (i) assisting the Board with its oversight of the qualifications, independence and performance of the independent registered public accountants; (ii) selecting independent registered public accountants for the Funds; (iii) to the extent required, pre-approving certain audit and permissible non-audit services; (iv) overseeing the financial reporting process for the Funds; (v) assisting the Board with its oversight of the integrity of the Funds’ financial statements and compliance with legal and regulatory requirements that relate to the Funds’ accounting and financial reporting, internal control over financial reporting and independent audits; and (vi) pre-approving engagements for non-audit services to be provided by the Funds’ independent auditors to the Funds’ investment adviser or to any of its affiliates. During the fiscal year ended February 29, 2020, the Audit Committee held eleven meetings.

The members of the Compliance Committee are Messrs. Arch (Chair), Motley, Troccoli and Vaughn, and Mss. Brown, Hostetler, Krentzman and Ressel (Vice Chair). The Compliance Committee performs a number of functions with respect to compliance matters, including: (i) reviewing and making recommendations concerning the qualifications, performance and compensation of the Funds’ Chief Compliance Officer; (ii) reviewing recommendations and reports made by the Chief Compliance Officer or Senior Officer of the Funds regarding compliance matters; (iii) overseeing compliance policies and procedures of the Funds and their service providers; (iv) overseeing potential conflicts of interest that are reported to the Compliance Committee by Invesco, the Chief Compliance Officer, or the Senior Officer; (v) reviewing reports prepared by a third party’s compliance review of Invesco; (vi) if requested by the Board, overseeing risk management with respect to the Funds, including receiving and overseeing risk management reports from Invesco that are applicable to the Funds and their service providers; and (vii) reviewing reports by Invesco on correspondence with regulators or governmental agencies with respect to the Funds and recommending to the Board what action, if any, should be taken by the Funds in light of such reports. During the fiscal year ended February 29, 2020, the Compliance Committee held five meetings.

The members of the Governance Committee are Messrs. Crockett, Fields (Chair), LaCava, Vandivort and Wilson, Ms. Stern (Vice Chair) and Drs. Jones and Mathai-Davis. The Governance Committee performs a number of functions with respect to governance, including: (i) nominating persons to serve as Independent Trustees and as members of each Committee, and nominating the Chair of the Board and the Chair and Vice Chair of each Committee; (ii) reviewing and making recommendations to the full Board regarding the size and composition of the Board and the compensation payable to the Independent Trustees;(iii) overseeing the annual evaluation of the performance of the Board and its Committees; (iv) considering and overseeing the selection of independent legal counsel to the Independent Trustees; (v) reviewing and approving the compensation paid to the Senior Officer; (vi) reviewing administrative and/or logistical matters pertaining to the operations of the Board; and (vii) reviewing annually recommendations from Invesco regarding amounts and coverage of primary and excess directors and officers/errors and omissions liability insurance and allocation of premiums. During the fiscal year ended February 29, 2020, the Governance Committee held seven meetings.

The Governance Committee will consider nominees recommended by a shareholder to serve as trustees, provided: (i) that such submitting shareholder is a shareholder of record at the time he or she submits such names and is entitled to vote at the meeting of shareholders at which trustees will be elected; and (ii) that the Governance Committee or the Board, as applicable, shall make the final determination of persons to be nominated. Notice procedures set forth in the Trust’s bylaws require that any shareholder of a Fund desiring to nominate a candidate for election at a shareholder meeting must provide certain information about itself and the candidate, and must submit to the Trust’s Secretary the nomination in writing not later than the close of business on the later of the 90th day, nor earlier than the close of business on the 120th day, prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary date or if the Trust has not previously held an annual meeting, notice by the Shareholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made by the Trust.

The members of the Investments Committee are Messrs. Arch, Crockett (Chair), Fields, Flanagan, LaCava, Motley, Troccoli, Vandivort, Vaughn and Wilson (Vice Chair), Mss. Brown, Hostetler (Vice Chair), Krentzman, Ressel and Stern (Vice Chair) and Drs. Jones and Mathai-Davis. The Investments Committee’s primary purposes are to assist the Board in its oversight of the investment management services provided by Invesco and the Sub-Advisers and to periodically review Fund performance information, information regarding the Funds’ trading practices and such other reports pertaining to portfolio securities transactions and information regarding the investment personnel and other resources devoted to the management of the Funds and make recommendations to the Board, when applicable. During the fiscal year ended February 29, 2020, the Investments Committee held five meetings.

The Investments Committee has established three Sub-Committees and delegated to the Sub-Committees responsibility for, among other matters: (i) reviewing the performance of the Funds that have been assigned to a particular Sub-Committee (for each Sub-Committee, the Designated Funds), except to the extent the Investments Committee takes such action directly; (ii) reviewing with the applicable portfolio managers from time to time the investment objective(s), policies, strategies, performance and risks and other investment-related matters of the Designated Funds; and (iii) being generally familiar with the investment objectives and principal investment strategies of the Designated Funds.

The members of the Valuation, Distribution and Proxy Oversight Committee are Messrs. Fields, Motley, Vandivort and Wilson, Mss. Brown and Stern and Drs. Jones (Vice Chair) and Mathai-Davis (Chair). The Valuation, Distribution and Proxy Oversight Committee performs a number of functions with respect to valuation, distribution and proxy voting, including: (i) reviewing reports and making recommendations to the full Board regarding the Funds’ valuation methods and determinations, and annually approving and making recommendations to the full Board regarding pricing procedures; (ii) reviewing Invesco’s annual report evaluating the pricing vendors, and approving and recommending that the full Board approve changes to pricing vendors and pricing methodologies; (iii) reviewing reports and making recommendations to the full Board regarding mutual fund distribution and marketing channels and expenditures; (iv) reviewing reports and making recommendations to the full Board regarding proxy voting guidelines, policies and procedures; and (v) receiving reports regarding actual or potential conflicts of interest by investment personnel or others that could affect their input or recommendations regarding pricing issues and, if appropriate, consulting with the Compliance Committee about such conflicts. During the fiscal year ended February 29, 2020, the Valuation, Distribution and Proxy Oversight Committee held five meetings.

Compensation

Each Trustee who is not affiliated with Invesco is compensated for his or her services according to a fee schedule that recognizes the fact that such Trustee also serves as a Trustee of other Invesco Funds. Each such Trustee receives a fee, allocated among the Invesco Funds for which he or she serves as a Trustee that consists of an annual retainer component and a meeting fee component. The Chair of the Board and of each Committee and Sub-Committee receive additional compensation for their services.

Information regarding compensation paid or accrued for each Trustee of the Fund who was not affiliated with Invesco during the year ended December 31, 2019, is as follows, unless otherwise noted.

Trustee Compensation Table

	Aggregate Compensation from the Fund (1)	Retirement Benefits Accrued by All Invesco Funds	Estimated Annual Benefits Upon Retirement(2)	Total Compensation from All Invesco Funds Paid to Trustees(3)	Number of Funds in Fund Complex Overseen by Trustee
Independent Trustees(4)
David C. Arch	$1,302	$—	$205,000	$410,486	203
Beth Ann Brown(6)	816	—	—	191,316	203
Bruce L. Crockett	2,092	—	205,000	679,516	203
Jack M. Fields	1,261	—	205,000	409,378	203
Cynthia Hostetler	1,226	—	—	374,320	203
Eli Jones	1,202	—	—	391,836	203
Elizabeth Krentzman(6)	847	N/A	N/A	192,066	203
Anthony J. LaCava, Jr.(5)	1,226	N/A	N/A	306,732	203
Prema Mathai-Davis	1,249	—	205,000	406,878	203
Joel W. Motley(6)	807	N/A	N/A	188,066	203
Teresa M. Ressel	1,187	—	—	368,728	203
Ann Barnett Stern	1,128	—	—	397,070	203
Robert C. Troccoli	1,200	—	—	376,336	203
Daniel S. Vandivort(6)	860	N/A	N/A	206,709	203
James D. Vaughn(6)	877	N/A	N/A	205,066	203
Christopher L. Wilson	1,409	—	—	432,974	203

(1)

Amounts shown are based on the fiscal year ended February 29, 2020. The total amount of compensation deferred by all trustees of the Fund during the fiscal year ended February 29, 2020, including earnings, was $4,999.

(2)

These amounts represent the estimated annual benefits payable by the Invesco Funds upon the trustees’ retirement and assumes each trustee serves until his or her normal retirement date. These amounts are not adjusted to reflect deemed investment appreciation or depreciation.

(3)

These amounts represent the compensation paid from all Invesco Funds to the individuals who serve as trustees. All trustees currently serve as trustee of 32 registered investment companies advised by Invesco.

(4)	On December 31, 2019, Mr. Raymond Stickel, Jr. retired. During the fiscal year ended February 29, 2020, compensation from the Fund for Mr. Stickel was $1,028.
(5)	Mr. LaCava was appointed as Trustee of the Fund effective March 1, 2019.
(6)

Mss. Brown and Krentzman and Messrs. Motley, Vandivort, and Vaughn were appointed as Trustees for all open-end funds in the Invesco Fund Complex (which includes all registered investment companies advised by the Adviser and its affiliates, including other subsidiaries of the Adviser’s parent company, Invesco Ltd.) and the Fund effective June 10, 2019 and were appointed as Trustees for all closed-end funds in the Invesco Fund Complex effective September 17, 2019.

Shareholder Communications

Shareholders may send communications to the Board. Shareholders should send communications intended for the Board by addressing the communication directly to the Board (or individual Board members) and/or otherwise clearly indicating in the salutation that the communication is for the Board (or individual Board members) and by sending the communication to either the Fund’s office or directly to such Board member(s) at the address specified for such trustee above. Other shareholder communications received by the Fund not directly addressed and sent to the Board will be reviewed and generally responded to by management, and will be forwarded to the Board only at management’s discretion based on the matters contained therein.

Trustee Beneficial Ownership of Securities

The dollar range of equity securities beneficially owned by each trustee (i) in the Fund and (ii) on an aggregate basis, in all registered investment companies overseen by the trustee within the Invesco Funds complex, as of December 31, 2019, are as follows:

Trustee Beneficial Ownership of Securities

Independent Trustees	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in the Fund Complex
David C. Arch	$1-$10,000	Over $100,000
Beth Ann Brown	None	Over $100,000
Bruce L. Crockett	None	Over $100,000(1)
Jack M. Fields	None	Over $100,000
Cynthia Hostetler	None	Over $100,000(1)
Eli Jones	None	Over $100,000(1)
Elizabeth Krentzman	None	Over $100,000
Anthony J. LaCava, Jr.	None	Over $100,000(1)
Prema Mathai-Davis	None	Over $100,000(1)
Joel W. Motley	None	Over $100,000(1)
Teresa M. Ressel	None	None
Ann Barnett Stern	None	Over $100,000(1)
Robert C. Troccoli	$10,001- $50,000	Over $100,000(1)
Daniel S. Vandivort	None	Over $100,000(1)
James D. Vaughn	None	Over $100,000(1)
Christopher L. Wilson	None	Over $100,000(1)
Interested Trustee
Martin L. Flanagan	None	Over $100,000

(1)

Includes total amount of compensation deferred by the trustee at his or her election pursuant to a deferred compensation plan. Such deferred compensation is placed in a deferral account and deemed to be invested in one or more of the Invesco Funds.

Retirement Policy

The Trustees have adopted a retirement policy that permits each Trustee to serve until December 31 of the year in which the Trustee turns 75.

Pre-Amendment Retirement Plan For Trustees

The Trustees have adopted a Retirement Plan for the Trustees who are not affiliated with the Adviser. A description of the pre-amendment Retirement Plan follows. Annual retirement benefits are available from the Funds and/or the other Invesco Funds for which a Trustee serves (each, a Covered Fund), for each Trustee who is not an employee or officer of the Adviser, who either (a) became a Trustee prior to December 1, 2008, and who has at least five years of credited service as a Trustee (including service to a predecessor fund) of a Covered Fund, or (b) was a member of the Board of Trustees of a Van Kampen Fund immediately prior to June 1, 2010 (Former Van Kampen Trustee), and has at least one year of credited service as a Trustee of a Covered Fund after June 1, 2010.

For Trustees other than Former Van Kampen Trustees, effective January 1, 2006, for retirements after December 31, 2005, the retirement benefits will equal 75% of the Trustee’s annual retainer paid to or accrued by any Covered Fund with respect to such Trustee during the twelve-month period prior to retirement, including the amount of any retainer deferred under a separate deferred compensation agreement between the Covered Fund and the Trustee. The amount of the annual retirement benefit does not include additional compensation paid for Board meeting fees or compensation paid to the Chair of the Board and the Chairs and Vice Chairs of certain Board committees, whether such amounts are paid directly to the Trustee or deferred. The annual retirement benefit is payable in quarterly installments for a number of years equal to the lesser of (i) sixteen years or (ii) the number of such Trustee’s credited years of service. If a Trustee dies prior to receiving the full amount of retirement benefits, the remaining payments will be made to the deceased Trustee’s designated beneficiary for the same length of time that the Trustee would have received the payments based on his or her service or, if the Trustee has elected, in a discounted lump sum payment. A Trustee must have attained the age of 65 (60 in the event of disability) to receive any retirement benefit. A Trustee may make an irrevocable election to commence payment of retirement benefits upon retirement from the Board before age 72; in such a case, the annual retirement benefit is subject to a reduction for early payment.

If the Former Van Kampen Trustee completes at least 10 years of credited service after June 1, 2010, the retirement benefit will equal 75% of the Former Van Kampen Trustee’s annual retainer paid to or accrued by any Covered Fund with respect to such Trustee during the twelve-month period prior to retirement, including the amount of any retainer deferred under a separate deferred compensation agreement between the Covered Fund and such Trustee. The amount of the annual retirement benefit does not include additional compensation paid for Board meeting fees or compensation paid to the Chair of the Board and the Chairs and Vice Chairs of certain Board committees, whether such amounts are paid directly to the Trustee or deferred. The annual retirement benefit is payable in quarterly installments for 10 years beginning after the later of the Former Van Kampen Trustee’s termination of service or attainment of age 72 (or age 60 in the event of disability or immediately in the event of death). If a Former Van Kampen Trustee dies prior to receiving the full amount of retirement benefits, the remaining payments will be made to the deceased Trustee’s designated beneficiary or, if the Trustee has elected, in a discounted lump sum payment.

If the Former Van Kampen Trustee completes less than 10 years of credited service after June 1, 2010, the retirement benefit will be payable at the applicable time described in the preceding paragraph, but will be paid in two components successively. For the period of time equal to the Former Van Kampen Trustee’s years of credited service after June 1, 2010, the first component of the annual retirement benefit will equal 75% of the compensation amount described in the preceding paragraph. Thereafter, for the period of time equal to the Former Van Kampen Trustee’s years of credited service after June 1, 2010, the second component of the annual retirement benefit will equal the excess of (x) 75% of the compensation amount described in the preceding paragraph, over (y) $68,041 plus an interest factor of 4% per year compounded annually measured from June 1, 2010 through the first day of each year for which payments under this second component are to be made. In no event, however, will the retirement benefits under the two components be made for a period of time greater than 10 years. For example, if the Former Van Kampen Trustee completes 7 years of credited service after June 1, 2010, he or she will receive 7 years of payments under the first component and thereafter 3 years of payments under the second component, and if the Former Van Kampen Trustee completes 4 years of credited service after June 1, 2010, he or she will receive 4 years of payments under the first component and thereafter 4 years of payments under the second component.

Amendment of Retirement Plan and Conversion to Defined Contribution Plan

The Trustees approved an amendment to the Retirement Plan to convert it to a defined contribution plan for active Trustees (the Amended Plan). Under the Amended Plan, the benefit amount was amended for each active Trustee to the present value of the Trustee’s existing retirement plan benefit as of December 31, 2013 (the Existing Plan Benefit) plus the present value of retirement benefits expected to be earned under the Retirement Plan through the end of the calendar year in which the Trustee attained age 75 (the Expected Future Benefit and, together with the Existing Plan Benefit, the Accrued Benefit). On the conversion date, the Covered Funds established bookkeeping accounts in the amount of their pro rata share of the Accrued Benefit, which is deemed to be invested in one or more Invesco Funds selected by the participating Trustees. Such accounts will be adjusted from time to time to reflect deemed investment earnings and losses. Each Trustee’s Accrued Benefit is not funded and, with respect to the payments of amounts held in the accounts, the participating Trustees have the status of unsecured creditors of the Covered Funds. Trustees will be paid the adjusted account balance under the Amended Plan in quarterly installments for the same period as described above.

Deferred Compensation Agreements

Three retired Trustees, as well as Messrs. Crockett, LaCava, Motley, Troccoli, Vandivort, Vaughn and Wilson, Mss. Hostetler and Stern and Drs. Jones and Mathai-Davis (for purposes of this paragraph only, the Deferring Trustees) have each executed a Deferred Compensation Agreement (collectively, the Compensation Agreements). Pursuant to the Compensation Agreements, the Deferring Trustees have the option to elect to defer receipt of up to 100% of their compensation payable by the Funds, and such amounts are placed into a deferral account and deemed to be invested in one or more Invesco Funds selected by the Deferring Trustees.

Distributions from these deferral accounts will be paid in cash, generally in equal quarterly installments over a period of up to ten (10) years (depending on the Compensation Agreement) beginning on the date selected under the Compensation Agreement. If a Deferring Trustee dies prior to the distribution of amounts in his or her deferral account, the balance of the deferral account will be distributed to his or her designated beneficiary. The Compensation Agreements are not funded and, with respect to the payments of amounts held in the deferral accounts, the Deferring Trustees have the status of unsecured creditors of the Funds and of each other Invesco Fund from which they are deferring compensation.

Purchase of Class A Shares of the Fund at Net Asset Value

The Trustees and certain other affiliated persons of the Fund may purchase Class A shares of the Invesco Funds without paying an initial sales charge. Invesco Distributors permits such purchases because there is a reduced sales effort involved in sales to such purchasers, thereby resulting in relatively low expenses of distribution. For a complete description of the persons who will not pay an initial sales charge on purchases of Class A shares of the Fund, see “Purchases of Shares —Class A Shares” in the prospectus.

Purchases of Class Y Shares of the Fund

The Trustees and certain other affiliated persons of the Fund may purchase Class Y shares of the Fund. For a description please see “Purchases of Shares — Class Y Shares” in the prospectus.

Code of Ethics

Invesco, the Fund, Invesco Distributors and certain of the Sub-Advisers each have adopted a Code of Ethics (the “Code of Ethics”) that applies to all Invesco Fund trustees and officers, and employees of Invesco, the Sub-Advisers and their affiliates, and governs, among other things, the personal trading activities of all such persons. Certain Sub-Advisers have adopted their own Code of Ethics. Each Code of Ethics is designed to detect and prevent improper personal trading by portfolio managers and certain other employees that could compete with or take advantage of the Fund’s portfolio transactions. Unless specifically noted, to the extent a Sub-Adviser has adopted its own Code of Ethics, each Sub-Adviser’s Code of Ethics does not materially differ from Invesco’s Code of Ethics discussed below. The Code of Ethics is intended to address conflicts of interest with the Fund that may arise from personal trading in the Invesco Funds. Personal trading, including personal trading involving securities that may be purchased or held by an Invesco Fund, is permitted under the Code of Ethics subject to certain restrictions; however, employees are required to pre-clear security transactions with the Compliance Officer or a designee and to report transactions on a regular basis.

CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES

To the best knowledge of the Fund, the names and addresses of the record and beneficial holders of 5% or more of the outstanding shares of each class of the Fund and the percentage of the outstanding shares held by such holders are set forth below. Unless otherwise indicated below, the Fund has no knowledge as to whether all or any portion of the shares owned of record are also owned beneficially.

A shareholder who owns beneficially 25% or more of the outstanding securities of a Fund is presumed to “control” that Fund as defined in the 1940 Act. Such control may affect the voting rights of other shareholders.

All information listed below is as of June 15, 2020.

Name and Address of Holder	Class of Shares	Approximate Percentage of Ownership on June 15, 2020
MLPF&S for the Sole Benefit of Its Customers*	A	7.68%
Attn: Fund Administration	C	5.12%
4800 Deer Lake Drive E, 2nd Floor	IC	5.68%
Jacksonville, FL 32246-6484
Morgan Stanley Smith Barney*	A	11.71%
For Exclusive Benefits of Customers	C	34.38%
1 New York Plaza, Floor 12	IB	30.81%
New York, NY 10004-1932	IC	15.43%
National Financial Services LLC*	A	8.75%
FEBO Customers Mutual Funds	C	9.51%
499 Washington Boulevard, Floor 5	IB	7.54%
Jersey City, NJ 07310-2010	IC	9.15%
Pershing LLC*	A	8.98%
1 Pershing Plaza	C	9.49%
Jersey City, NJ 07399-0002	Y	12.73%
	IB	6.38%
	IC	7.97%

Name and Address of Holder	Class of Shares	Approximate Percentage of Ownership on June 15, 2020
Raymond James*	A	14.21%
Omnibus for Mutual Funds	Y	11.18%
Attn: CourtneyWaller
880 Carillon Parkway
St. Petersburg, FL 33716-1102
Wells Fargo Clearing Services LLC*	A	11.54%
Special Custody Acct for the Exclusive Benefit of Customer	C	12.58%
2801 Market Street	IB	8.02%
Saint Louis, MO 63103-2523	IC	9.17%
Interactive Brokers LLC*	Y	18.54%
2 Pickwick Plaza
Greenwich, CT 06830-5576
LPL Financial*	A	6.37%
Omnibus Customer Account Attn: Mutual Fund Trading	C	5.09%
4707 Executive Drive	IC	7.08%
San Diego, CA 92121–3091	Y	13.34%
Maril & Co*	Y	32.47%
c/o Reliance Trust Company (WI)
480 Pilgrim Way, Suite 1000
Green Bay, WI 54304-5280 Natixis c/o Fund Solutions Department 47 Quai D’Austerlitz Paris, France 75013	Y	5.07%

*	Shares held “of record” only.

As of June 15, 2020, trustees and officers of the Fund as a group owned less than 1% of the outstanding Shares of each class of the Fund.

INVESTMENT ADVISORY AND OTHER SERVICES

Invesco Advisers, Inc. (the “Adviser”) is the Fund’s investment adviser. The Adviser is an indirect wholly owned subsidiary of Invesco Ltd. The Adviser is located at 1555 Peachtree Street, N.E., Atlanta, Georgia 30309. The Adviser, a successor in interest to multiple investment advisers, has been an investment adviser since 1976.

The Fund and the Adviser are parties to an investment advisory agreement (the “Advisory Agreement”). Under the Advisory Agreement, the Fund retains the Adviser to manage the investment of the Fund’s assets, including the placing of orders for the purchase and sale of portfolio securities. The Adviser obtains and evaluates economic, statistical and financial information to formulate strategy and implement the Fund’s investment objective. The Adviser also furnishes offices, necessary facilities and equipment, renders periodic reports to the Fund’s Board of Trustees and permits its officers and employees to serve without compensation as trustees or officers of the Fund if elected to such positions. The Advisory Agreement also provides that the Adviser shall not be liable to the Fund for any error of judgment or of law, or for any loss suffered by the Fund in connection with the matters to which the Advisory Agreement relates, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Adviser in the performance of its obligations and duties, or by reason of its reckless disregard of its obligations and duties under the Advisory Agreement. Under the Advisory Agreement, the Fund pays the Adviser a monthly fee computed based upon an annual rate applied to the average daily net assets of the Fund as follows:

Average Daily Net Assets	% Per Annum
First $500 million	0.900%
Next $1 billion	0.850%
Next $1 billion	0.825%
Next $500 million	0.800%
Over $3 billion	0.775%

The Adviser may in its sole discretion from time to time waive all or a portion of the advisory fee or reimburse the Fund for all or a portion of its other expenses.

Investment Sub-Advisers

The Adviser has entered into a sub-advisory agreement (the “Sub-Advisory Agreement”) with certain affiliates to serve as sub-advisers to the Fund (each a “Sub-Adviser” and collectively, the “Sub-Advisers”), pursuant to which these affiliated sub-advisers may be appointed by the Adviser from time to time to provide discretionary investment management services, investment advice, and/or order execution services to the Fund. These affiliated sub-advisers, each of which is a registered investment adviser under the Investment Advisers Act of 1940 are:

Invesco Asset Management Deutschland GmbH (Invesco Deutschland)

Invesco Asset Management Ltd. (Invesco Asset Management)

Invesco Asset Management (Japan) Limited (Invesco Japan)

Invesco Hong Kong Limited (Invesco Hong Kong)

Invesco Senior Secured Management, Inc. (Invesco Senior Secured)

Invesco Canada Ltd.(Invesco Canada)

The Adviser and each Sub-Adviser are indirect wholly owned subsidiaries of Invesco Ltd.

The only fees payable to the Sub-Advisers under the Sub-Advisory Agreement are for providing discretionary investment management services. For such services, the Adviser will pay each Sub-Adviser a fee, computed daily and paid monthly, equal to (i) 40% of the monthly compensation that the Adviser receives from the Fund, multiplied by (ii) the fraction equal to the net assets of such Fund as to which such Sub-Adviser shall have provided discretionary investment management services for that month divided by the net assets of such Fund for that month. Pursuant to the Sub-Advisory Agreement, this fee is reduced to reflect contractual or voluntary fee waivers or expense limitations by the Adviser, if any, in effect from time to time. In no event shall the aggregate monthly fees paid to the Sub-Advisers under the Sub-Advisory Agreement exceed 40% of the monthly compensation that the Adviser receives from the Fund pursuant to the Advisory Agreement, as reduced to reflect contractual or voluntary fees waivers or expense limitations by the Adviser, if any.

Advisory Fees

	Fiscal Year Ended February 29, 2020	Fiscal Year Ended February 28, 2019	Fiscal Year Ended February 28, 2018
For the last three fiscal years, the Fund paid the Adviser the approximate advisory fees of	$5,309,189	$6,163,163	$6,983,612

The Administrator

The Adviser serves as the Fund’s administrator (in such capacity, the “Administrator”). The principal place of business of the Adviser is 1555 Peachtree Street, N.E., Atlanta, Georgia 30309.

The Fund pays all expenses incurred in the operation of the Fund including, but not limited to, direct charges relating to the purchase and sale of financial instruments in its portfolio, interest charges, service fees, distribution fees, fees and expenses of legal counsel and the Fund’s independent registered public accounting firm, taxes and governmental fees, expenses (including clerical expenses) of issuance, sale or repurchase of any of the Fund’s portfolio holdings, expenses in connection with the Fund’s dividend reinvestments, membership fees in trade associations, expenses of registering and qualifying the Shares of the Fund for sale under federal and state securities laws, expenses of printing and distributing reports, notices and proxy materials to existing holders of Shares, expenses of filing reports and other documents filed with governmental agencies, expenses of annual and special meetings of holders of Shares, fees and disbursements of the transfer agents, custodians and sub-custodians, expenses of disbursing dividends and distributions, fees, expenses and out-of-pocket costs of trustees of the Fund who are not affiliated with the Adviser, insurance premiums, indemnification and other expenses not expressly provided for in the Advisory Agreement or the Administration Agreement and any extraordinary expenses of a nonrecurring nature.

Administration Fees

	Fiscal Year Ended February 29, 2020	Fiscal Year Ended February 28, 2019	Fiscal Year Ended February 28, 2018
For the last three fiscal years, the Fund paid the Administrator the approximate administrative fees of	$1,487,997	$1,739,166	$1,980,474

FUND MANAGEMENT

Portfolio Manager Fund Holdings and Information on Other Managed Accounts

Invesco’s portfolio managers develop investment models which are used in connection with the management of certain Invesco Funds as well as other mutual funds for which Invesco or an affiliate acts as sub-adviser, other pooled investment vehicles that are not registered mutual funds, and other accounts managed for organizations and individuals. The ‘Investments’ chart reflects the portfolio managers’ investments in the Funds that they manage and includes investments in the Fund’s shares beneficially owned by a portfolio manager, as determined in accordance with Rule 16a-1(a)(2) under the Securities Exchange Act of 1934, as amended (beneficial ownership includes ownership by a portfolio manager’s immediate family members sharing the same household). The ‘Assets Managed’ chart reflects information regarding accounts other than the Funds for which each portfolio manager has day-to-day management responsibilities. Accounts are grouped into three categories: (i) other registered investment companies; (ii) other pooled investment vehicles; and (iii) other accounts. To the extent that any of these accounts pay advisory fees that are based on account performance (performance-based fees), information on those accounts is specifically noted. In addition, any assets denominated in foreign currencies have been converted into U.S. Dollars using the exchange rates as of the applicable date.

Investments

The following information is as of February 29, 2020 (unless otherwise noted):

Portfolio Manager	Dollar Range of Investments in the Fund
Scott Baskind	None
Thomas Ewald	None
Philip Yarrow	None

Assets Managed

The following information is as of February 29, 2020 (unless otherwise noted):

	Other Registered Investment Companies Managed		Other Pooled Investment Vehicles Managed		Other Accounts Managed
Portfolio Manager	Number of Accounts	Assets (in millions)	Number of Accounts	Assets (in millions)	Number of Accounts	Assets (in millions)
Scott Baskind	4	$9,024.4	4	$6,036.6	22	$8,499.4
Thomas Ewald	2	$3,033.6	3	$5,917.1	None	None
Philip Yarrow	3	$4,236.6	3	$5,917.1	None	None

Potential Conflicts of Interest

Actual or apparent conflicts of interest may arise when a portfolio manager has day-to-day management responsibilities with respect to more than one Fund or other account. More specifically, portfolio managers who manage multiple Funds and/or other accounts may be presented with one or more of the following potential conflicts:

•

The management of multiple Funds and/or other accounts may result in a portfolio manager devoting unequal time and attention to the management of each Fund and/or other account. The Adviser and each Sub-Adviser seek to manage such competing interests for the time and attention of portfolio managers by having portfolio managers focus on a particular investment discipline. Most other accounts managed by a portfolio manager are managed using the same investment models that are used in connection with the management of the Funds.

•

If a portfolio manager identifies a limited investment opportunity which may be suitable for more than one Fund or other account, a Fund may not be able to take full advantage of that opportunity due to an allocation of filled purchase or sale orders across all eligible Funds and other accounts. To deal with these situations, the Adviser, each Sub-Adviser and the Funds have adopted procedures for allocating portfolio transactions across multiple accounts.

•

The Adviser and each Sub-Adviser determine which broker to use to execute each order for securities transactions for the Funds, consistent with its duty to seek best execution of the transaction. However, for certain other accounts (such as mutual funds for which Invesco or an affiliate acts as sub-adviser, other pooled investment vehicles that are not registered mutual funds, and other accounts managed for organizations and individuals), the Adviser and each Sub-Adviser may be limited by the client with respect to the selection of brokers or may be instructed to direct trades through a particular broker. In these cases, trades for a Fund in a particular security may be placed separately from, rather than aggregated with, such other accounts. Having separate transactions with respect to a security may temporarily affect the market price of the security or the execution of the transaction, or both, to the possible detriment of the Fund or other account(s) involved.

•

Finally, the appearance of a conflict of interest may arise where the Adviser or Sub-Adviser has an incentive, such as a performance-based management fee, which relates to the management of one Fund or account but not all Funds and accounts for which a portfolio manager has day-to-day management responsibilities. None of the Invesco Fund accounts managed has a performance fee.

The Adviser, each Sub-Adviser, and the Funds have adopted certain compliance procedures which are designed to address these types of conflicts. However, there is no guarantee that such procedures will detect each and every situation in which a conflict arises.

Description of Compensation Structure

For the Adviser and each Sub-Adviser. The Adviser and each Sub-Adviser seek to maintain a compensation program that is competitively positioned to attract and retain high-caliber portfolio managers. Portfolio managers receive a base salary, an incentive cash bonus opportunity and a deferred compensation opportunity. Portfolio manager compensation is reviewed and may be modified each year as appropriate to reflect changes in the market, as well as to adjust the factors used to determine bonuses to promote competitive Fund performance. The Adviser and each Sub-Adviser evaluate competitive market compensation by reviewing compensation survey results conducted by an independent third party of investment industry compensation. Each portfolio manager’s compensation consists of the following three elements:

Base Salary. Each portfolio manager is paid a base salary. In setting the base salary, the Adviser and each Sub-Adviser’s intention is to be competitive in light of the particular portfolio manager’s experience and responsibilities.

Annual Bonus. The portfolio managers are eligible, along with other employees of the Adviser and each Sub-Adviser, to participate in a discretionary year-end bonus pool. The Compensation Committee of Invesco Ltd. reviews and approves the firm-wide bonus pool based upon progress against strategic objectives and annual operating plan, including investment performance and financial results. In addition, while having no direct impact on individual bonuses, assets under management are considered when determining the starting bonus funding levels. Each portfolio manager is eligible to receive an annual cash bonus which is based on quantitative (i.e. investment performance) and non-quantitative factors (which may include, but are not limited to, individual performance, risk management and teamwork).

Each portfolio manager’s compensation is linked to the pre-tax investment performance of the Funds/accounts managed by the portfolio manager as described in Table 1 below.

Table 1

Sub-Adviser	Performance time period(1)
Invesco(2) Invesco Deutschland Invesco Hong Kong(2) Invesco Asset Management Invesco India	One-, Three- and Five-year performance against Fund peer group One-, Three- and Five-year performance against Fund peer group One-, Three- and Five-year performance against Fund peer group One-, Three- and Five-year performance against Fund peer group One-, Three- and Five-year performance against Fund peer group
Invesco Listed Real Assets Division(2) Invesco Senior Secured(2)(3)	One-, Three- and Five-year performance against Fund peer group Not applicable
Invesco Capital(2)(4)	Not applicable
Invesco Canada(2)	One-year performance against Fund peer group Three- and Five-year performance against entire universe of Canadian funds
Invesco Japan(5)	One-, Three- and Five-year performance

(1)	Rolling time periods based on calendar year-end.
(2)	Portfolio managers may be granted an annual deferral award that vests on a pro-rata basis over a four-year period.
(3)	Invesco Senior Secured’s bonus is based on annual measures of equity return and standard tests of collateralization performance.
(4)	Portfolio managers for Invesco Capital base their bonus on Invesco results as well as overall performance of Invesco Capital.
(5)	Portfolio managers for Invesco Pacific Growth Fund’s compensation is based on the one-, three- and five-year performance against the appropriate Micropol benchmark.

High investment performance (against applicable peer group and/or benchmarks) would deliver compensation generally associated with top pay in the industry (determined by reference to the third-party provided compensation survey information) and poor investment performance (versus applicable peer group) would result in low bonus compared to the applicable peer group or no bonus at all. These decisions are reviewed and approved collectively by senior leadership which has responsibility for executing the compensation approach across the organization.

With respect to Invesco Capital, there is no policy regarding, or agreement with, the portfolio managers or any other senior executive of the Adviser to receive bonuses or any other compensation in connection with the performance of any of the accounts managed by the portfolio managers.

Deferred/Long-Term Compensation. Portfolio managers may be granted a deferred compensation award based on a firm-wide bonus pool approved by the Compensation Committee of Invesco Ltd. Deferred compensation awards may take the form of annual deferral awards or long-term equity awards. Annual deferral awards may be granted as an annual stock deferral award or an annual fund deferral award. Annual stock deferral awards are settled in Invesco Ltd. common shares. Annual fund deferral awards are notionally invested in certain Invesco Funds selected by the portfolio manager and are settled in cash. Long-term equity awards are settled in Invesco Ltd. common shares. Both annual deferral awards and long-term equity awards have a four-year ratable vesting schedule. The vesting period aligns the interests of the portfolio managers with the long-term interests of clients and shareholders and encourages retention.

Retirement and health and welfare arrangements. Portfolio managers are eligible to participate in retirement and health and welfare plans and programs that are available generally to all employees.

DISTRIBUTION AND SERVICE

The Fund has adopted a distribution plan (the “Distribution Plan”) with respect to each of its Class A Shares and Class C Shares and in so doing has agreed to comply with Rule 12b-1 under the 1940 Act as if the Fund were an open-end investment company. The Fund also adopted a service plan (the “Service Plan”) with respect to each of its Class A Shares, Class C Shares and Class IC Shares. There is no Distribution Plan or Service Plan for the Class Y Shares or Class IB Shares and no Distribution Plan for Class IC Shares. The Distribution Plan and the Service Plan sometimes are referred to herein collectively as the “Plans”. A portion of the fees under the Plans applicable to Class A Shares, Class C Shares and Class IC Shares are currently being waived by the Distributor as discussed in the Prospectus. The Plans provide that the Fund may spend a portion of the Fund’s average daily net assets attributable to each such class of Shares in connection with the distribution of the respective class of Shares and in connection with the provision of ongoing services to shareholders of such class, respectively. The Distribution Plan and the Service Plan are being implemented through the Distribution and Service Agreement with the Distributor of each such class of the Fund’s Shares, sub-agreements between the Distributor and members of FINRA who are acting as securities dealers and FINRA members or eligible non-members who are acting as brokers or agents and similar agreements between the Fund and financial intermediaries who are acting as brokers (collectively, “Selling Agreements”) that may provide for their customers or clients certain services or assistance, which may include, but not be limited to, processing purchase and repurchase transactions, establishing and maintaining shareholder accounts regarding the Fund, and such other services as may be agreed to from time to time and as may be permitted by applicable statute, rule or regulation. Brokers, dealers and financial intermediaries that have entered into sub-agreements with the Distributor and sell Shares of the Fund are referred to herein as financial intermediaries.

Certain financial intermediaries may be prohibited under law from providing certain underwriting or distribution services. If a financial intermediary was prohibited from acting in any capacity or providing any of the described services, the Distributor would consider what action, if any, would be appropriate. The Distributor does not believe that termination of a relationship with a financial intermediary would result in any material adverse consequences to the Fund.

The Distributor must submit quarterly reports to the Fund’s Board setting forth separately by class of Shares all amounts paid under the Distribution Plan and the purposes for which such expenditures were made, together with such other information as from time to time is reasonably requested by the trustees. The Plans provide that they will continue in full force and effect from year to year so long as such continuance is specifically approved by a vote of the trustees, and also by a vote of the disinterested trustees, cast in person at a meeting called for the purpose of voting on the Plans. Each of the Plans may not be amended to increase materially the amount to be spent for the services described therein with respect to any class of Shares without approval by a vote of a majority of the outstanding voting Shares of such class, and all material amendments to either of the Plans must be approved by the trustees and also by the disinterested trustees. Each of the Plans may be terminated with respect to any class of Shares at any time by a vote of a majority of the disinterested trustees or by a vote of a majority of the outstanding voting Shares of such class.

For Class A Shares in any given year in which the Plans are in effect, the Plans generally provide for the Fund to pay the Distributor the lesser of (i) the amount of the Distributor’s actual expenses incurred during such year less any early withdrawal charges it received during such year (the “actual net expenses”) or (ii) the distribution and service fees at the rates specified in the Prospectus applicable to that class of shares (the “plan fees”). Therefore, to the extent the Distributor’s actual net expenses in a given year are less than the plan fees for such year, the Fund only pays the actual net expenses. Alternatively, to the extent the Distributor’s actual net expenses in a given year exceed the plan fees for such year, the Fund only pays the plan fees for such year. For Class A Shares, there is no carryover of any unreimbursed actual net expenses to succeeding years.

The Plans for Class C Shares are similar to the Plans for Class A Shares, except that any actual net expenses which exceed plan fees for a given year are carried forward and are eligible for payment in future years by the Fund so long as the Plan remains in effect. Thus, for Class C Shares, in any given year in which the Plan is in effect, the Plan generally provides for the Fund to pay the Distributor the lesser of (i) the applicable amount of the Distributor’s actual net expenses incurred during such year for such class of Shares plus any actual net expenses from prior years that are still unpaid by the Fund for such class of Shares or (ii) the applicable plan fees for such class of Shares. Except as may be mandated by applicable law, the Fund does not impose any limit with respect to the number of years into the future that such unreimbursed actual net expenses may be carried forward (on a Fund level basis). These unreimbursed actual net expenses may or may not be recovered through plan fees or early withdrawal charges in future years.

Because of fluctuations in net asset value, the plan fees with respect to a particular Class C Share may be greater or less than the amount of the initial commission (including carrying cost) paid by the Distributor with respect to such Share. In such circumstances, a shareholder of a Share may be deemed to incur expenses attributable to other shareholders of such class.

For the fiscal year ended February 29, 2020, the aggregate expenses paid and unreimbursed under each Plan are as follows:

	Paid	Unreimbursed*	% of average daily net assets
Invesco Senior Loan Fund
Class A Shares	$215,450	$215,450	0.25%
Class C Shares	669,116	669,116	1.00
Class IC Shares	49,208	49,208	0.15

*

If the Plans are terminated or not continued, the Fund would not be contractually obligated to pay the Distributor for any expenses not previously reimbursed by the Fund or recovered through early withdrawal charges.

An estimate by category of the allocation of actual fees paid by Class A, Class C and Class IC Shares of the Fund during the fiscal year ended February 29, 2020 are as follows:

	Advertising	Printing & Mailing	Seminars	Underwriters Compensation	Dealers Compensation	Personnel	Travel
Invesco Senior Loan Fund
Class A	$0	$0	$0	$0	$215,450	$0	$0
Class C	$191	$95	$143	$16,260	$650,440	$1,860	$127
Class IC	$1,705	$974	$1,462	$0	$27,040	$16,809	$1,218

Payments to Dealers. Invesco Distributors may elect to re-allow the entire initial sales charge to dealers for all sales with respect to which orders are placed with Invesco Distributors or its designee during a particular period. Dealers to whom substantially the entire sales charge is re-allowed may be deemed to be “underwriters” as that term is defined under the 1933 Act.

The financial intermediary through which you purchase your shares may receive all or a portion of the sales charges and Rule 12b-1 distribution fees discussed above. In this context, “financial intermediaries” include any broker, dealer, bank (including bank trust departments), insurance company separate account, transfer agent, registered investment adviser, financial planner, retirement plan administrator and any other financial intermediary having a selling, administration or similar agreement with Invesco Distributors or one or more of its corporate affiliates (collectively, the Invesco Distributors Affiliates). In addition to those payments, Invesco Distributors Affiliates may make additional cash payments to financial intermediaries in connection with the promotion and sale of shares of the Invesco Funds. Invesco Distributors Affiliates make these payments from their own resources, from Invesco Distributors’ retention of underwriting concessions and from payments to Invesco Distributors under Rule 12b-1 plans. In the case of sub-accounting payments, discussed below, Invesco Distributors Affiliates will be reimbursed directly by the Invesco Funds for such payments. These additional cash payments are described below. The categories described below are not mutually exclusive. The same financial intermediary, or one or more of its affiliates, may receive payments under more than one or all categories. Most financial intermediaries that sell shares of the Invesco Funds receive one or more types of these cash payments. Financial intermediaries negotiate the cash payments to be paid on an individual basis. Where services are provided, the costs of providing the services and the overall package of services provided may vary from one financial intermediary to another. Invesco Distributors Affiliates do not make an independent assessment of the cost of providing such services.

Certain financial intermediaries listed below received one or more types of the following payments during the prior calendar year. This list is not necessarily current and will change over time. Certain arrangements are still being negotiated, and there is a possibility that payments will be made retroactively to financial intermediaries not listed below. Accordingly, please contact your financial intermediary to determine whether they currently may be receiving such payments and to obtain further information regarding any such payments.

Financial Support Payments. Invesco Distributors Affiliates make financial support payments as incentives to certain financial intermediaries to promote and sell shares of Invesco Funds. The benefits Invesco Distributors Affiliates receive when they make these payments include, among other things, placing Invesco Funds on the financial intermediary’s funds sales system, and access (in some cases on a preferential basis over other competitors) to individual members of the financial intermediary’s sales force or to the financial intermediary’s management. Financial support payments are sometimes referred to as “shelf space” payments because the payments compensate the financial intermediary for including Invesco Funds in its Fund sales system (on its sales shelf). Invesco Distributors Affiliates compensate financial intermediaries differently depending typically on the level and/or type of considerations provided by the financial intermediary. In addition, payments typically apply only to retail sales, and may not apply to other types of sales or assets (such as sales to Retirement and Benefit Plans, qualified tuition programs, or fee based adviser programs – some of which may generate certain other payments described below).

The financial support payments Invesco Distributors Affiliates make may be calculated on sales of shares of Invesco Funds (Sales-Based Payments), in which case the total amount of such payments shall not exceed 0.25% of the public offering price of all such shares sold by the financial intermediary during the particular period. Such payments also may be calculated on the average daily net assets of the applicable Invesco Funds attributable to that particular financial intermediary (Asset-Based Payments), in which case the total amount of such cash payments shall not exceed 0.25% per annum of those assets during a defined period. Sales-Based Payments primarily create incentives to make new sales of shares of Invesco Funds and Asset-Based Payments primarily create incentives to retain previously sold shares of Invesco Funds in investor accounts. Invesco Distributors Affiliates may pay a financial intermediary either or both Sales-Based Payments and Asset-Based Payments.

Sub-Accounting and Networking Support Payments. The Transfer Agent, an Invesco Distributors Affiliate, acts as the transfer agent for the Invesco Funds, registering the transfer, issuance and redemption of Invesco Fund shares, and disbursing dividends and other distributions to Invesco Funds shareholders. However, many Invesco Fund shares are owned or held by financial intermediaries, as that term is defined above, for the benefit of their customers. In those cases, the Invesco Funds often do not maintain an account for the shareholder. Thus, some or all of the transfer agency functions for these accounts are performed by the financial intermediary. In these situations, Invesco Distributors Affiliates may make payments to financial intermediaries that sell Invesco Fund shares for certain transfer agency services, including record keeping and sub-accounting shareholder accounts. Payments for these services typically do not exceed 0.25% (for non-Class R5 shares) or 0.10% (for Class R5 shares) of average annual assets of such share classes or $19 per annum per shareholder account (for non-Class R5 shares only). No Sub-Accounting or Networking Support payments will be made with respect to Invesco Funds’ Class R6 shares or Institutional Class shares. Invesco Distributors Affiliates also may make payments to certain financial intermediaries that sell Invesco Fund shares in connection with client account maintenance support, statement preparation and transaction processing. The types of payments that Invesco Distributors Affiliates may make under this category include, among others, payment of networking fees of up to $10 per shareholder account maintained on certain mutual fund trading systems.

All fees payable by Invesco Distributors Affiliates pursuant to a sub-transfer agency, omnibus account service or sub-accounting agreement are charged back to the Invesco Funds, subject to certain limitations approved by the Board of the Trust.

Other Cash Payments. From time to time, Invesco Distributors Affiliates, at their expense and out of their own resources, may provide additional compensation to financial intermediaries which sell or arrange for the sale of shares of a Fund. Such compensation provided by Invesco Distributors Affiliates may include payment of ticket charges per purchase or exchange order placed by a financial intermediary, one-time payments for ancillary services such as setting up funds on a financial intermediary’s mutual fund trading systems, financial assistance to financial intermediaries that enable Invesco Distributors Affiliates to participate in and/or present at conferences or seminars, sales or training programs for invited registered representatives and other employees, client entertainment, client and investor events, and other financial intermediary-sponsored events, and travel expenses, including lodging incurred by registered representatives and other employees in connection with client prospecting, retention and due diligence trips. Other compensation may be offered to the extent not prohibited by state laws or any self-regulatory agency, such as the Financial Industry Regulatory Authority (FINRA) (formerly, NASD, Inc.). Invesco Distributors Affiliates make payments for entertainment events they deem appropriate, subject to Invesco Distributors Affiliates guidelines and applicable law. These payments may vary depending upon the nature of the event or the relationship.

Invesco Distributors Affiliates are motivated to make the payments described above because they promote the sale of Invesco Fund shares and the retention of those investments by clients of financial intermediaries. To the extent financial intermediaries sell more shares of Invesco Funds or retain shares of Invesco Funds in their clients’ accounts, Invesco Distributors Affiliates benefit from the incremental management and other fees paid to Invesco Distributors Affiliates by the Invesco Funds with respect to those assets.

In certain cases these payments could be significant to the financial intermediary. Your financial intermediary may charge you additional fees or commissions other than those disclosed in the prospectus. You can ask your financial intermediary about any payments it receives from Invesco Distributors Affiliates or the Invesco Funds, as well as about fees and/or commissions it charges. You should consult disclosures made by your financial intermediary at the time of purchase.

Certain Financial Intermediaries that Receive One or More Types of Payments

1st Global Capital Corporation

1st Partners, Inc.

401k Exchange, Inc.

401k Producer Services

Admin Partners LLC

ADP Broker Dealer, Inc.

Advantage Capital Corporation

Advest Inc.

Advisor Group

Advisory Services

AIG Capital Services, Inc.

Alight Financial Solutions

Alliance Benefit Group

Allianz Life

Allstate

Alta Montclair

American Enterprise Investment

American Fidelity Assurance Company

American General

American Portfolios Financial Services Inc.

American Skandia Life Assurance Corporation

American United Life Insurance Company

Ameriprise Financial Services Inc.

Ameritas Life Insurance Corp

Ameritrade

APEX Clearing Corporation

Ascensus

Associated Securities Corporation

AXA

Baden Retirement Plan Services

Bank of America

Bank of New York Mellon

Bank of Oklahoma

Barclays Capital Inc.

Bay Bridge Administrators LLC

BB&T Capital Markets

BC Ziegler

BCG Securities

Benefit Plans Administrators

Benefit Trust Company

Benefits Consultants Group

BMO Harris Bank NA

BNP Paribas

BOSC, Inc.

Branch Banking & Trust Company

Brighthouse Life Insurance Co

Brinker Capital

Brown Brothers Harriman & Co.

Buck Kwasha Securities LLC

Cadaret Grant & Company, Inc.

Cambridge Investment Research, Inc.

Cantella & Co., Inc.

Cantor Fitzgerald & Co.

Capital One Investment Services LLC

Centennial Bank

Center for Due Diligence

Cetera

Charles Schwab & Company, Inc.

Chase

Citi Smith Barney

Citibank NA

Citigroup Global Markets Inc.

City National Bank

Comerica Bank

Commerce Bank

Commonwealth Financial Network LPL

Community National Bank

Compass

Compusys / ERISA Group Inc

Conduent HR Services LLC

Contemporary Financial Solutions, Inc.

CPI Qualified Plan Consultants, Inc.

Credit Suisse Securities

Crowell Weedon & Co.

CUNA Mutual Life

CUSO Financial Services, Inc.

D.A. Davidson & Company

Daily Access Corporation

Delaware Life Insurance Company

Deutsche Bank

Digital Retirement Solutions, Inc.

Diversified Investment Advisors

Dorsey & Company Inc.

Dyatech Corporation

Education Trust Board of New Mexico

Edward Jones & Co.

Envestnet

Envoy Plan Services Inc

Equitable Life Insurance Company

Equity Services, Inc.

Erisa Administrative Services

Expertplan

Farmers Financial Solutions

Fidelity

Fifth Third

Financial Data Services Inc.

Financial Planning Association

Financial Services Corporation

First Clearing Corp.

First Command Financial Planning, Inc.

First Financial Equity Corp.

First Southwest Company

Forethought Life Insurance Company

Forrest T Jones & Company

Frost

FSC Securities Corporation

FTB Advisors

Fund Services Advisors, Inc.

Gardner Michael Capital, Inc.

GE

Genworth

Glenbrook Life and Annuity Company

Global Atlantic

Goldman, Sachs & Co.

Great West Life

Guaranty Bank & Trust

Guardian

GunnAllen Financial

GWFS Equities, Inc.

H.D. Vest

Hantz Financial Services Inc

Hare and Company

Hartford

Hightower Securities, LLC

Hornor, Townsend & Kent, Inc.

HSBC

Huntington

ICMA Retirement Corporation

Institutional Cash Distributors

Intersecurities, Inc.

INVEST Financial Corporation, Inc.

Investment Centers of America, Inc.

J.M. Lummis Securities

Jackson National Life

Jefferson National Life Insurance Company

Jefferson Pilot Securities Corporation

John Hancock

JP Morgan

Kanaly Trust Company

Kaufmann and Global Associates

Kemper

Kestra Investment Services LLC

Key Bank

Ladenburg Thalmann

LaSalle Bank, N.A.

Lincoln

Lincoln Investment Planning

Loop Capital Markets, LLC

LPL Financial

M & T Securities, Inc.

M L Investors Services, Inc.

M&T Bank

Marshall & Ilsley Trust Co., N.A.

Mass Mutual

Matrix

Mellon

Mercer

Merrill Lynch

Metlife

Meyer Financial Group, Inc.

Mid Atlantic Capital Corporation

Midland National Life

Minnesota Life Insurance Co.

MMC Securities

Money Concepts

Morgan Keegan & Company, Inc.

Morgan Stanley

Morningstar Inc

MSCS Financial Services, LLC

Municipal Capital Markets Group, Inc.

Mutual Service Corporation

Mutual Services, Inc.

N F P Securities, Inc.

NatCity Investments, Inc.

National Benefit Services, LLC

National Financial Services

National Plan Administrators

National Planning

National Retirement Partners Inc.

Nationwide

New York Life

Newport Retirement Plan Services, Inc.

Next Financial Group, Inc.

NFP Securities Inc.

Northeast Securities, Inc.

Northern Trust

Northwestern Mutual Investment Services

NRP Financial

Ohio National

Omni Group

OnBrands24 Inc

OneAmerica Financial Partners Inc.

Oppenheimer

Pacific Life

Park Avenue Programs, Inc.

Park Avenue Securities LLC

Pen-Cal Administrators

Penn Mutual Life

Penserv Plan Services

Penson Financial Services

Pershing LLC

PFS Investments, Inc.

Phoenix

Piper Jaffray

PJ Robb

Plains Capital Bank

Plan Administrators

Plan Member Services Corporation

Planco

PNC

Prime Trust LLC

Primerica Shareholder Services, Inc.

Princeton Retirement Group, Inc.

Principal

Princor Financial Services Corporation

Proequities, Inc.

Protective Life

Pruco Securities LLC

Prudential

Qualified Benefits Consultants, Inc.

R B C Dain Rauscher, Inc.

Randall & Hurley, Inc.

Raymond James

RBC Wealth Management

Reliance Trust Company

Ridge Clearing

Riversource (Ameriprise)

Robert W. Baird & Co.

Ross Sinclair & Associates LLC

Royal Alliance Associates

RSBCO

S I Investments, Inc.

SagePoint Financial, Inc.

Salomon Smith Barney

Sanders Morris Harris

SCF Securities, Inc.

Securian Financial Services, Inc.

Security Benefit

Security Distributors, Inc.

Security Financial Resources, Inc.

Sentra Securities

Signator Investors, Inc.

Silverton Capital, Corp.

Simmons First Investment Group, Inc.

Siracusa Benefits Programs

Smith Barney Inc.

Smith Hayes Financial Services

Southwest Securities

Sovereign Bank

Spelman & Company

Standard Insurance Company

State Farm

State Street Bank & Trust Company

Sterne Agee Financial Services, Inc.

Stifel Nicolaus & Company

Summit

Sun Life

SunAmerica Securities, Inc.

SunGard

SunTrust

SWS Financial Services, Inc.

Symetra Investment Services Inc.

T Rowe Price

Talcott Resolution Life Insurance Company

TD Ameritrade

TDS Group

Teacher Insurance and Annuity Association of America

TFS Securities, Inc.

The (Wilson) William Financial Group

The Bank of New York

The Huntington Investment Company

The OMNI Group

The Retirement Plan Company LLC

The Vanguard Group

Thrivent

Thrivent Investment Management Inc.

Transamerica

Trautmann Maher & Associates, Inc.

Treasury Curve

Treasury Strategies

Trust Management Network, LLC

TSA Consulting Group

Tuition Plan Consortium

U.S. Bancorp

UBS Financial Services Inc.

UBS Financial Services, Inc.

Ultimas Asset Services LLC

UMB Financial Services, Inc.

Unified Fund Services, Inc.

Union Bank

Union Central Life Insurance Company

United Planners Financial

United States Life Insurance Company

UPromise Investment Advisors LLC

USI Securities, Inc.

UVEST

V S R Financial Services, Inc.

VALIC

Vanguard

Vining Sparks IBG, LP

VLP Corporate Services LLC

VOYA

VRSCO – American General Distributors

Wachovia

Waddell & Reed, Inc.

Wadsworth Investment Co., Inc.

Wall Street Financial Group, Inc.

Waterstone Financial Group, Inc.

Wells Fargo

Wilmington Trust Retirement and Institutional Services Company

Woodbury Financial Services, Inc.

Xerox HR Solutions LLC

Zions Bank

Zurich American Life Insurance Company

PORTFOLIO TRANSACTIONS AND BROKERAGE ALLOCATION

With respect to interests in Senior Loans, the Fund generally will engage in privately negotiated transactions for purchase or sale in which the Adviser will negotiate on behalf of the Fund, although a more developed market may exist for certain Senior Loans. The Fund may be required to pay fees, or forgo a portion of interest and any fees payable to the Fund, to the Lender selling Participations or Assignments to the Fund. The Adviser will determine the Lenders from whom the Fund will purchase Assignments and Participations by considering their professional ability, level of service, relationship with the Borrower, financial condition, credit standards and quality of management. The illiquidity of many Senior Loans may restrict the ability of the Adviser to locate in a timely manner persons willing to purchase the Fund’s interests in Senior Loans at a fair price should the Fund desire to sell such interests. See “Principal Risks of Investing in the Fund” in the Prospectus. Affiliates of the Adviser may participate in the primary and secondary market for Senior Loans. Because of certain limitations imposed by the 1940 Act, this may restrict the Fund’s ability to acquire some Senior Loans. The Adviser does not believe that this will have a material effect on the Fund’s ability to acquire Senior Loans consistent with its investment policies.

The Adviser is responsible for decisions to buy and sell securities for the Fund, the selection of brokers and dealers to effect the transactions and the negotiation of prices and any brokerage commissions on such transactions. While the Adviser will be primarily responsible for the placement of the Fund’s portfolio business, the policies and practices in this regard are subject to review by the Fund’s Board of Trustees.

The Adviser is responsible for placing portfolio transactions and does so in a manner deemed fair and reasonable to the Fund and not according to any formula. The primary consideration in all portfolio transactions is prompt execution of orders in an effective manner at the most favorable price. In selecting broker-dealers and in negotiating prices and any brokerage commissions on such transactions, the Adviser considers the firm’s reliability, integrity and financial condition and the firm’s execution capability, the size and breadth of the market for the security, the size of and difficulty in executing the order, and the best net price. In selecting among firms, consideration may be given to those firms which supply research and other services in addition to execution services. The Adviser is authorized to pay higher commissions to brokerage firms that provide it with investment and research information than to firms which do not provide such services if the Adviser determines that such commissions are reasonable in relation to the overall services provided. In certain instances, the Adviser may instruct certain broker-dealers to pay for research services provided by executing brokers or third party research providers, which are selected independently by the Adviser. No specific value can be assigned to such research services which are furnished without cost to the Adviser. Since statistical and other research information is only supplementary to the research efforts of the Adviser to the Fund and still must be analyzed and reviewed by its staff, the receipt of research information is not expected to reduce its expenses materially. The investment advisory fee is not reduced as a result of the Adviser’s receipt of such research services. Services provided may include (a) furnishing advice as to the value of securities, the advisability of investing in, purchasing or selling securities, and the availability of securities or purchasers or sellers of securities; (b) furnishing analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy, and the performance of accounts; and (c) effecting securities transactions and performing functions incidental thereto (such as clearance, settlement and custody). When a particular item (such as proxy services) has both research and non-research related uses, the Adviser will make a reasonable allocation of the cost of the item between the research and non-research uses and may pay for the portion of the cost allocated to research uses with commissions. Research services furnished by firms through which the Fund effects its securities transactions may be used by the Adviser in servicing all of its advisory accounts and/or accounts managed by its affiliates that are registered investment advisers; not all of such services may be used by the Adviser in connection with the Fund. To the extent that the Adviser receives these services from broker-dealers, it will not have to pay for these services itself.

The Adviser also may place portfolio transactions, to the extent permitted by law, with brokerage firms (and futures commission merchants) affiliated with the Fund, the Adviser or the Distributor and with brokerage firms participating in the distribution of the Fund’s Shares if it reasonably believes that the quality of execution and the commission are comparable to that available from other qualified firms. Similarly, to the extent permitted by law and subject to the same considerations on quality of execution and comparable commission rates, the Adviser may direct an executing broker to pay a portion or all of any commissions, concessions or discounts to a firm supplying research or other services.

The Adviser may place portfolio transactions at or about the same time for other advisory accounts, including other investment companies. The Adviser seeks to allocate portfolio transactions equitably whenever concurrent decisions are made to purchase or sell securities for the Fund and another advisory account. In some cases, this procedure could have an adverse effect on the price or the amount of securities available to the Fund. In making such allocations among the Fund and other advisory accounts, the main factors considered by the Adviser are the respective sizes of the Fund and other advisory accounts, the respective investment objectives, the relative size of portfolio holdings of the same or comparable securities, the availability of cash for investment, the size of investment commitments generally held and opinions of the persons responsible for recommending the investment.

Certain broker-dealers (and futures commission merchants), through which the Fund may effect securities (or futures) transactions, are affiliated persons (as defined in the 1940 Act) of the Fund or affiliated persons of such affiliates. The Fund’s Board of Trustees has adopted certain policies incorporating the standards of Rule 17e-1 issued by the SEC under the 1940 Act which require that the commissions paid to affiliates of the Fund must be reasonable and fair compared to the commissions, fees or other remuneration received or to be received by other brokers in connection with comparable transactions involving similar securities or instruments during a comparable period of time. The rule and procedures also contain review requirements and require the Adviser to furnish reports to the trustees and to maintain records in connection with such reviews. After consideration of all factors deemed relevant, the trustees will consider from time to time whether the advisory fee for the Fund will be reduced by all or a portion of the brokerage commission paid to affiliated brokers.

Unless otherwise described below, the Fund paid no commissions to affiliated brokers during the last three fiscal years. The Fund paid the following commissions to brokers during the fiscal years shown:

Commissions Paid:	All Brokers	Affiliated Brokers
Fiscal year ended February 29, 2020	$0	$0
Fiscal year ended February 28, 2019	$0	$0
Fiscal year ended February 28, 2018	$0	$0
Fiscal year ended February 29, 2020 Percentages:
% of Total Brokerage Commissions Paid to Affiliated Brokers		0%
% of Total Brokerage Transaction Dollars Effected Through Affiliated Brokers		0%

During the fiscal year ended February 29, 2020, the Fund paid no brokerage commissions to brokers selected primarily on the basis of research services provided to the Adviser.

SHAREHOLDER SERVICES

The Fund offers a number of shareholder services designed to facilitate investment in its Shares at little or no extra cost to the investor. Below is a description of such services. The following information supplements the section in the Fund’s Prospectus captioned “Shareholder Services.”

Reinvestment Plan

A convenient way for investors to accumulate additional Shares is by reinvesting dividends and distributions in Shares of the Fund. Such Shares are acquired at net asset value per Share (without a sales charge) on the applicable payable date of the dividend or distribution. Unless the shareholder instructs otherwise, with respect to Class A Shares, Class C Shares and Class Y Shares, the reinvestment plan (the “Plan”) is automatic. This instruction may be made by visiting our website at www.invesco.com/us by writing to Invesco Investment Services, Inc. (“Invesco Investment Services”) or by telephone by calling (800) 959-4246. With respect to Class IC Shares and Class IB Shares, previous instructions regarding reinvestment of dividends and distributions will continue to apply until such shareholder changes his or her instruction. The investor may, on the account application form or prior to any declaration, instruct that dividends and/or distributions be paid in cash, be reinvested in the Fund at the next determined net asset value or be reinvested in another Participating Fund (as defined in the Prospectus) at the next determined net asset value.

The agent for shareholders in administering the Plan maintains each shareholder’s account in the Plan and furnishes monthly written confirmations of all transactions in the accounts, including information needed by shareholders for personal and tax records. Shares will be held in non-certificated form in the name of the participant, and each shareholder’s proxy will include those Shares purchased pursuant to the Plan. Any fees for the handling of the reinvestment of dividends and distributions will be paid by the Fund.

The automatic reinvestment of dividends and distributions will not relieve participants of any federal income tax that may be payable or required to be withheld on such dividends or distributions.

Experience under the Plan may indicate that changes are desirable. Accordingly, the Fund reserves the right to amend or terminate the Plan as applied to any dividend or distribution paid subsequent to written notice of the change sent to all shareholders of the Fund at least 90 days before the record date for the dividend or distribution. The Plan also may be amended or terminated by the agent for shareholders administering the Plan by at least 90 days written notice to all shareholders of the Fund.

A shareholder may withdraw from the Plan at any time by contacting Invesco Investment Services at the address or telephone number set forth below. There is no penalty for non-participation in or withdrawal from the Plan, and shareholders who have previously withdrawn from the Plan may rejoin it at any time. Changes in elections should be directed to Invesco Investment Services and should include the name of the Fund and the shareholder’s name and address as registered. An election to withdraw from the Plan will, until such election is changed, be deemed to be an election by a shareholder to take all subsequent dividends and distributions in cash. Elections will only be effective for dividends and distributions declared after, and with a record date of at least ten days after, such elections are received by Invesco Investment Services. When a participant withdraws from the Plan or upon termination of the Plan as provided above, whole Shares credited to his or her account under the Plan will be issued and a cash payment will be made for any fraction of a Share credited to such account. All correspondence concerning the dividend reinvestment plan should be directed to the Invesco Investment Services, Inc., P.O. Box 4739, Houston, Texas 77210-4739. Please call (800) 959-4246 if you have questions regarding the Plan.

Retirement Plans

Eligible investors may establish individual retirement accounts (“IRAs”); SEP; SIMPLE IRAs; or other pension or profit sharing plans. Documents and forms containing detailed information regarding these plans are available from the Distributor.

Dividend Diversification

A Class A Shareholder, Class C Shareholder or Class Y Shareholder may elect, by completing the appropriate section of the account application form or by calling (800) 959-4246, to have all dividends and distributions paid on such class of Shares of the Fund invested into shares of the same class of any of the Participating Funds (as defined in the Prospectus) so long as the investor has a pre-existing account for such class of shares of the other fund. A Class IB or Class IC Shareholder may elect (or may modify a prior election), by completing the appropriate section of the account application form or by calling (800) 959-4246, to have all dividends and distributions paid on such class of Shares of the Fund invested into Class A Shares of any of the Participating Funds (other than the Fund) so long as the investor has a pre-existing account for such class of shares of the other fund. A Class IB or Class IC Shareholder who prior to February 18, 2005 elected to utilize dividend diversification with respect to former Class B Shares (now Class IB Shares) or former Class C Shares (now Class IC Shares) of the Fund will have all dividends and distributions paid on such class of Shares of the Fund invested into the class of shares of the Participating Fund previously designated by such shareholder, unless such shareholder changes his or her election (the method of which is described above). Both accounts must be of the same type, either non-retirement or retirement. If the accounts are retirement accounts, they must both be of the same type of retirement plan (e.g., IRA, 403(b)(7), 401(k), Money Purchase and Profit Sharing plans) and for the benefit of the same individual. If a qualified, pre-existing account does not exist, the shareholder must establish a new account subject to any requirements of the Participating Fund into which distributions will be invested. Distributions are invested into the selected Participating Fund, provided that shares of such Participating Fund are available for sale, at its net asset value per share as of the payable date of the distribution from the Fund.

Reinstatement Privilege

A Class A Shareholder, Class Y Shareholder, Class IB Shareholder or Class IC Shareholder who has tendered for repurchase Shares of the Fund may reinstate any portion or all of the net proceeds of such repurchase (and may include that amount necessary to acquire a fractional Share to round off his or her purchase to the next full Share) in Class A Shares of any Participating Fund. A Class C Shareholder who has tendered for repurchase Shares of the Fund may reinstate any portion or all of the net proceeds of such repurchase (and may include that amount necessary to acquire a fractional Share to round off his or her purchase to the next full Share) in Class C Shares of any Participating Fund with credit given for any early withdrawal charge paid on the amount of shares reinstated from such repurchase, provided that such shareholder has not previously exercised this reinstatement privilege with respect to Class C Shares of the Fund. Shares acquired in this manner will be deemed to have the original cost and purchase date of the repurchased Shares for purposes of applying the early withdrawal charge (if any) to subsequent repurchases. Reinstatements are made at the net asset value per Share (without a sales charge or early withdrawal charge) next determined after the order is received, which must be made within 180 days after the date of the repurchase, provided that shares of the Participating Fund into which shareholders desire to reinstate their net proceeds of a repurchase of Shares of the Fund are available for sale. Reinstatement at net asset value per Share is also offered to participants in eligible retirement plans for repayment of principal (and interest) on their borrowings on such plans, provided that Shares of the Participating Fund are available for sale. Any gain or loss realized by the shareholder upon repurchase of Shares is a taxable event regardless of whether the shareholder reinstates all or any portion of the net proceeds of the repurchase. Any such loss may be disallowed, to the extent of the reinstatement, under the so-called “wash sale” rules if the reinstatement occurs within 30 days after such repurchase. In that event, the shareholder’s tax basis in the Shares acquired pursuant to the reinstatement will be increased by the amount of the disallowed loss, and the shareholder’s holding period for such Shares will include the holding period for the repurchased shares.

NET ASSET VALUE

The net asset value per share of the Fund’s shares is determined by calculating the total value of the Fund’s assets, deducting its total liabilities, and dividing the result by the number of Shares outstanding.

Senior Loans will be valued by the Fund following valuation guidelines established and periodically reviewed by the Fund’s Board of Trustees. Under the valuation guidelines, Senior Loans and securities for which reliable market quotes are readily available are valued at the mean of such bid and ask quotes and all other Senior Loans, securities and assets of the Fund are valued at fair value in good faith following procedures established by the Board of Trustees.

Short-term obligations held by the Fund that mature in 60 days or less are valued at amortized cost, if their original term to maturity when acquired by the Fund was 60 days or less, or are valued at amortized cost using their value on the 61st day prior to maturity, if their original term to maturity when acquired by the Fund was more than 60 days, unless in each case this is determined not to represent fair value. Repurchase agreements will be valued at cost plus accrued interest.

EARLY WITHDRAWAL CHARGE — CLASS A

As described in the Fund’s Prospectus under “Purchase of Shares — Class A Shares,” there is no sales charge payable on Class A Shares at the time of purchase on investments of $1 million or more, but an early withdrawal charge (“EWC – Class A”) may be imposed on certain repurchases made within eighteen months of purchase. For purposes of the EWC – Class A, when shares of a Participating Fund are exchanged for shares of another Participating Fund, the purchase date for the shares acquired by exchange will be assumed to be the date on which shares were purchased in the fund from which the exchange was made. If the exchanged shares themselves are acquired through an exchange, the purchase date is assumed to carry over from the date of the original election to purchase shares subject to an EWC – Class A rather than a front-end load sales charge. In determining whether an EWC – Class A is payable, it is assumed that Shares being repurchased first are any Shares in the shareholder’s account not subject to an EWC – Class A followed by Shares held the longest in the shareholder’s account. The EWC – Class A is assessed on an amount equal to the lesser of the then current market value or the cost of the Shares being repurchased. Accordingly, no EWC – Class A is imposed on increases in net asset value above the initial purchase price. In addition, no EWC – Class A is assessed on Shares derived from reinvestment of dividends or distributions.

WAIVER OF EARLY WITHDRAWAL CHARGES

As described in the Fund’s Prospectus under “Repurchase of Shares,” repurchases of Class C Shares will be subject to an early withdrawal charge (“EWC – Class C”). The EWC – Class A (defined above) and EWC – Class C are waived on repurchases in the circumstances described below:

Repurchase Upon Death or Disability

The Fund will waive the EWC – Class A and the EWC – Class C on repurchases following the death or disability of a Class A Shareholder or a Class C Shareholder. An individual will be considered disabled for this purpose if he or she meets the definition thereof in Section 72(m)(7) of the Internal Revenue Code of 1986, as amended (the “Code”), which in pertinent part defines a person as disabled if such person “is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or to be of long-continued and indefinite duration.” While the Fund does not specifically adopt the balance of the Code’s definition which pertains to furnishing the Secretary of Treasury with such proof as he or she may require, the Distributor will require satisfactory proof of death or disability before it determines to waive the EWC –Class A or the EWC – Class C.

In cases of death or disability, the EWC – Class A and the EWC – Class C will be waived where the decedent or disabled person is either an individual shareholder or owns the Shares as a joint tenant with right of survivorship or is the beneficial owner of a custodial or fiduciary account, and where the repurchase is made within one year of the death or initial determination of disability. This waiver of the EWC – Class A and the EWC – Class C applies to a total or partial repurchase, but only to a repurchase of Shares held at the time of the death or initial determination of disability.

Repurchase in Connection with Certain Distributions from Retirement Plans

The Fund will waive the EWC – Class A and the EWC – Class C when a total or partial repurchase is made in connection with certain distributions from retirement plans. The EWC – Class C will be waived upon the tax-free rollover or transfer of assets to another retirement plan invested in one or more Participating Funds; in such event, as described below, the Fund will “tack” the period for which the original Shares were held on to the holding period of the Shares acquired in the transfer or rollover for purposes of determining what, if any, EWC – Class A or EWC – Class C is applicable in the event that such acquired Shares are repurchased following the transfer or rollover. The EWC – Class A and the EWC – Class C also will be waived on any repurchase which results from the return of an excess contribution or other contribution pursuant to Code Section 408(d)(4) or (5), the return of excess contributions or excess deferral amounts pursuant to Code Section 401(k)(8) or 402(g)(2) or the financial hardship of the employee pursuant to U.S. Treasury regulation Section 1.401(k)-1(d)(2). In addition, the EWC – Class A and the EWC – Class C will be waived on any minimum distribution required to be distributed in accordance with Code Section 401(a)(9).

The Fund does not intend to waive the EWC – Class A or the EWC – Class C for any distributions from IRAs or other retirement plans not specifically described above.

No Initial Commission or Transaction Fee

The Fund will waive the EWC – Class A in circumstances under which no commission or transaction fee is paid to authorized dealers at the time of purchase of Class A Shares. The Fund will waive the EWC – Class C in certain 401(k) plans in circumstances under which no commission or transaction fee is paid to authorized dealers at the time of purchase of Class C Shares.

TAXATION

Taxation of the Fund

The following discussion and the taxation discussion in the Prospectus are summaries of certain federal income tax considerations affecting the Fund and its shareholders. The discussions reflect applicable federal income tax laws of the United States as of the date of this Statement of Additional Information, which tax laws may be changed or subject to new interpretations by the courts or the Internal Revenue Service (the “IRS”) retroactively or prospectively. These discussions assume that the Fund’s shareholders hold their Shares as capital assets for federal income tax purposes (generally, assets held for investment). No attempt is made to present a detailed explanation of all federal income tax considerations affecting the Fund and its shareholders, and the discussions set forth herein and in the Prospectus do not constitute tax advice. No ruling has been or will be sought from the IRS regarding any matter discussed herein. Counsel to the Fund has not rendered any legal opinion regarding any tax consequences relating to the Fund or its shareholders. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position different from any of the tax aspects summarized below. Shareholders must consult their own tax advisers regarding the federal income tax consequences of an investment in the Fund as well as state, local and foreign tax considerations and any proposed tax law changes.

The Fund intends to continue to qualify as a regulated investment company under Subchapter M of the Code. To qualify as a regulated investment company, the Fund must comply with certain requirements of the Code relating to, among other things, the sources of its income and diversification of its assets.

The Fund must derive in each taxable year at least 90% of its gross income from the following sources: (a) dividends, interest (including tax-exempt interest), payments with respect to certain securities loans, and gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including but not limited to gain from options, futures and forward contracts) derived with respect to its business of investing in such stock, securities or foreign currencies; and (b) interests in publicly traded partnerships that are treated as partnerships for U.S. federal income tax purposes and that derive less than 90% of their gross income from the items described in clause (a) above (each, a “Qualified Publicly Traded Partnership”) (the “Income Requirement”).

The Fund must diversify its holdings so that, at the end of each quarter of each taxable year, (a) at least 50% of the market value of the Fund’s total assets is represented by cash and cash items (including receivables), U.S. government securities, the securities of other regulated investment companies and other securities, with such other securities limited, in respect of any one issuer, to an amount not greater than 5% of the value of the Fund’s total assets and not more than 10% of the outstanding voting securities of such issuer and (b) not more than 25% of the market value of the Fund’s total assets is invested in the securities (other than U.S. government securities and the securities of other regulated investment companies) of (I) any one issuer, (II) any two or more issuers that the Fund controls and that are determined to be engaged in the same business or similar or related trades or businesses or (III) any one or more Qualified Publicly Traded Partnerships (the “Asset Diversification Test”).

If the Fund so qualifies and distributes each year to its shareholders at least 90% of its investment company taxable income (generally including ordinary income and net short-term capital gain, but not net capital gain, which is the excess of net long-term capital gain over net short-term capital loss) and meets certain other requirements, it will not be required to pay federal income taxes on any income it distributes to shareholders. The Fund intends to distribute at least the minimum amount necessary to satisfy the 90% distribution requirement. The Fund will not be subject to federal income tax on any net capital gain distributed to shareholders and designated as capital gain dividends.

To avoid a nondeductible 4% excise tax, the Fund will be required to distribute, by December 31st of each year, at least an amount equal to the sum of (i) 98% of its ordinary income for such year, (ii) 98.2% of its capital gain net income (the latter of which generally is computed on the basis of the one-year period ending on October 31st of such year), and (iii) any amounts that were not distributed in previous taxable years. For purposes of the excise tax, any ordinary income or capital gain net income retained by, and subject to federal income tax in the hands of, the Fund will be treated as having been distributed.

If the Fund failed to qualify as a regulated investment company in any taxable year, the Fund would be taxed as an ordinary corporation on its taxable income (even if such income were distributed to its shareholders) and all distributions out of earnings and profits would be taxed to shareholders as ordinary dividend income eligible for the reduced maximum rates for qualified dividend income. In addition, the Fund could be required to recognize unrealized gains, pay taxes and make distributions (which could be subject to interest charges) before requalifying for taxation as a regulated investment company. Subject to savings provisions for certain inadvertent failures to satisfy the Income Requirement or Asset Diversification Test which, in general, are limited to those due to reasonable cause and not willful neglect, it is possible that the Fund will not qualify as a regulated investment company in any given tax year. Even if such savings provisions apply, the Fund may be subject to a monetary sanction of $50,000 or more.

Some of the Fund’s investment practices may be subject to special provisions of the Code that, among other things, may (i) disallow, suspend or otherwise limit the allowance of certain losses or deductions, including the dividends-received deduction, (ii) convert lower taxed long-term capital gain or “qualified dividend income” into higher taxed short-term capital gain or ordinary income, (iii) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited), (iv) cause the Fund to recognize income or gain without a corresponding receipt of cash, (v) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (vi) adversely alter the characterization of certain complex financial transactions and/or (vii) produce income that will not qualify as good income for purposes of the annual gross income requirement that the Fund must meet to be treated as a regulated investment company. The Fund intends to monitor its transactions and may make certain tax elections or take other actions to mitigate the effect of these provisions and prevent disqualification of the Fund as a regulated investment company.

Investments of the Fund in securities issued at a discount or providing for deferred interest or payment of interest in kind are subject to special tax rules that will affect the amount, timing and character of distributions to shareholders. For example, with respect to securities issued at a discount, the Fund generally will be required to accrue as income each year a portion of the discount and to distribute such income each year to maintain its qualification as a regulated investment company and to avoid income and excise taxes. (2017 legislation commonly known as the Tax Cuts and Jobs Act requires certain taxpayers to recognize items of gross income for tax purposes in the year in which the taxpayer recognizes the income for financial accounting purposes. For financial accounting purposes, market discount must be accrued currently on a constant yield to maturity basis regardless of whether a current inclusion election is made. While the exact scope of this provision is not known at this time, it could cause a fund to recognize income earlier for tax purposes than would otherwise have been the case prior to the enactment of the Tax Cuts and Jobs Act.) To generate sufficient cash to make the distributions necessary to satisfy the 90% distribution requirement and to avoid income and excise taxes, the Fund may have to borrow money and/or dispose of securities that it would otherwise have continued to hold.

Income from investments in foreign securities received by the Fund may be subject to income, withholding or other taxes imposed by foreign countries and U.S. possessions. Such taxes will not be deductible or creditable by shareholders. Tax conventions between certain countries and the United States may reduce or eliminate such taxes.

Certain non-corporate U.S. shareholders whose income exceeds certain thresholds will be required to pay a 3.8% Medicare tax on their net investment income, which includes dividends received from the Fund and capital gains from the sale or other disposition of the Fund’s Shares.

As discussed under the heading “Risks — Borrower Credit Risk” in the Prospectus, the Fund may acquire Senior Loans of Borrowers that are experiencing, or are likely to experience, financial difficulty, including Senior Loans of Borrowers that have filed for bankruptcy protection. Investments in Senior Loans that are at risk of or in default may present special tax issues for the Fund. Federal income tax rules are not entirely clear about issues such as when the Fund may cease to accrue interest, original issue discount or market discount, when and to what extent deductions may be taken for bad debts or worthless securities, how payments received on obligations in default should be allocated between principal and interest and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Fund, in the event that they arise with respect to Senior Loans it owns, in order to seek to ensure that it distributes sufficient income to preserve its status as a regulated investment company and does not become subject to federal income or excise tax.

The capital losses of the Fund, if any, do not flow through to shareholders. Rather, the Fund may use its capital losses, subject to applicable limitations, to offset its capital gains without being required to pay taxes on or distribute to shareholders such gains that are offset by the losses. If the Fund has a “net capital loss” (that is, capital losses in excess of capital gains), the excess (if any) of the Fund’s net short-term capital losses over its net long-term capital gains is treated as a short-term capital loss arising on the first day of the Fund’s next taxable year, and the excess (if any) of the Fund’s net long-term capital losses over its net short-term capital gains is treated as a long-term capital loss arising on the first day of the Fund’s next taxable year. Any such net capital losses of the Fund that are not used to offset capital gains may be carried forward indefinitely to reduce any future capital gains realized by the Fund in succeeding taxable years. The amount of capital losses that can be carried forward and used in any single year is subject to an annual limitation if there is a more than 50% “change in ownership” of the Fund. An ownership change generally results when shareholders owning 5% or more of the Fund increase their aggregate holdings by more than 50% over a three-year look-back period. An ownership change could result in capital loss carryovers being used at a slower rate, thereby reducing the Fund’s ability to offset capital gains with those losses. An increase in the amount of taxable gains distributed to the Fund’s shareholders could result from an ownership change. The Fund undertakes no obligation to avoid or prevent an ownership change, which can occur in the normal course of shareholder purchases and redemptions or as a result of engaging in a tax-free reorganization with another fund. Moreover, because of circumstances beyond the Fund’s control, there can be no assurance that the Fund will not experience, or has not already experienced, an ownership change.

Distributions to Shareholders

Distributions of the Fund’s investment company taxable income are taxable to shareholders as ordinary income to the extent of the Fund’s earnings and profits, whether paid in cash or reinvested in additional Shares. Distributions of the Fund’s net capital gains designated as capital gain dividends, if any, are taxable to shareholders as long-term capital gains regardless of the length of time Shares have been held by such shareholders, whether paid in cash or reinvested in additional Shares. Distributions in excess of the Fund’s earnings and profits will first reduce the adjusted tax basis of a shareholder’s Shares and, after such adjusted tax basis is reduced to zero, will constitute capital gain to such shareholder.

Current law provides for reduced federal income tax rates on (1) long-term capital gains received by individuals and certain other non-corporate taxpayers and (2) “qualified dividend income” received by individuals and certain other non-corporate taxpayers from certain domestic and foreign corporations. Fund shareholders, as well as the Fund itself, must also satisfy certain holding period and other requirements in order for such reduced rates for “qualified dividend income” dividends to apply. Because the Fund intends to invest primarily in Senior Loans and other senior debt securities, ordinary income dividends paid by the Fund generally will not be eligible for the reduced rates applicable to “qualified dividend income” or the corporate dividends-received deduction. To the extent that distributions from the Fund are designated as capital gain dividends, such distributions will be eligible for the reduced rates applicable to long-term capital gains. The Fund will inform shareholders of the source and tax status of all distributions promptly after the close of each calendar year.

Shareholders receiving distributions in the form of additional Shares issued by the Fund will be treated for federal income tax purposes as receiving a distribution in an amount equal to the fair market value of the Shares received, determined as of the distribution date. The tax basis of such Shares will equal their fair market value on the distribution date.

Although dividends generally will be treated as distributed when paid, dividends declared in October, November or December, payable to shareholders of record on a specified date in such month and paid during January of the following year, will be treated as having been distributed by the Fund and received by the shareholders on the December 31st prior to the date of payment. In addition, certain other distributions made after the close of a taxable year of the Fund may be “spilled back” and generally treated as paid by the Fund (except for purposes of the nondeductible 4% excise tax) during such taxable year. In such case, shareholders will be treated as having received such dividends in the taxable year in which the distribution was actually made.

Sale of Shares

The sale or exchange of Shares in connection with a repurchase of shares, as well as certain other transfers, will be a taxable transaction for federal income tax purposes. Except as discussed below, selling shareholders will generally recognize capital gain or capital loss in an amount equal to the difference between their adjusted tax basis in the Shares sold and the amount received. Any loss recognized upon a taxable disposition of Shares held for six months or less will be treated as a long-term capital loss to the extent of any capital gain dividends received with respect to such Shares. For purposes of determining whether Shares have been held for six months or less, the holding period is suspended for any periods during which the shareholder’s risk of loss is diminished as a result of holding one or more other positions in substantially similar or related property or through certain options or short sales.

The sale of Shares pursuant to a repurchase offer will be a taxable transaction for federal income tax purposes, either as a “sale or exchange” or, under certain circumstances, as a “dividend.” Under the Code, a sale of Shares pursuant to a repurchase offer generally will be treated as a sale or exchange if the receipt of cash by the shareholder: (a) results in a “complete redemption” of the shareholder’s interest in the Fund, (b) is “substantially disproportionate” with respect to the shareholder or (c) is “not essentially equivalent to a dividend” with respect to the shareholder. In determining whether any of these tests has been met, Shares actually owned, as well as Shares considered to be owned by the shareholder by reason of certain constructive ownership rules set forth in the Code, generally must be taken into account. If any of these three tests for sale or exchange treatment is met, a shareholder will recognize capital gain or capital loss equal to the difference between the amount of cash received by the shareholder pursuant to the repurchase offer and the tax basis of the Shares sold.

If none of the tests set forth in the Code is met, amounts received by a shareholder who sells Shares pursuant to the repurchase offer will be taxable to the shareholder as a “dividend” to the extent of such shareholder’s allocable share of the Fund’s current or accumulated earnings and profits. No part of such a dividend would constitute “qualified dividend income” eligible for reduced federal income tax rates. The excess of such amounts received over the portion that is taxable as a dividend would constitute a non-taxable return of capital (to the extent of the shareholder’s tax basis in the Shares sold pursuant to the repurchase offer). Any amounts in excess of the shareholder’s tax basis would constitute taxable gain. Thus, a shareholder’s tax basis in the Shares sold will not reduce the amount of the dividend. Any remaining tax basis in the Shares tendered to the Fund will be transferred to any remaining Shares held by such shareholder.

The Fund is required to report to shareholders and the IRS annually on Form 1099-B the cost basis of shares purchased or acquired on or after January 1, 2012 where the cost basis of the shares is known by the Fund (referred to as “covered shares”) and which are disposed of after that date. However, cost basis reporting is not required for certain shareholders, including shareholders investing in the Fund through a tax-advantaged retirement account, such as a 401(k) plan or an individual retirement account. When required to report cost basis, the Fund will calculate it using the Fund’s default method, unless the shareholder instructs the Fund to use a different calculation method. For additional information regarding the Fund’s available cost basis reporting methods, including its default method, shareholders should contact the Fund. If a shareholder holds their Fund shares through a broker (or other nominee), the shareholder should contact that broker (nominee) with respect to reporting of cost basis and available elections for their account.

Withholding on Payments to Non-U.S. Shareholders

For purposes of this and the following paragraphs, a “Non-U.S. Shareholder” shall include any shareholder that is not a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) and who is not:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to federal income taxation regardless of its source; or

•

a trust that (i) is subject to the primary supervision of a U.S. court and which has one or more U.S. fiduciaries who have the authority to control all substantial decisions of the trust, or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

A Non-U.S. Shareholder generally will be subject to withholding of federal income tax at a 30% rate (or lower applicable treaty rate), rather than backup withholding (discussed below), on dividends from the Fund (other than capital gain dividends) that are not “effectively connected” with a U.S. trade or business carried on by such shareholder, provided that the shareholder furnishes to the Fund a properly completed IRS Form W-8BEN or IRS Form W-8BEN-E certifying the shareholder’s non-United States status.

If the income from the Fund is not effectively connected with a U.S. trade or business carried on by a Non-US Shareholder, distributions to such shareholder will be subject to U.S. withholding tax at the rate of 30% (or lower treaty rate) upon the gross amount of the distribution, subject to certain exemptions including those for dividends reported by the Fund to shareholders as:

•

capital gain dividends paid by the Fund from its net long-term capital gains (other than those from disposition of a U.S. real property interest), unless you are a nonresident alien present in the United States for a period or periods aggregating 183 days or more during the calendar year; and

•	interest-related dividends paid by the Fund from its qualified net interest income from U.S. sources and short-term capital gain dividends.

However, the Fund does not intend to utilize the exemptions for interest-related dividends paid and short-term capital gain dividends paid. Moreover, notwithstanding such exemptions from U.S. withholding at the source, any dividends and distributions of income and capital gains, including the proceeds from the sale of your Fund Shares, will be subject to backup withholding at a rate of 24% if you fail to properly certify that you are not a U.S. person. See “Backup Withholding” and “Information Reporting” below.

If income from the Fund or gains recognized from the sale of Shares are effectively connected with a Non-U.S. Shareholder’s U.S. trade or business, then such amounts will not be subject to the 30% withholding described above, but rather will be subject to federal income tax on a net basis at the tax rates applicable to U.S. citizens and residents or domestic corporations. To establish that income from the Fund or gains recognized from the sale of Shares are effectively connected with a U.S. trade or business, a Non-U.S. Shareholder must provide the Fund with a properly completed IRS Form W-8ECI certifying that such amounts are effectively connected with the Non-U.S. Shareholder’s U.S. trade or business. Non-U.S. Shareholders that are corporations may also be subject to an additional “branch profits tax” with respect to income from the Fund that is effectively connected with a U.S. trade or business.

The tax consequences to a Non-U.S. Shareholder entitled to claim the benefits of an applicable tax treaty may be different from those described in this section. To claim tax treaty benefits, Non-U.S. Shareholders will be required to provide the Fund with a properly completed IRS Form W-8BEN or IRS Form W-8BEN-E certifying their entitlement to the benefits. In addition, in certain cases where payments are made to a Non-U.S. Shareholder that is a partnership or other pass-through entity, both the entity and the persons holding an interest in the entity will need to provide certification. For example, an individual Non-U.S. Shareholder who holds Shares in the Fund through a non-U.S. partnership must provide an IRS Form W-8BEN or IRS Form W-8BEN-E to claim the benefits of an applicable tax treaty. Non-U.S. Shareholders are advised to consult their advisers with respect to the tax implications of purchasing, holding and disposing of Shares of the Fund.

Under the Foreign Account Tax Compliance Act (FATCA), the Fund will be required to withhold a 30% tax on income dividends made by the Fund to certain foreign entities, referred to as foreign financial institutions or non-financial foreign entities, that fail to comply (or be deemed compliant) with extensive reporting and withholding requirements designed to inform the U.S. Department of the Treasury of U.S.-owned foreign investment accounts. After December 31, 2018, FATCA withholding also would have applied to certain capital gain distributions, return of capital distributions and the proceeds arising from the sale of Fund shares; however, based on proposed regulations issued by the IRS, which can be relied upon currently, such withholding is no longer required unless final regulations provide otherwise (which is not expected). The Fund may disclose the information that it receives from its shareholders to the IRS, non-U.S. taxing authorities or other parties as necessary to comply with FATCA or similar laws. Withholding also may be required if a foreign entity that is a shareholder of the Fund fails to provide the Fund with appropriate certifications or other documentation concerning its status under FATCA.

Backup Withholding

The Fund may be required to withhold federal income tax (“backup withholding”) from dividends and proceeds from the repurchase of Shares paid to non-corporate shareholders. This tax may be withheld from dividends paid to a shareholder (other than a Non-U.S. Shareholder that properly certifies its non-United States status) if (i) the shareholder fails to properly furnish the Fund with its correct taxpayer identification number, (ii) the IRS notifies the Fund that the shareholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect or (iii) when required to do so, the shareholder fails to certify that the taxpayer identification number provided is correct, that the shareholder is not subject to backup withholding and that the shareholder is a U.S. person (as defined for federal income tax purposes). Repurchase proceeds may be subject to backup withholding under the circumstances described in (i) above.

Generally, dividends paid to Non-U.S. Shareholders that are subject to the 30% federal income tax withholding described above under “Withholding on Payments to Non-U.S. Shareholders” are not subject to backup withholding. To avoid backup withholding on capital gain dividends and gross proceeds from the repurchase of Shares, Non-U.S. Shareholders must provide a properly completed IRS Form W-8BEN or IRS Form W-8BEN-E certifying their non-United States status.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from payments made to a shareholder may be refunded or credited against such shareholder’s federal income tax liability, if any, provided that the required information is furnished timely to the IRS.

Information Reporting

The Fund must report annually to the IRS and to each shareholder (other than a Non-U.S. Shareholder that properly certifies its non-United States status) the amount of dividends from investment company taxable income and capital gains and repurchase proceeds paid to such shareholder and the amount, if any, of tax withheld pursuant to backup withholding rules with respect to such amounts. In the case of a Non-U.S. Shareholder, the Fund must report to the IRS and such Shareholder the amount of dividends from investment company taxable income and capital gains and repurchase proceeds paid that are subject to withholding (including backup withholding, if any) and the amount of tax withheld, if any, with respect to such amounts. This information may also be made available to the tax authorities in the Non-U.S. Shareholder’s country of residence.

OTHER INFORMATION

Proxy Voting Policy and Proxy Voting Record

The Board believes that the voting of proxies on securities held by the Fund is an important element of the overall investment process. The Board has delegated the day-to-day responsibility to the Adviser to vote such proxies pursuant to the Board approved Proxy Voting Policy. Attached hereto as Appendix B is the Proxy Voting Policy which is currently in effect as of the date of this SAI.

The Proxy Voting Policy is subject to change over time and investors seeking the most current copy of the Proxy Voting Policy should go to our website at www.invesco.com/us. The Fund’s most recent proxy voting record for the 12 months ended June 30, 2019 is available without charge at our website, www.invesco.com/us. This information is also available at the SEC’s website, http://www.sec.gov.

Custodian, Dividend Disbursing Agent and Transfer Agent

State Street Bank and Trust Company, 225 Franklin Street, Boston, Massachusetts 02110-2801, is the custodian of the Fund and has custody of the securities and cash of the Fund. The custodian, among other things, attends to the collection of principal and income and payment for and collection of proceeds of securities bought and sold by the Fund. State Street Bank and Trust Company also will perform certain accounting services for the Fund pursuant to the fund accounting agreement between it and the Fund. Invesco Investment Services Inc., P.O. Box 219078, Kansas City, Missouri 64121-9078 is the dividend disbursing agent and transfer agent of the Fund. The transfer agency fees are determined through negotiations with the Fund and are approved by the Fund’s Board of Trustees. The transfer agency fees are based on competitive benchmarks.

Independent Registered Public Accounting Firm

An independent registered public accounting firm for the Fund performs an annual audit of the Fund’s financial statements and performs other related audit services. The Audit Committee of the Board has selected, and the Board has ratified and approved, PricewaterhouseCoopers LLP, located at 1000 Louisiana Street, Suite 5800, Houston, Texas 77002-5678, to be the Fund’s independent registered public accounting firm. In connection with the audit of the 2016 financial statements, the Fund entered into an engagement letter with PricewaterhouseCoopers LLP. The terms of the engagement letter required by PricewaterhouseCoopers LLP, and agreed to by the Fund’s Audit Committee, include a provision mandating the use of mediation and arbitration to resolve any controversy or claim between the parties arising out of or relating to the engagement letter or the services provided thereunder.

Legal Counsel

Legal Counsel to the Fund is Stradley Ronon Stevens & Young, LLP, located at 2005 Market Street, Suite 2600, Philadelphia, Pennsylvania 19103-7018.

Securities Lending Arrangements

The Advisory Agreement describes the administrative services to be rendered by Invesco if a Fund engages in securities lending activities, as well as the compensation Invesco may receive for such administrative services. Services to be provided include: (a) overseeing participation in the securities lending program to ensure compliance with all applicable regulatory and investment guidelines; (b) assisting the securities lending agent or principal (the agent) in determining which specific securities are available for loan; (c) monitoring the agent to ensure that securities loans are effected in accordance with Invesco’s instructions and with procedures adopted by the Board; (d) preparing appropriate periodic reports for, and seeking appropriate approvals from, the Board with respect to securities lending activities; (e) responding to agent inquiries; and (f) performing such other duties as may be necessary.

The Advisory Agreement authorizes Invesco to receive a separate fee equal to 25% of the net monthly interest or fee income retained or paid to the Fund for the administrative services that Invesco renders in connection with securities lending. Invesco has contractually agreed, however, not to charge this fee and to obtain Board approval prior to charging such fee in the future.

FINANCIAL STATEMENTS

The audited financial statements for the Fund’s most recent fiscal year ended February 29, 2020, including the notes thereto and the reports of PricewaterhouseCoopers LLP thereon, are incorporated by reference to the annual report to shareholders for the Fund contained in the Fund’s Form N-CSR filed on May  6, 2020. The Annual Report may be obtained by following the instructions on the cover of this SAI. The Annual Report is available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov, and copies of this information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov.

The portions of such Annual Report that are not specifically listed above are not incorporated by reference into this SAI and are not a part of this Registration Statement.

APPENDIX A

RATINGS OF DEBT SECURITIES

The following is a description of the factors underlying the debt ratings of Moody’s, S&P, and Fitch.

Moody’s Long-Term Debt Ratings

Aaa:	Obligations rated ‘Aaa’ are judged to be of the highest quality, subject to the lowest level of credit risk.

Aa:	Obligations rated ‘Aa’ are judged to be of high quality and are subject to very low credit risk.

A:	Obligations rated ‘A’ are judged to be upper-medium grade and are subject to low credit risk.

Baa:	Obligations rated ‘Baa’ are judged to be medium-grade and subject to moderate credit risk and as such may possess certain speculative characteristics.

Ba:	Obligations rated ‘Ba’ are judged to be speculative and are subject to substantial credit risk.

B:	Obligations rated ‘B’ are considered speculative and are subject to high credit risk.

Caa:	Obligations rated ‘Caa’ are judged to be speculative of poor standing and are subject to very high credit risk.

Ca:	Obligations rated ‘Ca’ are highly speculative and are likely in, or very near, default, with some prospect of recovery of principal and interest.

C:	Obligations rated ‘C’ are the lowest rated and are typically in default, with little prospect for recovery of principal or interest.

Note: Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category. Additionally, a “(hyb)” indicator is appended to all ratings of hybrid securities issued by banks, insurers, finance companies, and securities firms*.

*

By their terms, hybrid securities allow for the omission of scheduled dividends, interest, or principal payments, which can potentially result in impairment if such an omission occurs. Hybrid securities may also be subject to contractually allowable write-downs of principal that could result in impairment. Together with the hybrid indicator, the long-term obligation rating assigned to a hybrid security is an expression of the relative credit risk associated with that security.

Moody’s Short-Term Prime Rating System

P-1:	Issuers (or supporting institutions) rated Prime-1 have a superior ability to repay short-term debt obligations.

P-2:	Issuers (or supporting institutions) rated Prime-2 have a strong ability to repay short-term debt obligations.

P-3:	Issuers (or supporting institutions) rated Prime-3 have an acceptable ability to repay short-term obligations.

NP (Not Prime):

Issuers (or supporting institutions) rated Not Prime do not fall within any of the Prime rating categories.

Moody’s MIG/VMIG US Short-Term Ratings

Short-Term Obligation Ratings

While the global short-term ‘prime’ rating scale is applied to US municipal tax-exempt commercial paper, these programs are typically backed by external letters of credit or liquidity facilities and their short-term prime ratings usually map to the long-term rating of the enhancing bank or financial institution and not to the municipality’s rating. Other short-term municipal obligations, which generally have different funding sources for repayment, are rated using two additional short-term rating scales (i.e., the MIG and VMIG scales discussed below).

The Municipal Investment Grade (MIG) scale is used to rate US municipal bond anticipation notes of up to three years maturity. Municipal notes rated on the MIG scale may be secured by either pledged revenues or proceeds of a take-out financing received prior to note maturity. MIG ratings expire at the maturity of the obligation, and the issuer’s long-term rating is only one consideration in assigning the MIG rating. MIG ratings are divided into three levels—MIG 1 through MIG 3—while speculative grade short-term obligations are designated SG.

MIG 1:

This designation denotes superior credit quality. Excellent protection is afforded by established cash flows, highly reliable liquidity support, or demonstrated broad-based access to the market for refinancing.

MIG 2:	This designation denotes strong credit quality. Margins of protection are ample, although not as large as in the preceding group.

MIG 3:	This designation denotes acceptable credit quality. Liquidity and cash-flow protection may be narrow, and market access for refinancing is likely to be less well-established.

SG:	This designation denotes speculative-grade credit quality. Debt instruments in this category may lack sufficient margins of protection.

Demand Obligation Ratings

In the case of variable rate demand obligations (VRDOs), a two-component rating is assigned. The components are a long-term rating and a short-term demand obligation rating. The long-term rating addresses the issuer’s ability to meet scheduled principal and interest payments. The short-term demand obligation rating addresses the ability of the issuer or the liquidity provider to make payments associated with the purchase-price-upon-demand feature (“demand feature”) of the VRDO. The short-term demand obligation rating uses the VMIG scale. VMIG ratings with liquidity support use as an input the short-term Counterparty Risk Assessment of the support provider, or the long-term rating of the underlying obligor in the absence of third party liquidity support. Transitions of VMIG ratings of demand obligations with conditional liquidity support differ from transitions on the Prime scale to reflect the risk that external liquidity support will terminate if the issuer’s long-term rating drops below investment grade. Please see our methodology that discusses demand obligations with conditional liquidity support.

We typically assign the VMIG short-term demand obligation rating if the frequency of the demand feature is less than every three years. If the frequency of the demand feature is less than three years but the purchase price is payable only with remarketing proceeds, the short-term demand obligation rating is “NR”.

VMIG 1:

This designation denotes superior credit quality. Excellent protection is afforded by the superior short-term credit strength of the liquidity provider and structural and legal protections that ensure the timely payment of purchase price upon demand.

VMIG 2:

This designation denotes strong credit quality. Good protection is afforded by the strong short-term credit strength of the liquidity provider and structural and legal protections that ensure the timely payment of purchase price upon demand.

VMIG 3:

This designation denotes acceptable credit quality. Adequate protection is afforded by the satisfactory short-term credit strength of the liquidity provider and structural and legal protections that ensure the timely payment of purchase price upon demand.

SG:

This designation denotes speculative-grade credit quality. Demand features rated in this category may be supported by a liquidity provider that does not have an investment grade short-term rating or may lack the structural and/or legal protections necessary to ensure the timely payment of purchase price upon demand.

Standard & Poor’s Long-Term Issue Credit Ratings

Issue credit ratings are based, in varying degrees, on S&P Global Ratings’ analysis of the following considerations:

•	The likelihood of payment—the capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;

•	The nature and provisions of the financial obligation, and the promise we impute; and

•

The protection afforded by, and relative position of, the financial obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors’ rights.

Issue ratings are an assessment of default risk but may incorporate an assessment of relative seniority or ultimate recovery in the event of default. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy, as noted above. (Such differentiation may apply when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations.)

AAA:	An obligation rated ‘AAA’ has the highest rating assigned by S&P Global Ratings. The obligor’s capacity to meet its financial commitments on the obligation is extremely strong.

AA:	An obligation rated ‘AA’ differs from the highest-rated obligations only to a small degree. The obligor’s capacity to meet its financial commitments on the obligation is very strong.

A:

An obligation rated ‘A’ is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor’s capacity to meet its financial commitments on the obligation is still strong.

BBB:

An obligation rated ‘BBB’ exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken the obligor’s capacity to meet its financial commitments on the obligation.

BB, B, CCC, CC and C:

Obligations rated ‘BB’, ‘B’, ‘CCC’ ‘CC’, and ‘C’ are regarded as having significant speculative characteristics. ‘BB’ indicates the least degree of speculation and ‘C’ the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposure to adverse conditions.

BB:

An obligation rated ‘BB’ is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor’s inadequate capacity to meet its financial commitments on the obligation.

B:

An obligation rated ‘B’ is more vulnerable to nonpayment than obligations rated ‘BB’, but the obligor currently has the capacity to meet its financial commitments on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitments on the obligation.

CCC:

An obligation rated ‘CCC’ is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitments on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitments on the obligation.

CC:

An obligation rated ‘CC’ is currently highly vulnerable to nonpayment. The ‘CC’ rating is used when a default has not yet occurred but S&P Global Ratings expects default to be a virtual certainty, regardless of the anticipated time to default.

C:

An obligation rated ‘C’ is currently highly vulnerable to nonpayment, and the obligation is expected to have lower relative seniority or lower ultimate recovery compared with obligations that are rated higher.

D:

An obligation rated ‘D’ is in default or in breach of an imputed promise. For non-hybrid capital instruments, the ‘D’ rating category is used when payments on an obligation are not made on the date due, unless S&P Global Ratings believes that such payments will be made within five business days in the absence of a stated grace period or within the earlier of the stated grace period or 30 calendar days. The ‘D’ rating also will be used upon the filing of a bankruptcy petition or the taking of similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. An obligation’s rating is lowered to ‘D’ if it is subject to a distressed exchange offer.

Plus (+) or minus (-):

The ratings from ‘AA’ to ‘CCC’ may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

NR:

This indicates that no rating has been requested, or that there is insufficient information on which to base a rating, or that S&P Global Ratings does not rate a particular obligation as a matter of policy.

Standard & Poor’s Short-Term Issue Credit Ratings

A-1:

An obligor rated ‘A-1’ has strong capacity to meet its financial commitments. It is rated in the highest category by S&P Global Ratings. Within this category, certain obligors are designated with a plus sign (+). This indicates that the obligor’s capacity to meet its financial commitments is extremely strong.

A-2:

An obligor rated ‘A-2’ has satisfactory capacity to meet its financial commitments. However, it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligors in the highest rating category.

A-3:

An obligor rated ‘A-3’ has adequate capacity to meet its financial obligations. However, adverse economic conditions or changing circumstances are more likely to weaken the obligor’s capacity to meet its financial commitments.

B:

An obligor rated ‘B’ is regarded as vulnerable and has significant speculative characteristics. The obligor currently has the capacity to meet its financial commitments; however, it faces major ongoing uncertainties that could lead to the obligor’s inadequate capacity to meet its financial commitments.

C:

An obligor rated ‘C’ is currently vulnerable to nonpayment that would result in an ‘SD’ or ‘D’ issuer rating and is dependent upon favorable business, financial, and economic conditions to meet its financial commitments.

SD and D:

An obligor is rated ‘SD’ (selective default) or ‘D’ if S&P Global Ratings considers there to be a default on one or more of its financial obligations, whether long- or short-term, including rated and unrated obligations but excluding hybrid instruments classified as regulatory capital or in nonpayment according to terms. A ‘D’ rating is assigned when S&P Global Ratings believes that the default will be a general default and that the obligor will fail to pay all or substantially all of its obligations as they come due. An ‘SD’ rating is assigned when S&P Global Ratings believes that the obligor has selectively defaulted on a specific issue or class of obligations but it will continue to meet its payment obligations on other issues or classes of obligations in a timely manner. A rating on an obligor is lowered to ‘D’ or ‘SD’ if it is conducting a distressed exchange offer.

Standard & Poor’s Municipal Short-Term Note Ratings Definitions

An S&P Global Ratings U.S. municipal note rating reflects S&P Global Ratings’ opinion about the liquidity factors and market access risks unique to the notes. Notes due in three years or less will likely receive a note rating. Notes with an original maturity of more than three years will most likely receive a long-term debt rating. In determining which type of rating, if any, to assign, S&P Global Ratings’ analysis will review the following considerations:

•	Amortization schedule — the larger final maturity relative to other maturities, the more likely it will be treated as a note; and

•	Source of payment — the more dependent the issue is on the market for its refinancing, the more likely it will be treated as a note.

Note rating symbols are as follows:

SP-1:	Strong capacity to pay principal and interest. An issue determined to possess a very strong capacity to pay debt service is given a plus (+) designation.

SP-2:	Satisfactory capacity to pay principal and interest, with some vulnerability to adverse financial and economic changes over the term of the notes.

SP-3:	Speculative capacity to pay principal and interest.

D:

‘D’ is assigned upon failure to pay the note when due, completion of a distressed exchange offer, or the filing of a bankruptcy petition or the taking of similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions.

Standard & Poor’s Dual Ratings

Dual ratings may be assigned to debt issues that have a put option or demand feature. The first component of the rating addresses the likelihood of repayment of principal and interest as due, and the second component of the rating addresses only the demand feature. The first component of the rating can relate to either a short-term or long-term transaction and accordingly use either short-term or long-term rating symbols. The second component of the rating relates to the put option and is assigned a short-term rating symbol (for example, ‘AAA/A-1+’ or ‘A-1+/A-1’). With U.S. municipal short-term demand debt, the U.S. municipal short-term note rating symbols are used for the first component of the rating (for example, ‘SP-1+/A-1+’).

Fitch Credit Rating Scales

Fitch Ratings publishes opinions on a variety of scales. The most common of these are credit ratings, but the agency also publishes ratings, scores and other relative opinions relating to financial or operational strength. For example, Fitch also provides specialized ratings of servicers of residential and commercial mortgages, asset managers and funds. In each case, users should refer to the definitions of each individual scale for guidance on the dimensions of risk covered in each assessment.

Fitch’s credit ratings relating to issuers are an opinion on the relative ability of an entity to meet financial commitments, such as interest, preferred dividends, repayment of principal, insurance claims or counterparty obligations. Credit ratings relating to securities and obligations of an issuer can include a recovery expectation (please see section Specific Limitations Relating to Credit Rating Scales for details). Credit ratings are used by investors as indications of the likelihood of receiving the money owed to them in accordance with the terms on which they invested. The agency’s credit ratings cover the global spectrum of corporate, sovereign financial, bank, insurance, and public finance entities (including supranational and sub-national entities) and the securities or other obligations they issue, as well as structured finance securities backed by receivables or other financial assets.

The terms “investment grade” and “speculative grade” have established themselves over time as shorthand to describe the categories ‘AAA’ to ‘BBB’ (investment grade) and ‘BB’ to ‘D’ (speculative grade). The terms investment grade and speculative grade are market conventions and do not imply any recommendation or endorsement of a specific security for investment purposes. Investment grade categories indicate relatively low to moderate credit risk, while ratings in the speculative categories either signal a higher level of credit risk or that a default has already occurred.

For the convenience of investors, Fitch may also include issues relating to a rated issuer that are not and have not been rated on its web page. Such issues are also denoted as ‘NR’.

Credit ratings express risk in relative rank order, which is to say they are ordinal measures of credit risk and are not predictive of a specific frequency of default or loss. For information about the historical performance of ratings please refer to Fitch’s Ratings Transition and Default studies which detail the historical default rates and their meaning. The European Securities and Markets Authority also maintains a central repository of historical default rates.

Fitch’s credit ratings do not directly address any risk other than credit risk. In particular, ratings do not deal with the risk of a market value loss on a rated security due to changes in interest rates, liquidity and other market considerations. However, in terms of payment obligation on the rated liability, market risk may be considered to the extent that it influences the ability of an issuer to pay upon a commitment. Ratings nonetheless do not reflect market risk to the extent that they influence the size or other conditionality of the obligation to pay upon a commitment (for example, in the case of index-linked bonds).

In the default components of ratings assigned to individual obligations or instruments, the agency typically rates to the likelihood of non-payment or default in accordance with the terms of that instrument’s documentation. In limited cases, Fitch may include additional considerations (i.e. rate to a higher or lower standard than that implied in the obligation’s documentation).

The primary credit rating scales can be used to provide a rating of privately issued obligations or certain note issuance programs or for private ratings. In this case the rating is not published, but only provided to the issuer or its agents in the form of a rating letter.

The primary credit rating scales may also be used to provide ratings for a more narrow scope, including interest strips and return of principal or in other forms of opinions such as Credit Opinions or Rating Assessment Services. Credit Opinions are either a notch- or category-specific view using the primary rating scale and omit one or more characteristics of a full rating or meet them to a different standard. Credit Opinions will be indicated using a lower case letter symbol combined with either an ‘*’ (e.g. ‘bbb+*’) or (cat) suffix to denote the opinion status. Credit Opinions will be point-in-time typically but may be monitored if the analytical group believes information will be sufficiently available. Rating Assessment Services are a notch-specific view using the primary rating scale of how an existing or potential rating may be changed by a given set of hypothetical circumstances. Rating Assessments are point-in-time opinions. Rating Assessments are not monitored; they are not placed on Watch or assigned an Outlook and are not published.

Fitch Long-Term Rating Scales

Issuer Default Ratings

Rated entities in a number of sectors, including financial and non-financial corporations, sovereigns, insurance companies and certain sectors within public finance, are generally assigned Issuer Default Ratings (IDRs). IDRs are also assigned to certain entities in global infrastructure and project finance. IDRs opine on an entity’s relative vulnerability to default on financial obligations. The threshold default risk addressed by the IDR is generally that of the financial obligations whose non-payment would best reflect the uncured failure of that entity. As such, IDRs also address relative vulnerability to bankruptcy, administrative receivership or similar concepts.

In aggregate, IDRs provide an ordinal ranking of issuers based on the agency’s view of their relative vulnerability to default, rather than a prediction of a specific percentage likelihood of default.

AAA: Highest credit quality.

‘AAA’ ratings denote the lowest expectation of default risk. They are assigned only in cases of exceptionally strong capacity for payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.

AA: Very high credit quality.

‘AA’ ratings denote expectations of very low default risk. They indicate very strong capacity for payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

A: High credit quality.

‘A’ ratings denote expectations of low default risk. The capacity for payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than is the case for higher ratings.

BBB: Good credit quality.

‘BBB’ ratings indicate that expectations of default risk are currently low. The capacity for payment of financial commitments is considered adequate, but adverse business or economic conditions are more likely to impair this capacity.

BB: Speculative.

‘BB’ ratings indicate an elevated vulnerability to default risk, particularly in the event of adverse changes in business or economic conditions over time; however, business or financial flexibility exists that supports the servicing of financial commitments.

B: Highly speculative.

‘B’ ratings indicate that material default risk is present, but a limited margin of safety remains. Financial commitments are currently being met; however, capacity for continued payment is vulnerable to deterioration in the business and economic environment.

CCC: Substantial credit risk.

Default is a real possibility.

CC: Very high levels of credit risk.

Default of some kind appears probable.

C: Near default

A default or default-like process has begun, or the issuer is in standstill, or for a closed funding vehicle, payment capacity is irrevocably impaired. Conditions that are indicative of a ‘C’ category rating for an issuer include:

a. the issuer has entered into a grace or cure period following non-payment of a material financial obligation;

b. the issuer has entered into a temporary negotiated waiver or standstill agreement following a payment default on a material financial obligation; or

c. the formal announcement by the issuer or their agent of a distressed debt exchange;

d. a closed financing vehicle where payment capacity is irrevocably impaired such that it is not expected to pay interest and/or principal in full during the life of the transaction, but where no payment default is imminent

RD: Restricted default.

‘RD’ ratings indicate an issuer that in Fitch’s opinion has experienced:

a.	an uncured payment default or distressed debt exchange on a bond, loan or other material financial obligation, but

b.	has not entered into bankruptcy filings, administration, receivership, liquidation, or other formal winding-up procedure, and

c.	has not otherwise ceased operating.

This would include:

i.	the selective payment default on a specific class or currency of debt;

ii.

the uncured expiry of any applicable grace period, cure period or default forbearance period following a payment default on a bank loan, capital markets security or other material financial obligation;

iii.

the extension of multiple waivers or forbearance periods upon a payment default on one or more material financial obligations, either in series or in parallel; ordinary execution of a distressed debt exchange on one or more material financial obligations.

D: Default.

‘D’ ratings indicate an issuer that in Fitch Ratings’ opinion has entered into bankruptcy filings, administration, receivership, liquidation or other formal winding-up procedure or which has otherwise ceased business.

Default ratings are not assigned prospectively to entities or their obligations; within this context, non-payment on an instrument that contains a deferral feature or grace period will generally not be considered a default until after the expiration of the deferral or grace period, unless a default is otherwise driven by bankruptcy or other similar circumstance, or by a distressed debt exchange.

In all cases, the assignment of a default rating reflects the agency’s opinion as to the most appropriate rating category consistent with the rest of its universe of ratings and may differ from the definition of default under the terms of an issuer’s financial obligations or local commercial practice.

Notes

The modifiers + or - may be appended to a rating to denote relative status within major rating categories. Such suffixes are not added to the ‘AAA’ Long-Term IDR category, or to Long-Term IDR categories below ‘B’.

Fitch Short-Term Rating Scales

A short-term issuer or obligation rating is based in all cases on the short-term vulnerability to default of the rated entity and relates to the capacity to meet financial obligations in accordance with the documentation governing the relevant obligation. Short-term deposit ratings may be adjusted for loss severity. Short-Term Ratings are assigned to obligations whose initial maturity is viewed as “short term” based on market convention. Typically, this means up to 13 months for corporate, sovereign, and structured obligations and up to 36 months for obligations in U.S. public finance markets.

F1: Highest Short-Term Credit Quality. Indicates the strongest intrinsic capacity for timely payment of financial commitments; may have an added “+” to denote any exceptionally strong credit feature.

F2: Good Short-Term Credit Quality. Good intrinsic capacity for timely payment of financial commitments.

F3: Fair Short-Term Credit Quality. The intrinsic capacity for timely payment of financial commitments is adequate.

B: Speculative Short-Term Credit Quality. Minimal capacity for timely payment of financial commitments, plus heightened vulnerability to near term adverse changes in financial and economic conditions.

C: High Short-Term Default Risk. Default is a real possibility.

RD: Restricted Default. Indicates an entity that has defaulted on one or more of its financial commitments, although it continues to meet other financial obligations. Typically applicable to entity ratings only.

D: Default. Indicates a broad-based default event for an entity, or the default of a short-term obligation.

APPENDIX B

PROXY POLICIES AND PROCEDURES

Invesco’s Policy Statement on Global Corporate

Governance and Proxy Voting

The Adviser and each sub-adviser rely on this policy. In addition, Invesco Advisers, Inc., Invesco Asset Management Limited and Invesco Asset Management (Japan) Limited have also adopted operating guidelines and procedures for proxy voting particular to each regional investment center. Such guidelines and procedures are attached hereto.

Invesco’s Policy Statement on Global Corporate Governance and Proxy Voting

February, 2020

I.	Guiding Principles and Philosophy

Public companies hold shareholder meetings, attended by the company’s executives, directors, and shareholders, during which important issues, such as appointments to the company’s board of directors, executive compensation, and auditors, are addressed and where applicable, voted on. Proxy voting gives shareholders the opportunity to vote on issues that impact the company’s operations and policies without being present at the meetings.

Invesco views proxy voting as an integral part of its investment management responsibilities and believes that the right to vote proxies should be managed with the same high standards of care and fiduciary duty to its clients as all other elements of the investment process. Invesco’s proxy voting philosophy, governance structure and process are designed to ensure that proxy votes are cast in accordance with clients’ best interests, which Invesco interprets to mean clients’ best economic interests, this Policy and the operating guidelines and procedures of Invesco’s regional investment centers.

Invesco investment teams vote proxies on behalf of Invesco-sponsored funds and both fund and non-fund advisory clients that have explicitly granted Invesco authority in writing to vote proxies on their behalf.

The proxy voting process at Invesco, which is driven by investment professionals, focuses on maximizing long-term value for our clients, protecting clients’ rights and promoting governance structures and practices that reinforce the accountability of corporate management and boards of directors to shareholders. Invesco takes a nuanced approach to voting and, therefore, many matters to be voted upon are reviewed on a case by case basis.

Votes in favor of board or management proposals should not be interpreted as an indication of insufficient consideration by Invesco fund managers. Such votes may reflect the outcome of past or ongoing engagement and active ownership by Invesco with representatives of the companies in which we invest.

II.	Applicability of this Policy

This Policy sets forth the framework of Invesco’s corporate governance approach, broad philosophy and guiding principles that inform the proxy voting practices of Invesco’s investment teams around the world. Given the different nature of these teams and their respective investment processes, as well as the significant differences in regulatory regimes and market practices across jurisdictions, not all aspects of this Policy may apply to all Invesco investment teams at all times. In the case of a conflict between this Policy and the operating guidelines and procedures of a regional investment center the latter will control.

III.	Proxy Voting for Certain Fixed Income, Money Market and Index Strategies

For proxies held by certain client accounts managed in accordance with fixed income, money market and index strategies (including exchange traded funds), Invesco will typically vote in line with the majority holder of the active-equity shares held by Invesco outside of those strategies (“Majority Voting”). In this manner Invesco seeks to leverage the active-equity expertise and comprehensive proxy voting reviews conducted by teams employing active-equity strategies, which typically incorporate analysis of proxy issues as a core component of the investment process. Portfolio managers for accounts employing Majority Voting still retain full discretion to override Majority Voting and to vote the shares as they determine to be in the best interest of those accounts, absent certain types of conflicts of interest, which are discussed elsewhere in this Policy. When there are no corresponding active-equity shares held by Invesco, the proxies for those strategies will be voted in the following manner: (i) for U.S. issuers, in line with Invesco custom voting guidelines derived from the guidelines set forth below; and (ii) for non-U.S. issuers, in line with the recommendations of a third-party proxy advisory service.

IV.	Conflicts of Interest

There may be occasions where voting proxies may present a real or perceived conflict of interest between Invesco, as investment manager, and one or more of Invesco’s clients or vendors. Under Invesco’s Code of Conduct, Invesco entities and individuals are strictly prohibited from putting personal benefit, whether tangible or intangible, before the interests of clients. “Personal benefit” includes any intended benefit for Invesco, oneself or any other individual, company, group or organization of any kind whatsoever, except a benefit for the relevant Invesco client.

Firm-level Conflicts of Interest

A conflict of interest may exist if Invesco has a material business relationship with, or is actively soliciting business from, either the company soliciting a proxy or a third party that has a material interest in the outcome of a proxy vote or that is actively lobbying for a particular outcome of a proxy vote (e.g., issuers that are distributors of Invesco’s products, or issuers that employ Invesco to manage portions of their retirement plans or treasury accounts). Invesco’s proxy governance team maintains a list of all such issuers for which a conflict of interest exists.

If the proposal that gives rise to the potential conflict is specifically addressed by this Policy or the operating guidelines and procedures of the relevant regional investment center, Invesco generally will vote the proxy in accordance therewith. Otherwise, based on a majority vote of its members, the Global IPAC (as described below) will vote the proxy.

Because this Policy and the operating guidelines and procedures of each regional investment center are pre-determined and crafted to be in the best interest of clients, applying them to vote client proxies should, in most instances, resolve any potential conflict of interest. As an additional safeguard, persons from Invesco’s marketing, distribution and other customer-facing functions may not serve on the Global IPAC. For the avoidance of doubt, Invesco may not consider Invesco Ltd.’s pecuniary interest when voting proxies on behalf of clients.

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Personal Conflicts of Interest

A conflict also may exist where an Invesco employee has a known personal relationship with other proponents of proxy proposals, participants in proxy contests, corporate directors, or candidates for directorships.

All Invesco personnel with proxy voting responsibilities are required to report any known personal conflicts of interest regarding proxy issues with which they are involved. In such instances, the individual(s) with the conflict will be excluded from the decision-making process relating to such issues.

Other Conflicts of Interest

To avoid any appearance of a conflict of interest, Invesco will not vote proxies issued by, or related to matters involving, Invesco Ltd. that may be held in client accounts from time to time.1 Shares of an Invesco-sponsored fund held by other Invesco funds will be voted in the same proportion as the votes of external shareholders of the underlying fund. Shares of an unaffiliated registered fund held by one or more Invesco funds will be voted in the same proportion as the votes of external shareholders of the underlying fund as required by federal securities law or any exemption therefrom. Additionally, Invesco or its Funds may vote proportionally in other cases where required by law.

V.	Use of Third-Party Proxy Advisory Services

Invesco may supplement its internal research with information from third-parties, such as proxy advisory firms. However, Invesco generally retains full and independent discretion with respect to proxy voting decisions.

As part of its fiduciary obligation to clients, Invesco performs extensive initial and ongoing due diligence on the proxy advisory firms it engages. This includes reviews of information regarding the capabilities of their research staffs, methodologies for formulating voting recommendations, the adequacy and quality of staffing, personnel and technology, as applicable, and internal controls, policies and procedures, including those relating to possible conflicts of interest. In addition, Invesco regularly monitors and communicates with these firms and monitors their compliance with Invesco’s performance and policy standards.

VI.	Global Proxy Voting Platform and Administration

Guided by its philosophy that investment teams should manage proxy voting, Invesco has created the Global Invesco Proxy Advisory Committee (“Global IPAC”). The Global IPAC is a global investments-driven committee comprised of representatives from various investment management teams and Invesco’s Global Head of ESG. The Global IPAC provides a forum for investment teams to monitor, understand and discuss key proxy issues and voting trends within the Invesco complex. Absent a conflict of interest, the Global IPAC representatives, in consultation with the respective investment team, are responsible for voting proxies for the securities the team manages

[1]

Generally speaking, Invesco does not invest for its clients in the shares of Invesco Ltd., however, limited exceptions apply in the case of funds or accounts designed to track an index that includes Invesco Ltd. as a component.

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(unless such responsibility is explicitly delegated to the portfolio managers of the securities in question). In addition to the Global IPAC, for some clients, third parties (e.g., U.S. fund boards) provide oversight of the proxy process. The Global IPAC and Invesco’s proxy administration and governance team, compliance and legal teams annually communicate and review this Policy and the operating guidelines and procedures of each regional investment center to ensure that they remain consistent with clients’ best interests, regulatory requirements, governance trends and industry best practices.

Invesco maintains a proprietary global proxy administration platform, known as the “fund manager portal” and supported by the Global Head of ESG and a dedicated team of internal proxy specialists. The platform streamlines the proxy voting and ballot reconciliation processes, as well as related functions, such as share blocking and managing conflicts of interest issuers. Managing these processes internally, as opposed to relying on third parties, gives Invesco greater quality control, oversight and independence in the proxy administration process.

The platform also includes advanced global reporting and record-keeping capabilities regarding proxy matters that enable Invesco to satisfy client, regulatory and management requirements. Historical proxy voting information, including commentary by investment professionals regarding the votes they cast, where applicable, is stored to build institutional knowledge across the Invesco complex with respect to individual companies and proxy issues. Certain investment teams also use the platform to access third-party proxy research.

VII.	Non-Votes

In the great majority of instances, Invesco will vote proxies. However, in certain circumstances, Invesco may refrain from voting where the economic or other opportunity costs of voting exceeds any benefit to clients. Such circumstances could include, for example:

•

If the security in question is on loan as part of a securities lending program, Invesco may determine that the benefit to the client of voting a particular proxy is outweighed by the revenue that would be lost by terminating the loan and recalling the securities;

•

In some countries the exercise of voting rights imposes temporary transfer restrictions on the related securities (“share blocking”). Invesco generally refrains from voting proxies in share-blocking countries unless Invesco determines that the benefit to the client(s) of voting a specific proxy outweighs the client’s temporary inability to sell the security; or

•

Some companies require a representative to attend meetings in person to vote a proxy. Invesco may determine that the costs of sending a representative or signing a power-of-attorney outweigh the benefit of voting a particular proxy.

In addition, there may be instances in which Invesco is unable to vote all of its clients’ proxies despite using commercially reasonable efforts to do so. For example, Invesco may not receive proxy materials from the relevant fund or client custodian with sufficient time and information to make an informed independent voting decision. In other cases, voting may not be practicable due to operational limitations. In such cases, Invesco may choose not to vote, to abstain from voting,

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to vote in line with management or to vote in accordance with proxy advisor recommendations. These matters are left to the discretion of the relevant portfolio manager.

VIII.	Proxy Voting Guidelines

The following guidelines describe Invesco’s general positions on various proxy voting issues. The guidelines are not intended to be exhaustive or prescriptive. As noted above, Invesco’s proxy process is investor-driven, and each portfolio manager retains ultimate discretion to vote proxies in the manner he or she deems most appropriate, consistent with Invesco’s proxy voting principles and philosophy discussed in Sections I. through IV. Individual proxy votes therefore will differ from these guidelines from time to time.

Invesco generally affords management discretion with respect to the operation of a company’s business and will generally support a board’s discretion on proposals relating to ordinary business practices and routine matters, unless there is insufficient information to decide about the nature of the proposal.

Invesco generally abstains from voting on or opposes proposals that are “bundled” or made contingent on each other (e.g., proposals to elect directors and approve compensation plans) where there is insufficient information to decide about the nature of the proposals.

A.	Shareholder Access and Treatment of Shareholder Proposals – General

Invesco reviews on a case by case basis but generally votes in favor of proposals that would increase shareholders’ opportunities to express their views to boards of directors, proposals that would lower barriers to shareholder action, and proposals to promote the adoption of generally accepted best practices in corporate governance, provided that such proposals would not require a disproportionate amount of management attention or corporate resources or otherwise that may inappropriately disrupt the company’s business and main purpose, usually set out in their reporting disclosures and business model. Likewise, Invesco reviews on a case by case basis but generally votes for shareholder proposals that are designed to protect shareholder rights if a company’s corporate governance standards indicate that such additional protections are warranted (for example, where minority shareholders’ rights are not adequately protected).

B.	Environmental, Social and Corporate Responsibility Issues

Invesco believes that a company’s long-term response to environmental, social and corporate responsibility issues can significantly affect long-term shareholder value. We recognize that to manage a corporation effectively, directors and management may consider not only the interests of shareholders, but also the interests of employees, customers, suppliers, creditors and the local community, among others. While Invesco generally affords management discretion with respect to the operation of a company’s business, Invesco generally will evaluate proposals relating to environmental, social and corporate responsibility issues on a case by case basis and will vote on those proposals in a manner intended to maximize long-term shareholder value. Invesco may choose, however, to abstain on voting on proposals relating to environmental, social and corporate responsibility issues.

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Invesco reviews on a case by case basis but generally supports the following proposals relating to these issues:

•	Gender pay gap proposals

•	Political contributions disclosure/political lobbying disclosure/political activities and action

•	Data security, privacy, and internet issues

•	Report on climate change/climate change action

•	Gender diversity on boards

C.	Capitalization Structure Issues

i.	Stock Issuances

Invesco generally supports a board’s proposal to issue additional capital stock to meet ongoing corporate needs, except where the request could adversely affect Invesco clients’ ownership stakes or voting rights. Some capitalization proposals, such as those to authorize common or preferred stock with special voting rights or to issue additional stock in connection with an acquisition, may require additional analysis. Invesco generally opposes proposals to issue additional stock without preemptive rights, as those issuances do not permit shareholders to share proportionately in any new issues of stock of the same class. Invesco generally opposes proposals to authorize classes of preferred stock with unspecified voting, conversion, dividend or other rights (“blank check” stock) when they appear to be intended as an anti-takeover mechanism; such issuances may be supported when used for general financing purposes.

ii.	Stock Splits

Invesco generally supports a board’s proposal to increase common share authorization for a stock split, provided that the increase in authorized shares would not result in excessive dilution given the company’s industry and performance in terms of shareholder returns.

iii.	Share Repurchases

Invesco generally supports a board’s proposal to institute open-market share repurchase plans only if all shareholders participate on an equal basis.

D.	Corporate Governance Issues

i. General

Invesco reviews on a case by case basis but generally supports the following proposals related to governance matters:

•	Adopt proxy access right

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•	Require independent board chairperson

•	Provide right to shareholders to call special meetings

•	Provide right to act by written consent

•	Submit shareholder rights plan (poison pill) to shareholder vote

•	Reduce supermajority vote requirement

•	Remove antitakeover provisions

•	Declassify the board of directors

•	Require a majority vote for election of directors

•	Require majority of independent directors on the board

•	Approve executive appointment

•	Adopt exclusive forum provision

Invesco generally supports a board’s discretion to amend a company’s articles concerning routine matters, such as formalities relating to shareholder meetings. Invesco generally opposes non-routine amendments to a company’s articles if any of the proposed amendments would limit shareholders’ rights or there is insufficient information to decide about the nature of the proposal.

ii. Board of Directors

1.	Director Nominees in Uncontested Elections

Subject to the other considerations described below, in an uncontested director election for a company without a controlling shareholder, Invesco generally votes in favor of the director slate if it is comprised of at least a majority of independent directors and if the board’s key committees are fully independent, effective and balanced. Key committees include the audit, compensation/remuneration and governance/nominating committees. Invesco’s standard of independence excludes directors who, in addition to the directorship, have any material business or family relationships with the companies they serve.

2.	Director Nominees in Contested Elections

Invesco recognizes that short-term investment sentiments influence the corporate governance landscape and may influence companies in Invesco clients’ portfolios and more broadly across the market. Invesco recognizes that short-term investment sentiment may conflict with long-term value creation and as such looks at each proxy contest matter on a case by case basis, considering factors such as:

•	Long-term financial performance of the company relative to its industry

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•	Management’s track record

•	Background to the proxy contest

•	Qualifications of director nominees (both slates)

•	Evaluation of what each side is offering shareholders as well as the likelihood that the proposed objectives and goals can be met

•	Stock ownership positions in the company

3.	Director Accountability

Invesco generally withholds votes from directors who exhibit a lack of accountability to shareholders. Examples include, without limitation, poor attendance (less than 75%, absent extenuating circumstances) at meetings, director “overboarding” (as described below), failing to implement shareholder proposals that have received a majority of votes and/or by adopting or approving egregious corporate-governance or other policies. In cases of material financial restatements, accounting fraud, habitually late filings, adopting shareholder rights plan (“poison pills”) without shareholder approval, or other areas of poor performance, Invesco may withhold votes from some or all of a company’s directors. Invesco generally supports shareholder proposals relating to the competence of directors that are in the best interest of the company’s performance and the interest of its shareholders. In situations where directors’ performance is a concern, Invesco may also support shareholder proposals to take corrective actions such as so-called “clawback” provisions.

Invesco generally withholds votes from directors who serve on an excessive number of boards of directors (“overboarding”). Examples of overboarding may include when (i) a non-executive director is sitting on more than six public company boards, and (ii) a CEO is sitting on the board of more than two public companies besides the CEO’s own company, excluding the boards of majority-owned subsidiaries of the parent company.

4.	Director Independence

Invesco generally supports proposals to require a majority of directors to be independent unless particular circumstances make this not feasible or in the best interests of shareholders. We generally vote for proposals that would require the board’s audit, compensation/remuneration, and/or governance/nominating committees to be composed exclusively of independent directors because this minimizes the potential for conflicts of interest.

5.	Director Indemnification

Invesco recognizes that individuals may be reluctant to serve as corporate directors if they are personally liable for all related lawsuits and legal costs. As a result, reasonable limitations on directors’ liability can benefit a company and its shareholders by helping to attract and retain qualified directors while preserving recourse for shareholders in the event of misconduct by directors. Accordingly, unless there is insufficient information to make a decision about the nature of the proposal, Invesco will generally support a board’s discretion regarding proposals to limit

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directors’ liability and provide indemnification and/or exculpation, provided that the arrangements are limited to the director acting honestly and in good faith with a view to the best interests of the company and, in criminal matters, are limited to the director having reasonable grounds for believing the conduct was lawful.

6.	Separate Chairperson and CEO

Invesco evaluates these proposals on a case by case basis, recognizing that good governance requires either an independent chair or a qualified, proactive, and lead independent director.

Voting decisions may consider, among other factors, the presence or absence of:

•	a designated lead director, appointed from the ranks of the independent board members, with an established term of office and clearly delineated powers and duties

•	a majority of independent directors

•	completely independent key committees

•	committee chairpersons nominated by the independent directors

•	CEO performance reviewed annually by a committee of independent directors

•	established governance guidelines

7.	Majority/Supermajority/Cumulative Voting for Directors

The right to elect directors is the single most important mechanism shareholders have to promote accountability. Invesco generally votes in favor of proposals to elect directors by a majority vote. Except in cases where required by law in the jurisdiction of incorporation or when a company has adopted formal governance principles that present a meaningful alternative to the majority voting standard, Invesco generally votes against actions that would impose any supermajority voting requirement, and generally supports actions to dismantle existing supermajority requirements.

The practice of cumulative voting can enable minority shareholders to have representation on a company’s board. Invesco generally opposes such proposals as unnecessary where the company has adopted a majority voting standard. However, Invesco generally supports proposals to institute the practice of cumulative voting at companies whose overall corporate-governance standards indicate a particular need to protect the interests of minority shareholders.

8.	Staggered Boards/Annual Election of Directors

Invesco generally supports proposals to elect each director annually rather than electing directors to staggered multi-year terms because annual elections increase a board’s level of accountability to its shareholders.

9.	Board Size

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Invesco believes that the number of directors is an important factor to consider when evaluating the board’s ability to maximize long-term shareholder value. Invesco approaches proxies relating to board size on a case by case basis but generally will defer to the board with respect to determining the optimal number of board members, provided that the proposed board size is sufficiently large to represent shareholder interests and sufficiently limited to remain effective.

10.	Director Term Limits and Retirement Age

Invesco believes it is important for a board of directors to examine its membership regularly with a view to ensuring that the company continues to benefit from a diversity of director viewpoints and experience. We generally believe that an individual board’s nominating committee is best positioned to determine whether director term limits would be an appropriate measure to help achieve these goals and, if so, the nature of such limits. Invesco generally opposes proposals to limit the tenure of outside directors through mandatory retirement ages.

iii. Audit Committees and Auditors

1.	Qualifications of Audit Committee and Auditors

Invesco believes a company’s Audit Committee has a high degree of responsibility to shareholders in matters of financial disclosure, integrity of the financial statements and effectiveness of a company’s internal controls. Independence, experience and financial expertise are critical elements of a well-functioning Audit Committee. When electing directors who are members of a company’s Audit Committee, or when ratifying a company’s auditors, Invesco considers the past performance of the Audit Committee and holds its members accountable for the quality of the company’s financial statements and reports.

2.	Auditor Indemnifications

A company’s independent auditors play a critical role in ensuring and attesting to the integrity of the company’s financial statements. It is therefore essential that they perform their work in accordance with the highest standards. Invesco generally opposes proposals that would limit the liability of or indemnify auditors because doing so could serve to undermine this obligation.

3.	Adequate Disclosure of Auditor Fees

Understanding the fees earned by the auditors is important for assessing auditor independence. Invesco’s support for the re-appointment of the auditors will take into consideration the availability of adequate disclosure concerning the amount and nature of audit versus non-audit fees. Invesco generally will support proposals that call for this disclosure if it is not already being made.

E.	Remuneration and Incentives

Invesco believes properly constructed compensation plans that include equity ownership are effective in creating incentives that induce management and employees of portfolio companies to create greater shareholder wealth. Invesco generally supports equity compensation plans that promote the proper alignment of incentives with shareholders’ long-term interests, and generally votes against plans that are overly dilutive to existing shareholders, plans that contain

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objectionable structural features, and plans that appear likely to reduce the value of the client’s investment.

i. Independent Compensation/Remuneration Committee

Invesco believes that an independent, experienced and well-informed compensation/remuneration committee is critical to ensuring that a company’s remuneration practices align with shareholders’ interests and, therefore, generally supports proposals calling for a compensation/remuneration committee to be comprised solely of independent directors.

ii. Advisory Votes on Executive Compensation

Invesco believes that an independent compensation/remuneration committee of the board, with input from management, is generally best positioned to determine the appropriate components and levels of executive compensation, as well as the appropriate frequency of related shareholder advisory votes. This is particularly the case where shareholders can express their views on remuneration matters through annual votes for or against the election of the individual directors who comprise the compensation/remuneration committee. Invesco, therefore, generally will support management’s recommendations regarding the components and levels of executive compensation and the frequency of shareholder advisory votes on executive compensation. However, Invesco will vote against such recommendations where Invesco determines that a company’s executive remuneration policies are not properly aligned with shareholder interests or may create inappropriate incentives for management.

iii. Equity Based Compensation Plans

Invesco generally votes against plans that contain structural features that would impair the alignment of incentives between shareholders and management. Such features include, without limitation, the ability to reprice or reload options without shareholder approval, the ability to issue options below the stock’s current market price, or the ability to replenish shares automatically without shareholder approval.

iv. Severance Arrangements

Invesco considers proposed severance arrangements (sometimes known as “golden parachute” arrangements) on a case by case basis due to the wide variety among their terms. Invesco acknowledges that in some cases such arrangements, if reasonable, may be in shareholders’ best interests as a method of attracting and retaining high quality executive talent. Invesco generally votes in favor of proposals requiring advisory shareholder ratification of senior executives’ severance agreements while generally opposing proposals that require such agreements to be ratified by shareholders in advance of their adoption.

v. “Claw Back” Provisions

Invesco generally supports so called “claw back” policies intended to recoup remuneration paid to senior executives based upon materially inaccurate financial reporting (as evidenced by later restatements) or fraudulent accounting or business practices.

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vi. Employee Stock Purchase Plans

Invesco generally supports employee stock purchase plans that are reasonably designed to provide proper incentives to a broad base of employees, provided that the price at which employees may acquire stock represents a reasonable discount from the market price.

F.	Anti-Takeover Defenses

Measures designed to protect a company from unsolicited bids can adversely affect shareholder value and voting rights, and they have the potential to create conflicts of interests among directors, management and shareholders. Such measures include adopting or renewing shareholder rights plans (“poison pills”), requiring supermajority voting on certain corporate actions, classifying the election of directors instead of electing each director to an annual term, or creating separate classes of common or preferred stock with special voting rights. In determining whether to support a proposal to add, eliminate or restrict anti-takeover measures, Invesco will examine the elements of the proposal to assess the degree to which it would adversely affect shareholder rights of adopted. Invesco generally supports shareholder proposals directing companies to subject their anti-takeover provisions to a shareholder vote, as well as the following proposals:

•	Provide right to act by written consent

•	Provide right to call special meetings

•	Adopt fair price provision

•	Approve control share acquisition

Invesco generally opposes payments by companies to minority shareholders intended to dissuade such shareholders from pursuing a takeover or another change (sometimes known as “greenmail”) because these payments result in preferential treatment of some shareholders over others.

Companies occasionally require shareholder approval to engage in certain corporate actions or transactions such as mergers, acquisitions, name changes, dissolutions, reorganizations, divestitures and reincorporations. Invesco generally determines its votes for these types of corporate actions after a careful evaluation of the proposal. Generally, Invesco will support proposals to approve different types of restructurings that provide the necessary financing to save the company from involuntary bankruptcy. However, Invesco will generally oppose proposals to change a company’s corporate form or to “go dark” (i.e., going private transactions) without shareholder approval.

Reincorporation involves re-establishing the company in a different legal jurisdiction. Invesco generally will vote for proposals to reincorporate a company if the board and management have demonstrated sound financial or business reasons for the move. Invesco generally will oppose proposals to reincorporate if they are solely part of an anti-takeover defense or intended to limit directors’ liability.

Invesco will generally support proposals that ask the board to consider non-shareholder constituencies or other non-financial effects when evaluating a merger or business combination.

12

Proxy Voting Guidelines

for

Invesco Advisers, Inc.

PROXY VOTING GUIDELINES

Applicable to	All Advisory Clients, including the Invesco Funds
Risk Addressed by the Guidelines	Breach of fiduciary duty to client under Investment Advisers Act of 1940 by placing Invesco’s interests ahead of client’s best interests in voting proxies
Relevant Law and Other Sources	U.S. Investment Advisers Act of 1940, as amended
Last ☒Reviewed ☒Revised by Compliance for Accuracy	April 19, 2016
Guideline Owner	U.S. Compliance and Legal
Policy Approver	Invesco Advisers, Inc., Invesco Funds Board
Approved/Adopted Date	May 3-4, 2016

The following guidelines apply to all institutional and retail funds and accounts that have explicitly authorized Invesco Advisers, Inc. (“Invesco”) to vote proxies associated with securities held on their behalf (collectively, “Clients”).

A. INTRODUCTION

Invesco Ltd. (“IVZ”), the ultimate parent company of Invesco, has adopted a global policy statement on corporate governance and proxy voting (the “Invesco Global Proxy Policy”). The policy describes IVZ’s views on governance matters and the proxy administration and governance approach. Invesco votes proxies by using the framework and procedures set forth in the Invesco Global Proxy Policy, while maintaining the Invesco-specific guidelines described below.

B. PROXY VOTING OVERSIGHT: THE MUTUAL FUNDS’ BOARD OF TRUSTEES

In addition to the Global Invesco Proxy Advisory Committee, the Invesco mutual funds’ board of trustees provides oversight of the proxy process through quarterly reporting and an annual in-person presentation by Invesco’s Global Head of Proxy Governance and Responsible Investment.

C. USE OF THIRD PARTY PROXY ADVISORY SERVICES

Invesco has direct access to third-party proxy advisory analyses and recommendations (currently provided by Glass Lewis (“GL”) and Institutional Shareholder Services, Inc. (“ISS”)), among other research tools, and uses the information gleaned from those sources to make independent voting decisions.

Invesco’s proxy administration team performs extensive initial and ongoing due diligence on the proxy advisory firms that it engages. When deemed appropriate, representatives from the proxy advisory firms are asked to deliver updates directly to the mutual funds’ board of trustees. Invesco conducts semi-annual, in-person policy roundtables with key heads of research from ISS and GL to ensure transparency, dialogue and engagement with the firms. These meetings provide Invesco with an opportunity to assess the firms’ capabilities, conflicts of interest and service levels, as well as provide investment professionals with direct insight into the advisory firms’ stances on key governance and proxy topics and their policy framework/methodologies. Invesco’s proxy administration team also reviews the annual SSAE 16 reports for, and the periodic proxy guideline updates published by, each proxy advisory firm to ensure that their guidelines remain consistent with Invesco’s policies and procedures. Furthermore, each proxy advisory firm completes an annual due diligence questionnaire submitted by Invesco, and Invesco conducts on-site due diligence at each firm, in part to discuss their responses to the questionnaire.

If Invesco becomes aware of any material inaccuracies in the information provided by ISS or GL, Invesco’s proxy administration team will investigate the matter to determine the cause, evaluate the adequacy of the proxy advisory firm’s control structure and assess the efficacy of the measures instituted to prevent further errors.

ISS and GL provide updates to previously issued proxy reports when necessary to incorporate newly available information or to correct factual errors. ISS also has a Feedback Review Board, which provides a mechanism for stakeholders to communicate with ISS about issues related to proxy voting and policy formulation, research, and the accuracy of data contained in ISS reports.

D. PROXY VOTING GUIDELINES

The following guidelines describe Invesco’s general positions on various common proxy issues. The guidelines are not intended to be exhaustive or prescriptive. Invesco’s proxy process is investor-driven, and each portfolio manager retains ultimate discretion to vote proxies in the manner that he or she deems to be the most appropriate, consistent with the proxy voting principles and philosophy discussed in the Invesco Global Proxy Policy. Individual proxy votes therefore will differ from these guidelines from time to time.

I.	Corporate Governance

Management teams of companies are accountable to the boards of directors and directors of publicly held companies are accountable to shareholders. Invesco endeavors to vote the proxies of companies in a manner that will reinforce the notion of a board’s accountability. Consequently, Invesco generally votes against any actions that would impair the rights of shareholders or would reduce shareholders’ influence over the board.

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The following are specific voting issues that illustrate how Invesco applies this principle of accountability.

Elections of directors

In uncontested director elections for companies that do not have a controlling shareholder, Invesco generally votes in favor of slates if they are comprised of at least a majority of independent directors and if the boards’ key committees are fully independent. Key committees include the audit, compensation and governance or nominating Committees. Invesco’s standard of independence excludes directors who, in addition to the directorship, have any material business or family relationships with the companies they serve. Contested director elections are evaluated on a case-by-case basis.

Director performance

Invesco generally withholds votes from directors who exhibit a lack of accountability to shareholders, either through their Level of attendance at meetings or by adopting or approving egregious corporate-governance or other policies. In cases of material financial restatements, accounting fraud, habitually late filings, adopting shareholder rights plan (“poison pills”) without shareholder approval, or other areas of poor performance, Invesco may withhold votes from some or all of a company’s directors. In situations where directors’ performance is a concern, Invesco may also support shareholder proposals to take corrective actions, such as so-called “clawback” provisions.

Auditors and Audit Committee members

Invesco believes a company’s audit committee has a high degree of responsibility to shareholders in matters of financial disclosure, integrity of the financial statements and effectiveness of a company’s internal controls. Independence, experience and financial expertise are critical elements of a well-functioning audit committee. When electing directors who are members of a company’s audit committee, or when ratifying a company’s auditors, Invesco considers the past performance of the committee and holds its members accountable for the quality of the company’s financial statements and reports.

Majority standard in director elections

The right to elect directors is the single most important mechanism shareholders have to promote accountability. Invesco supports the nascent effort to reform the U.S. convention of electing directors, and generally votes in favor of proposals to elect directors by a majority vote.

Staggered Boards/Annual Election of Directors

Invesco generally supports proposals to elect each director annually rather than electing directors to staggered multi-year terms because annual elections increase a board’s level of accountability to its shareholders.

Supermajority voting requirements

Unless required by law in the state of incorporation, Invesco generally votes against actions that would impose any supermajority voting requirement, and generally supports actions to dismantle existing supermajority requirements.

Responsiveness of Directors

Invesco generally withholds votes for directors who do not adequately respond to shareholder proposals that were approved by a majority of votes cast the prior year.

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Cumulative voting

The practice of cumulative voting can enable minority shareholders to have representation on a company’s board, Invesco generally supports proposals to institute the practice of cumulative voting at companies whose overall corporate-governance standards indicate a particular need to protect the interests of minority shareholders.

Proxy access

Invesco generally supports shareholders’ nominations of directors in the proxy statement and ballot because it increases the accountability of the board to shareholders. Invesco will generally consider the proposed minimum period of ownership (e.g., three years), minimum ownership percentage (e.g., three percent), limitations on a proponent’s ability to aggregate holdings with other shareholders and the maximum percentage of directors who can be nominated when determining how to vote on proxy access proposals.

Shareholder access

On business matters with potential financial consequences, Invesco generally votes in favor of proposals that would increase shareholders’ opportunities to express their views to boards of directors, proposals that would lower barriers to shareholder action and proposals to promote the adoption of generally accepted best practices in corporate governance. Furthermore, Invesco generally votes for shareholder proposals that are designed to protect shareholder rights if a company’s corporate governance standards indicate that such additional protections are warranted.

Exclusive Forum

Invesco generally supports proposals that would designate a specific jurisdiction in company bylaws as the exclusive venue for certain types of shareholder lawsuits in order to reduce costs arising out of multijurisdidional litigation.

II.	Compensation and Incentives

Invesco believes properly constructed compensation plans that include equity ownership are effective in creating incentives that induce management and employees of companies to create greater shareholder wealth. Invesco generally supports equity compensation plans that promote the proper alignment of incentives with shareholders’ long-term interests, and generally votes against plans that are overly dilutive to existing shareholders, plans that contain objectionable structural features, and plans that appear likely to reduce the value of the Client’s investment.

Following are specific voting issues that illustrate how Invesco evaluates incentive plans.

Executive compensation

Invesco evaluates executive compensation plans within the context of the company’s performance under the executives’ tenure. Invesco believes independent compensation committees are best positioned to craft executive-compensation plans that are suitable for their company-specific circumstances. Invesco views the election of independent compensation committee members as the appropriate mechanism for shareholders to express their approval or disapproval of a company’s compensation practices. Therefore, Invesco generally does not support shareholder proposals to limit or eliminate certain forms of executive compensation. In the interest of reinforcing the notion of a compensation committee’s accountability to shareholders, Invesco generally supports proposals requesting that companies subject each year’s compensation record to an advisory shareholder vote, or so-called “say on pay” proposals.

4

Equity-based compensation plans

Invesco generally votes against plans that contain structural features that would impair the alignment of incentives between shareholders and management. Such features include the ability to reprice or reload options without shareholder approval, the ability to issue options below the stock’s current market price, or the ability automatically to replenish shares without shareholder approval.

Employee stock-purchase plans

Invesco generally supports employee stock-purchase plans that are reasonably designed to provide proper incentives to a broad base of employees, provided that the price at which employees may acquire stock is at most a 15 percent discount from the market price.

Severance agreements

Invesco generally votes in favor of proposals requiring advisory shareholder ratification of executives’ severance agreements. However, Invesco generally opposes proposals requiring such agreements to be ratified by shareholders in advance of their adoption. Given the vast differences that may occur in these agreements, some severance agreements are evaluated on an individual basis.

III.	Capitalization

Examples of management proposals related to a company’s capital structure include authorizing or issuing additional equity capital, repurchasing outstanding stock, or enacting a stock split or reverse stock split. On requests for additional capital stock, Invesco analyzes the company’s stated reasons for the request. Except where the request could adversely affect the Client’s ownership stake or voting rights, Invesco generally supports a board’s decisions on its needs for additional capital stock. Some capitalization proposals require a case-by-case analysis. Examples of such proposals include authorizing common or preferred stock with special voting rights, or issuing additional stock in connection with an acquisition.

IV.	Mergers, Acquisitions and Other Corporate Actions

Issuers occasionally require shareholder approval to engage in certain corporate actions such as mergers, acquisitions, name changes, dissolutions, reorganizations, divestitures and reincorporations and the votes for these types of corporate actions are generally determined on a case-by-case basis.

V.	Anti-Takeover Measures

Practices designed to protect a company from unsolicited bids can adversely affect shareholder value and voting rights, and they potentially create conflicts of interests among directors, management and shareholders. Except under special issuer-specific circumstances, Invesco generally votes to reduce or eliminate such measures. These measures include adopting or renewing “poison pills”, requiring supermajority voting on certain corporate actions, classifying the election of directors instead of electing each director to an annual term, or creating separate classes of common or preferred stock with special voting rights. Invesco generally votes against management proposals to impose these types of measures, and generally votes for shareholder proposals designed to reduce such measures. Invesco generally supports shareholder proposals directing companies to subject their anti-takeover provisions to a shareholder vote.

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VI.	Environmental, Social and Corporate Responsibility Issues

Invesco believes that a company’s response to environmental, social and corporate responsibility issues and the risks attendant to them can have a significant effect on its long-term shareholder value. Invesco recognizes that to manage a corporation effectively, directors and management must consider not only the interest of shareholders, but also the interests of employees, customers, suppliers and creditors, among others. While Invesco generally affords management discretion with respect to the operation of a company’s business, Invesco will evaluate such proposals on a case-by-case basis and will vote proposals relating to these issues in a manner intended to maximize long-term shareholder value.

VII.	Routine Business Matters

Routine business matters rarely have the potential to have a material effect on the economic prospects of Clients’ holdings, so Invesco generally supports a board’s discretion on these items. However, Invesco generally votes against proposals where there is insufficient information to make a decision about the nature of the proposal. Similarly, Invesco generally votes against proposals to conduct other unidentified business at shareholder meetings.

D.	EXCEPTIONS

Client Maintains Right to Vote Proxies

In the case of institutional or sub-advised Clients, Invesco will vote the proxies in accordance with these guidelines and the Invesco Global Proxy Policy, unless the Client retains in writing the right to vote or the named fiduciary of a Client (e.g., the plan sponsor of an ERISA Client) retains in writing the right to direct the plan trustee or a third party to vote proxies.

Voting for Certain Investment Strategies

For cash sweep investment vehicles selected by a Client but for which Invesco has proxy voting authority over the account and where no other Client holds the same securities, Invesco will vote proxies based on ISS recommendations.

Funds of Funds

Some Invesco Funds offering diversified asset allocation within one investment vehicle own shares in other Invesco Funds. A potential conflict of interest could arise if an underlying Invesco Fund has a shareholder meeting with any proxy issues to be voted on, because Invesco’s asset-allocation funds or target-maturity funds may be large shareholders of the underlying fund. In order to avoid any potential for a conflict, the asset-allocation funds and target maturity funds vote their shares in the same proportion as the votes of the external shareholders of the underlying fund.

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F.	POLICIES AND VOTE DISCLOSURE

A copy of these guidelines, the Invesco Global Proxy Policy and the voting record of each Invesco Retail Fund are available on Invesco’s web site, www.invesco.com. In accordance with Securities and Exchange Commission regulations, all Invesco Funds file a record of all proxy-voting activity for the prior 12 months ending June 30th. That filing is made on or before August 31st of each year. In the case of institutional and sub-advised Clients, Clients may contact their client service representative to request information about how Invesco voted proxies on their behalf. Absent specific contractual guidelines, such requests may be made on a semi-annual basis.

7

Proxy Voting Guidelines

for

Invesco Asset Management Limited (UK)

Invesco

Henley Investment Centre
UK Stewardship Policy

Contents

Page

03	Introduction

03	What is the UK Stewardship Code?

03	Our compliance with the Stewardship Code

04	Introduction to the principles of the Stewardship Code

05	Principle 1: Institutional investors should publicly disclose their policy on how they will discharge their stewardship responsibilities.

06	Principle 2: Institutional investors should have a robust policy on managing conflicts of interest in relation to stewardship and this policy should be publicly disclosed.

07	Principle 3: Institutional investors should monitor their investee companies.

08	Principle 4: Institutional investors should establish clear guidelines on when and how they will escalate their activities as a method of protecting and enhancing shareholder value.

09	Principle 5: Institutional investors should be willing to act collectively with other investors where appropriate

09	Principle 6: Institutional investors should have a clear policy on voting and disclosure of voting activity

11	Principle 7: Institutional investors should report periodically on their stewardship and voting activities

11	Further information/useful links

11	Key contact details for matters concerning stewardship

Henley Investment Centre UK Stewardship Policy	03

Introduction

This paper describes Invesco’s approach to stewardship in the UK and in particular how our policy and procedures meet the requirements of the Financial Reporting Council’s (FRC) UK Stewardship Code (the Code). Its purpose is to increase understanding of the philosophy, beliefs and practices that drive the Henley Investment Centre’s behaviours as a significant institutional investor in markets around the world.

Invesco’s Henley Investment Centre has supported the development of good governance in the UK and beyond for many years. We are signatories and supporters of the FRC’s Stewardship Code. The Code sets out a number of areas of good practice to which the FRC believes institutional investors should aspire. It also describes steps asset owners can take to protect and enhance the value that accrues to the ultimate beneficiary.

This document is designed to describe how we approach our stewardship responsibilities and how this is consistent with and complies with the Code. It also provides useful links to relevant documents, codes and regulation for those who would like to look further at the broader context of our policy and the Code, as well as our commitment to other initiatives in this area, such as the UN supported Principles for Responsible Investment, of which Invesco is a signatory.

Key contact details are available at the end of this document should you have any questions on any aspect of our stewardship activities.

What is the UK Stewardship Code?

The UK Stewardship Code is a set of principles and guidance for institutional investors which represents current best practice on how they should perform their stewardship duties. The purpose of the Code is to improve the quality of engagement between institutional investors and companies to help improve long-term returns to shareholders and the efficient exercise of governance responsibilities. The Code was published by the FRC in July 2010, was updated in September 2012, and will continue to be overseen by the FRC. Commitment to the Code is on a “comply or explain” basis.

Our compliance with the UK Stewardship Code

Invesco is committed to being a responsible investor. We serve our clients in this space as a trusted partner both on specific responsible investment product strategies as well as part of our commitment to deliver a superior investment experience. Invesco signed the UN sponsored Principles for Responsible Investment (PRI) in 2013 thereby formalising our commitment to responsible investment globally. We achieved an A+ rating in our 2017 PRI assessment for our strategy and governance in responsible investment. This rating demonstrates our extensive efforts in terms of environmental, social and governance (ESG) integration, active ownership, investor collaboration and transparency. The diversity of Invesco means that investment centres and strategies will vary in their approaches to implementation of responsible investment. Global resources both in terms of external research input and a global team of experts underpin and drive this effort alongside our investment centres. Invesco is a signatory to the UK Stewardship Code. The Code sets out seven principles, which support good practice on engagement with investee companies, and to which the FRC believes institutional investors should aspire.

The Henley Investment Centre takes its responsibilities for investing its clients’ money very seriously. As a core part of the investment process, its fund managers will endeavour to establish a dialogue with company management to promote company decision making that is in the best interests of shareholders, and takes into account ESG issues.

Being a major shareholder in a company is more than simply expecting to benefit from its future earnings streams. In the Henley Investment Centre’s view, it is about helping to provide the capital a company needs to grow, about being actively involved in its strategy, when necessary, and helping to ensure that shareholder interests are always at the forefront of management’s thoughts.

We recognize that different asset classes will vary in their approach to implementation of stewardship activities. Where relevant, the fixed interest and multi-asset teams consider ESG elements as part of their investment research.

The Henley Investment Centre primarily defines stewardship as representing the best interests of clients in its fiduciary role as a discretionary asset manager (not asset owner) and as an institutional shareholder. This is considered more appropriate than undertaking the direct management of investee companies, which we believe should always remain the responsibility of the directors and executives of those companies.

The Henley Investment Centre may at times seek to influence strategies of investee companies, where appropriate, on behalf of its clients, but it will never seek to be involved in the day to day running of any investee companies. The Henley Investment Centre considers that being an active shareholder is fundamental to good Corporate Governance. Although this does not entail intervening in daily management decisions, it does involve supporting general standards for corporate activity and, where necessary, taking the initiative to ensure those standards are met, with a view to protecting and enhancing value for investors in our portfolios.

Engagement will also be proportionate and will reflect the size of holdings, length of holding period and liquidity of the underlying company shares. Given that the majority of the Henley Investment Centre’s investments are part of a very active asset management culture, engagement with those companies in which it chooses to invest its clients’ money is very important. Encouraging high standards of corporate governance within those companies that it invests is key to achieving successful outcomes for its clients.

The Henley Investment Centre sets out below how it complies with each principle of the FRC’s Stewardship code, or details why we have chosen to take a different approach, where relevant.

Henley Investment Centre UK Stewardship Policy	04

Scope

The scope of this policy covers all portfolios that are managed by the Invesco investment teams located in Henley on Thames, United Kingdom and specifically excludes portfolios that are managed by other investment teams within the wider Invesco group that have their own voting, corporate governance and stewardship policies, all falling under the broader global policy. As an example, within Invesco’s UK ICVC range the following funds are excluded: Invesco US Enhanced Index Fund (UK), Invesco Balanced Risk 8 Fund (UK), Invesco Balanced Risk 10 Fund (UK), Invesco European ex UK Enhanced Index Fund (UK), Invesco Global Balanced Index Fund (UK), Invesco Global ex-UK Core Equity Index Fund (UK), Invesco Global ex-UK Enhanced Index Fund (UK), Invesco Hong Kong  & China Fund (UK), Invesco Japanese Smaller Companies Fund (UK) and Invesco UK Enhanced Index Fund (UK).

Introduction to the principles of the Stewardship Code

There are 7 principles under the Stewardship Code. Each principle is accompanied by guidance to help investors focus on how to meet it.

The principles are as follows:

- Principle 1:	Institutional investors should publicly disclose their policy on how they will discharge their stewardship responsibilities.

- Principle 2:	Institutional investors should have a robust policy on managing conflicts of interest in relation to stewardship and this policy should be publicly disclosed.

- Principle 3:	Institutional investors should monitor their investee companies.

- Principle 4:	Institutional investors should establish clear guidelines on when and how they will escalate their activities as a method of protecting and enhancing shareholder value.

- Principle 5:	Institutional investors should be willing to act collectively with other investors where appropriate.

- Principle 6:	Institutional investors should have a clear policy on voting and disclosure of voting activity.

- Principle 7:	Institutional investors should report periodically on their stewardship and voting activities.

Henley Investment Centre UK Stewardship Policy	05

Principle 1

Institutional investors should publicly disclose their policy on how they will discharge their stewardship responsibilities.

Guidance

Stewardship activities include monitoring and engaging with companies on matters such as strategy, performance, risk, capital structure and corporate governance, including culture and remuneration.

Engagement is purposeful dialogue with companies on those matters as well as on issues that are the immediate subject of votes at general meetings.

The policy should disclose how the institutional investor applies stewardship with the aim of enhancing and protecting the value for the ultimate beneficiary or client.

The statement should reflect the institutional investor’s activities within the investment chain, as well as the responsibilities that arise from those activities. In particular, the stewardship responsibilities of those whose primary activities are related to asset ownership may be different from those whose primary activities are related to asset management or other investment related services.

Where activities are outsourced, the statement should explain how this is compatible with the proper exercise of the institutional investor’s stewardship responsibilities and what steps the investor has taken to ensure that they are carried out in a manner consistent with the approach to stewardship set out in the statement.

The disclosure should describe arrangements for integrating stewardship within the wider investment process.

Invesco’s Investors’ approach:

The Henley Investment Centre complies with Principle 1 by publishing Invesco’s Global Policy Statement on Corporate Governance and Proxy Voting and this document around the specific application to Invesco on its website.

In this document we explain our philosophy on stewardship, our proxy voting policy and how we deal with conflicts of interest. In addition, this statement of compliance with the UK Stewardship Code indicates how the Henley Investment Centre addresses engagement, monitoring, and incorporates environmental, social and governance (ESG) activities within our investment process. All of our activities are aimed at enhancing and protecting the value of our investments for our clients.

These documents are reviewed and updated on an annual basis.

Integration of stewardship activities as part of the wider investment process

The investment process and philosophy in Henley is rooted in a culture of long term, valuation led, active management. Fundamental research of companies includes a holistic set of factors.

When analysing companies’ prospects for future profitability and hence returns to shareholders, we will take many variables into account, including but not limited to, the following:

-	Nomination and audit committees

-	Remuneration policies, reporting and directors’ remuneration

-	Board balance and structure

-	Financial reporting principles

-	Internal control system and annual review of its effectiveness

-	Dividend and Capital Management policies

-	ESG activities

Frequent dialogue with companies on these topics is an essential part of our fundamental research process and we will regularly support companies to improve and develop overtime. As such, stewardship is core to our wider investment process.

Dialogue with companies

We will endeavour, where practicable and in accordance with its investment approach, to enter into a dialogue with companies’ management based on the mutual understanding of objectives. This dialogue is likely to include regular meetings with company representatives to explore any concerns about ESG issues where these may impact on the best interests of clients. In discussion with company boards and senior non-Executive Directors, we will endeavour to cover any matters of particular relevance to investee company shareholder value.

Those people on the inside of a company, most obviously its executives, know their businesses much more intimately. Therefore, it is usually appropriate to leave strategic matters in their hands. However, if that strategy is not working, or alternatives need exploring, the Henley Investment Centre will seek to influence the direction of that company where practicable. In our view, this is part of our responsibility to clients.

Ultimately the business’ performance will have an impact on the returns generated by the Henley Investment Centre’s portfolios, whether it is in terms of share price performance or dividends, and the business wants to seek to ensure that the capital invested on behalf of its clients is being used as effectively as possible. In the majority of cases the business is broadly in agreement with the direction of a company that it has invested in, as its initial decision to invest will have taken these factors into account. Corporate engagement provides an opportunity for regular reviews of these issues.

Henley Investment Centre UK Stewardship Policy	06

The building of this relationship facilitates frank and open discussion, and on-going interaction is an integral part of the fund manager’s role. The fact that the Henley Investment Centre has been a major shareholder in a number of companies for a long time, reflects both the fact that the original investments were based on a joint understanding of where the businesses were going and the ability of the companies’ management to execute that plan. It adds depth to the sophistication of our understanding of the firm, its clients and markets. Inevitably there are times when our views diverge from those of the companies’ executives but, where possible, we attempt to work with companies towards a practical solution. However, the Henley Investment Centre believes that its status as part-owner of companies means that it has both the right and the responsibility to make its views known. The option of selling out of those businesses is always open, but normally we prefer to push for change, (i.e. we believe that we are more influential as an owner of equity) even if this can be a slow process.

Specifically when considering resolutions put to shareholders, we will pay attention to the companies’ compliance with the relevant local requirements.

Non-routine resolutions and other topics

These will be considered on a case-by-case basis and where proposals are put to a vote will require proper explanation and justification by (in most instances) the Board. Examples of such proposals would be all political donations and any proposal made by a shareholder or body of shareholders (typically a pressure group).

Other considerations that the Henley Investment Centre might apply to non-routine proposals will include:

-	The degree to which the company’s stated position on the issue could affect its reputation and/or sales, or leave it vulnerable to boycott or selective purchasing

-	Peer group response to the issue in question

-	Whether implementation would achieve the objectives sought in the proposal

-	Whether the matter is best left to the Board’s discretion

Principle 2

Institutional investors should have a robust policy on managing conflicts of interest in relation to stewardship and this policy should be publicly disclosed.

Guidance

An institutional investor’s duty is to act in the interests of its clients and/or beneficiaries.

Conflicts of interest will inevitably arise from time to time, which may include when voting on matters affecting a parent company or client.

Institutional investors should put in place, maintain and publicly disclose a policy for identifying and managing conflicts of interest with the aim of taking all reasonable steps to put the interests of their client or beneficiary first. The policy should also address how matters are handled when the interests of clients or beneficiaries diverge from each other.

Invesco’s Investors’ approach:

Invesco is required to take all appropriate steps to identify, manage, record and, where relevant, disclose actual or potential conflicts of interest between ourselves (including our managers and employees and any person directly or indirectly linked) and our clients and between one client and another. Invesco has a UK Conflicts of Interest Policy which lists the types of potential conflicts of interest which may arise through the normal course of business whose existence may damage the interests of clients and details the administrative arrangements taken to prevent and manage these. A copy of the UK Conflicts of Interest Policy is provided to investors on request.

Invesco has a UK Code of Ethics for its employees which covers expectations around our principles and obligations as a fiduciary, material non-public information, personal account dealing, outside business activity, and other potential conflicts of interest. All employees are required to provide an annual attestation that they have read the Code of Ethics and will comply with its provisions.

Invesco maintains policies and procedures that deal with conflicts of interest in all of its business dealings. In particular in relation to conflicts of interest that exist in its stewardship and proxy voting activities, these policies can be found in the Global Policy Statement on Corporate Governance and Proxy Voting found on our website.

There may be occasions where voting proxies may present a real or perceived conflict of interest between Invesco, as investment manager, and one or more of Invesco’s clients or vendors. Under Invesco’s Code of Conduct, Invesco entities and individuals are strictly prohibited from putting personal benefit, whether tangible or intangible, before the interests of clients. “Personal benefit” includes any intended benefit for Invesco, oneself or any other individual, company, group or organization of any kind whatsoever, except a benefit for the relevant Invesco client.

Firm-level Conflicts of Interest

A conflict of interest may exist if Invesco has a material business relationship with, or is actively soliciting business from, either the company soliciting a proxy vote or a third party that has a material interest in the outcome of a proxy vote or that is actively lobbying for a particular outcome of a proxy vote (e.g., issuers that are distributors of Invesco’s products, or issuers that employ Invesco to manage portions of their retirement plans or treasury accounts). Invesco’s proxy administration team maintains a list of all such issuers for which a conflict of interest actually exists.

If the proposal that gives rise to the potential conflict is specifically addressed by this Policy or the operating guidelines and procedures of the relevant regional investment centre, Invesco generally will vote the proxy in accordance therewith. Where this is not the case, Invesco operates a global Invesco proxy advisory committee (IPAC) who will vote the proxy based on the majority vote of its members (see full description of IPAC in the section on Principle 6).

Henley Investment Centre UK Stewardship Policy	07

Because this Policy and the operating guidelines and procedures of each regional investment centre are pre-determined and crafted to be in the best economic interest of clients, applying them to vote client proxies should, in most instances, adequately resolve any potential conflict of interest. As an additional safeguard, persons from Invesco’s marketing, distribution and other customer-facing functions may not serve on the IPAC.

Personal Conflicts of Interest

A conflict also may exist where an Invesco employee has a known personal relationship with other proponents of proxy proposals, participants in proxy contests, corporate directors or candidates for directorships.

All Invesco personnel with proxy voting responsibilities are required to report any known personal conflicts of interest regarding proxy issues with which they are involved. In such instances, the individual(s) with the conflict will be excluded from the decision making process relating to such issues.

Other Conflicts of Interest

In order to avoid any appearance of a conflict of interest, Invesco will not vote proxies issued by, or related to matters involving, Invesco Ltd. that may be held in client accounts from time to time.

Principle 3

Institutional investors should monitor their investee companies.

Guidance

Effective monitoring is an essential component of stewardship. It should take place regularly and be checked periodically for effectiveness.

When monitoring companies, institutional investors should seek to:

-	Keep abreast of the company’s performance;

-	Keep abreast of developments, both internal and external to the company, that drive the company’s value and risks;

-	Satisfy themselves that the company’s leadership is effective;

-	Satisfy themselves that the company’s board and committees adhere to the spirit of the UK Corporate Governance Code, including through meetings with the chairman and other board members;

-	Consider the quality of the company’s reporting; and

-	Attend the General Meetings of companies in which they have a major holding, where appropriate and practicable

Institutional investors should consider carefully explanations given for departure from the UK Corporate Governance Code and make reasoned judgements in each case. They should give a timely explanation to the company, in writing where appropriate, and be prepared to enter a dialogue if they do not accept the company’s position.

Institutional investors should endeavour to identify at an early stage issues that may result in a significant loss in investment value. If they have concerns, they should seek to ensure that the appropriate members of the investee company’s board or management are made aware.

Institutional investors may or may not wish to be made insiders. An institutional investor who may be willing to become an insider should indicate in its stewardship statement the willingness to do so, and the mechanism by which this could be done.

Institutional investors will expect investee companies and their advisers to ensure that information that could affect their ability to deal in the shares of the company concerned is not conveyed to them without their prior agreement.

Invesco’s Investors’ approach:

Through the Henley Investment Centre’s active investment process, fund managers endeavour to establish on a proportionate basis, on-going dialogue with company management and this includes regular meetings. The business will also engage with companies on particular ESG related matters.

Meeting investee companies is a core part of the investment process and the Henley Investment Centre is committed to keeping records of all key engagement activities.

However, meeting company management is not the only method of corporate engagement.

-	Our investment teams regularly review company filings and publicly available information to gain a fuller understanding of the relevant company.

-	We also attend public meetings that companies call in order to hear from company boards and to discuss topics with other company shareholders on an informal basis.

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Our investment teams also utilise research provided by market participants on the companies that we invest in. This allows us to understand what other participants in the capital markets think about those companies, and helps us develop a more rounded view. Invesco expenses research costs.

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Our investment teams have access to external corporate governance research that flags corporate non-compliance with best practice corporate governance standards. While we believe this is a helpful guide, we consider each company on a case by case basis and may well support management where we believe this is in our clients’ best interest.

This approach, and these methods of gaining information allows us to review the performance of our investee companies on a regular basis, and ask questions and raise concerns promptly.

Invesco’s approach to the receipt of “inside information”

Invesco has a global and interconnected asset management business without internal information barriers, which means that the receipt of inside information by one area of Invesco’s global business results in all of Invesco’s global business being deemed to be in receipt of inside information.

The Henley Investment Centre acknowledges that the receipt of inside information has the potential to negatively impact other investment teams, our clients and more generally the efficient and fair operation of capital markets.

Henley Investment Centre UK Stewardship Policy	08

For these reasons and as a matter of general policy the business does not want to receive inside information.

However, it is acknowledged that as part of the Henley Investment Centre’s investment approach and duty to act in the best interests of our clients, there are circumstances in which the business may receive inside information which are detailed further in relevant procedures and policies.

The Henley Investment Centre’s investment approach is about forming strong, long term relationships with the companies it invests in. We do this by maintaining regular and direct contact with corporate brokers and the management of companies that they invest in so that we can build real insight into and a deep understanding of such companies, as well as the markets and industry in which they operate.

This, along with the corporate governance responsibilities of being long term asset managers, means participating in meaningful conversations about our investee companies with the company itself and its advisors. This approach provides us with the opportunity to engage in discussions regarding the direction of the strategy of those companies before decisions by the companies have been made. Such engagement is an important aspect of the exercise of our responsibilities as asset manager owners.

Fund managers individually have a key fiduciary responsibility in assessing information received and managing it effectively. In accepting that fund managers may be exposed to receiving inside information, the business has in place policies and procedures to effectively manage this risk. Anyone in receipt of inside information should only disclose to colleagues where necessary or required through the normal course of business and on a “need to know” basis. As soon as an individual has received inside information and been made an insider, compliance will be notified together with the names of those known to also be in receipt of the information. Compliance will update the Invesco “insider list” and ensure trading systems are updated to prevent any further trading until the information becomes public. Further details are available upon request.

Principle 4

Institutional investors should establish clear guidelines on when and how they will escalate their activities as a method of protecting and enhancing shareholder value.

Guidance

Institutional investors should set out the circumstances in which they will actively intervene and regularly assess the outcomes of doing so. Intervention should be considered regardless of whether an active or passive investment policy is followed. In addition, being underweight is not, of itself, a reason for not intervening. Instances when institutional investors may want to intervene include, but are not limited to, when they have concerns about the company’s strategy, performance, governance, remuneration or approach to risks, including those that may arise from social and environmental matters.

Initial discussions should take place on a confidential basis. However, if companies do not respond constructively when institutional investors intervene, then institutional investors should consider whether to escalate their action, for example, by:

-	Holding additional meetings with management specifically to discuss concerns;

-	Expressing concerns through the company’s advisers;

-	Meeting with the chairman or other board members;

-	Intervening jointly with other institutions on particular issues;

-	Making a public statement in advance of General Meetings;

-	Submitting resolutions and speaking at General Meetings; and

-	Requisitioning a General Meeting, in some cases proposing to change board membership

Invesco’s Investors’ approach:

The Henley Investment Centre’s fund managers escalate stewardship activities in several stages. Initially any issues/concerns would be raised by its fund managers through a process of on-going dialogue and company meetings. We may then take a number of actions to escalate our concerns along the lines of a broad escalation hierarchy, via a number of different approaches including (but not limited to) as follows:

-	Meeting with non-executive members of company boards to discuss our concerns

-	Attendance and active participation at company annual general meetings (AGMs)

-	Writing of letters to company boards expressing our concerns and requiring action to be taken

-	Votes against management through the use of proxy voting on company resolutions

On occasions where a fund manager believes an issue is significant enough to be escalated, we will ensure the relevant internal resources are made available to support the fund manager in securing the most appropriate outcome for our clients.

Henley Investment Centre UK Stewardship Policy	09

Examples of issues that would prompt us to escalate our concerns may include:

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Poor examples of corporate governance practice within companies – for example where management structures are created that increase conflicts of interest, or leave management control in the hands of dominant shareholders.

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Concerns over remuneration policies at companies where those policies do not align with the ongoing positive growth of the company. This may include us exercising our proxy votes against the reappointment of chairs of the remuneration committees in order to express our concerns.

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Where the strategic direction of companies that we invest in changes significantly, and does not match with the original investment rationale that attracted us to the company in the first place, and where we believe that the new strategy will no longer return the best value to shareholders, and ultimately to our clients.

-	Where Board structure or individual composition at an investee company does not meet our standards in terms of the qualifications and expertise required.

We believe that our approach to escalation is consistent with the intent of the Code. However, because we approach each engagement individually we do not see this as a mechanistic process, and therefore our approach will vary based on the individual situations. Through regular and frank meetings with management, we try as much as possible to raise queries and issues before they become areas of concern that require more direct intervention – such as votes against management or disinvestment of positions.

Our preference is to engage privately as we believe it better serves the long-term interests of our clients to establish relationships, and a reputation with companies that enhances rather than hinders dialogue.

Principle 5

Institutional investors should be willing to act collectively with other investors where appropriate

Guidance

At times collaboration with other investors may be the most effective manner in which to engage.

Collective engagement may be most appropriate at times of significant corporate or wider economic stress, or when the risks posed threaten to destroy significant value.

Institutional investors should disclose their policy on collective engagement, which should indicate their readiness to work with other investors through formal and informal groups when this is necessary to achieve their objectives and ensure companies are aware of concerns. The disclosure should also indicate the kinds of circumstances in which the institutional investor would consider participating in collective engagement.

Invesco’s Investors’ approach:

The Henley Investment Centre is supportive of collective engagement in cases where objectives between parties are mutually agreeable and there are no conflicts of interest.

In taking collaborative action we are cognisant of legal and regulatory requirements, including on market abuse, insider dealing and concert party regulations.

The Investment Association (IA), the UK Sustainable Investment and Finance Association (UKSIF) and the UN backed Principles for Responsible Investment (PRI) coordinate and support collective shareholder meetings which can be very effective as they are carried out in a neutral environment. Where we have an interest, we are regular participants in such meetings.

Invesco are also members of the UK Investor Forum, an organisation set up to create an effective model for collective engagement with UK companies.

All of our engagement activities are undertaken in the best interests of our clients.

Principle 6

Institutional investors should have a clear policy on voting and disclosure of voting activity

Guidance

Institutional investors should seek to vote on all shares held. They should not automatically support the board.

If they have been unable to reach a satisfactory outcome through active dialogue then they should register an abstention or vote against the resolution. In both instances, it is good practice to inform the company in advance of their intention and the reasons why.

Institutional investors should disclose publicly voting records.

Institutional investors should disclose the use made, if any, of proxy voting or other voting advisory services. They should describe the scope of such services, identify the providers and disclose the extent to which they follow, rely upon or use recommendations made by such services.

Institutional investors should disclose their approach to stock lending and recalling lent stock.

Invesco’s Investors’ approach:

Invesco views proxy voting as an integral part of its investment management responsibilities and believes that the right to vote proxies should be managed with the same high standards of care and fiduciary duty to its clients as all other elements of the investment process. Invesco’s proxy voting philosophy, governance structure and process are designed to ensure that proxy votes are cast in accordance with clients’ best interests, which Invesco interprets to mean clients’ best economic interests.

Invesco investment teams vote proxies on behalf of Invesco-sponsored funds and non-fund advisory clients that have explicitly granted Invesco authority in writing to vote proxies on their behalf.

Henley Investment Centre UK Stewardship Policy	10

The proxy voting process at Invesco, which is driven by investment professionals, focuses on maximizing long-term value for our clients, protecting clients’ rights and promoting governance structures and practices that reinforce the accountability of corporate management and boards of directors to shareholders. Invesco takes a nuanced approach to voting and, therefore, many matters to be voted upon are reviewed on a case by case basis. The Henley Investment Centre buys research from several providers to make an informed voting decision. Globally we use ISS and Glass Lewis and we use the Investment Association IVIS service for research for UK securities.

The Henley Investment Centre reports the investment teams’ proxy voting records through an easily accessible portal on our website. This allows our clients to see votes that have been cast by our investment professionals on each of our ICVC funds managed by IAML, by company that we are shareholders of, and by resolution, and to easily search for the records that they are interested in. This can be viewed on our website at: www.invesco.co.uk/proxy-voting-records This data will be updated on an annual basis.

Global Proxy Voting Platform and Administration

Guided by its philosophy that investment teams should manage proxy voting, Invesco has created the Global Invesco Proxy Advisory Committee (“Global IPAC”). The Global IPAC is a global investments-driven committee which compromises representatives from various investment management teams and Invesco’s Head of Global Governance, Policy and Responsible Investment (“Head of Global Governance”). The Global IPAC provides a forum for investment teams to monitor, understand and discuss key proxy issues and voting trends within the Invesco group. In addition to the Global IPAC, for some clients, third parties (e.g., U.S. mutual fund boards) provide oversight of the proxy process.

The Global IPAC and Invesco’s proxy administration and governance team, compliance and legal teams regularly communicate and review this Policy and the operating guidelines and procedures of each regional investment centre to ensure that they remain consistent with clients’ best interests, regulatory requirements, governance trends and industry best practices.

Invesco maintains a proprietary global proxy administration platform, supported by the Global Head of Responsible Investment and a dedicated team of internal proxy specialists. This proprietary portal is supported by Institutional Shareholder Services (ISS) to process the underlying voting ballots. The platform streamlines the proxy voting and ballot reconciliation processes, as well as related functions, such as share blocking and managing conflicts of interest issuers. Managing these processes internally, as opposed to relying on third parties, gives Invesco greater quality control, oversight and independence in the proxy administration process.

The platform also includes advanced global reporting and record-keeping capabilities regarding proxy matters that enable Invesco to satisfy client, regulatory and management requirements. Certain investment teams also use the platform to access third-party proxy research.

Non-Votes

In the vast majority of instances, Invesco is able to vote proxies successfully. However, in certain circumstances Invesco may refrain from voting where the economic or other opportunity costs of voting exceeds any anticipated benefits of that proxy proposal. In addition, there may be instances in which Invesco is unable to vote all of its clients’ proxies despite using commercially reasonable efforts to do so. For example:

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Invesco may not receive proxy materials from the relevant fund or client custodian with sufficient time and information to make an informed independent voting decision. In such cases, Invesco may choose not to vote, to abstain from voting or to vote in accordance with proxy advisor recommendations

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If the security in question is on loan as part of a securities lending program, Invesco may determine that the benefit to the client of voting a particular proxy is outweighed by the revenue that would be lost by terminating the loan and recalling the securities

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In some countries the exercise of voting rights imposes temporary transfer restrictions on the related securities (“share blocking”). Invesco generally refrains from voting proxies in share-blocking countries unless Invesco determines that the benefit to the clients of voting a specific proxy outweighs the clients’ temporary inability to sell the security

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Some companies require a representative to attend meetings in person in order to vote a proxy. In such cases, Invesco may determine that the costs of sending a representative or signing a power-of-attorney outweigh the benefit of voting a particular proxy

Approach to Stock Lending

The Henley Investment Centre does not enter into stock lending arrangements.

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Principle 7

Institutional investors should report periodically on their stewardship and voting activities

Guidance

Institutional investors should maintain a clear record of their stewardship activities.

Asset managers should regularly account to their clients or beneficiaries as to how they have discharged their responsibilities. Such reports will be likely to comprise qualitative as well as quantitative information. The particular information reported and the format used, should be a matter for agreement between agents and their principals.

Asset owners should report at least annually to those to whom they are accountable on their stewardship policy and its execution.

Transparency is an important feature of effective stewardship. Institutional investors should not, however, be expected to make disclosures that might be counterproductive. Confidentiality in specific situations may well be crucial to achieving a positive outcome.

Asset managers that sign up to this Code should obtain an independent opinion on their engagement and voting processes having regard to an international standard or a UK framework such as AAF 01/062. The existence of such assurance reporting should be publicly disclosed. If requested, clients should be provided access to such assurance reports.

Invesco’s Investors’ approach:

Invesco produces an annual stewardship report which highlights our activities at a global level in terms of ESG activity and in various investment centres.

The Henley Investment Centre reports our investment teams’ proxy voting records through an easily accessible portal on our website. This allows our clients to see votes that have been cast by our investment professionals on each of our ICVC funds managed by IAML, by company that we are shareholders of, and by resolution, and to easily search for the records that they are interested in. This can be viewed on our website at: www.invesco.co.uk/proxy-voting-results

This data will be updated on an annual basis.

The processes relating to our corporate governance activities are subject to audit by our internal audit function. This function is independent from the front office, and the rest of the business, and provides an independent assessment of business practises directly to Board level.

We believe that this level of scrutiny and oversight provides our clients with the assurance that our policies and practises meet and exceed current industry standards.

We will continue to assess this approach.

Further information/useful links (also available via our website):

www.invesco.co.uk/corporategovernance-and-stewardship-code

Key contact details for matters concerning stewardship:

Bonnie Saynay

Global Head of Proxy Governance and Responsible Investment

Tel: +1 (713) 214-4774

Email: Bonnie.Saynay@invesco.com

Stuart Howard

Head of Investment Management Operations

Tel: +44 1491 417175

Email: Stuart_Howard@invesco.com

Dan Baker

Operations Manager

Tel: +44 1491 416514

Email: Dan_Baker@invesco.com

Charles Henderson

UK Equities Business Manager

Tel: +44 1491 417672

Email: Charles_Henderson@invesco.com

Cathrine de Coninck-Lopez

Head of ESG, Henley Investment Centre

Tel +44 1491416139

Email: Cathrine.deconinck-lopez@invesco.com

Telephone calls may be recorded.

Important information

Where individuals or the business have expressed opinions, they are based on current market conditions, they may differ from those of other investment professionals and are subject to change without notice.

All information as at 12 December 2017 sourced from Invesco unless otherwise stated.

Invesco Asset Management Limited

Registered in England 949417

Perpetual Park, Perpetual Park Drive, Henley-on-Thames,

Oxfordshire RG9 1HH, UK Authorised and regulated by the Financial Conduct Authority

EMEA7636/64080/PDF/161018

Proxy Voting Guidelines

for

Invesco Asset Management (Japan) Limited

Basic Policy on Proxy Voting

We vote proxies for the purpose of seeking to maximize the interests of our clients (investors) and beneficiaries over time, acknowledging the importance of corporate governance, based on fiduciary duties to our clients (investors) and beneficiaries. We do not vote proxies for the interests of ourselves and any third party other than clients (investors) and beneficiaries. The interests of clients (investors) and beneficiaries is to expand the corporate value or the economic interest of shareholders or the preventing of damage thereto. . Proxy voting is an integral part of our stewardship activities and we make voting decisions considering whether or not the proposal would contribute to the corporate value expansion and sustainable growth.

In order to vote proxies adequately we have established the Responsible Investment Committee and developed these Proxy Voting Guidelines to oversee control of the decision making process concerning proxy voting. While we may seek advice from an external service provider based on our own guidelines, our investment professionals make voting decisions in principle, based on our proxy voting guidelines, taking into account whether or not they contribute to shareholder value enhancement of the subject company.

Responsible proxy voting and constructive dialogue with investee companies are important components of stewardship activities. While the proxy voting guidelines are principles for our making voting decisions, depending on the proposals, we may make special decisions to maximize the interests of clients (investors) and beneficiaries, through the establishment of constructive dialogue with the investee companies. In such case, approval of the Responsible Investment Committee shall be obtained.

The Responsible Investment Committee is consisted of members including Director in charge of the Investment Division as the chair, Head of Compliance, Responsible Investment Officer, investment professionals nominated by the chair and persons in charge at the Client Reporting Department.

We have developed the Conflict of Interest Control Policy and, even in the situation where any conflict of interest is likely to arise, we work to control conflict of interest to protect the interests of clients (investors) and beneficiaries. The Compliance Department is responsible for overseeing company-wide control of conflict of interest. The Compliance Department is independent from investment and marketing divisions, and shall not receive any command or order with respect to the matters concerning compliance with the laws and regulations including the matters concerning conflict of interest from investment and marketing divisions.

Proxy Voting Guidelines

1.	Profit Allocation and Dividends

We decide how to vote on the proposals seeking approval for profit allocation and dividends, taking into account the financial conditions and business performance of the subject company, and the economic interest of shareholders, etc.

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Taking into account the status of capital adequacy and business strategies, etc. of the subject company, if the total payout ratio including dividends and share buybacks is significantly low, we consider to vote against the proposals, unless reasonable explanation is given by the company.

With respect to the company where profit allocation is determined by the board of directors, taking into account the status of capital adequacy and business strategies, etc. of the subject company, if the total payout ratio including dividends and share buybacks is significantly low, we consider to vote against reelection of directors, unless reasonable explanation is given by the company.

Taking into account the status of capital adequacy and business strategies, etc. of the subject company, if the total payout ratio including dividends and share buybacks is significantly low, we consider to vote for the shareholder proposals that require more payout to shareholders.

2.	Election of Directors

We decide how to vote on the proposals concerning election of directors, taking into account independence, competence and existence of anti-social acts of director candidates, etc. We decide how to vote on reelection of director candidates, taking into account their approach to corporate governance and accountability during their tenure, business performance of the company and existence of anti-social acts of the company, etc. in addition to the above factors.

Directors should make efforts to continuously gain knowledge and skills from time to time to fulfill the important role and responsibilities in governance of the subject company. Companies are also required to provide sufficient opportunities of such training.

Independent outside directors are expected to play a significant role such as to secure the interest of minority shareholders through activities based on their insights to increase the corporate value of the subject company. It is desirable to enhance the board’s governance function with independent outside directors accounting for the majority of the board. However, given the challenge to secure competent candidates, we also recognize that, under the current conditions, it is difficult for all the companies, irrespective of their size, to deploy a majority of the board with independent outside directors.

(1) Independence

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We generally vote for election of outside directors; provided, however, that we generally vote against the candidate who is not regarded as independent from the subject company. With respect to independence, it is desirable that the subject company discloses numerical standard which should support our decision.

•	We view following candidates for outside directors are not enough independent;

•	Candidates who have been working for following companies during the last 10 years or relatives of those people.

•	The subject company

•	Subsidiary of the subject company

•	Parent of the subject company

•	Candidates who have been working for following companies during the last five years or relatives of those people.

•	Shareholders who own more than 10% of the subject company

•	Principal loan lender

•	Principal securities broker

•	Major business relationship

•	Auditor of the subject company

•	Audit companies, consulting companies or any related service providers which have any consulting contracts with the subject company

•	Any other counterparts which have any interests in the subject company

•	We further scrutinize the independence of candidates who are regarded as not independent enough, even though those are not categorized the case listed above.

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We carefully consider the independence of the candidates who are regarded as being in the cross-share-holding relationship, or the relationship in which companies are sending outside directors each other. We expect that the company should disclose the detail information related to the independence of those candidates reasonably, to enable investors to understand those relationships enough, both in terms of the disclosure timing and method.

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We judge independence based on the independence criteria stipulated by the stock exchange, with focus on whether independence is substantially secured. We consider each company’s business surroundings and make best effort to have constructive dialogue with the subject company to understand the independence of the candidates.

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We regard the outside director with significantly long tenure as non-independent, and vote against reelection of such outside director. We generally consider voting against the candidate whose tenure is longer than 10 years.

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In the case where the subject company is the company with a board with audit committee structure, we judge independence of outside director candidates who become members of the audit committee based on the same independence criteria for election of statutory auditors in principle.

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In the case where the subject company is the company with a three committee board structure or the company with a board with audit committee structure, we generally consider to vote against the director candidates who are top executives of the subject company, if independent outside directors of the subject company account for less than 1/3 of the board after the shareholders meeting.

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In the case where the subject company is the company with a statutory auditor structure, we generally vote against the director candidates who are top executives, unless there are at least two outside directors who are independent from the subject company after the shareholders meeting.

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In the case where the subject company has a parent company, we generally consider voting against the director candidates who are top executives of the subject company, if outside directors who are independent from the subject company account for less than half of the board after the shareholders meeting.

(2) Attendance rate and concurrent duties

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All members are expected to attend the board meetings and each committee in principle, and companies are generally obligated to facilitate all members to attend meetings. We generally vote against reelection of the director candidate who attended less than 75% of the board meetings or the respective committee.

•	We take into account not only the number of attendance but reasons for nomination and substantial contribution, if disclosed.

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We carefully consider the quality of the candidates who have many concurrent duties as outside directors or outside auditors of listed companies, given that outside directors/auditors are expected to make an important contribution to the board discussion. The company which nominates the candidates who have many concurrent duties should explain the reasonable background and eligibility for such nomination and make best effort to enable investors to understand them enough, both in terms of the disclosure timing and method.

(3) Business performance of the company

•	We consider voting against reelection of director candidates, if the subject company made a loss for the three-consecutive year during their tenure.

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We consider voting against reelection of director candidates, if it is judged that the business performance of the subject company is significantly behind peers in the same industry during their tenure.

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We consider voting against the directors who are top executives, if business strategies that enable the corporate value enhancement and sustainable growth are not demonstrated and no constructive dialogue is conducted, with respect to capital efficiency including return on capital.

(4) Anti-social acts of the company

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If it is judged that there has been any corporate scandal that has significant social effects and has impaired, or is likely to impair, the shareholder value during the tenure, we shall conduct sufficient dialogue with the subject company on the background and subsequent resolutions of the scandal. Based on the dialogue and taking into account impact on the shareholder value, we decide how to vote on reelection of the director candidates who are top executives, directors in charge of those cases and members of the audit committee or the similar committee.

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With respect to domestic scandals, if the company has received administrative disposition on cartel or bid-rigging, we consider voting against reelection of the director candidates who are top executives, directors in charge and members of the audit committee or the similar committee, at the time when the disposition is determined by the Fair Trade Commission, etc. If the final disposition is subsequently determined on appeal or complaint, we do not vote against reelection again at such time. We decide case-by-case with respect to an order for compensation in a civil case or disposition by the Consumer Affairs Agency and administrative disposition imposed overseas.

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With respect to administrative disposition imposed on a subsidiary or affiliate, if the subsidiary or affiliate is unlisted, we consider voting against reelection of the director candidates who are top executives, directors in charge and members of the audit committee or the similar committee of the holding company or the parent company. If the subsidiary or affiliate is listed, we consider to vote against reelection of the director candidates who are top executives, directors in charge and members of the audit committee or the similar committee of the subsidiary or affiliate and the parent company; provided, however, that we decide case-by-case depending on importance of the disposition on the subsidiary or affiliate, its impact on business performance of the holding company or parent company.

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With respect to a scandal of an individual employee, if such scandal has impaired, or is likely to impair the shareholder value, and it is judged that the subject company should assume responsibility as a manager, we consider to vote against reelection of the director candidates who are top executives, directors in charge and members of the audit committee or the similar committee.

•	We consider voting against reelection of director candidates, if the subject company has committed window-dressing and inadequate accounting activities during their tenure.

(5) Acts against the interest of shareholders

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If the company has increased capital through a third-party allotment that is excessively dilutive without resolution by the shareholders meeting, we consider to vote against reelection of director candidates, particularly the director candidates who are top executives.

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If the company has increased capital through a large-scale public offering without reasonable explanation, we consider voting against reelection of director candidates, particularly the director candidates who are top executives.

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If the shareholder proposal that is judged desirable for minority shareholders has received the majority support, but the company does not implement such proposal or make the similar proposal as the company proposal at the shareholders meeting in the following year, we consider voting against the director candidates who are top executives.

(6) Other

•	If information of a director candidate is not fully disclosed, we generally vote against such director candidate.

3.	Composition of Board of Directors, etc.

Depending on the size of companies, etc., we believe that a three-committee board structure is desirable to achieve better governance as a listed company. Even for a company with a statutory auditor structure or a company with a board with audit committee, it is also desirable to voluntarily deploy the nomination committee, compensation committee and other necessary committees. It is also desirable that the chair of the board of directors is an independent outside director. We believe that composition of the highly transparent board of directors secures transparency of the management and contributes to a persistent increase in the enterprise value. It is also desirable that the third-party assessment of the board of directors is disclosed.

We are concerned about the retired director assuming a consulting, advisory or other similar position which is likely to have negative impact on greater transparency and decision making of the board of directors. If such position or a person assuming such position exists, it is desirable that its existence, expected role and effects or compensation and other treatment for such position are fully disclosed.

(1) Number of members and change in constituents of the board of directors

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We decide how to vote on the proposals concerning the number of members and change in constituents of the board of directors, by comparing with the current structure and taking into account impact on the subject company and the economic interest of shareholders.

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Number of the board member should be well optimized to make the right management decision at the right timing. We may take into consideration each company’s business situation and business scale; however we generally consider to vote against the director candidates who are top executives, in the case that the number of board member exceeds 20 and is not decreased from the previous shareholder’s meeting and also the reason for such case is not enough disclosed and reasonably explained.

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We generally vote against the director candidates who are top executives in the case that the percentage of outside directors declines substantially through the decrease of outside directors or the increase of internal directors.

(2) Procedures for election of directors, scope of responsibilities of directors, etc.

•	We decide how to vote on the proposals concerning a change in procedures for election of directors, by comparing with the current procedures and taking into account reasonableness of such change, etc.

•	We generally vote against the proposals that reduce responsibility of directors for monetary damages due to their breach of duty of care of a prudent manager.

•

Responsibilities of the board of directors include proper supervision over the succession plan for top executives. The nomination committee at the company with a three-committee board structure, or the nomination committee that should be voluntarily deployed by the company with a different structure, should provide proper supervision over fostering and election of successors with secured transparency. It is desirable that an independent outside director serves as the chair of the nomination committee. If the process is judged to significantly lack transparency and reasonableness, we consider to vote against the director candidates who are top executives.

4.	Election of Statutory Auditors

We decide how to vote on the proposals concerning election of statutory auditors, taking into account independence, competence and existence of anti-social acts of auditor candidates, etc. We decide how to vote on reelection of statutory auditor candidates, taking into account their approach to corporate governance and accountability during their tenure, existence of anti-social acts of the company, etc. in addition to the above factors.

Statutory auditors and directors who are members of the audit committee or the similar committee are required to have deep specialized knowledge of accounting and laws and regulations, and should make efforts to continuously gain knowledge and skills from time to time to fulfill the important role and responsibilities in governance of the subject company. Companies are also required to provide sufficient opportunities of such training.

(1) Independence

•	We generally vote against non-independent outside statutory auditors.

•	The person who has no relationship with the subject company other than being elected as a statutory auditor is regarded as independent.

•

We regard the outside statutory auditor with significantly long tenure as non-independent, and vote against reelection of such outside statutory auditor. We generally consider to vote against the candidate whose tenure is longer than 10 years.

(2) Attendance rate and concurrent duties

•

All statutory auditors are expected to attend meetings of the board of directors or the board of statutory auditors in principle, and companies are generally obligated to facilitate all statutory auditors to attend meetings. We generally vote against reelection of the statutory auditor candidate who attended less than 75% of meetings of the board of directors or the board of statutory auditors.

•	We take into account not only the number of attendance but reasons for nomination and substantial contribution, if disclosed.

•

We carefully consider the quality of the candidates who have many concurrent duties as outside directors or outside auditors of listed companies, given that outside directors/auditors are expected to make an important contribution to the board discussion. The company which nominate the candidates who have many concurrent duties should explain the reasonable background and eligibility for such nomination and make best effort to enable investors to understand them enough, both in terms of the disclosure timing and method.

(3) Accountability

•	If there are material concerns about the provided auditor report or auditing procedures, or if the matters to be disclosed are not fully disclosed, we vote against reelection of statutory auditor candidates.

(4) Anti-social acts of the company

•

If it is judged that there has been any corporate scandal that has significant social effects and has impaired, or is likely to impair, the shareholder value during the tenure, we shall conduct sufficient engagement with the subject company on the background and subsequent resolutions of the scandal. Based on the engagement and taking into account impact on the shareholder value, we decide how to vote on reelection of statutory auditor candidates.

•

With respect to domestic scandals, if the company has received administrative disposition on cartel or bid-rigging, we consider to vote against reelection of statutory auditor candidates, at the time when the disposition is determined by the Fair Trade Commission, etc. If the final disposition is subsequently determined on appeal or complaint, we do not vote against reelection again at such time. We decide case-by-case with respect to an order for compensation in a civil case or disposition by the Consumer Affairs Agency and administrative disposition imposed overseas.

•

With respect to administrative disposition imposed on a subsidiary or affiliate, if the subsidiary or affiliate is unlisted, we consider to vote against reelection of statutory auditor candidates of the holding company or the parent company. If the subsidiary or affiliate is listed, we consider to vote against reelection of statutory auditor candidates of the subsidiary or affiliate and the holding company; provided, however, that we decide case-by-case depending on importance of the disposition on the subsidiary or affiliate, its impact on business performance of the holding company or parent company.

•

With respect to a scandal of an individual employee, if such scandal has impaired, or is likely to impair the shareholder value, and it is judged that the subject company should assume responsibility as a manager, we consider to vote against reelection of statutory auditor candidates.

•	We consider voting against reelection of statutory auditor candidates, if the subject company has committed window-dressing and inadequate accounting activities during their tenure.

5.	Composition of Board of Statutory Auditors

We decide how to vote on the proposals concerning the number of members and change in constituents of the board of statutory auditors, by comparing with the current structure and taking into account impact on the subject company and the economic interest of shareholders.

•	We favorably consider an increase in the number of statutory auditors, but in the case of a decrease in the number of statutory auditors, unless reasons are clearly and reasonably stated, we consider to vote against reelection of the director candidates who are top executives.

6.	Election and Removal of Accounting Auditors

We decide how to vote on the proposals concerning election and removal of accounting auditors, taking into account competence of candidates and the level of costs for the accounting audit, etc.

•

If it is judged that there are following problems with the accounting audit services in the subject company, and the accounting auditor in question is not removed but reelected, we generally vote against reelection of the statutory auditor candidates and the director candidates who are members of the audit committee or the similar committee:

•	It is judged that the accounting auditor has expressed incorrect opinions on financial conditions;

•	In the case where there are concerns on the financial statements, the matters to be disclosed are not fully disclosed;

•

In the case where the accounting auditor has a contract of non-accounting audit services with the subject company, it is judged that such non-accounting audit services are recognized to have conflict of interest with accounting audit services;

•	In the case where excessive accounting audit costs are paid;

•	It is judged that gross fraudulence or negligence of the accounting auditor is recognized.

•

If it is judged that there are problems with accounting audit services in another company, and the accounting auditor in question becomes a candidate for election or is not removed but reelected, we decide how to vote, giving full consideration to impact on the enterprise value of the subject company.

•

We generally vote against the proposals concerning a change in accounting auditors, if difference in views about the accounting principles between the previous accounting auditor and the subject company is judged to be the reason for such change.

7.	Compensation and Bonuses for Directors, Statutory Auditors and Employees

(1) Compensation and bonuses for Directors

•

In determining compensation and bonuses for directors, it is desirable to increase the proportion of stocks in compensation and bonuses, taking into account whether the performance-based compensation structure is developed, whether transparency is fully secured such as disclosure of an index or formula as a basis for calculation, and impact on shareholders such as dilution. The compensation committee at the company with a three-

committee board structure, or the compensation committee that should be voluntarily deployed by the company with a different structure, should ensure the compensation structure with secured transparency. It is desirable that an independent outside director serves as the chair of the compensation committee.

•	We consider to vote against the proposals seeking approval for compensation and bonuses in the following cases:

•	where negative correlation is seen between the business performance of the subject company and compensation and bonuses;

•	where there exist problematic system and practices;

•	where the aggregate amount of compensation and bonuses is not disclosed;

•	where mismanagement is clear as shown by share price erosion or and significant deterioration in profit;

•	where the person who is judged to be responsible for acts against the interest of shareholders is among recipients of compensation and bonuses.

•	We generally vote for the proposals requesting disclosure of compensation and bonuses of individual directors.

•	If any measures are implemented to secure transparency of the system other than individual disclosure, such measures are taken into account.

•	If there is no proposal seeking approval for compensation and bonuses and the system is not clear, we consider to vote against election of the director candidates who are top executives,

•	We generally vote against bonuses for statutory auditors and the directors who become members of the audit committee under the audit committee system

•

As directors who become members of the audit committee at the company with a three committee structure, directors who become members of the audit committee at the company with a board with audit committee structure and outside directors are required to perform duties as director, we consider their compensation and bonuses differently from statutory auditors at the company with a statutory auditor structure.

(2) Stock compensation

•

We decide how to vote on the proposals concerning stock compensation including stock option plans and restricted stock units, taking into account impact on the shareholder value and rights of shareholders, the level of compensation, the recipients of stock compensation, and reasonableness, etc.

•	We generally vote against the proposals seeking to lower the strike price of stock options.

•	We generally vote for the proposals seeking to require approval of shareholders for change in the strike price of stock options.

•

We generally vote against the stock compensation, if terms of exercise including the percentage of dilution are unclear. We generally consider to vote against the proposal in which there is a 10% or more dilution potentiality.

•

Stock compensation should be a long-term incentive and its plan should be aligned with a long-term corporate value growth. Considering that, we generally vote against the proposal which enables the beneficiaries to exercise whole rights vested in the subject year within two years. However, the beneficiary who retires during the subject year is the exception for this clause. We will carefully review its validity if the restricted period is regarded as too long.

•	We generally vote against the stock compensation granted to statutory auditors and the directors who become members of the audit committee under the audit committee system.

•

As directors who become members of the audit committee at the company with a three committee structure are required to perform duties as director, we consider the stock compensation for them differently from statutory auditors and the directors who become members of the audit committee under the audit committee system at the company with a statutory auditor structure.

•	We generally vote against the stock compensation granted to any third parties other than employees.

•	We generally vote against the stock compensation if it is judged likely to be used as a tool for takeover defense.

(3) Stock purchase plan

•

We decide how to vote on the proposals concerning stock purchase plan, taking into account impact on the shareholder value and rights of shareholders, the recipients of stock compensation and reasonableness, etc.

(4) Retirement benefits for directors

•

We decide how to vote on the proposals concerning grant of retirement benefits, taking into account the scope of recipients, existence of anti-social acts of recipients, business performance of the company and anti-social acts of the company, etc.

•	We generally vote for the proposals granting retirement benefits, if all of the following criteria are met:

•	The granted amount is disclosed;

•	Outside directors, statutory auditors and the directors who become members of the audit committee under the audit committee system are not included in recipients;

•	There has been no serious scandal involving recipients during their tenure;

•	The subject company has not suffered from loss for the three consecutive year, or its business performance is not judged to significantly lag relative to peers in the same industry;

•	There has been no corporate scandal that has significant social effects on the subject company and has impaired, or likely to impair, the shareholder value during the tenure of recipients;

•	The subject company has not committed window-dressing and inadequate accounting activities during the tenure of recipients.

8.	Cross-shareholdings

If the company holds shares for relationship purpose, we believe that the company is required to explain about medium- to long-term business and financial strategies and disclose criteria for proxy voting decisions and voting results, etc. If no reasonable views are indicated and no constructive dialogue is conducted, we consider to vote against the director candidates who are top executives. It is important that the company does not prevent companies who have its shares as a “policy-share-holding” from selling/reducing them.

9.	Capital Policy

As the capital policy of listed companies is likely to have important impact on the shareholder value and the interest of shareholders of the subject company, the subject company should implement the reasonable capital policy and explain basic policies of the capital policy to shareholders. We consider voting against the proposals concerning the capital policy that is judged to impair the shareholder value. If there exists the capital policy that is not part of proposals at the shareholders meeting but is judged to impair the shareholder value, we consider voting against reelection of director candidates.

•

The company may not intend to keep/increase “so-called loyal shareholders” for the company management to hinder minority shareholders right through the third party allotment, transfer of the treasury stocks or transfer of the stocks which are held by the company management to the foundations which have a close relationship with the subject company.

(1) Change in authorized capital

•

We decide how to vote on the proposals seeking to increase authorized capital, taking into account impact of the change in authorized capital on the shareholder value and rights of shareholders, reasonableness of the change in authorized capital and impact on share listing or sustainability of the company, etc.

•

We generally vote for the proposals seeking to increase authorized capital, if it is judged that not increasing authorized capital is likely to cause delisting of the subject company or have significant impact on sustainability of the company.

•	We generally vote against the proposals seeking to increase authorized capital after emergence of acquirer.

(2) Issuance of new shares

•

We decide how to vote on issuance of new shares, taking into account reasons for issuance of new shares, issuing terms, impact of dilution on the shareholder value and rights of shareholders, and impact on share listing or sustainability of the company, etc.

(3) Share buybacks, reissuance of shares

•	We decide how to vote on the proposals concerning share buybacks or reissuance of shares, taking into account their reasonableness, etc.

(4) Share split

•	We generally vote for the proposals seeking to split shares.

(5) Consolidation of shares (reverse share split)

•	We decide how to vote on the proposals seeking consolidation of shares, taking into account its reasonableness, etc.

(6) Preferred shares

•

We generally vote against the proposals seeking to create, or increase authorized capital of, carte blanche preferred shares that are issued without specifying the voting right, dividends, conversion and other rights.

•

We generally vote for the proposals seeking to create, or increase authorized capital of, preferred shares where the voting right, dividends, conversion and other rights are specified and those rights are judged reasonable.

•	We generally vote for the proposals requiring approval of shareholders for issuance of preferred shares.

(7) Issuance of bonds with share options

•	We decide how to vote on the proposals seeking to issue bonds with share options, taking into account the number of new shares and the redemption period of bonds, etc.

(8) Issuance of straight bonds, expansion of credit facility

•	We decide how to vote on the proposals concerning issuance of straight bonds or expansion of credit facility, taking into account the financial conditions, etc. of the subject company.

(9) Capitalization of debt

•

We decide how to vote on the proposals seeking to change authorized capital or issue shares in connection with restructuring of debt, taking into account the terms of change in authorized capital or issuance of shares, impact on the shareholder value and rights of shareholders, their reasonableness and impact on share listing or sustainability of the company, etc.

(10) Capital reduction

•

We decide how to vote on the proposals concerning reduction in capital, taking into account impact of capital reduction on the shareholder value and rights of shareholders, reasonableness of capital reduction and impact on share listing or sustainability of the company, etc.

•	We generally vote for the proposals seeking to reduce capital as typical accounting procedures.

(11) Financing plan

•

We decide how to vote on the proposals concerning financing plan, taking into account impact on the shareholder value and rights of shareholders, its reasonableness and impact on share listing or sustainability of the company, etc.

(12) Capitalization of reserves

•	We decide how to vote on the proposals seeking capitalization of reserves, taking into account its reasonableness, etc.

10.	Amendment to the Articles of Incorporation, etc.

(1) Change in accounting period

•	We generally vote for the proposals seeking to change the accounting period, unless it is judged to aim to delay the shareholders meeting.

(2) Amendments of articles of incorporation

•	We decide how to vote on the proposals concerning article amendments, taking into account impact of article amendments on the shareholder value and rights of shareholders, necessity and reasonableness of article amendments, etc.

•	We generally vote for the proposals seeking article amendments, if such amendments are required by the laws.

•	We generally vote against the proposals seeking article amendments, if such amendments are judged to be likely to infringe on rights of shareholders or impair the shareholder value.

•	We generally vote for transition to the company with a three committee board structure.

•	We decide how to vote on the proposals seeking to ease or eliminate requirements for special resolutions, taking into account its reasonableness.

•

We are concerned about the retired director assuming a consulting, advisory or other similar position which is likely to have negative impact on greater transparency and decision making of the board of directors. We generally vote against the proposals seeking to create such position.

(3) Change in quorum for the shareholders meeting

•	We decide how to vote on the proposals concerning change in quorum for the shareholders meeting, taking into account impact on the shareholder value and rights of shareholders, etc.

11.	Change in company organization, etc

(1) Change in trade name and registered address

•	We decide how to vote on the proposals seeking to change the trade name, taking into account impact on the shareholder value, etc.

•	We generally vote for the proposals seeking to change the registered address.

(2) Company reorganization

•

We decide how to vote on the proposals concerning the following company reorganization, taking into account their respective impact on the shareholder value and rights of shareholders, impact on financial conditions and business performance of the subject company, and impact on share listing or sustainability of the company, etc.

Mergers and acquisitions

Transfer of business

Spin-off

Sale of assets

Sale of company

Liquidation

12.	Proxy Fight

(1)	Proxy fight

•

We decide how to vote on the proposals concerning election of directors among rival candidates, taking into account independence, competence, existence of anti-social acts, approach to corporate governance and accountability of director candidates, business performance of the company, existence of anti-social acts of the company, as well as the background of the proxy fight, etc.

(2) Proxy fight defense measures

•	Classified board structure

•	We generally vote against the proposals seeking to introduce the classified board structure.

•	We generally vote for the proposals seeking to set a director’s term of one year.

•	Right to remove directors

•	We generally vote against the proposals seeking to tighten requirements for shareholders to remove directors.

•	Cumulative voting system

•	We decide how to vote on the proposals seeking to introduce the cumulative voting system for election of directors, taking into account its background, etc.

•	We decide how to vote on the proposals seeking to eliminate the cumulative voting system for election of directors, taking into account its background, etc.

13.	Takeover Defense

We believe that the interests of the management and shareholders do not always align with each other, and generally vote against new establishment, amendment and update of takeover defense measures that are judged to decrease the shareholder value or interfere with rights of shareholders. We generally vote against reelection of director candidates, if there exist takeover defense measures that are not part of proposals at the shareholders meeting but are judged to decrease the shareholder value or interfere with rights of shareholders.

•	Relaxation of requirements for amendment to the articles of incorporation and company regulations

•

We decide how to vote on the proposals seeking to relax the requirements for amendment to the articles of incorporation or company regulations, taking into account impact on the shareholder value and rights of shareholders, etc.

•	Relaxation of requirements for approval of mergers

•	We decide how to vote on the proposals seeking to relax the requirements for approval of mergers, taking into account impact on the shareholder value and rights of shareholders.

14.	ESG

We support the United Nations Principles for Responsible Investment and acknowledge that how companies address to ESG is an important factor in making investment decisions. Thus, we consider voting against reelection of the director candidates who are top executives and directors in charge, if it is judged that any event that is likely to significantly impair the enterprise value has occurred. We consider to vote for the related proposal, if it is judged to contribute to protection from impairment of, or enhancement of, the enterprise value, and if not, vote against such proposal.

15.	Disclosure

Disclosure of information and constructive dialogue based thereon are important in making proxy voting decisions and investment decisions.

•	We generally vote against the proposals where sufficient information to make proxy voting decision is not disclosed.

•	We generally vote for the proposals seeking to enhance disclosure of information, if such information is beneficial to shareholders.

•

If disclosure of information about financial and non-financial information of the subject company is significantly poor, and if the level of investor relations activities by the management or persons in charge is significantly low, we consider to vote against reelection of the director candidates who are top executives and directors in charge.

16.	Conflict of Interest

We abstain from voting proxies of the following companies that are likely to have conflict of interest.

We also abstain from voting proxies with respect to the following investment trusts, etc. that are managed by us or Invesco Group companies, as conflict of interest is likely to arise.

•	Companies and investment trusts, etc. that we abstain from voting proxies:

•	Invesco Ltd.

•	Investment corporations managed by Invesco Global Real Estate Asia Pacific, Inc.

Our proxy voting and stewardship activities are to be reported to Responsible Investment Committee and approved by the Committee. Further, the Compliance Department reviews appropriateness of proxy voting activities from a conflict of interest viewpoint and then reports to Conflict of Interest Committee. Those results are reported to Tokyo’s Executive Committee and global Proxy Advisory Committee.

We have developed the Conflict of Interest Control Policy. If any conflict of interest may arise, we work to control conflict of interest so as to protect the interests of clients (investors) and beneficiaries. The Compliance Department is responsible for overseeing company-wide control of conflict of interest. The Compliance Department is independent from investment, sales and marketing department, and shall not receive any command or order from investment, sales and marketing department with respect to the matters concerning compliance with the laws and regulations including the matters concerning conflict of interest.

17.	Shareholder Proposals

We vote case-by-case on the shareholder proposals in accordance with the Guidelines along with the company proposals in principle.

DISCLAIMER: The English version is a translation of the original in Japanese for information purposes only. In case of a discrepancy, the Japanese original will prevail. You can download the Japanese version from our website:

http://www.invesco.co.jp/footer/proxy.html.

C2019-08-021

PART C. OTHER INFORMATION
Item 25.     Financial Statements and Exhibits
(1) Financial Statements:
Included in Part A: Financial Highlights
Included in Part B: Incorporated by reference to the Annual Report dated February 29, 2020. Filed electronically pursuant to Section 30(b)(2) of the Investment Company Act of 1940.
Report of Independent Registered Public Accounting Firm; Audited Financial Statements as of February 29, 2020; Notes to Audited Financial Statements.
(2) Exhibits
Exhibit Number			Description
(a)			Third Amended and Restated Agreement and Declaration of Trust dated September 17, 2019 *
(b)	(1)	(a)	Third Amended and Restated Bylaws effective December 19, 2016 *
(b)			Amendment No. 1 to the Third Amended and Restated Bylaws effective July 18, 2017 *
(c)			Not Applicable
(d)			Not Applicable
(e)			Not Applicable
(f)			Not Applicable
(g)	(1)	(a)	Master Investment Advisory Agreement (18)
(g)	(1)	(b)	Amendment No. 1 to Master Investment Advisory Agreement, dated December 3, 2012 (21)
(g)	(2)	(a)	Master Intergroup Sub-Advisory Contract (18)
(g)	(2)	(b)	Amendment No. 1 to Master Intergroup Sub-Advisory Contract dated December 3, 2012 (21)
(g)	(2)	(c)	Termination Agreement dated January 16, 2015, between Invesco Advisers, Inc. and Invesco Australia Limited (22)
(h)	(1)	(a)	Master Distribution Agreement (18)
(h)	(1)	(b)	Amendment No. 1 to Master Distribution Agreement dated December 3, 2012 (21)
(h)	(2)	(a)	Amended and Restated Plan of Distribution (18)
(h)	(2)	(b)	Amendment No. 1 to the Amended and Restated Plan of Distribution dated December 3, 2012 (21)
(h)	(2)	(c)	Amendment No. 2 to the Amended and Restated Plan of Distribution dated June 9, 2017 (25)
(h)	(2)	(d)	Amendment No. 3 to the Amended and Restated Plan of Distribution dated January 26, 2018 (25)
(h)	(2)	(e)	Amendment No. 4 to the Amended and Restated Plan of Distribution dated July 1, 2019 *
(h)	(2)	(i)	Not Applicable
(j)	(1)		Master Custodian Agreement dated June 1, 2018 (26)
(j)	(2)	(a)	Transfer Agency and Service Agreement (16)
(j)	(2)	(b)	Amendment to Transfer Agency and Service Agreement (16)
(j)	(2)	(c)	Amendment No. 1 to the Transfer Agency and Service Agreement, dated July 1, 2011 (18)
(j)	(2)	(d)	Amendment No. 2 to the Transfer Agency and Service Agreement, dated December 3, 2012 (20)
(j)	(2)	(e)	Amendment No. 3 to the Transfer Agency and Service Agreement dated November 5, 2013 (21)

Exhibit Number			Description
(j)	(2)	(f)	Amendment No. 4 to the Transfer Agency and Service Agreement dated January 1, 2014 (21)
(j)	(2)	(g)	Amendment No. 5 to the Transfer Agency and Service Agreement dated June 9, 2017 (25)
(j)	(2)	(h)	Amendment No. 6 to the Transfer Agency and Service Agreement dated January 26, 2018 (25)
(k)	(1)	(a)	(i) Master Administrative Services Agreement (16)
(k)	(1)	(a)	(ii) Amendment No. 1 to the Master Administrative Services Agreement (18)
(k)	(1)	(a)	(iii) Amendment No. 2 to the Master Administrative Services Agreement (18)
(k)	(1)	(a)	(iv) Amendment No. 3 to the Master Administrative Services Agreement dated December 3, 2012 (21)
(k)	(1)	(a)	(v) Amendment No. 4 to the Master Administrative Services Agreement dated January 1, 2019 (26)
(k)	(1)	(b)	(i) Administration Agreement (16)
(k)	(1)	(b)	(ii) Amendment No. 1 to the Administration Agreement (18)
(k)	(1)	(b)	(iii) Amendment No. 2 to the Administrative Agreement dated December 3, 2012 (21)
(k)	(2)	(a)	Amended and Restated Revolving Credit and Security Agreement, dated October 15, 2012 (19)
(k)	(2)	(b)	Agreement of Amendment No. 1 dated August 14, 2013 (19)
(k)	(2)	(c)	Agreement of Amendment No. 2 dated August 29, 2013 (19)
(k)	(2)	(d)	Agreement of Amendment No. 3 dated August 27, 2014 (22)
(k)	(2)	(e)	Agreement of Amendment No. 4 dated August 25, 2015 (23)
(k)	(2)	(f)	Agreement of Amendment No. 6 dated December 10, 2015 (23)
(k)	(2)	(g)	Agreement of Amendment No. 7 dated November 18, 2016 (24)
(k)	(2)	(h)	Agreement of Amendment No. 8 dated November 17, 2017 (25)
(k)	(3)	(a)	Service Plan (18)
(k)	(3)	(b)	Amendment No. 1 to Service Plan dated December 3, 2012 (21)
(k)	(3)	(c)	Amendment No. 2 to Service Plan dated June 9, 2017 (25)
(k)	(3)	(d)	Amendment No. 3 to Service Plan dated January 26, 2018 (25)
(k)	(3)	(e)	Amendment No. 4 to Service Plan dated July 1, 2019 *
(k)	(4)		Third Amended and Restated Multi-Class Plan (19)
(k)	(5)		Master Sub-Accounting Services Agreement (17)
(l)	(1)		Opinion and Consent of Skadden, Arps, Slate, Meagher & Flom LLP regarding Class A Shares and Class C Shares (18)
(l)	(2)		Opinion and Consent of Skadden, Arps, Slate, Meagher & Flom LLP regarding Class Y Shares (20)
(m)			Not Applicable
(n)			Consent of Independent Registered Public Accounting Firm *
(o)			Not Applicable
(p)			Letter of Investment Intent (1)
(q)			Not Applicable
(r)	(1)		Code of Ethics and Personal Trading Policy for North America, dated March 2020, relating to Invesco Advisers, Inc. (27)

Exhibit Number		Description
(r)	(2)	Code of Ethics and Personal Trading Policy for EMEA, dated January 2020, relating to Invesco Asset Management Limited (28)
(r)	(3)	Invesco Ltd. Code of Conduct, dated October 2019, relating to Invesco Asset Management (Japan) Limited (29)
(r)	(4)	Invesco Hong Kong Limited Code of Ethics, dated November 2018, relating to Invesco Hong Kong Limited (26)
(r)	(5)	Code of Ethics and Personal Trading Policy for North America, dated March 2020, relating to Invesco Canada Ltd. (27)
(r)	(6)	Code of Ethics and Personal Trading Policy for EMEA dated January 2020, relating to Invesco Asset Management Deutschland (GmbH) (28)
(r)	(7)	Code of Ethics and Personal Trading Policy for North America, dated March 2020, relating to Invesco Senior Secured Management (27)
(s)	(1)	Powers of Attorney for Arch, Crockett, Fields, Flanagan, Hostetler, Jones, Mathai-Davis, Ressel, Stern, Stickel, Taylor, Troccoli and Wilson, dated March 28, 2018 (25)
(s)	(2)	Power of Attorney for LaCava dated March 1, 2019 (26)
(s)	(3)	Powers of Attorney for Brown, Krentzman, Motley, Vaughn and Vandivort dated June 10, 2019 (26)
(1)	Incorporated by reference to the Fund’s Registration Statement on Form N-2, File Nos. 333-14499 and 811-5845, filed on October 21, 1996.
(2)	Incorporated by reference to Post-Effective Amendment No. 1 to the Fund’s Registration Statement on Form N-2, File Nos. 333-14999 and 811-5845, filed on November 13, 1997.
(3)	Incorporated by reference to Post-Effective Amendment No. 3 to the Fund’s Registration Statement on Form N-2, File Nos. 333-75911 and 811-5845, filed on November 8, 2000.
(4)	Incorporated by reference to Post-Effective Amendment No. 6 to the Fund’s Registration Statement on Form N-2, File Nos. 333-75911 and 811-5845, filed on November 27, 2002.
(5)	Incorporated by reference to Amendment No. 1 to the Fund’s Registration Statement on Form N-14, File Nos. 333-103330 and 811-5845, filed on March 11, 2003.
(6)	Incorporated by reference to Pre-Effective Amendment No. 1 to the Fund’s Registration Statement on Form N-2, File Nos. 333-104959 and 811-5845, filed on June 12, 2003.
(7)	Incorporated by reference to Post-Effective Amendment No. 2 to the Fund’s Registration Statement on Form N-2, File Nos. 333-104959 and 811-5845, filed on November 26, 2003.
(8)	Incorporated by reference to the Fund’s Schedule TO filed on June 18, 2004.
(9)	Incorporated by reference to Pre-Effective Amendment No. 2 to the Fund’s Registration Statement on Form N-2, File Nos. 333-121061 and 811-5845, filed on February 15, 2005.
(10)	Incorporated by reference to Post-Effective Amendment No. 1 to the Fund’s Registration Statement on Form N-2, File Nos. 333-121061 and 811-5845, filed on November 28, 2005.
(11)	Incorporated by reference to Post-Effective Amendment No. 2 to the Fund’s Registration Statement on Form N-2, File Nos. 333-121061 and 811-5845, filed on September 29, 2006.
(12)	Incorporated by reference to Post-Effective Amendment No. 4 to the Fund’s Registration Statement on Form N-2, File Nos. 333-121061 and 811-5845, filed on November 28, 2007.
(13)	Incorporated by reference to Post-Effective Amendment No. 5 to the Fund’s Registration Statement on Form N-2, File Nos. 333-121061 and 811-5845, filed on November 26, 2008.
(14)	Incorporated by reference to Post-Effective Amendment No. 6 to the Fund’s Registration Statement on Form N-2, File Nos. 333-121061 and 811-5845, filed on December 19, 2008.
(15)	Incorporated by reference to Post-Effective Amendment No. 7 to the Fund’s Registration Statement on Form N-2, File Nos. 333-121061 and 811-5845, filed on November 24, 2009.
(16)	Incorporated by reference to Post-Effective Amendment No. 8 to the Fund’s Registration Statement on Form N-2, File Nos. 333-121061 and 811-5845, filed on September 29, 2010.
(17)	Incorporated by reference to Post-Effective Amendment No. 9 to the Fund’s Registration Statement on Form N-2, File Nos. 333-121061 and 811-5845, filed on November 29, 2010.
(18)	Incorporated by reference to Post-Effective Amendment No. 12 to the Fund’s Registration Statement on Form N-2, File Nos. 333-121061 and 811-05845, filed on June 27, 2013.
(19)	Incorporated by reference to Post-Effective Amendment No. 13 to the Fund’s Registration Statement on Form N-2, File Nos. 333-121061 and 811-05845, filed on September 6, 2013.
(20)	Incorporated by reference to Post-Effective Amendment No. 15 to the Fund’s Registration Statement on Form N-2, File Nos. 333-121061 and 811-05845, filed on November 7, 2013.
(21)	Incorporated by reference to Post-Effective Amendment No. 16 to the Fund’s Registration Statement on Form N-2, File Nos. 333-121061 and 811-05845, filed on June 26, 2014.

(22)	Incorporated by reference to Post-Effective Amendment No. 17 to the Fund’s Registration Statement on Form N-2, File Nos. 333-121061 and 811-05845, filed on June 26, 2015.
(23)	Incorporated by reference to Post-Effective Amendment No. 18 to the Fund’s Registration Statement on Form N-2, File Nos. 333-121061 and 811-05845, filed on June 24, 2016.
(24)	Incorporated by reference to Post-Effective Amendment No. 19 to the Fund’s Registration Statement on Form N-2, File Nos. 333-121061 and 811-05845, filed on June 26, 2017.
(25)	Incorporated by reference to Post-Effective Amendment No. 20 to the Fund’s Registration Statement on Form N-2, File Nos. 333-121061 and 811-05845, filed on June 26, 2018.
(26)	Incorporated by reference to Post-Effective Amendment No. 21 to the Fund’s Registration Statement on Form N-2, File Nos. 333-121061 and 811-05845, filed on June 27, 2019.
(27)	Incorporated herein by reference to Post-Effective Amendment No. 136 to AIM Funds Group (Invesco Funds Group) Registration Statement on Form N-1A filed on April 27, 2020.
(28)	Incorporated herein by reference to Post-Effective Amendment No. 130 to AIM Counselor Series Trust (Invesco Counselor Series Trust) Registration Statement on Form N-1A filed on February 11, 2020.
(29)	Incorporated herein by reference to Post-Effective Amendment No. 154 to AIM Growth Series (Invesco Growth Series) Registration Statement on Form N-1A filed on December 9, 2019.
*	Filed herewith.
Item 26: Marketing Arrangements
See Exhibit (h) to this Registration Statement.
Item 27: Other Expenses of Issuance and Distribution
Securities and Exchange Commission fees*	$ 0
Printing and engraving expenses*	$6,606
Legal fees*	$34,237
Audit expenses*	$120,043
Total	$160,886
*	Estimated based on expenses incurred during the previous fiscal year.
Item 28: Persons Controlled by or under Common Control with Registrant
Not applicable
Item 29: Number of Holders of Securities
On May 29, 2020:
Title of Class	Number of Record Holders
Class A Shares	578
Class C Shares	266
Class IB Shares	4,263
Class IC Shares	471
Class Y Shares	17
Item 30: Indemnification
Please see Article VIII of the Registrant’s Amended and Restated Declaration of Trust (Exhibit (a)(1)(a)) for indemnification of Trustees and officers. Registrant’s Trustees and officers are also covered by an Errors and Omissions Policy. Section 16 of the Master Investment Advisory Agreement between the Registrant and the Adviser provides that in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of obligations or duties under the Master Investment Advisory Agreement on the part of the Adviser or any of its officers, directors or employees, the Adviser shall not be subject to liability to the Registrant or to any shareholder of the Registrant for any act or omission in the course of, or connected with, rendering services under the Master Investment Advisory Agreement or for any losses that may be sustained in the purchase, holding or sale of any security. Section 12 of the Master Distribution Agreement between the Registrant and Invesco Distributors provides that in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of obligations or duties under the Master Distribution Agreement on the part of Invesco Distributors, the Registrant shall indemnify Invesco Distributors against any and all claims, demands, liabilities and expenses which Invesco Distributors may incur under the Securities Act of 1933, or common law or otherwise, arising out of or based upon any alleged untrue statement of a material fact contained in any registration statement or prospectus, or any omission to state a material fact therein, the omission of which makes any statement contained therein misleading, unless such statement or omission was made in reliance upon, and in conformity with, information furnished to the Registrant in connection therewith by or on behalf of Invesco Distributors.
Insofar as indemnification for claims, demands expenses and liabilities arising under the Securities Act of 1933 may be permitted to Trustees, officers and controlling persons of the Registrant and the Adviser and any underwriter pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer, or controlling person or the Registrant and the principal underwriter in connection with the successful defense of any action, suit or proceeding) is asserted against the Registrant by such Trustee, officer or controlling person or Invesco Distributors in connection with the Shares being registered, such indemnification by it is against public policy, as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.
Item 31: Business and Other Connections of Investment Adviser
The only employment of a substantial nature of Invesco Adviser’s directors and officers is with the Adviser and its affiliated companies. For information as to the business, profession, vocation or employment of a substantial nature of each of the officers and directors of Invesco Asset Management Deutschland GmbH, Invesco Asset Management Ltd., Invesco Asset Management (Japan) Limited, Invesco Hong Kong Limited, Invesco Senior Secured Management, Inc. and Invesco Canada Ltd. (each a “Sub-Adviser”, collectively the “Sub-Advisers”) reference is made to Form ADV filed under the Investment Advisers Act of 1940 by each Sub-Adviser herein incorporated by reference. Reference is also made to the caption “Fund Management — The Advisers” in the Prospectuses which comprises Part A of this Registration Statement, and to the caption “Investment Advisory and Other Services” of the Statement of Additional Information which comprises Part B of this Registration Statement, and to Item 32(b) of this Part C.
Item 32: Location of Accounts and Records
Invesco Advisers, Inc., 1555 Peachtree Street, N.E., Atlanta, Georgia 30309, maintains physical possession of each such account, book or other document of the Registrant at the Registrant’s principal executive offices as noted above, at 11 Greenway Plaza, Suite 1000, Houston, Texas 77046-1173, or at 400 West Market Street, Suite 3300, Louisville, Kentucky 40202, except for those maintained at the offices of, Invesco Senior Secured Management, Inc., 1166 Avenue of the Americas, New York, New York 10036, and except for those relating to certain transactions in portfolio securities that are maintained by the Registrant’s Custodian, State Street Bank and Trust Company, 225 Franklin Street, Boston, Massachusetts, 02110 and the Registrant’s Transfer Agent and Dividend Paying Agent, Invesco Investment Services, Inc., P.O. Box 219078, Kansas City, Missouri 64121-9078.
Records may also be maintained at the offices of:
Invesco Asset Management Deutschland GmbH An der Welle 5, 1st Floor Frankfurt, Germany 60322

Invesco Asset Management Ltd. Perpetual Park Perpetual Park Drive Henley-on-Thames Oxfordshire, RG91HH United Kingdom

Invesco Asset Management (Japan) Limited Roppongi Hills Mori Tower 14F 6-10-1 Roppongi Minato-ku, Tokyo 106-6114

Invesco Hong Kong Limited 41/F, Champion Tower Three Garden Road, Central Hong Kong

Invesco Senior Secured Management, Inc. 1166 Avenue of the Americas New York, NY 10036

Invesco Canada Ltd. 5140 Yonge Street Suite 800 Toronto, Ontario Canada M2N 6X7
Item 33: Management Services
Not applicable
Item 34: Undertakings
The Registrant hereby undertakes:
1. Not applicable
2. Not applicable
3. Not applicable
4. (a) To file during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.
(b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(c) To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
5. If applicable:
(a) For purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 497(h) under the Securities Act of 1933, shall be deemed to be part of this Registration Statement as of the time it was declared effective.
(b) For the purpose of determining any liability under the Securities Act of 1933, each post- effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
6. To send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, its Statement of Additional Information.
SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended, the Registrant, Invesco Senior Loan Fund, certifies that it meets all the requirements for effectiveness of this Amendment to the Registration Statement pursuant to Rule 486(b) under the 1933 Act and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized in the City of Houston, and the State of Texas, on the 29th day of June, 2020.
INVESCO SENIOR LOAN FUND
By:	/s/ Sheri Morris
Sheri Morris
Title:	President

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities indicated on the dates indicated.
SIGNATURE	TITLE	DATE
/s/ Sheri Morris	President & Treasurer (Principal Executive Officer)	June 29, 2020
(Sheri Morris)
/s/ David C. Arch*	Trustee	June 29, 2020
(David C. Arch)
/s/ Beth Ann Brown***	Trustee	June 29, 2020
(Beth Ann Brown)
/s/ Bruce L. Crockett*	Chair and Trustee	June 29, 2020
(Bruce L. Crockett)
/s/ Jack M. Fields*	Trustee	June 29, 2020
(Jack M. Fields)
/s/ Martin L. Flanagan*	Vice Chair and Trustee	June 29, 2020
(Martin L. Flanagan)
/s/ Cynthia Hostetler*	Trustee	June 29, 2020
(Cynthia Hostetler)
/s/ Eli Jones*	Trustee	June 29, 2020
(Eli Jones)
/s/ Elizabeth Krentzman***	Trustee	June 29, 2020
(Elizabeth Krentzman)
/s/ Anthony J. LaCava, Jr.**	Trustee	June 29, 2020
(Anthony J. LaCava, Jr.)
/s/ Prema Mathai-Davis*	Trustee	June 29, 2020
(Prema Mathai-Davis)
/s/ Joel W. Motley***	Trustee	June 29, 2020
(Joel W. Motley)
/s/ Teresa M. Ressel*	Trustee	June 29, 2020
(Teresa M. Ressel)
/s/ Ann Barnett Stern*	Trustee	June 29, 2020
(Ann Barnett Stern)
/s/ Robert C. Troccoli*	Trustee	June 29, 2020
(Robert C. Troccoli)
/s/ Daniel S. Vandivort***	Trustee	June 29, 2020
(Daniel S. Vandivort)
/s/ James D. Vaughn***	Trustee	June 29, 2020
(James D. Vaughn)
/s/ Christopher L. Wilson*	Trustee	June 29, 2020
(Christopher L. Wilson)
/s/ Kelli Gallegos	Vice President & Assistant Treasurer (Principal Financial Officer)	June 29, 2020

SIGNATURE	TITLE	DATE
Kelli Gallegos
/s/ Sheri Morris		June 29, 2020
Sheri Morris
Attorney-In-Fact
* Sheri Morris, pursuant to powers of attorney dated March 28, 2018, filed in the Registrant’s Post-Effective Amendment No. 20 on June 26, 2018.
** Sheri Morris, pursuant to powers of attorney dated March 1, 2019, filed in the Registrant’s Post-Effective Amendment No. 21 on June 27, 2019.
*** Sheri Morris, pursuant to powers of attorney dated June 10, 2019, filed in the Registrant’s Post-Effective Amendment No. 21 on June 27, 2019.
SCHEDULE OF EXHIBITS TO FORM N-2
INVESCO SENIOR LOAN FUND
(a)	Third Amended and Restated Agreement and Declaration of Trust dated September 17, 2019
(b)(1)(a)	Third Amended and Restated Bylaws effective December 19, 2016
(b)(1)(b)	Amendment No. 1 to the Third Amended and Restated Bylaws effective July 18, 2017
(h)(2)(e)	Amendment No. 4 to the Amended and Restated Plan of Distribution dated July 1, 2019
(k)(3)(e)	Amendment No. 4 to Service Plan dated July 1, 2019
(n)	Consent of Independent Registered Public Accounting Firm